

Annual Report 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 001-38850

Bally's

BALLY'S CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**20-0904604**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 Westminster Street Providence, RI	02903
(Address of principal executive offices)	(Zip Code)

(401) 475-8474
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol**	**Name of each exchange on which registered**
Common Stock, par value of $0.01 per share	**BALY**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of the voting common stock held by non-affiliates of the registrant as of June 30, 2025 based on the closing price on the New York Stock Exchange for such date, was approximately $68.9 million.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Class	**Outstanding as of February 28, 2026**
Common stock, $0.01 par value	**48,535,459**

For additional information regarding the Company's shares outstanding, refer to Note 17 "Stockholders' Equity."

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 19, 2026 are incorporated by reference into Part III of this Annual Report on Form 10-K.

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BALLY'S CORPORATION

ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

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Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K includes forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are statements as to matters that are not historical facts, and include statements about our plans, objectives, expectations and intentions.

Forward-looking statements are not guarantees and are subject to risks and uncertainties. Forward-looking statements are based on our current expectations and assumptions. Although we believe that our expectations and assumptions are reasonable at this time, they should not be regarded as representations that our expectations will be achieved. Actual results may vary materially. Forward-looking statements speak only as of the time of this Annual Report on Form 10-K and we do not undertake to update or revise them as more information becomes available, except as required by law.

Important factors beyond those that apply to most businesses, some of which are beyond our control, that could cause actual results to differ materially from our expectations and assumptions include, without limitation:

- unexpected costs and other events impacting our planned construction projects, including Bally's Chicago;

- unexpected costs, difficulties integrating and other events impacting our completed acquisitions and our ability to realize anticipated benefits;

- risks associated with our rapid growth, including those affecting customer and employee retention, integration and controls;

- risks associated with the impact of the digitalization of gaming on our casino operations, our expansion into online gaming ("iGaming") and sports betting and the highly competitive and rapidly changing aspects of our interactive businesses generally;

- the very substantial regulatory restrictions applicable to us, including costs of compliance;

- global economic challenges, including the impact of public health crises, global and regional conflicts, rising inflation, rising interest rates and supply-chain disruptions, could cause economic uncertainty and volatility and impact discretionary consumer spending;

- restrictions and limitations in agreements to which we are subject, including our debt, could significantly affect our ability to operate our business and our liquidity; and

- other risks identified in Part I. Item 1A. "Risk Factors" of this Annual Report on Form 10-K.

The foregoing list of important factors is not exclusive and does not include matters like changes in general economic conditions that affect substantially all gaming businesses.

You should not place undue reliance on our forward-looking statements.

ITEM 1.   BUSINESS

Bally's Corporation, a Delaware corporation, with global headquarters in Providence, Rhode Island, is referred to as the "Company," "Bally's," "we," "our" or "us." Our common stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "BALY".

Our Company

We are a global gaming, hospitality, entertainment and technology company with an expanding international footprint across casino, interactive and lottery markets. We provide our customers and partners with physical and interactive entertainment and gaming experiences worldwide. Our offerings include traditional casino gaming, iGaming, online bingo, sportsbook, free-to-play games and technology driven lottery and gaming solutions.

As of February 28, 2026, we own and operate 20 casinos globally, including in the United Kingdom ("UK") and in 11 states across the United States ("US"), along with a golf course in New York and a horse racetrack in Colorado.

We also own Bally Bet Sportsbook & Casino, a premier sports betting and iCasino platform licensed in 14 jurisdictions in North America, and a majority equity interest in Bally's Intralot S.A. ("Intralot") which is active in 39 jurisdictions worldwide and is comprised of a global lottery, technology, management and services business and also the Bally's Interactive International division, a leading global interactive gaming operator. We also have rights to developable land in Las Vegas at the site of the former Tropicana Las Vegas, have been awarded a license to build a full-scale casino and resort in The Bronx, New York, and are developing an integrated destination resort in Chicago, Illinois.

Our revenues are primarily generated by these gaming and entertainment offerings. Our proprietary software and technology stack is designed to allow us to provide consumers with differentiated offerings and exclusive content.

Our Strategy and Business Developments

We seek to continue to grow our business by focusing on expanding our integrated casino and interactive gaming platform, optimizing our capital structure, and employing disciplined growth initiatives. We believe that interactive gaming represents a significant strategic opportunity for the future growth of Bally's and we will continue to proactively allocate resources in regions where we anticipate iGaming regulation, in addition to those markets where iGaming is already well-established. Across the globe, we engage in multiple state and private bidding processes, seeking to obtain new lottery agreements through our innovative technology and solutions. We seek to increase revenues at our casinos and resorts through enhancing the guest experience by providing popular games, restaurants, hotel accommodations, entertainment and other amenities in attractive surroundings with high-quality guest service. We believe that our recent acquisitions have expanded and diversified us from financial and market exposure perspectives, while continuing to mitigate our susceptibility to regional economic downturns, idiosyncratic regulatory changes and increases in regional competition.

In 2025, we continued to execute our long-term strategy, focusing on portfolio expansion, interactive and digital growth, capital structure optimization and operational excellence. Notable efforts included:

- In February 2025, we completed the previously announced merger transactions with Standard General L.P. and its affiliates ("Standard General") and The Queen Casino & Entertainment, Inc., and affiliate of Standard General ("Queen Casino"), adding four regional gaming properties to our Casinos and Resorts portfolio. We believe that these acquisitions strengthen our presence in core US markets and support our strategy of geographic diversification.

- In October 2025, we completed a landmark multi-stage transaction with Intralot that reshaped our operating footprint by combining our Bally's International Interactive business with Intralot's lottery and gaming operations. We believe that this strategic combination established a cohesive global footprint that strengthened both our business-to-business ("B2B") and business-to-consumer ("B2C") channels. This integration brought together our advanced digital technology framework, data systems and interactive expertise with Intralot's established lottery infrastructure and global market reach. We own 57.9% in the combined entity, which is listed on the Athens Stock Exchange as BYLOT.

- In April 2025, we committed A$200 million in convertible notes and subordinated debt to acquire an approximately 38% economic interest in The Star Entertainment Group Limited ("The Star"), a leading Australian casino operator with properties in Sydney, Brisbane and the Gold Coast. This investment expands our international footprint and helps position us for further long-term global growth.

- During 2025, Bally's Chicago, Inc., a consolidated subsidiary of the Company, successfully completed a public offering and private placements, which offered equity to local and accredited investors in an innovative public-private structure that enhances our local stakeholder alignment, demonstrating our commitment to communities in the City of Chicago and other parts of Illinois.

- Construction of our permanent Chicago casino progressed throughout the year, supported by operations at the Bally's Chicago Casino temporary facility. We continued to refine customer engagement strategies and integrate data analytics to optimize performance ahead of the permanent opening.

- In September 2025, we announced plans for the former Tropicana Las Vegas site that include the development of the future Las Vegas Athletics Major League Baseball stadium and an expansive integrated casino, retail, dining and entertainment complex.

- In December 2025, we were awarded one of New York State's three downstate commercial casino licenses for our Bally's Bronx project, a transformational $4 billion integrated casino resort project located within Bally's Golf Links at Ferry Point in The Bronx, New York. This resort project aims to create sustainable economical advancement and meaningful engagement and collaboration within the community.

- During 2025, several lottery contracts were awarded to Intralot including contracts for VLTs monitoring system in Nebraska and in New Zealand and contracts for lottery systems in New Hampshire, Idaho and Arkansas.

Collectively, these initiatives have advanced our transformation into a globally diversified gaming and technology operator with a strengthened portfolio, expanded global footprint and enhanced platforms across both digital and land-based channels.

2025 Transactions

On February 7, 2025, the Company completed the previously announced transactions under the Agreement and Plan of Merger (as amended, the "Merger Agreement") with SG Parent LLC, a Delaware limited liability company ("Parent"), The Queen Casino & Entertainment, Inc., a Delaware corporation and affiliate of Parent ("Queen"), Epsilon Sub I, Inc., a Delaware corporation and wholly owned subsidiary of the Company ("Merger Sub I"), Epsilon Sub II, Inc., a Delaware corporation and wholly owned subsidiary of the Company ("Merger Sub II", and together with the Company and Merger Sub I, the "Company Parties"), and, solely for purposes of specified provisions thereof, SG CQ Gaming LLC, a Delaware limited liability company ("SG Gaming" and together with Parent and Queen, the "Buyer Parties"). Refer to Note 1 "General Information" to our consolidated financial statements presented in Part II, Item 8 of this Annual Report on Form 10-K for more information on the Merger Agreement and the mergers.

On October 8, 2025 (the "Intralot Closing Date"), the Company completed the previously announced acquisition under the transaction agreement (the "Transaction Agreement") of Intralot, pursuant to which Intralot agreed to acquire Bally's International Interactive through a combined cash-and-equity transaction. Pursuant to the Transaction Agreement, (i) Intralot paid the Company €1.5 million ($1.8 billion) in cash and issued approximately 873.7 million new shares in exchange for all of the issued and outstanding capital stock of Bally's Holdings Limited which held Bally's International Interactive, (ii) the Company's ownership of Intralot increased to a controlling 57.9% interest through the issuance of equity to the Company's consolidated subsidiary Premier Entertainment Sub, LLC via PE Sub Holdings LLC, an indirect wholly owned subsidiary of the Company, making the Company the majority shareholder of Intralot (the "Intralot Transaction").

As a result of obtaining a controlling financial interest in Intralot, the Company retained control of Bally's International Interactive, via Bally's Holdings Limited, throughout the transaction. On the Intralot Closing Date, legal ownership of Bally's Holdings Limited transferred from Premier Entertainment Sub to Intralot; however, Bally's Corporation simultaneously obtained control of Intralot. Accordingly, Bally's maintained control of Bally's International Interactive, and as a result, the transfer of Bally's International Interactive was accounted for as an equity transaction with the initial recognition of a 42.1% non-controlling interest, and no gain or loss was recognized in earnings.

For further information on our recent acquisitions, refer to Notes 1 "General Information" and 7 "Business Combinations" to our consolidated financial statements presented in Part II, Item 8 of this Annual Report on Form 10-K.

Our Operating Structure

Our business is organized into four reportable segments: (i) Casinos & Resorts, (ii) Bally's Intralot B2B, (iii) Bally's Intralot B2C and (iv) North America Interactive.

Casinos & Resorts - includes 19 land-based casino properties, one horse racetrack and one golf course in the US as of February 28, 2026:

Property Name	Location
Bally's Atlantic City Casino Resort ("Bally's Atlantic City")	Atlantic City, New Jersey
Bally's Black Hawk[1][2]	Black Hawk, Colorado
Bally's Chicago Casino ("Bally's Chicago")[3]	Chicago, Illinois
Bally's Dover Casino Resort ("Bally's Dover")[2]	Dover, Delaware
Bally's Evansville Casino & Hotel ("Bally's Evansville")[2]	Evansville, Indiana
Bally's Kansas City Casino ("Bally's Kansas City")[2]	Kansas City, Missouri
Bally's Lake Tahoe Casino Resort ("Bally's Lake Tahoe")	Lake Tahoe, Nevada
Bally's Quad Cities Casino & Hotel ("Bally's Quad Cities")[2]	Rock Island, Illinois
Bally's Shreveport Casino & Hotel ("Bally's Shreveport")[2]	Shreveport, Louisiana
Bally's Tiverton Casino & Hotel ("Bally's Tiverton")[2]	Tiverton, Rhode Island
Bally's Twin River Lincoln Casino Resort ("Bally's Twin River")[2]	Lincoln, Rhode Island
Bally's Vicksburg Casino ("Bally's Vicksburg")	Vicksburg, Mississippi
Hard Rock Hotel & Casino Biloxi ("Hard Rock Biloxi")[2]	Biloxi, Mississippi
Bally's Arapahoe Park	Aurora, Colorado
Bally's Golf Links at Ferry Point ("Bally's Golf Links")	Bronx, New York
Casino Queen Marquette[2]	Marquette, Iowa
DraftKings at Casino Queen[2]	East St. Louis, Illinois
Bally's Baton Rouge Casino and Hotel[2]	Baton Rouge, Louisiana
The Queen Baton Rouge[2]	Baton Rouge, Louisiana

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(1) Consists of three casino properties: Bally's Black Hawk North Casino, Bally's Black Hawk West Casino and Bally's Black Hawk East Casino.
(2) Properties leased from Gaming & Leisure Properties ("GLPI"). Refer to Note 15 "Leases" presented in Part II, Item 8 of this Annual Report on Form 10-K for additional information.
(3) Temporary casino facility while permanent casino resort is constructed. Site of future permanent casino resort is leased from GLPI.

Bally's Intralot B2B - includes Intralot's global lottery operations and the Company's licensing business.

Bally's Intralot B2C - includes the Company's interactive European gaming operations, Intralot's B2C lottery operations, as well as one casino property, Bally's Newcastle, in the UK.

North America Interactive - includes the North American operations of Bally's Interactive, primarily a B2C online iGaming and online sportsbook operator; and consumer facing service and marketing engines.

Refer to Note 20 "Segment Reporting" to our consolidated financial statements presented in Part II, Item 8 of this Annual Report on Form 10-K for additional information on our segment reporting structure.

Our Brands

Bally's Brand

Bally's is an iconic brand with broad recognition in the gaming industry. Our market research indicates that active gamers demonstrate strong awareness of the Bally's name, though historically they have had limited engagement with Bally's-branded products and gaming offerings. In recent years, we have undertaken a comprehensive rebranding initiative across our casinos and resorts portfolio to build upon the deep legacy of the Bally's brand.

Our research further indicates that gamers across demographic segments recognize Bally's and associate the brand with gaming entertainment, including slot machines, pinball machines, video gaming, and casinos. We continue to execute on our vision of establishing Bally's as a premier, fully integrated, omni-channel gaming destination for both retail and online players. These insights have informed the development of our Bally Rewards program, which enables customers to earn and redeem rewards seamlessly across online platforms, our sportsbook, and our casino resorts.

We believe our phased approach to transforming and unifying the Bally's brand has been thoughtful and deliberate. While certain properties operate under legacy or third-party naming rights arrangements, Bally's remains central to our long-term strategic positioning.

In summary, we remain focused on advancing Bally's as a legendary, integrated brand by leveraging our casinos and resorts footprint, interactive offerings, media assets, and our comprehensive rewards program to enhance customer engagement and rival our competition.

Interactive Brands

We operate a suite of award-winning brands and are focused on building a diverse portfolio of distinctive and recognizable brands that deliver player experiences and gaming content globally. Our brands are generally as follows, which include certain licensed brands:

- iGaming brands: *Bally Bet*, *Rainbow Riches Casino, Virgin Games, Monopoly Casino;*
- Online bingo: *Jackpotjoy, Double Bubble Bingo* and *Botemania;*
- Sportsbook: *Bally Bet*;
- Free-to-Play Games: *Bally Play, Bally Sports Live* and *SportCaller;*
- *Telescope*, a provider of real-time audience engagement solutions for live events, gamified second screen experiences and interactive livestreams.

Lottery Brands

Our lottery brands include LotosX, which serves as our open and modular software ecosystem enabling operators to deliver secure, reliable, and flexible gaming services with improved operational efficiency, and PhotonX, which is one of the market's highest-performance retail lottery terminals, providing fast, dependable transaction processing and a seamless experience for both operators and players.

Our Technology and Product Development

At Bally's, we have developed an integrated suite of real-money gaming and lottery technologies that support a diverse portfolio of localized products. Our platforms combine proprietary innovation with third-party solutions, enabling flexibility, scalability, and responsiveness to market needs.

Our technology stack delivers core player account management capabilities, including responsible gaming tools, compliance infrastructure, and secure, high-performance digital wallets. Our data and analytics platform supports essential marketing processes and enables a unified, customer-focused experience across our casinos and resorts, as well as our online gaming, sports betting, and lottery businesses.

We remain committed to advancing technology that strengthens our competitive position and enhances the customer experience. A key objective is the continued integration of products and systems across our portfolio to deliver a seamless, end-to-end experience. We also plan to expand our data analytics capabilities to improve the identification and management of problem-gambling indicators while enhancing product personalization and entertainment value.

Our approach is grounded in more than two decades of experience in global lottery and online gaming markets, combined with Intralot's extensive lottery heritage, Bally's iGaming expertise, and longstanding partnerships with leading third-party sports and gaming providers. Our technology and product development teams continue to innovate, adapt to emerging trends, and support expansion into new markets.

A significant milestone in our technology strategy is Vitruvian, our advanced data and marketing platform that leverages real-time data, artificial intelligence ("AI"), and machine learning ("ML"). Vitruvian supports predictive analytics, real-time responsible gaming monitoring, and highly personalized marketing and content recommendations. Together with our existing lottery, sports, and gaming platforms, it provides a robust foundation for continued innovation and future market launches.

In 2025, we continued to strengthen our online gaming and sports betting offerings, including the rollout of a redesigned proprietary sportsbook interface in North America. Across the Bally's Intralot B2C segment, we expanded sports offerings through the Kambi platform, introduced the "Jackpot Blast" jackpot product, and completed deployment of Vitruvian. These enhancements reinforced our responsible gaming frameworks, improved platform efficiency, and supported more personalized customer engagement.

Intralot's lottery portfolio further expands our global technology footprint, providing solutions across 40 markets. These include proprietary systems for state-operated traditional lotteries under long-term contracts, iLottery platforms, advanced VLT monitoring systems for large-scale gaming networks, and "Orion," a retail-focused sports betting platform designed to leverage existing retail infrastructure.

Throughout 2026, we expect to advance integration between Bally's Interactive and Intralot technologies. This work is intended to strengthen our long-term technology roadmap, enhance future B2B opportunities, and introduce additional capabilities across our B2C operations in both existing and emerging markets.

Marketing

Bally's marketing strategy centers on a well-defined vision: driving sustainable growth, increasing market share, and strengthening competitive advantage within each region in which we conduct business. To realize these objectives, we utilize a cohesive, analytics-based strategy that spans six primary marketing channels - Advertising, Direct Marketing, Player Development, Special Events and Promotions, Entertainment, and our Bally Rewards loyalty program.

This multi-channel ecosystem enables us to create consistent brand experiences while tailoring our message to the unique dynamics of each market. Our marketing system is crafted to drive both visitation and revenue with targeted precision, efficiency and a strategic approach, serving over 12 million Bally Rewards members across North America.

Our transformation is clear and intentional. We are purposefully adopting a growth-oriented strategy, focusing on expanding our database, enhancing customer loyalty and boosting revenue growth, all while upholding prudent reinvestment. By directing resources towards high impact, high return initiatives, particularly in regional markets with fierce competition, Bally's is dedicated to capturing market share through more effective marketing, deeper customer engagement, and premier analytics.

Our strategy centers on a comprehensive analysis of data, assessing not only efficiency but also effectiveness. Through insights into customer actions, prevailing market trends, and reinvestment economics, we are able to optimize returns and maintain long-term growth, even when faced with strong competitive environments.

Advertising

Bally's takes a distinctly different approach from traditional casino advertising, choosing to emphasize targeted, action-oriented communications rather than widespread brand awareness campaigns. The Company allocates its advertising budget toward initiatives that prompt instant customer engagement, such as special events, entertainment options, promotional activities, and amenity-based offers.

Years of operating in highly competitive regional markets have shown that targeted advertising outperforms generic messaging, strengthening both visitation and overall brand value. We leverage a diversified media mix to connect with every customer segment, ensuring relevance and maximizing conversion.

Direct Marketing

Direct marketing is the foundation of our customer engagement model. It allows us to build personalized, data-driven relationships through tailored offers designed to stimulate initial visits, increase frequency, and reactivate inactive or low-frequency players.

Our strategy differentiates itself by being more aggressive and more analytical than traditional approaches. We believe our success across the portfolio has come from optimizing reinvestment without oversaturation and from leveraging a rules-based decision engine that incorporates multiple customer-value and behavioral data points. This strategy is designed to promote precision, improve ROI, and enhance the customer experience through relevancy and consistency.

Player Development

Our VIP segment—representing over 60% of rated casino revenue—is the core of Bally's business. The Player Development team sits at the heart of our customer-relationship strategy, building and maintaining high-value relationships that directly impact property performance.

This group works with divisional and property-level leadership to drive:
- Premium player acquisition
- Retention and loyalty
- VIP revenue growth
- Best-in-class service delivery

We believe that providing exceptional hospitality, exclusive experiences, tailored offers, and personalized entertainment helps Bally's remains a preferred destination for our most valuable customers. Player Development is not just a marketing function—it is a strategic revenue engine critical to our long-term growth.

Special Events and Promotions

Programming is one of the most important drivers of visitation in regional gaming markets, and Bally's leverages its loyalty program to deliver high-value, segmented event strategies. We believe gift programs, promotional offers, card-tier events, and themed activation calendars reinforce loyalty and accelerate repeat visitation.

Our approach seeks to balance broad-appeal promotions with elevated, targeted experiences designed to deliver incremental revenue from core customer segments. This approach aims to strengthen the Bally Rewards program and enhance brand affinity across the database.

Entertainment

Entertainment plays a vital role in our mission to attract and retain gamers. Through a mix of headline acts and compelling local entertainment in lounges and bars, Bally's strives to create a differentiated customer experience that drives both gaming and non-gaming revenue.

By integrating entertainment into our marketing strategy, we expand our reach to new audiences, so that we may grow our loyalty base and reinforce the Bally's brand as engaging, fun, and experience-driven.

Bally Rewards Loyalty Program

The Bally Rewards Program is the backbone of our customer ecosystem. Designed to unify the brand across all Casinos & Resorts properties, the program features five tiers—Pro, Star, Superstar, Legend, and Champion—each offering escalating benefits.

The future vision includes a true "one card system" allowing customers to seamlessly use their benefits across properties and online. Our focus is on expanding benefits beyond the casino floor, giving customers more reasons to stay loyal to the Bally's brand.

Interactive Cross Marketing

Our cross-marketing strategy bridges online and land-based gaming through coordinated campaigns across direct mail, property marketing, and VIP channels. We believe these initiatives increase interactive product adoption while driving interactive customers back into land-based properties. In jurisdictions where we have both strong retail and interactive business, we believe we have the opportunity to use our database to cross sell customers and unlock value in the database. This is a growing area of opportunity, and we look to deploy in more markets as our interactive business grows.

Competition

The gaming industry is one of the most competitive in the entertainment landscape, spanning land-based casinos, Native American properties, online gaming, sports betting, Video Lottery Terminals ("VLTs"), sweepstakes, fantasy sports, and countless non-gaming leisure alternatives. Competitive pressure is significant in every jurisdiction where we operate—especially from low-tax competitors such as certain Native American casinos.

As legalized gaming continues to expand across the US and internationally, Bally's must maintain a disciplined, data-driven marketing strategy to protect market share, grow in key regional markets, and continue positioning the brand for long-term success.

Seasonality

Seasonal patterns, including weather, tourism cycles, and transportation conditions, affect performance across several Bally's properties. Regional casinos often peak in the spring; destination properties in the summer. Sports betting follows major sports seasons. Because these fluctuations can materially impact performance, Bally's proactively aligns programming, reinvestment, and marketing calendars to maximize results during peak demand and offset seasonal declines.

Human Capital Resources

Engaging and Investing in the Community

The Company believes that in order to flourish in a competitive environment and global economy, all ideas must be on the table, and an environment that welcomes and encourages diverse perspectives leads to success in business. A driving factor of our success is ensuring that our team members are player-centric and proactive in finding ways to entertain and deliver custom experiences for our broad and diverse global players and guests.

We believe that by providing our employees with competitive pay and benefits, as well as opportunities for professional development, we can achieve our goals of attracting and retaining a creative and engaged workforce reflective of our players, guests and customers. Our professional development efforts include robust training programs, at no cost to the employee, scholarships, and tuition reimbursement opportunities. In addition, we maintain a Management Development Program which is designed to allow us to identify and promote high performing talent within our workforce. We also engage with our employees through a number of health and wellness programs which include an annual wellness fair, annual flu shots, weight loss programs, quarterly fitness challenges, employee assistance program, student loan assistance, and weekly wellness communications providing helpful information on health initiatives.

We also believe in the importance of giving back to our communities and have several community impact initiatives, including fundraising events to support local organizations and community service events. We encourage our employees to participate in these events and recognize their efforts and contributions in their respective communities.

Labor Relations

As of December 31, 2025, we had approximately 11,700 employees. A large number of our employees at our Casinos & Resorts properties within several US states are represented by a labor union and are subject to collective bargaining agreements with us. As of December 31, 2025, we had 36 collective bargaining agreements covering 3,679 employees. Our collective bargaining agreements generally have three-or-five-year terms.

Environmental, Social and Corporate Governance

Bally's is committed to engaging and investing in the communities in which we operate and promoting a diverse and inclusive workplace for our valued team members. We strive to make a positive impact and embrace our commitment to responsible gaming and business practices.

Across all jurisdictions where we are located, we are dedicated to building stronger communities by becoming an integral part of the local community by hosting fundraisers, building relationships, growing tourism, and supporting local non-profits. The Company made a landmark $5 million commitment over five years to the Community College of Rhode Island Foundation as part of a strategic workforce and economic development partnership in the State of Rhode Island. This investment has led to the development and launch of a comprehensive Table Games Dealer Training Academy at the college campus near one of our largest casinos. The program's inaugural class achieved a 100% graduation rate, with all graduates receiving job offers from Bally's, the majority of which remain active team members today.

In addition, we are committed to ensuring responsible play and guest safety. All our employees participate in training to better equip them to identify and mitigate problem play. The Company is a member of the U.S. Responsible Online Gaming Association and the corporate Leadership Circle for the National Council on Problem Gambling, adopted American Gaming Association's Responsible Marketing Code of Conduct and supported its annual "Have a Game Plan" Campaign, and received RG Check responsible gaming accreditation for online operations BallyCasino.com and VirginCasino.com (since rebranded to MONOPOLYCasinoUS.com). We are also committed to supporting responsible gaming research and donated over $1 million to the International Center of Responsible Gaming for expanded research for underage play prevention and the usage of responsible gaming tools since 2022.

Governmental Gaming Regulation

General

The casino, iGaming and lottery industries are highly regulated, and we must maintain licenses and pay gaming taxes in each jurisdiction in which we operate. Our casino and iGaming businesses, as well as our lottery contracts which are typically B2B in nature, serving government run and state regulated lottery organizations, are subject to extensive regulation under the laws, rules and regulations of the jurisdiction in which we operate. These laws, rules and regulations generally concern the responsibility, financial stability, integrity and character of the owners, managers, officers and certain employees of our gaming operations. Probity checks are conducted by regulatory authorities to establish that such persons are *fit and proper*. Violations of laws or regulations in one jurisdiction could result in disciplinary action in that and other jurisdictions.

Some jurisdictions, including those in which we are licensed, empower their regulators to investigate participation by licensees in gaming outside their jurisdiction and require access to periodic reports reflecting those gaming activities.

Pursuant to the gaming laws in the jurisdictions where we have operations, and under our organizational documents, certain of our securities are subject to restrictions on ownership which may be imposed by specified governmental authorities. These restrictions may require a holder of our securities to dispose of the securities, or, if the holder refuses or is unable to dispose of the securities, we may be required to repurchase the securities.

For a more detailed description of regulations to which we are subject, see Exhibit 99.1, to this Annual Report on Form 10-K, which is incorporated herein by reference.

Our Regulatory Agreement

We are party to an Amended and Restated Regulatory Agreement (the "Regulatory Agreement"), with the Rhode Island Department of Business Regulation ("DBR") and the State Lottery Division of the Rhode Island Department of Revenue ("DoL"). The Regulatory Agreement contains financial and other covenants that, among other things, (i) restrict the acquisition of stock and other financial interests in us, (ii) relate to the licensing and composition of members of our management and Board of Directors (the "Board"), (iii) prohibit certain competitive activities and related-party transactions and (iv) restrict our ability to declare or make restricted payments (including dividends), incur additional indebtedness or take certain other actions, if our leverage ratio exceeds 5.50 to 1.00 (in general being gross debt divided by Adjusted EBITDA, each as defined in the Regulatory Agreement).

The Regulatory Agreement also provides affirmative obligations, including setting a minimum number of employees that we must employ in Rhode Island and providing the DBR and DoL with periodic information updates about us. Among other things, the Regulatory Agreement prohibits us and our subsidiaries from owning, operating, managing or providing gaming specific goods and services to any properties in Rhode Island (other than Bally's Twin River and Bally's Tiverton), Massachusetts, Connecticut or New Hampshire. A failure to comply with the Regulatory Agreement could subject us to injunctive and monetary relief, and ultimately the revocation or suspension of our licenses to operate in Rhode Island.

The DoL also has regulatory authority over Bally's under our VLT master contracts with the DoL. Our master contracts with Rhode Island extended through June 30, 2043, and allow for consolidation of promotional points between Bally's Twin River and Bally's Tiverton, obligate Bally's Twin River to build a 50,000 square foot expansion, obligate Bally's to lease at least 20,000 square feet of commercial space in Providence, and commit us to invest $100 million in Rhode Island over the term, including an expansion and the addition of new amenities at Bally's Twin River. As a licensed Technology Provider since July 1, 2021, Bally's Twin River is entitled to an additional share of net terminal income on VLTs which they owned or leased. June 2021 legislation in Rhode Island also authorized a joint venture between Bally's and IGT Global Solutions Corporation ("IGT") to become a licensed technology provider and supply the State of Rhode Island with all VLTs at both Bally's Twin River and Bally's Tiverton for a 20.5-year period starting January 1, 2023. The joint venture was organized as the Rhode Island VLT Company, LLC, with IGT owning 60% of the membership interests and Bally's or its affiliates owning 40% of the membership interests ("RI Joint Venture"). On December 30, 2022, Bally's Twin River and Bally's Tiverton purchased additional machines directly from IGT to effectively own 40% of the machines. On January 1, 2023, Bally's Twin River and Bally's Tiverton contributed all of their machines to the RI Joint Venture in return for an aggregate 40% membership interest, and IGT contributed all of their machines at Bally's Twin River and Bally's Tiverton to the RI Joint Venture in return for a 60% membership interest.

Other Laws and Regulations

Our businesses are subject to various laws and regulations in addition to gaming regulations. These laws and regulations include restrictions and conditions concerning alcoholic beverages, food service, smoking, environmental matters, employees and employment practices, currency transactions, taxation, zoning and building codes, marketing and advertising and data privacy. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Material changes to any of the laws, rules, regulations. or ordinances to which we are subject, new laws or regulations or material differences in interpretations by courts or governmental authorities could adversely affect our operating results.

The sale of alcoholic beverages is subject to licensing, control, and regulation by applicable local regulatory agencies. All licenses are revocable and are not transferable. The agencies involved have full power to limit, condition, suspend or revoke any license, and any disciplinary action could, and revocation would, have a material adverse effect upon our operations.

Intellectual Property

We develop intellectual property to differentiate our retail casinos, interactive and lottery products from our competitors. Our brands and technology constitute key business assets. In order to protect our brands, technology and other creative output, we rely on a combination of trademarks, copyright, patents, trade secrets and contract law to establish and protect our proprietary rights.

Our core brand in the United States is Bally's and Bally. We use "Bally's" in connection with a majority of our land-based properties. We use variations of "Bally" in connection with our interactive products, including Bally Bet, Bally Sports Live and Bally Play. The Bally's and Bally brands are protected by approximately 200 trademark registrations and applications in the US and foreign jurisdictions. In line with our multi-brand strategy, we register trademarks for brands either directly exploited by us in the provision of gaming services or for the purpose of licensing to third parties. Following the sale of the Carved-Out Business in the fourth quarter of 2024, our in-house brands in foreign jurisdictions include Jackpotjoy, Botemania, Vera & John (in Sweden only) and Bally Bet Sports & Casino. We also operate interactive sites under brand license agreements with third parties, including the Virgin Games, Rainbow Riches Casino, Double Bubble Bingo and Monopoly Casino brands. In addition, we hold an exclusive trademark license for Hard Rock in relation to our Hard Rock Biloxi casino. The Hard Rock license expires in 2027 with an option to renew for two successive ten-year terms.

We create original software code and designs for our interactive gaming, lottery and betting services. Our software code is primarily protected by copyright and, to a lesser extent, patents. Although our business is not dependent on any one of our patents or combination of our patents, we file patent applications where we believe it is appropriate to do so. Our Bally's Intralot research and development efforts have resulted in 166 granted patents and two additional active patent applications pending in various stages. We also license patented technology where required for the operation of our business. We protect our trade secrets and confidential information by nondisclosure agreements and confidentiality clauses.

While we take action to protect our intellectual property rights, there is always a risk that (i) our proprietary rights become invalidated or unenforceable, (ii) we are unsuccessful in obtaining trademark or patent registrations, (iii) a brand license agreement is terminated, and (iv) we are unsuccessful in our enforcement efforts and therefore unable to prevent what we consider to be misuse of our intellectual property assets. The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Further, third parties may independently develop similar brands and technologies which would negatively impact the value of our intellectual property.

Corporate Information

We were incorporated in Delaware on March 1, 2004. Our principal executive offices are located at 100 Westminster Street, Providence, Rhode Island 02903, and our telephone number is (401) 475-8474. Our website address is www.Ballys.com. The information that is contained in, or that is accessible through, our website is not part of this filing.

Available Information

We are required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). These filings are available on the SEC's website at www.sec.gov. We also make our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and all amendments to these reports available free of charge through our corporate website as soon as reasonably practicable after such reports are filed with, or furnished to, the SEC. In addition, our Code of Business Conduct, Corporate Governance Guidelines and charters of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee are available on our website, www.Ballys.com. The information that is contained in, or that is accessed through, our website is not part of this filing.

ITEM 1A. RISK FACTORS

In addition to the other information contained in this Annual Report on Form 10-K, the following risk factors should be considered carefully in evaluating our business. If any of the following risks actually occur, our business, financial condition and results of operations could be adversely affected. If this were to happen, the value of our securities, including our common stock, could decline significantly, and investors could lose all or part of their investment.

Risk Factor Summary

Our business is subject to a number of risks and uncertainties, including those highlighted in this item in this Annual Report on Form 10-K. Some of these principal risks include the following:

General Economic Conditions

- Our business is particularly sensitive to reductions in discretionary consumer spending.

Competition

- The gaming industry, including retail casinos and iGaming, is very competitive and increased competition, including through legislative legalization or expansion of gaming by states in or near where we own facilities or through Native American gaming facilities, could adversely affect our financial results.
- Portions of our operations are dependent on government contracts, which are generally awarded following lengthy and competitive government bidding processes and include performance guarantees.

Compliance, Regulatory and Legal Risks

- We are subject to extensive laws, regulation and licensing, and gaming authorities have significant control over our operations, which could have an adverse effect on our business.
- Failure to comply with the terms of the Regulatory Agreement could result in a breach and could harm our business.
- We are subject to extensive environmental regulation, which creates uncertainty regarding future environmental expenditures and liabilities.
- We or certain third parties that we rely on may fail to establish and maintain effective and compliant anti-money laundering, counter terrorism financing, safer gambling, fraud detection, risk management and other regulatory policies, procedures and controls.
- Our business is subject to a variety of US and foreign laws, many of which are unsettled and still developing, and which could subject us to claims or otherwise harm our business across jurisdictions which could have a material adverse effect on our financial condition and results of operations.
- Our growth prospects depend on the legal status of real money gaming in various jurisdictions and legalization may not occur in as many jurisdictions as we expect or may occur at a slower pace than we anticipate which could adversely affect our future results of operations.

Business Operational Risks

- We are reliant on effective payment processing services from a limited number of providers in each of the markets in which we operate.
- Our profitability will be dependent, in part, on return to players.
- We extend credit to a portion of our customers, and we may not be able to collect gaming receivables from our credit customers.
- Declining popularity of games and changes in device preferences of players could have a negative effect on our business.
- The casino, hotel and hospitality industry is capital intensive and we may not be able to finance development, expansion and renovation projects, which could put us at a competitive disadvantage.
- We are subject to various construction and development risks in connection with our current and future construction projects.
- We may invest in or acquire other businesses, and our business may suffer if we are unable to successfully integrate acquired businesses into our company or otherwise manage the growth associated with multiple acquisitions.
- We face risks associated with growth and acquisitions.
- Negative perceptions and publicity surrounding the lottery industry could lead to increased regulation.
- Our management identified material weaknesses in our internal control over financial reporting which could, if not remediated, result in material misstatements in our consolidated financial statements.
- We may be unable to protect our intellectual property rights.

- Our results of operations and financial condition could be adversely affected by the occurrence of natural disasters, such as hurricanes, or other catastrophic events, including war, terrorism and public health crises such as the COVID-19 pandemic.

Cybersecurity, Data Privacy and Technology Risks

- We rely on information technology, Internet infrastructure and other systems and platforms, and any failures, errors, defects or disruptions in our systems or platforms could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technical infrastructure and adversely affect our operating results and growth prospects.
- Our business may be harmed by cybersecurity and data privacy incidents.
- We may use AI in our business, and challenges with properly managing its use could result in reputational harm, competitive harm and legal liability, and could have adverse effects on our business, operating results, and financial condition.

Financing Risks

- Our debt agreements, the Regulatory Agreement and other future indebtedness contain or may contain restrictive covenants that may limit our operating flexibility.
- Servicing our indebtedness and funding our other obligations requires a significant amount of cash, and our ability to generate sufficient cash depends on many factors, some of which will be beyond our control.

Risks Related to our Common Stock

- The market price of our common stock could fluctuate significantly.
- Our largest shareholder owns a majority of our outstanding common stock, which could limit the ability of other shareholders to influence corporate matters.
- We are a "controlled company" within the meaning of the corporate governance standards of NYSE. As a result, we qualify for exemptions from certain corporate governance standards and our shareholders do not have the same protections afforded to shareholders of companies that are subject to such requirements.
- We are not paying dividends and any decision to do so in the future will be at the discretion of our Board.

General Economic Conditions

Our business is particularly sensitive to periodic reductions in discretionary consumer spending.

Our business is particularly sensitive to periodic reductions in discretionary consumer spending. Demand for entertainment and leisure activities, including gaming, can be affected by changes in the economy and consumer tastes, both of which are difficult to predict and beyond our control. Unfavorable changes in general economic conditions, including recessions, economic slowdowns, sustained high levels of unemployment and rising prices or the perception by consumers of weak or weakening economic conditions, may reduce our users' disposable income or result in fewer individuals engaging in entertainment and leisure activities, such as visiting casinos and casino hotel properties, free-to-play games, sports betting, iCasino and online bingo. A period of sustained inflation, particularly in the US, European Union ("EU") and UK, could materially impact our business. The effects of inflation on discretionary consumer spending could result in the reduction of the demand for entertainment and leisure activities. Moreover, we rely on the strength of regional and local economies in the US for the performance of each of our properties. As a result, we cannot ensure that demand for our offerings will remain constant. Adverse developments affecting economies throughout the world including a general tightening of the availability of credit, increasing energy costs, rising prices, inflation, acts of war or terrorism, natural disasters, declining consumer confidence, significant declines in the stock market or epidemics, pandemics or other health-related events or widespread illnesses, like the COVID-19 pandemic, could lead to a reduction in visitors to our properties, including those that stay in our hotels, or discretionary spending by our customers on entertainment and leisure activities, which could adversely affect our business, financial condition and results of operations.

Competition

The gaming industry, including retail casinos and iGaming, is very competitive and increased competition, including through legislative legalization or expansion of gaming by states in or near where we own facilities or through Native American gaming facilities, could adversely affect our financial results.

We face significant competition in all areas in which we conduct our business. Increased competitive pressures may adversely affect our ability to continue to attract customers or affect our ability to compete efficiently.

Several of our casinos and resorts are in jurisdictions that restrict gaming to certain areas and/or may be affected by state laws that currently prohibit or restrict gaming operations. We also face the risk that existing casino licensees will expand their operations and the risk that Native American gaming will continue to grow. Budgetary and other political pressures faced by state governments could lead to intensified efforts directed at the legalization of gaming in jurisdictions where it is currently prohibited. The legalization of gaming in such jurisdictions could be an expansion opportunity for our business, or create competitive pressures, depending on where the legalization occurs and our ability to capitalize on it. Our ability to attract customers to the existing casinos which we own could be significantly and adversely affected by the legalization or expansion of gaming in certain jurisdictions and by the development or expansion of Native American casinos in areas where our customers may visit.

In addition, our competitors may refurbish, rebrand, or expand their casino offerings, which could result in increased competition. Furthermore, changes in ownership may result in improved quality of our competitors' facilities, which may make such facilities more competitive. Certain of our competitors are large gaming companies with greater name recognition, marketing efforts and financial resources. In some instances, particularly in the case of Native American casinos, our competitors pay lower taxes or no taxes. These factors create additional challenges for us in competing for customers and accessing cash flow or financing to fund improvements for our casino and entertainment products that enable us to remain competitive.

We also compete with other forms of legalized gaming and entertainment such as bingo, pull-tab games, card parlors, sportsbooks, pari-mutuel or simulcast betting on horse and dog racing, state-sponsored lotteries, instant racing machines, VLTs (including racetracks that offer VLTs) and video poker terminals and, in the future, we may compete with gaming or entertainment at other venues. Further competition from online lotteries and other online wagering gaming services, which allow their customers to wager on a wide variety of sporting events and play Las Vegas-style casino games from home, could divert customers from the facilities we own and thus adversely affect our business. Such online wagering services are likely to expand in future years and become more accessible to domestic gamblers as a result of US Department of Justice positions related to the application of federal laws to intrastate online gaming and initiatives in some states to consider legislation to legalize intrastate online wagering. The law in this area has been rapidly evolving, and additional legislative developments may occur at the federal and state levels that would accelerate the proliferation of certain forms of online gaming in the US.

We may also face competition from other gaming facilities which are able to offer sports wagering services (including mobile sports wagering) following the enactment of applicable legislation. Numerous states that border the states in which we operate have pending or proposed legislation which would allow for sports betting, each of which could have an adverse effect on our financial results.

The online gambling industry is highly competitive and we expect more competitors to enter the sector. With several thousand online gambling sites accessible to potential customers around the world with little product differentiation, there is arguably an excess of suppliers. Online and offline advertising is widespread, with operators competing for affiliates and customers who are attracted by sign-up bonuses and other incentives.

Existing and new competitors may also increase marketing spending, including to unprofitable levels, in an attempt to distort the online gambling market to build market share quickly. Some of our competitors have or will have significantly greater financial, technical, marketing and sales resources and may be able to respond more quickly to changes in customer needs. Additionally, these competitors may be able to devote a greater number of resources to the enhancement, promotion and sale of their games and gaming systems. Our future success is or will be dependent upon our ability to retain our current customers and to acquire new customers. Failure to do so could result in a material adverse effect on our business, financial condition and results of operations.

Portions of our operations are dependent on government contracts, which are generally awarded following lengthy and competitive government bidding processes and include performance guarantees.

We routinely engage in lengthy and highly competitive government bidding processes, which have resulted in contracts with government entities across various jurisdictions. Our contracts contain terms and conditions and performance guarantees that we must comply with throughout their term. Any delays in project execution could expose us to the risk of financial liabilities, including the payment of damages and/or increased insurance premiums associated with the performance guarantees, which could materially adversely affect our business.

Compliance, Regulatory and Legal Risks

We are subject to extensive laws, regulation and licensing, and gaming authorities have significant control over our operations, which could have an adverse effect on our business.

Our ownership and operation of casino gaming, horse racing facilities, sports betting, VLTs and online offerings are subject to extensive regulation, and regulatory authorities have broad powers with respect to the licensing of these businesses, and may revoke, suspend, condition, fail to renew or limit our gaming or other licenses, impose substantial fines and take other actions, each of which poses a significant risk to our business, results of operations and financial condition. We currently hold all licenses and related approvals necessary to conduct our present operations but must periodically apply to renew many of these licenses and registrations and have the suitability of certain of our directors, officers and employees renewed. There can be no assurance that we will be able to obtain such renewals or that we will be able to obtain future approvals that would allow us to expand our gaming operations. Any failure to maintain or renew existing licenses, registrations, permits or approvals would have a material adverse effect on us. As we expand our gaming operations in our existing jurisdictions or to new areas, we may have to meet additional suitability requirements and obtain additional licenses, registrations, permits and approvals from gaming authorities in these jurisdictions. The approval process can be time-consuming and costly and we cannot be sure that we will be successful. In addition, the loss of a license in one jurisdiction could trigger the loss of a license or affect our eligibility for a license in another jurisdiction. Furthermore, if additional gaming laws or regulations are adopted in jurisdictions where we operate, these regulations could impose additional restrictions or costs that could have a significant adverse effect on us.

Gaming authorities can generally require that any beneficial owner of our securities file an application for a finding of suitability. If a gaming authority requires a record or beneficial owner of our securities to file a suitability application, the owner must generally apply for a finding of suitability within 30 days or at an earlier time prescribed by the gaming authority. The gaming authority has the power to investigate such an owner's suitability and the owner must pay all costs of the investigation. If the owner is found unsuitable, then the owner may be required by law to dispose of our securities.

Our officers, directors and key employees are also subject to a variety of regulatory requirements and various licensing and related approval procedures in the various jurisdictions in which we operate. If any applicable gaming authority were to find any of our officers, directors or key employees unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. Furthermore, the applicable gaming authority may require us to terminate the employment of any person who refuses to file appropriate applications. Either result could adversely affect our gaming operations.

Applicable gaming laws and regulations may restrict our ability to issue certain securities, incur debt and undertake other financing activities. Such transactions would generally require notice and/or approval of applicable gaming authorities, and our financing counterparties, including lenders, might be subject to various licensing and related approval procedures in the various jurisdictions in which we conduct gaming operations. Applicable gaming laws further limit our ability to engage in certain competitive activities and impose requirements relating to the composition of our Board and senior management personnel. If gaming regulatory authorities were to find any person unsuitable with regard to their relationship to us or any of our subsidiaries, we would be required to sever our relationship with that person, which could materially adversely affect our business.

We are subject to numerous laws that may expose us to liabilities or have a significant adverse impact on our operations. Changes to any such laws could have a material adverse effect on our operations and financial condition.

Our business is subject to a variety of laws, rules, regulations, and ordinances. These laws and regulations include, but are not limited to, restrictions and conditions concerning alcoholic beverages, environmental matters, employees, currency transactions, taxation, anti-money laundering measures, vulnerable customer protections, data privacy, zoning and building codes and marketing and advertising and game design. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Material changes to any of the laws, rules, regulations or ordinances to which we are subject, new laws or regulations or material differences in interpretations by courts or governmental authorities could have an adverse effect on our business, financial condition and results of operations.

Many of our employees, especially those that interact with our customers, receive a base salary or wage that is established by applicable laws that establish a minimum hourly wage that is, in turn, supplemented through tips and gratuities from customers. From time to time, lawmakers have increased the minimum wage. It is difficult to predict when such increases may take place. Any such change to the minimum wage could have a material adverse effect on our business, financial condition and results of operations.

The sale of alcoholic beverages is a highly regulated and taxed business. In the US, federal, state and local laws and regulations govern the production and distribution of alcoholic beverages, including permitting, licensing, trade practices, labeling, advertising, marketing, distributor relationships and related matters. Federal, state and local governmental entities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Failure to comply with applicable federal, state or local laws and regulations could result in higher taxes, penalties, fees and suspension or revocation of permits, licenses or approvals and could have a material adverse effect on our business, financial condition and results of operations. From time to time, local and state lawmakers, as well as special interest groups, have proposed legislation that would increase the federal and/or state excise tax on alcoholic beverages or certain types of alcoholic beverages. If federal or state excise taxes are increased, we may have to raise prices to maintain our current profit margins. Higher taxes may reduce overall demand for alcoholic beverages, thus negatively impacting sales of our alcoholic beverages at our properties. Further federal or state regulation may be forthcoming that could further restrict the distribution and sale of alcohol products. Any material increases in taxes or fees or the adoption of additional taxes, fees or regulations could have a material adverse effect on our business, financial condition and results of operations.

Legislation in various forms to ban or substantially curtail indoor tobacco smoking in public places have been enacted or introduced in many jurisdictions, including some of the jurisdictions in which we operate. We believe these smoking restrictions can significantly impact business volumes. If additional smoking restrictions are enacted within jurisdictions where we operate or seek to do business, our financial condition, results of operations and cash flows could be adversely affected.

In addition, each restaurant we operate must obtain a food service license from local authorities. Failure to comply with such regulations could cause our licenses to be revoked or our related restaurant business or businesses to be forced to cease operations. Moreover, state liquor laws may prevent the expansion of restaurant operations into certain markets.

Failure to comply with the terms of the Regulatory Agreement could result in a breach and could harm our business.

We are currently a party to the Regulatory Agreement with Rhode Island regulatory agencies. The Regulatory Agreement imposes certain affirmative and negative covenants on us. For more detail on the Regulatory Agreement see the section entitled "Governmental Gaming Regulation" in "Item I. Business" of this Annual Report on Form 10-K. A failure to comply with the provisions in the Regulatory Agreement could subject us to injunctive or monetary relief, payments to the Rhode Island regulatory agencies and ultimately the revocation or suspension of our licenses to operate in Rhode Island. Any such remedy could adversely affect our business, financial condition and results of operations. Among other things, the Regulatory Agreement prohibits us and our subsidiaries from owning, operating, managing or providing gaming specific goods and services to any gaming facilities in Rhode Island (other than Bally's Twin River and Bally's Tiverton), Massachusetts, Connecticut or New Hampshire, which may adversely affect our growth and market opportunity in those states.

We are subject to extensive environmental regulation, which creates uncertainty regarding future environmental expenditures and liabilities.

We are subject to various environmental laws and regulations that govern activities that may have adverse environmental effects, such as discharges to air and water, as well as the management and disposal of solid, animal and hazardous wastes and exposure to hazardous materials. These laws and regulations, which are complex and subject to change, include US Environmental Protection Agency regulations. In addition, our horse racing facility in Colorado is subject to state laws and regulations that address the impacts of manure and wastewater generated by concentrated animal feeding operations ("CAFO") on water quality, including storm water discharges. CAFO regulations include permit requirements and water quality discharge standards. Enforcement of CAFO regulations has been receiving increased governmental attention. Compliance with these and other environmental laws can, in some circumstances, require significant capital expenditures. For example, we may incur future costs under existing and new laws and regulations pertaining to storm water and wastewater management at our racetracks. Moreover, violations can result in significant penalties and, in some instances, interruption or cessation of operations.

We are also subject to laws and regulations that create liability and cleanup responsibility for releases of regulated materials into the environment. Certain of these laws and regulations impose strict, and under certain circumstances joint and several, liability on the current or previous owner or operator of property for the costs of remediating regulated materials on or emanating from our property. The costs of investigation, remediation or removal of those substances may be substantial. The presence of, or failure to remediate properly, such materials may adversely affect the ability to sell or rent such property or to borrow funds using such property as collateral. Additionally, as an owner or manager of real property, we could be subject to claims by third parties based on damages and costs resulting from environmental contamination at or emanating from third-party sites. These laws typically impose clean-up responsibility and liability without regard to whether the owner or manager knew of or caused the presence of the contaminants and the liability under those laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of the responsibility. In addition, environmental requirements address the impacts of development on wetlands.

The possibility exists that contamination, as yet unknown, may exist on our properties. There can be no assurance that we will not incur expenditures for environmental investigations or remediation in the future.

We are or may become involved in legal proceedings that, if adversely adjudicated or settled, could impact our business and financial condition.

From time to time, we are named in lawsuits or other legal proceedings relating to our businesses. In particular, the nature of our business subjects us to the risk of lawsuits filed by customers, past and present employees, shareholders, competitors, business partners and others in the ordinary course of business. As with all legal proceedings, no assurances can be given as to the outcome of these matters. Moreover, legal proceedings can be expensive and time consuming, and we may not be successful in defending or prosecuting these lawsuits, which could result in settlements or damages that could adversely affect our business, financial condition and results of operations.

We or certain third parties that we rely on may fail to establish and maintain effective and compliant anti-money laundering ("AML"), counter terrorism financing, safer gambling, fraud detection, risk management and other regulatory policies, procedures and controls.

We operate under extremely stringent regulatory requirements in relation to our land-based casinos and online operations, particularly so in both the United States and the United Kingdom. Regulatory authorities including US agencies and the Great Britain Gambling Commission ("GBGC") have increased scrutiny, with the GBGC's 2025 enforcement priorities shaped by the 2023 White Paper and driven by automation, real-time monitoring, and specific customer thresholds. We handle significant amounts of cash in our land-based operations and see a high volume of digital money transactions in our online operations and are subject to various reporting and AML laws and regulations. Recently, US governmental authorities and the GBGC, have evidenced an increased focus on compliance with AML laws and regulations in the gaming industry, with the GBGC having completed a series of high-profile enforcement action against both online operators and land-based casinos for AML failures. In the UK, safer gambling obligations require operators to identify and act upon indicators of harm in a timely manner, proactively monitor at risk customers, and adhere to new technical standards. Any violation of AML laws or regulations or of safer gambling requirements could have a material adverse effect on our business, financial condition and results of operations. Internal control policies and procedures and employee training and compliance programs that we have implemented to deter prohibited practices may not be effective in prohibiting our customers, employees, contractors or agents from violating or circumventing our policies and the law. If we or our employees or agents fail to comply with applicable laws or our policies governing our operations, we may face investigations, prosecutions and other legal proceedings and actions which could result in fines, license restrictions, civil penalties, administrative remedies and criminal sanctions. Any such government investigations, prosecutions or other legal proceedings or actions could have a material adverse effect on our business, financial condition and results of operations.

The regulatory framework which governs our business, and its interpretation, may be subject to change which we may fail to anticipate and/or respond to.

Online and land-based gambling operators licensed in the UK and other jurisdictions are obliged to establish and maintain compliant AML, anti-terrorism, safer gambling, fraud detection, risk management and other regulatory policies, procedures and controls to mitigate and effectively manage these risks. In the event that they fail to do so, they may be subject to enforcement action by gambling regulators or other governmental agencies or private action by affected third parties. In the event of a breach, a range of sanctions may be imposed, including financial penalties or regulatory settlements, public warnings, the imposition of special operating conditions or license conditions and the suspension or revocation of gambling licenses.

In addition, there is a risk that increased AML regulatory and safer gambling measures in the UK will prove to be challenging for us. Financial vulnerability checks have been introduced by the GBGC on customers with £150 net deposits over 30 rolling days based on publicly available data regarding customers. Further financial risk assessments are being considered by the GBGC to assess the risk of harm of gambling in the context of high-spending remote gambling customers. If we are required to conduct further financial risk checks on our highest value customers based on non-public information, some may be unwilling to provide the additional information and/or documentation to ascertain their sources of wealth, the affordability of their leisure spending with us or their risk of gambling related harm or vulnerability, and to continue to verify such information.

We hold licenses issued by the GBGC. The holders of such licenses are bound to meet stringent compliance requirements relating to matters such as AML, safer gambling, data protection, advertising and consumer rights issues. Compliance with such requirements is incorporated into the relevant licenses as a licensing condition (or similar) with a corresponding requirement for us to comply with various requirements. In September 2022, the GBGC began the implementation of updated social responsibility licensing conditions. All licensees must now have in place effective systems and processes to monitor customer activity to identify harm or potential harm associated with gambling, from the point when an account is opened. The indicators licensees must use to identify harm or potential harm associated with gambling include customer spend, patterns of spend, time spent gambling, gambling behavior indicators, customer-led contact, use of gambling management tools and account indicators. These requirements may significantly impact our business if we are unable to establish the affordability of customers on the basis of available evidence and/or because customers are unwilling to provide the information requested.

The failure by any third-party providers or any relevant entity within the Company to establish and maintain effective and compliant AML, counter terrorism, anti-bribery, fraud detection, regulatory compliance and risk management processes may have a material adverse effect on our business, financial condition and results of operations.

In carrying out its functions, the GBGC is under a statutory duty to ensure that license holders are operating their businesses in ways that are reasonably consistent with the licensing objectives set out in the Gambling Act 2005 (currently the primary legislation governing the licensing and regulation of gambling in Great Britain) (the "Gambling Act"), which are: (1) preventing gambling from being a source of (or associated with) crime or disorder, or being used to support crime; (2) ensuring that gambling is conducted in a fair and open way; and (3) protecting children and other vulnerable people from being harmed or exploited by gambling.

While the objectives of regulation may remain largely stable, the methods that operators are required to employ to meet those objectives, and the interpretation of those objections by the regulator, are in a state of constant evolution and development. We must respond adequately to the challenges this presents. If we are found to be in breach of our obligation to comply with such licensing requirements, then the GBGC may impose a financial penalty on us or impose other sanctions, including removing or imposing conditions on the relevant gambling licenses. Such action could have a material adverse effect on our financial performance.

New legislation governing the online gaming industry may be introduced in the UK which limits or restricts our operating model in that market.

In December 2020, the UK government commenced a review of the Gambling Act. As a result of this review, in April 2023 the UK government issued proposals to amend the Gambling Act, and these proposals are subject to a series of public consultations. The UK government proposals are structured around six main themes: (1) online player protections regarding players and products; (2) marketing and advertising; (3) the powers of the GBGC; (4) dispute resolution and consumer redress; (5) children and young adults; and (6) land-based gambling. Changes have been introduced, including direct marketing restrictions on communications with remote gambling customers, new remote game design requirements, financial vulnerability checks, maximum stake limits, RTS security requirements and provisions on customer deposit prompts and reviews. A statutory levy to fund research, prevention and treatment of gambling harm has been implemented in place of the previous voluntary system. There is a risk that the introduction of more stringent, safer gambling and/or AML regulatory measures in the UK may prove operationally onerous for us. Moreover, the potential for the introduction of further stake, speed and prize limits and the introduction of deposit, loss and spend limits may operate to impact our financial performance and reduce the long-term growth opportunities for us in the UK.

The United Kingdom gambling market is undergoing significant regulatory and fiscal changes that may materially impact the profitability and operations of operators licensed by GBGC. The UK government has implemented major increases in gambling tax revenues, resulting in a more restrictive and costly operating environment. Effective from April 1, 2026, the Remote Gaming Duty (RGD) applicable to online gaming revenues, including online slots and casino games, increased from 21% to 40%. Effective from April 1, 2027, the General Betting Duty for remote betting will increase from 15% to 25%, other than for remote bets on UK horse racing which will remain unchanged. These taxation increases materially raise the tax burden on remote gambling operators and may significantly reduce operating margins and cash flows generated from UK online gaming activities. There can be no assurance that operators will be able to offset these increased costs through pricing, operational efficiencies, or other measures. As a result, these regulatory and fiscal developments could materially and adversely affect our financial performance.

Our business is subject to a variety of US and foreign laws, many of which are unsettled and still developing, and which could subject us to claims or otherwise harm our business across jurisdictions. Any change in existing regulations or their interpretation, or the regulatory or prosecutorial climate applicable to our products and services, or changes in tax rules and regulations or interpretation thereof related to our products and services, could adversely impact our ability to operate our business as currently conducted or as we seek to operate in the future, which could have a material adverse effect on our financial condition and results of operations.

We are generally subject to laws and regulations relating to iGaming in the jurisdictions in which we conduct business, as well as the general laws and regulations that apply to all e-commerce businesses, such as those related to privacy and personal information, tax and consumer protection. These laws and regulations vary by jurisdiction, and future legislative and regulatory action, court decisions or other governmental action, which may be affected by, among other things, political pressures, attitudes and climates, as well as personal biases, may have a material impact on our operations and financial results. Some jurisdictions have introduced regulations attempting to restrict or prohibit online gaming, while others have taken the position that online gaming should be licensed and regulated and have adopted or are in the process of considering legislation and regulations to enable that to happen. The regulatory environment in any particular jurisdiction may change in the future and any such change could have a material adverse effect on our results of operations.

Future legislative and regulatory action, and court decisions or other governmental action, may have a material impact on our operations and financial results. Governmental authorities could view us as having violated local laws, despite our efforts to obtain all applicable licenses or approvals. There is also risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities or incumbent monopoly providers, or private individuals, could be initiated against us, Internet service providers, credit card and other payment processors in the iGaming industry. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed upon our licensees or other business partners, while diverting the attention of key executives. Such proceedings could have a material adverse effect on our business, financial condition and results of operations, as well as impact our reputation.

Our growth prospects depend on the legal status of real money gaming in various jurisdictions and legalization may not occur in as many jurisdictions as we expect, or may occur at a slower pace than we anticipate. Additionally, even if jurisdictions legalize real money gaming, this may be accompanied by legislative or regulatory restrictions and/or taxes that make it impracticable or less attractive to operate in those jurisdictions, or the process of implementing regulations or securing the necessary licenses to operate in a particular jurisdiction may take longer than we anticipate, which could adversely affect our future results of operations and make it more difficult to meet our expectations for financial performance.

Several jurisdictions have legalized or are currently evaluating the legalization of real money gaming, and our business, financial condition, results of operations and business prospects are significantly dependent upon the status of legalization in these jurisdictions. Our business plan is partially based upon the legalization of real money gaming in additional jurisdictions and the legalization may not occur as anticipated. Additionally, if a large number of additional jurisdictions enact real money gaming legislation and we are unable to obtain, or are otherwise delayed in obtaining, the necessary licenses to operate iGaming websites in jurisdictions where such games are legalized, our future growth in iGaming could be materially impaired.

As we enter new jurisdictions, governments may legalize real money gaming in a manner that is unfavorable to us. As a result, we may encounter legal, regulatory and political challenges that are difficult or impossible to foresee and which could result in an unforeseen adverse impact on planned revenues or costs associated with the new opportunity. Jurisdictions also impose substantial tax rates on iGaming revenue. Tax rates, whether federal- or state-based, that are higher than we expect will make it more costly and less desirable for us to launch in a given jurisdiction, while tax increases in any of our existing jurisdictions may adversely impact profitability.

Therefore, even in cases in which a jurisdiction purports to license and regulate iGaming, the licensing and regulatory regimes can vary considerably in terms of business-friendliness, and at times may be intended to provide incumbent operators with advantages over new licensees. Therefore, some "liberalized" regulatory regimes are considerably more economically viable than others.

We derive revenues from players located in jurisdictions in which we do not hold a license.

In certain jurisdictions, online gambling is either not regulated at all, is subject to very limited regulation or its legality is unclear. These jurisdictions are commonly referred to in the gaming industry as "unregulated jurisdictions" as it is not possible to obtain a license. Certain of our products are made available to players in unregulated jurisdictions. The relevant transactions in such unregulated jurisdictions and the associated player relationships that underpin them are generally regulated by "point of supply" gambling regimes. We hold a point-of-supply license in Gibraltar and therefore, transactions are in fact heavily regulated but are not themselves regulated in the jurisdiction within which the player is ultimately located.

Operators within the online gambling industry, including Bally's, have commonly taken a risk-based approach when supplying their online gambling services into jurisdictions in which it is not possible to obtain a gambling license. In these circumstances, online gambling operators may justify their remote supply of gambling services for a number of reasons, including a "country of origin" basis which asserts that it is lawful to supply online gambling services remotely from a jurisdiction in which a gambling license is held in another jurisdiction, unless there is something within the laws of that second jurisdiction that explicitly outlaws such provision and explicitly applies to such inward supply emanating from outside its borders.

There is a risk that such jurisdictions may enact regulations relating to online real money gaming and that we may be required to register our activities or obtain licenses (or obtain further registrations or licenses, as applicable), pay taxes, royalties or fees or that the operation of online gambling businesses in such jurisdictions may be prohibited entirely. The implementation of additional licensing or regulatory requirements, prohibitions or payments in such jurisdictions could have an adverse effect on the viability of our revenue, operations, business or financial performance. Where we or our partners fail to obtain the necessary registrations or licenses, make the necessary payments or operate in a jurisdiction where online gambling is deemed to be or becomes prohibited, we or our partners may be subject to investigation, penalties or sanctions or forced to discontinue operations entirely in relation to that jurisdiction. Any such actions may also have an adverse impact on the way our regulators regulate us in the jurisdictions in which we hold licenses.

Certain of our technology providers, payment processing partners or other suppliers of content or services (collectively, "Infrastructure Services") may cease to provide, or limit the availability of, such Infrastructure Services to the extent we derive revenue from, or makes such Infrastructure Services available to customers in, unregulated jurisdictions. There is no assurance that we would be able to identify suitable or economical replacements if such Infrastructure Services become unavailable.

There is also a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities, incumbent monopoly providers or private individuals, could be initiated against us or providers of our Infrastructure Services in unregulated jurisdictions. Such potential proceedings could assert that online gambling services have not been lawfully supplied into the domestic market and could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed on us or our business partners and may divert the attention of our key executives. If we become subject to any such investigations, proceedings and/or penalties in one jurisdiction, this may lead to investigations, proceedings and/or penalties arising in other jurisdictions in which we operate and/or hold a license. Such investigations, proceedings and/or penalties could have a material adverse effect on our business, financial condition and results of operations, as well as our reputation.

We are exposed to exchange rate risks.

Foreign exchange risk arises when individual group entities enter into transactions denominated in a currency other than their functional currency. Our policy is, where possible, to allow our entities to settle liabilities denominated in their functional currency with the cash generated from their own operations in that currency. Where our entities have liabilities denominated in a currency other than their functional currency (and have insufficient reserves of that currency to settle them), cash already denominated in that currency will, where possible, be transferred from elsewhere within Bally's. Apart from these particular cash flows, we aim to fund expenses and investments in the respective currency and to manage foreign exchange risk at a local level by matching the currency in which revenue is generated and expenses are incurred, as well as by matching the currency of our debt structure with the currency that cash is generated in. However, no assurance can be given that these policies will deliver all, or substantially all, of the expected benefits.

A vast majority of the revenues currently generated by Gamesys, our wholly owned subsidiary, are from the UK and are conducted in British Pound Sterling ("GBP") and are therefore susceptible to any movements in exchange rates between GBP and US Dollars ("USD"). Any exchange rate risk may materially adversely affect our business, financial condition and results of operations.

Our substantial activities in foreign jurisdictions may be affected by factors outside of our control.

A portion of our operations are conducted in non-US jurisdictions. As such, our operations may be adversely affected by changes in foreign government policies and legislation (including gambling legislation) or social instability and other factors that are not within our control, including renegotiation or nullification of existing contracts or licenses, changes in gambling policies, regulatory requirements or the personnel administering them, currency fluctuations and devaluations, exchange controls, economic sanctions, tax increases, retroactive tax claims, changes in taxation policies, risk of terrorist activities, revolution, border disputes, implementation of tariffs and other trade barriers and protectionist practices, volatility of financial markets and fluctuations in foreign exchange rates, difficulties in the protection of intellectual property, labor disputes and other risks arising out of foreign governmental sovereignty over the areas in which operations are conducted. Our operations may also be adversely affected by laws and policies of such foreign jurisdictions affecting foreign trade, taxation and investment. Accordingly, our activities in foreign jurisdictions could be substantially affected by factors beyond our control, any of which could have a material adverse effect on our business, financial condition and results of operations.

In the event of a dispute arising in connection with operations in a foreign jurisdiction where we conduct business, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of the US or enforcing US judgments in such other jurisdictions. We may also be hindered or prevented from enforcing their rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity.

We may also enter into agreements and conduct activities outside of the jurisdictions in which we currently carry on business, which expansion may present challenges and risks as a result of the factors described above that we have not faced in the past, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our activities are affected by the General Data Protection Regulation, as implemented in each of the UK and the EU (collectively, "GDPR").

We are required to comply with the GDPR to the extent that we either: (1) have customers located in the UK and the EU or (2) conduct the processing of personal data in the UK and the EU. The impact of GDPR is particularly relevant to our customer data, marketing activities, information security systems, and associated procedures. The GDPR and associated e-privacy laws impose constraints on the ability of a data controller to profile and market to customers. Data subjects have the right to object to a controller processing their data in certain circumstances, including the right to object to their data being processed for the purposes of direct marketing. Controllers of personal data are required to maintain written records as to how they comply with GDPR and provide more detailed information to data subjects in relation to how their data is being processed. In addition, updated e-privacy laws are under consideration in the EU to update the legislative rules applicable to digital and online data processing and to align e-privacy laws to GDPR. The GBGC has separately introduced limitations on the use of personal data by holders of operating licenses, particularly in relation to direct marketing.

The GDPR also increased the level of fines which may be imposed for a breach of data protection laws, with the maximum fine (in the most serious cases of a breach of GDPR) being the higher of €20 million (£17.5 million for the UK) or four percent of annual worldwide turnover. In certain instances, we could be held responsible for breaches committed by the third-party service providers which we use or by other third parties with whom we share personal data.

Many of the obligations imposed on controllers by GDPR are expressed as high-level principles, such as the obligation to act fairly with respect to the processing of personal data. The manner in which the data regulators and courts will interpret and apply GDPR is and will continue to evolve over time. In addition, as a result of Brexit, the application of GDPR in the UK and the EU will increasingly diverge, posing even greater compliance challenges for businesses operating in these jurisdictions. These procedures and policies continually affect our business by constraining our data processing activities and increasing our operational and compliance costs. Additional updates to these policies and procedures and associated operational changes may be required and costs incurred to comply with updates to e-privacy laws.

If our or any third-party service providers' data processing activities breach GDPR (or associated e-privacy laws), then we could, whether as a result of a failure to implement adequate policies and procedures or otherwise, face significant fines and/or the revocation of existing licenses and/or the refusal of new applications for licenses, as well customer claims. class actions and reputational damage. The resultant losses suffered could materially adversely affect our business, financial condition and results of operations. There can be no assurances that we would be able to recoup such losses, whether in whole or in part, from our third-party service providers or insurers.

Business Operational Risks

We will be reliant on effective payment processing services from a limited number of providers in each of the markets in which we operate.

The provision of convenient, trusted, fast and effective payment processing services to our customers and potential customers is critical to our business. If there is any deterioration in the quality of the payment processing services provided to these customers or any interruption to those services (including with respect to system intrusions, unauthorized access or manipulation), or if such services are only available at an increased cost to us or our customers or are terminated and no timely and comparable replacement services are found, our customers and potential customers may be deterred from using our products. In addition, our inability to secure payment processing services in markets into which we intend to expand may seriously impair our growth opportunities and strategies. Any of these occurrences may have a material adverse effect on our business, financial condition and results of operations.

Furthermore, a limited number of banks and credit card companies process online gambling related payments as a matter of internal policy and any capacity to accept such payments may be limited by the regulatory regime of a given jurisdiction. The introduction of legislation or regulations restricting financial transactions with online gambling operators, other prohibitions or restrictions on the use of credit cards and other banking instruments for online gambling transactions may restrict our ability to accept payments from our customers. These restrictions may be imposed as a result of concerns related to fraud, payment processing, AML or other issues related to the provision of online gambling services. A number of issuing banks or credit card companies may from time to time reject payments to us that are attempted to be made by our customers. Should such restrictions and rejections become more prevalent, or any other restriction on payment processing be introduced, gambling activity by our customers could be adversely affected, which in turn could have a material adverse effect on our business, financial condition and results of operations.

In addition, we are subject to the risk of credit card chargebacks, which may also result in possible penalties. A chargeback is a credit card originated deposit transaction to a player account with an operator that is later reversed or repudiated. The risk of such chargeback transactions is greater in respect of certain markets and certain payment methods. We recognize revenue upon the first loss of the player on amounts tendered, and any credit card chargebacks are then deducted from their revenues. Even though security measures are in place, high rates of credit card chargebacks could result in credit card associations levying additional costs and fines or withdrawing their service and could have a material adverse effect on our business, financial condition and results of operations.

Our VLTs and table games hold percentages may fluctuate.

The gaming industry is characterized by an element of chance and our casino guests' winnings depend on a variety of factors, some of which are beyond our control. In addition to the element of chance, hold percentages (the ratio of net win to total amount wagered) are affected by other factors, including players' skill and experience, the mix of games played, the financial resources of players, the volume of bets placed and the amount of time played. The variability of our hold percentages has the potential to adversely affect our business, financial condition and results of operations.

Our profitability will be dependent, in part, on return to players.

The revenue from certain of our gaming products depends on the outcome of random number generators built into the gaming software running the games made available to customers. Return to player is measured by dividing the amount of real money won by players on a particular game by the total real money wagers over a particular period on that game. An increasing return to player may negatively affect revenue as it represents a larger amount of money being won by players. Return to player is driven by the overall random number generator outcome, the mechanics of different games and jackpot winnings. Each game utilizes a random number generating engine; however, generally the return to player fluctuates in the short-term based on large wins or jackpots or a large share of wagers made for higher-payout games. To the extent we are unable to set, or fail to obtain, a favorable return to player in our (or a third-party supplier's) gambling software which maximizes revenue, it could have a material adverse effect on our business, financial condition and results of operations.

The success, including win or hold rates, of existing or future sports betting and iGaming products depends on a variety of factors and is not completely controlled by us.

The sports betting and iGaming industries are characterized by an element of chance. Accordingly, we employ theoretical win rates to estimate what a certain type of sports bet or iGame, on average, will win or lose in the long run. Net win is impacted by variations in the hold percentages, or actual outcomes, on our iGames and sports betting we offer to our users. We use the hold percentages as an indicator of an iGame's or sports bet's performance against its expected outcome. Although each iGame or sports bet generally performs within a defined statistical range of outcomes, actual outcomes may vary for any given period. In addition to the element of chance, win rates (hold percentages) may also (depending on the game involved) be affected by the spread of limits and factors that are beyond our control, such as a user's skill, experience and behavior, the mix of games played, the financial resources of users, the volume of bets placed and the amount of time spent gambling. As a result of the variability in these factors, the actual win rates on our online iGames and sports bets may differ from the theoretical win rates we have estimated and could result in the winnings of our iGame's or sports bet's users exceeding those anticipated. The variability of win rates (hold rates) also have the potential to negatively impact our financial condition, results of operations and cash flows.

Our success also depends in part on our ability to anticipate and satisfy user preferences in a timely manner. As we will operate in a dynamic environment characterized by rapidly changing industry and legal standards, our products will be subject to changing consumer preferences that cannot be predicted with certainty. We will need to continually introduce new offerings and identify future product offerings that complement our existing platforms, respond to our users' needs and improve and enhance our existing platforms to maintain or increase our user engagement and growth of our business. We may not be able to compete effectively unless our product selection keeps up with trends in the digital sports entertainment and gaming industries in which we compete, or trends in new gaming products.

We extend credit to a portion of our customers, and we may not be able to collect gaming receivables from our credit customers.

We conduct our gaming activities on a credit and cash basis at many of our properties. Any such credit we extend is unsecured. Table game players typically are extended more credit than slot players, and high-stakes players typically are extended more credit than customers who tend to wager lower amounts. High-end gaming is more volatile than other forms of gaming, and variances in win-loss results attributable to high-end gaming may have a significant positive or negative impact on cash flow and earnings in a particular period. We extend credit to those customers whose level of play and financial resources warrant, in the opinion of management, an extension of credit. These large receivables could have a significant impact on our results of operations if deemed uncollectible. Gaming debts evidenced by a credit instrument, including what is commonly referred to as a "marker," and judgments on gaming debts are enforceable under the current laws of the jurisdictions in which we allow play on a credit basis, and judgments on gaming debts in such jurisdictions are enforceable in all US states under the Full Faith and Credit Clause of the US Constitution; however, other jurisdictions may determine that enforcement of gaming debts is against public policy. Although courts of some foreign nations will enforce gaming debts directly and the assets in the US of foreign debtors may be reached to satisfy a judgment, judgments on gaming debts from US courts are not binding on the courts of many foreign nations.

Declining popularity of games and changes in device preferences of players could have a negative effect on our business.

Revenue from online games tends to decline over time after reaching a peak of popularity and player usage. The speed of this decline is referred to as the decay rate of a game. As a result of this natural decline in the life cycle of our products, our business depends on our ability and the ability of our third-party partners to consistently and timely launch new games across multiple platforms and devices that achieve significant popularity. Our ability to successfully launch, sustain and expand games as applicable, largely will depend on our ability to, amongst other things: (1) anticipate and effectively respond to changing game player interests and preferences; (2) anticipate or respond to changes in the competitive landscape; (3) develop, sustain and expand games that are fun, interesting and compelling to play; (4) minimize launch delays and cost overruns on new games; (5) minimize downtime and other technical difficulties; (6) acquire leading technology and high quality personnel; and (7) comply with constraints on game design and/or functionality imposed by regulators. There is a risk that we may not launch any new games according to schedule, or that those games do not attract and retain a significant number of players, which could have a negative effect on our business, financial condition and results of operations.

Furthermore, more individuals are using non-PC/laptop devices to access the internet and versions of our technology developed for these devices may not be widely adopted by users of such devices. If we are unable to attract and retain a substantial number of alternative device users to our gambling services or if we are slow to develop products and technologies that are more compatible with non-PC/laptop communications devices relative to our competitors, we may fail to capture a significant share of an increasingly important portion of the market for online gambling services.

In addition to offering popular new games, we must extend the life of the existing games which we make available to users, in particular the most successful games. While it is difficult to predict when revenues from any such existing games will begin to decline, for a game to remain popular, we must constantly enhance, expand or upgrade the relevant game with new features that players find attractive. There is a risk that we may not be successful in enhancing, expanding or upgrading our current games or any new games in the future and, in addition, regulators may introduce new rules that limit functionality within existing games. Should we not succeed in sufficiently offsetting the effects of declining popularity in the games we make available, this may have a material adverse effect on our business, financial condition and results of operations.

The casino, hotel and hospitality industry is capital intensive and we may not be able to finance development, expansion and renovation projects, which could put us at a competitive disadvantage.

Our casino and hotel properties have an ongoing need for renovations and other capital improvements to remain competitive, including room refurbishments, amenity upgrades and replacement, from time to time, of furniture, fixtures and equipment. We may also need to make capital expenditures to comply with applicable laws and regulations. Construction projects, such as our construction of the permanent casino in Chicago, entail significant risks, which can substantially increase costs or delay completion of a project. Such risks include shortages of materials or skilled labor, unforeseen engineering, environmental or geological problems, work stoppages, weather interference and unanticipated cost increases. Most of these factors are beyond our control. In addition, difficulties or delays in obtaining any of the requisite licenses, permits or authorizations from regulatory authorities can increase the cost or delay the completion of an expansion or development. Significant budget overruns or delays with respect to expansion and development projects could adversely affect our business and results of operations.

Renovations and other capital improvements of casino properties in particular require significant capital expenditures. In addition, any such renovations and capital improvements usually generate little or no cash flow until the projects are completed. We may not be able to fund such projects solely from cash provided from operating activities. Consequently, we may have to rely upon the availability of debt or equity capital to fund renovations and capital improvements, and our ability to carry them out will be limited if we cannot obtain satisfactory debt or equity financing, which will depend on, among other things, market conditions. We cannot assure you that we will be able to obtain additional equity or debt financing on favorable terms or at all. Our failure to renovate and maintain gaming and entertainment venues from time to time may put us at a competitive disadvantage to gaming and entertainment venues offering more modern and better maintained facilities, which could adversely affect our business, financial condition and results of operations.

We are subject to various construction and development risks in connection with our current and future construction projects.

Our business is subject to various construction and development risks in connection with construction projects, such as our construction of the permanent casino in Chicago, the planned development at the former Tropicana Las Vegas and our planned Bally's Bronx project. Construction and development projects are often developed in multiple stages involving commercial and governmental negotiations, site planning, due diligence, permit requests, environmental impact studies, permit applications and review, marine logistics planning and transportation and end-user delivery logistics, each of which requires significant effort and dedication to complete. Projects of this type are subject to a number of risks, including, among others:

- engineering, environmental or geological problems;
- shortages or delays in the delivery of equipment and supplies;
- government or regulatory approvals, permits or other authorizations;
- failure to meet technical specifications or adjustments being required based on testing or commissioning;
- construction accidents that could result in personal injury or loss of life;
- lack of adequate and qualified personnel to execute our current and future construction projects;
- weather interference;
- delays in removing current tenants from the proposed sites; and
- potential labor shortages, work stoppages or labor union disputes.

Furthermore, because of the nature of our business, we are dependent on numerous third parties, including local, state and federal governmental entities that are required to certificate and license our facilities. Delays from such third parties or governmental entities could prevent us from successfully executing our current and future construction projects. In addition, as a builder of gaming facilities, we expect to face an intense regulatory process and heightened political pressure to finalize our construction projects in a timely manner, which subjects us to risks associated with changes in the political views and structure, government representatives, new regulations, regulatory reviews, employment laws and diligence requirements. Each of these could make it more difficult, time-consuming and expensive to develop our current and future construction projects.

The occurrence of any one of these factors, whatever the cause, could result in unforeseen delays or cost overruns. Delays in the development beyond our estimated timelines, or amendments or change orders to our construction contracts, could result in increases to our development costs beyond our original estimates, which could require us to obtain additional financing or funding and could make our current and future construction projects less profitable than originally estimated or possibly not profitable at all. Further, any such delays could cause a delay in the receipt of any anticipated revenues. We have experienced time delays and cost overruns in the construction and development of construction projects in the past as a result of the occurrence of various of the above factors, and no assurance can be given that we will not experience in the future similar events, any of which could have a material adverse effect on our business, operating results, cash flows and liquidity.

We may invest in or acquire other businesses, and our business may suffer if we are unable to successfully integrate acquired businesses into our company or otherwise manage the growth associated with multiple acquisitions.

Our completed or any future acquisitions, may not enhance our financial performance. Our ability to achieve the expected benefits of any acquisitions will depend on, among other things, our ability to effectively translate our strategies into revenue, our ability to retain and assimilate the acquired businesses' employees, our ability to retain existing customers and suppliers on terms similar to, or better than, those in place with the acquired businesses, our ability to attract new customers, the adequacy of our implementation plans, our ability to maintain our financial and internal controls and systems as we expand our operations, the ability of our management to oversee and operate effectively the combined operations and our ability to achieve desired operating efficiencies and revenue goals. The integration of the businesses that we acquire might also cause us to incur costs that are unforeseen or that exceed our estimates, which would lower our future earnings and would prevent us from realizing the expected benefits of such acquisitions. In some cases, the services provided by the sellers are critical to the ongoing efficient operation of the properties and may involve costly payments from us to the provider of the services. If the provision of these services by the sellers is disrupted or given insufficient attention by the sellers, our ability to operate the properties may be negatively impacted until such time as we are able to take full control over the services. Moreover, we must pay the sellers for these services and the costs to us for these services may exceed our estimates and these expenses will negatively impact the results of operations of these properties during these transition periods. Failure to achieve the anticipated benefits of these acquisitions could result in decreases in the amount of expected revenues and diversion of management's time and energy and could adversely affect our business, financial condition and operating results including, ultimately, a reduction in our stock price.

We face risks associated with growth and acquisitions.

As part of our business strategy, we regularly evaluate opportunities for growth through development of gaming operations in existing or new markets, through acquiring other gaming entertainment facilities or through redeveloping our existing gaming facilities. In the future, we may also pursue expansion opportunities, including joint ventures or partnerships, in jurisdictions where casino gaming is not currently permitted in order to be prepared to develop projects upon approval of casino gaming.

Although we only intend to engage in acquisitions that, if consummated, will be accretive to us and our shareholders, acquisitions require significant management attention and resources to integrate new properties, businesses and operations. Our ability to realize the anticipated benefits of acquisitions will depend, in part, on our ability to integrate the acquired businesses with our businesses. The combination of two independent companies is a complex, costly and time-consuming process. This process may disrupt the business of either or both of the companies and may not result in the full benefits expected. Potential difficulties we may encounter as part of the integration process that may negatively impact our earnings or otherwise adversely affect our business and financial results include, among other things, the following:

- the inability to successfully incorporate acquired assets in a manner that permits us to achieve the full revenue increases, cost reductions and other benefits anticipated to result from any acquisitions;
- complexities associated with managing the combined business, including difficulty addressing possible differences in cultures and management philosophies and the challenge of integrating complex systems, technology, networks and other assets of each of the companies in a seamless manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies;
- the disruption of, or the loss of momentum in, each of our ongoing businesses;
- inconsistencies in standards, controls, procedures and policies; and
- potential unknown liabilities and unforeseen increased expenses associated with acquisitions.

Additionally, even if integration is successful, the overall integration of acquired assets and businesses may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customer and other business relationships and diversion of management attention. There is also no guarantee that the acquired assets or businesses will generate any of the projected synergies and earnings growth, and the failure to realize such projected synergies and earnings growth may adversely affect our operating and financial results and derail any growth plans.

There can be no assurance that we will be able to identify, acquire, develop or profitably manage additional companies or operations or successfully integrate such companies or operations into our existing operations without substantial costs, delays or other problems. Additionally, there can be no assurance that we will receive gaming or other necessary licenses or approvals for new projects that we may pursue or that gaming will be approved in jurisdictions where it is not currently approved.

Ballot measures or other voter-approved initiatives to allow gaming in jurisdictions where gaming, or certain types of gaming (such as slots and sports wagering), was not previously permitted could be challenged, and, if such challenges are successful, these ballot measures or initiatives could be invalidated. Furthermore, there can be no assurance that there will not be similar or other challenges to legalized gaming in existing or current markets in which we may operate or have development plans, and successful challenges to legalized gaming could require us to abandon or substantially curtail our operations or development plans in those locations, which could have a material adverse effect on our financial condition and results of operations.

There can be no assurance that we will not face similar challenges and difficulties with respect to new development projects, such as the permanent casino project in Chicago, or expansion efforts that we may undertake, which could result in significant sunk costs that we may not be able to fully recoup or that otherwise have a material adverse effect on our financial condition and results of operations. We may not be able to obtain additional financing on acceptable terms or at all. To the extent that we seek to acquire other businesses in exchange for our common stock, fluctuations in our stock price could adversely affect our ability to complete acquisitions.

We may not realize the anticipated benefits of existing or pending strategic alliances, joint ventures, acquisitions, divestitures or new business strategies.

We have invested in, formed strategic alliances with and announced proposed joint ventures with other companies, such as the RI Joint Venture, and we may expand those relationships or enter into similar relationships with additional companies which may require various state approvals which may or may not be granted. These initiatives are typically complex, and we may not be able to complete anticipated alliance or joint venture transactions, the anticipated benefits of these transactions may not be realized or the benefits may be delayed. For example, we may not successfully integrate an alliance or joint venture with our operations, including the implementation of our controls, systems, procedures and policies, or unforeseen expenses or liabilities may arise that were not discovered during due diligence prior to an investment or entry into a strategic alliance, or a misalignment of interests may develop between us and the other party. Further, to the extent we share ownership, control or management with another party in a joint venture, our ability to influence such joint venture may be limited, and we may be unable to prevent misconduct or implement our compliance or internal control systems. In addition, implementation of a new business strategy may lead to the disruption of our existing business operations, including distracting management from current operations. Results of operations from new activities may be lower than our existing activities, and, if a strategy is unsuccessful, we may not recoup our investments in that strategy. Failure to successfully and timely realize the anticipated benefits of these transactions or strategies could have an adverse effect on our financial condition or results of operations.

Following the combination of the international interactive business within Bally's Intralot, there can be no assurance that Bally's Intralot will be able to successfully integrate the combined lottery B2B and online gaming B2C businesses.

The integration of the two companies may result in material challenges, including the diversion of management's attention from ongoing business concerns; retaining key management and other employees; retaining or attracting business and operational relationships; faulty assumptions underlying expectations regarding the integration process and associated expenses; consolidating corporate and administrative infrastructures and eliminating duplicative operations; coordinating geographically separate organizations; unanticipated issues in integrating information technology, communications and other systems; as well as potential unknown liabilities, unforeseen expenses relating to integration, or delays associated with the merger transactions. Accordingly, the future operating results, cash flows and financial condition of the combined company will be affected by its ability to manage changing business conditions and to implement and adapt its financial controls and reporting systems in response to the merger transactions.

Our business depends, in part, on strategic relationships with third parties. Overreliance on certain third parties or our inability to extend existing relationships or agree to new relationships may cause unanticipated costs for us and impact our financial performance in the future.

We have entered into strategic partnerships with the National Hockey League, MLB Professional Development Leagues, LLC, among others, and may enter into relationships with advertisers, casinos and other third parties in order to attract users to our platform. These relationships along with providers of online services, search engines, social media, directories and other websites and e-commerce businesses direct consumers to our platform. In addition, parties with whom we have advertising arrangements provide advertising services to other companies, including other fantasy sports and gaming platforms with which we compete. While we believe there are other third parties that could drive users to our platform, adding or transitioning to them may disrupt our business and increase our costs. In the event that any of our existing relationships or our future relationships fails to provide services to us in accordance with the terms of our arrangement, or at all, and we are not able to find suitable alternatives, this could impact our ability to attract consumers cost effectively and harm our business, financial condition and results of operations.

Our branded sites are heavily reliant on well-known brands owned by third parties.

We operate certain branded sites, including sites branded as Virgin Games, Double Bubble Bingo and Monopoly Casino. All such branded sites operated by us are reliant on the use of highly trusted and recognizable brands which are owned by third parties (the "Third Party Brands"). We operate the Third Party Brands pursuant to brand licensing arrangements with the relevant third party brand owner (the "Brand Owner"). We are contractually required to operate such branded sites in accordance with those brand licensing arrangements, and any material breach of those requirements may expose us to claims for breach of contract and/or may lead to the Brand Owner terminating or failing to renew the brand licensing arrangements. We own the player data in respect of such branded sites, and in the event that the brand licensing arrangements for any of such branded sites were to be terminated early or not renewed, then we would seek to migrate those players to a different gaming site operated by us. However, there is a risk that any replacement branded site offered by us may not successfully retain those players, and if we lose the right to use any of the Third Party Brands, our business, financial condition and results of operations may be materially adversely affected.

We are exposed to the risk that the reputation of the Third Party Brands may be adversely affected by the activities of third parties over whom we have no control. For example, we operate the Virgin Games site. The Virgin brand is used by a wide range of businesses. In the event that the reputation of the Virgin brand was to be adversely affected due to the actions of third parties, that may affect our business prospects.

Our online business model depends upon the continued compatibility between our apps and the major mobile operating systems and upon third-party platforms for the distribution of our product offerings, which depend on factors beyond our control such as the design of third-party operating systems and continued access to our apps on third-party distribution platforms like the Apple App Store.

Our digital business is dependent on the interoperability of our technology with popular mobile operating systems, technologies, networks and standards as our users access our online betting and gaming product offerings primarily on mobile devices. As a result, our business model depends upon the continued compatibility between our app and the major mobile operating systems, such as the Android and iOS operating systems, and we rely upon third-party platforms for distribution of our product offerings. We do not have formal or informal relationships with parties that control design of mobile devices and operating systems and there is no guarantee that popular mobile devices will start or continue to support or feature our product offerings. Any changes, bugs, technical or regulatory issues in such operating systems, our relationships with mobile manufacturers and carriers, or in their terms of service or policies that degrade our offerings' functionality, reduce or eliminate our ability to distribute our offerings, give preferential treatment to competitive products, limit our ability to deliver high quality offerings, or impose fees or other charges related to delivering our offerings, could adversely affect our product usage and monetization on mobile devices. In addition, if any of the third-party platforms used for distribution of our product offerings were to limit or disable the availability of our app or advertising on their platforms, our ability to generate revenue could be harmed. These changes could materially impact the way we do business, and if we are unable to adjust to those changes quickly and effectively, there could be an adverse effect on our business, financial condition, results of operations and prospects.

A portion of our casinos are located on leased property. If we default on one or more leases, the applicable lessors could terminate the affected leases and we could lose possession of the affected casino.

We currently lease certain real property interests underlying several of our Casino properties. Our leases provide that they may be terminated for a number of reasons, including failure to pay rent, taxes or other payment obligations or the breach of other covenants contained in the leases. Our leases with GLPI, excluding the Chicago MLA, require annual rent payments of $233.1 million in 2026, which is subject to escalation annually, and in some instances, obligate us to make specified minimum capital expenditures with respect to the leased properties. If our business and properties fail to generate sufficient earnings, the payments required to service the rent obligations under our leases with GLPI could materially and adversely limit our ability to react to changes in our business and make acquisitions and investments in our properties. Regarding our ground leases, we have the right to use the leased land; however, we do not hold fee ownership of the underlying land. Accordingly, we have no interest in the leased land or improvements thereon at the expiration of the ground leases. If our use of the land underlying our casino properties is disrupted permanently or for a significant period of time, then the value of our assets could be impaired and our business and operations could be adversely affected. If we were to default on any one or more of these leases, the applicable lessors could terminate the affected leases and we could lose possession of the affected land and any improvements on the land, including the hotels and casinos. Further, in the event that any lessor of our leased properties, including GLPI, encounters financial, operational, regulatory or other challenges, there can be no assurance that such lessor will be able to comply with its obligations under the applicable lease.

We entered into a lease with GLP and could experience risks associated with the leased property, including risks relating to lease termination, inability to obtain a satisfactory lease extension, consents and approvals, charges and our relationship with the landlord, which could have a material adverse effect on our business, financial position or results of operations.

On July 17, 2025, Bally's Chicago Operating Company, LLC ("Bally's Chicago OpCo"), an affiliate of the Company, entered into (a) an amended and restated ground lease (the "Chicago MLA") with GLP Capital, L.P. ("GLP") pursuant to which Bally's Chicago OpCo leases the property on which it is developing our permanent Chicago resort and casino and (b) a development agreement with GLP (the "GLP Development Agreement") pursuant to which GLP has committed to advance up to $940 million (the "GLP Development Advances") for the payment of hard costs used to construct our permanent Chicago resort and casino in exchange for increasing the amount of rent that Bally's Chicago OpCo pays to GLP under the Chicago MLA. The Chicago MLA has a 15-year term and up to four renewal terms of five years each, if elected by Bally's Chicago OpCo, and rent payable under the Chicago MLA is (a) $20.0 million annually, subject to annual escalations set forth therein, plus (b) an annual amount equal to 8.5% of the GLP Development Advances that GLP advances to Bally's Chicago OpCo.

GLP has the right to terminate the Chicago MLA upon any event of default under the Chicago MLA. Such events of default include, without limitation, a failure to pay amounts due after applicable notice and cure periods, certain bankruptcy or insolvency events, a cross-default with the GLP Development Agreement and the failure to comply with a variety of covenants after applicable notice and cure periods, including those related to the development of our permanent resort and casino, repair and maintenance, alterations and insurance. In addition, from and after any refinancing, extension or majority amendment of our Credit Agreement, the Chicago MLA will include a cross-default to (a) that certain Master Lease, dated June 3, 2021, as subsequently amended, between GLP and Bally's Management Group, LLC ("Bally's Management"), an affiliate of the Company, pursuant to which Bally's Management leases the following properties from GLP: Bally's Evansville, Bally's Dover, Bally's Black Hawk North, Bally's Black Hawk West, Bally's Black Hawk East, Bally's Quad Cities, Bally's Tiverton and Hard Rock Biloxi and (b) that certain Master Lease, dated December 16, 2024, as subsequently amended, between GLP and Bally's Management, pursuant to which Bally's Management leases the following properties from GLP: Bally's Kansas City, Bally's Shreveport, Bally's Twin River, DraftKings at Casino Queen and The Queen Baton Rouge.

There are also certain restrictions on Bally's Chicago OpCo's ability to assign its interest in the Chicago MLA without having to obtain GLP's prior consent, including requirements for the transferee (or its parent company) to satisfy certain financial metrics and have a certain level of experience in operating or managing casinos.

GLP's obligation to make GLP Development Advances under the GLP Development Agreement is subject to certain conditions, including that Bally's Chicago OpCo shall have unrestricted access to funds in an amount sufficient at the time of each GLP Development Advance to fund the construction of our permanent resort and casino. Bally's Chicago OpCo is obligated to construct our permanent resort and casino in compliance with terms and conditions set forth in the GLP Development Agreement, which include the satisfaction of specified development and construction milestones.

The GLP Development Agreement contains customary representations and covenants by Bally's Chicago OpCo and contains funding conditions, including, without limitation, (a) GLP's reasonable approval of plans and specifications, the project budget (including amendments thereto and reallocations therein except those permitted under the GLP Development Agreement), the project schedule, the underlying construction and architect contracts, and all change orders (subject to exceptions set forth in the GLP Development Agreement), (b) GLP's receipt of appropriate lien waivers, (c) budget balancing requirements, (d) retainage requirements, and (e) other customary conditions, all as set forth in the GLP Development Agreement. From and after the first GLP Development Advance, Bally's Chicago OpCo is required to fund all hard costs of construction of the permanent resort and casino utilizing solely GLP Development Advances until GLP has funded its entire commitment or construction has been completed. The GLP Development Agreement also contains defaults and remedies, including, without limitation, a cross-default with the Chicago MLA. Bally's Chicago OpCo is not permitted to assign, finance, transfer, pledge or encumber its interest in the GLP Development Agreement without GLP's prior written consent, whether or not any such assignment, financing, transfer, pledge or encumbrance is permitted with respect to the GLP Lease Agreement, other than to a permitted leasehold mortgagee under the Chicago MLA.

Termination of any or all of the casino lease agreements (including as a result of a default under the GLP Development Agreement) would result in us losing some or all of our rights with respect to the applicable properties, could result in a default under the Host Community Agreement, and could have a material adverse effect on our business, financial position or results of operations. In the event of a termination of any of the casino lease agreements (including as a result of a default under the GLP Development Agreement), we may be required to transfer all personal property located at the applicable property to a designated successor, and we may not be adequately compensated for that personal property. Moreover, since as a lessee we do not completely control the land and improvements underlying our operations, the lessors could take certain actions to disrupt our rights in the properties leased under the casino lease agreements, which are beyond our control. If the lessors chose to disrupt our use either permanently or for a significant period of time, then the value of our assets could be impaired and our business and operations could be adversely affected. There can also be no assurance that we will be able to comply with our obligations under the casino lease agreements (including our obligations under the GLP Development Agreement) in the future. In addition, if the lessors have financial, operational, regulatory or other challenges, there can be no assurance that the lessors will be able to comply with their obligations under the casino lease agreements, including their obligations to provide us financing for the construction of our permanent resort and casino in Chicago.

We rely on other third-party sports data providers for real-time and accurate data for sporting events, and if such third parties do not perform adequately or terminate their relationships with us, our costs may increase and our business, financial condition and results of operations could be adversely affected.

We rely on third-party sports data providers to obtain accurate information regarding schedules, results, performance and outcomes of sporting events. We rely on this data to determine when and how sports bets are settled. We have experienced, and may continue to experience, errors in this data feed which may result in us incorrectly settling bets. If we cannot adequately resolve the issue with our users, our users may have a negative experience with our offerings, our brand or reputation may be negatively affected and our users may be less inclined to continue or resume utilizing our products or recommend our offerings to other potential users. As such, a failure or significant interruption in our service may harm our reputation, business and operating results.

Furthermore, if any of our sports data partners terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we would need to find an alternate provider, and may not be able to secure similar terms or replace such providers in an acceptable time frame. Any of these risks could increase our costs and adversely affect our business, financial condition and results of operations. Further, any negative publicity related to any of our third-party partners, including any publicity related to regulatory concerns, could adversely affect our reputation and brand, and could potentially lead to increased regulatory or litigation exposure.

Negative perceptions and publicity surrounding the lottery industry could lead to increased regulation.

Our Bally's Intralot business includes a global lottery management and services business. The popularity and acceptance of lottery games is influenced by prevailing social attitudes toward the lottery, and changes in social attitudes toward the lottery could result in reduced acceptance of lottery play as a leisure activity. Further, from time to time, the lottery industry is exposed to negative publicity related to player behavior, play by minors, the presence of point-of-sale machines in too many locations, risks related to iLottery accessibility, and alleged association with money laundering. Publicity regarding problem gambling and other concerns with the lottery industry, even if not directly connected to the Company, could adversely impact its business, results of operations, and financial condition. For example, if the perception develops that the lottery industry is failing to address responsible lottery concerns adequately, the resulting political pressure may result in the industry becoming subject to increased regulation and restrictions on operations. Such an increase in regulation could adversely impact our results of operations, business, financial condition, or prospects.

Our management identified a material weakness in our internal control over financial reporting which could, if not remediated, result in material misstatements in our consolidated financial statements.

Our management is responsible for establishing and maintaining adequate internal controls over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. As disclosed in this report, we evaluated the effectiveness of our internal control over financial reporting and identified a material weakness as of December 31, 2025 relating to the ineffective operation of management review controls over accounting for income taxes and related disclosures.

A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. If not remediated, the material weakness identified above could result in material misstatements in our consolidated financial statements.

We conduct our business in an industry that is subject to high taxes and may be subject to higher taxes in the future.

In gaming jurisdictions in which we conduct our business, with the exception of Rhode Island, state and local governments raise considerable revenues from taxes based on casino revenues and operations. In Rhode Island, the state takes all of the gaming win that comes into our Rhode Island operations and then pays us a percentage of the gaming win. We also pay property taxes, occupancy taxes, sales and use taxes, payroll taxes, franchise taxes and income taxes. Our profitability will depend on generating enough revenues to cover variable expenses, such as payroll and marketing, as well as largely fixed expenses, such as property taxes and interest expense. From time to time, state and local governments have increased gaming taxes and such increases could significantly impact the profitability of our gaming operations.

Our operations in other states are generally subject to significant revenue-based taxes and fees in addition to normal federal, state and local income taxes, and such taxes and fees are subject to increase at any time. In addition, from time to time, federal, state and local legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry. Further, worsening economic conditions could intensify the efforts of applicable state and local governments to raise revenues through increases in gaming taxes and/or property taxes. It is not possible to determine with certainty the likelihood of changes in tax laws in these jurisdictions or in the administration of such laws. Such changes, if adopted, could adversely affect our business, financial condition and results of operations. The large number of state and local governments with significant current or projected budget deficits makes it more likely that those governments that currently permit gaming will seek to fund such deficits with new or increased gaming taxes and/or property taxes and worsening economic conditions could intensify those efforts. Any material increase, or the adoption of additional taxes or fees, could adversely affect our future financial results.

There can be no assurance that governments in jurisdictions in which we conduct our business, or the federal government, will not enact legislation that increases gaming tax rates. General economic pressures have the potential to reduce revenues of state governments from traditional tax sources, which may cause state legislatures or the federal government to be more inclined to increase gaming tax rates. See "***New legislation governing the online gaming industry may be introduced in the UK which limits or restricts our operating model in that market.***"

New and future changes to US and non-US tax laws could adversely affect our business.

The US Congress, the Organization for Economic Co-operation and Development (the "OECD") and other government agencies in jurisdictions where Bally's and its affiliates do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of "base erosion and profit shifting," including the OECD's "Pillar Two" framework, which, among other changes, generally provide for an effective global minimum corporate tax rate of 15% on profits generated by certain multinational companies. Although this initiative is subject to further developments in the countries where Bally's and its affiliates do business, it is already in force in various jurisdictions, including the UK and the EU. On January 5, 2026, the OECD announced a "side-by-side" elective safe harbor that exempts U.S.-parented multinational entities from certain provisions of Pillar Two for fiscal years beginning on or after January 1, 2026. We are continuing to evaluate the Pillar Two framework and related legislation and the potential impact on our business. The adoption of the Pillar Two framework by countries in which Bally's and its affiliates do business could adversely affect Bally's and its affiliates' effective tax rate and increase tax complexity and uncertainty. Furthermore, as a result of the Pillar Two framework or other tax initiatives, the tax laws in the US, the UK and other countries in which Bally's and its affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect Bally's and its affiliates.

In addition, the US government may enact significant changes to the taxation of business entities including, among others, changes to the rules regarding controlled foreign corporations, the elimination of certain tax exemptions and the imposition of further minimum taxes or surtaxes on certain types of income. Although a range of US tax legislation has been proposed, the likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business.

See "***New legislation governing the online gaming industry may be introduced in the UK which limits or restricts our operating model in that market.***"

If we fail to detect fraud, theft or cheating, including by our customers and employees, our reputation may suffer which could harm our brand and reputation and negatively impact our business, financial condition and results of operations and can subject us to investigations and litigation.

We have in the past incurred, and may in the future incur, losses from various types of financial fraud, including use of stolen or fraudulent credit card data, claims of unauthorized payments by a user and attempted payments by users with insufficient funds. Bad actors use increasingly sophisticated methods to engage in illegal activities involving personal information, such as unauthorized use of another person's identity, account information or payment information and unauthorized acquisition or use of credit or debit card details, bank account information and mobile phone numbers and accounts. Under current credit card practices, we may be liable for use of funds on our platform with fraudulent credit card data, even if the associated financial institution approved the credit card transaction.

Acts of fraud may involve various tactics, including collusion. Successful exploitation of our systems could have negative effects on our product offerings, services and user experience and could harm our reputation. Failure to discover such acts or schemes in a timely manner could result in harm to our operations. In addition, negative publicity related to such schemes could have an adverse effect on our reputation, potentially causing a material adverse effect on our business, financial condition and results of operations. In the event of the occurrence of any such issues with our existing platform or product offerings, substantial engineering and marketing resources and management attention, may be diverted from other projects to correct these issues, which may delay other projects and the achievement of our strategic objectives.

In addition, any misappropriation of, or access to, users' or other proprietary information or other breach of our information security could result in legal claims or legal proceedings, including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, including for failure to protect personal information or for misusing personal information, which could disrupt our operations, force us to modify our business practices, damage our reputation and expose us to claims from our users, regulators, employees and other persons, any of which could have an adverse effect on our business, financial condition and results of operations.

Despite measures we have taken to detect and reduce the occurrence of fraudulent or other malicious activity on our platform, we cannot guarantee that any of our measures will be effective or will scale efficiently with our business. Our failure to adequately detect or prevent fraudulent transactions could harm our reputation or brand, result in litigation or regulatory action and lead to expenses that could adversely affect our business, financial condition and results of operations.

We are largely dependent on the skill and experience of management and key personnel.

We expect to experience strong competition in hiring and retaining qualified property and corporate management personnel, including competition from Native American gaming facilities that are not subject to the same taxation regimes as we are and, therefore, may be willing and able to pay higher rates of compensation. From time to time, a number of vacancies in key corporate and property management positions can be expected. If we are unable to successfully recruit and retain qualified management personnel at our facilities or at the corporate level, our results of operations could be adversely affected.

In addition, our officers, directors and key employees are required to file applications with the gaming authorities in each of the jurisdictions in which we conduct our business and are required to be licensed or found suitable by these gaming authorities. If the gaming authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. Furthermore, the gaming authorities may require us to terminate the employment of any person who refuses to file appropriate applications. Either result could significantly impair our operations. The time and effort needed to successfully complete the application process could impact our ability to attract, hire and retain top talent.

We are subject to risks associated with labor relations, labor costs and labor disruptions.

We are subject to the costs and risks generally associated with labor disputes and organizing activities related to unionized labor. From time to time, our operations may be disrupted by strikes, public demonstrations or other coordinated actions and publicity. We may incur increased legal costs and indirect labor costs as a result of contractual disputes, negotiations or other labor-related disruptions.

A large number of our employees at our Casinos & Resorts properties within several US states are represented by a labor union and are subject to collective bargaining agreements with us. As of December 31, 2025, we had 36 collective bargaining agreements covering 3,679 employees. Our collective bargaining agreements generally have three-or-five-year terms. There can be no assurance that we will be able to extend or enter into replacement agreements. If we are able to extend or enter into replacement agreements, there can be no assurance as to whether the terms will be on comparable terms to the existing agreements. We may also face organizing activities that could result in additional employees becoming unionized. Furthermore, labor regulation and the negotiation of new or existing collective bargaining agreements could lead to higher wage and benefit costs, changes in work rules that raise operating expenses and legal costs thereby affecting our profitability or interfering with the ability of our management to focus on executing our business strategies, and could impose limitations on our ability to reduce the size of our workforce during an economic downturn, which could put us at a competitive disadvantage.

Our obligation to fund multi-employer defined benefit pension plans to which we are a party may adversely affect us.

We must contribute to a number of multi-employer defined benefit pension plans under the terms of collective-bargaining agreements that cover certain union-represented employees. The risks of participating in these multi-employer plans are different from single-employer plans in the following aspects:

- assets contributed to the multi-employer plan by one employer may be used to provide benefits to employees of other participating employers;
- if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers; and
- if we choose to stop participating in some of our multi-employer plans, we may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

In addition, the funding obligations for our pension plans will be impacted by the performance of the financial markets, particularly the equity markets and interest rates. Funding obligations are determined by government regulations and are measured each year based on the value of assets and liabilities on a specific date. If the financial markets do not provide the long-term returns that are expected, we could be required to make larger contributions. The equity markets can be very volatile, and, therefore, our estimate of future contribution requirements can change dramatically in relatively short periods of time. Similarly, changes in interest rates and legislation enacted by governmental authorities can impact the timing and amounts of contribution requirements. An adverse change in the funded status of the plans could significantly increase our required contributions in the future and adversely impact our liquidity.

We may incur impairments to goodwill, indefinite-lived intangible assets or long-lived assets.

We monitor the recoverability of our long-lived assets, such as buildings, and evaluate their carrying value for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. We annually review goodwill to determine if impairment has occurred. Additionally, interim reviews are performed whenever events or changes in circumstances indicate that impairment may have occurred. If the testing performed indicates that impairment has occurred, we are required to record a non-cash impairment charge for the difference between the carrying value and fair value of the long-lived assets or the carrying value and fair value of the reporting unit, in the period the determination is made. The testing of long-lived assets and goodwill for impairment requires us to make estimates that are subject to significant assumptions about our future revenue, profitability, cash flows, fair value of assets and liabilities, weighted average cost of capital, as well as other assumptions. Changes in these estimates, or changes in actual performance compared with these estimates, may affect the fair value of long-lived assets or reporting unit, which may result in an impairment charge.

We cannot accurately predict the amount or timing of any impairment of assets. Should the value of long-lived assets or goodwill become impaired, our financial condition and results of operations may be adversely affected.

Our operations have historically been subject to seasonal variations and quarterly fluctuations in operating results, and we can expect to experience such variations and fluctuations in the future.

Casino, hotel and racing operations in our markets are subject to seasonal variation. Seasonal weather conditions can frequently adversely affect transportation routes to each of our properties and may cause snowfall, flooding and other effects that result in the closure of our properties. In addition, our sports betting business may experience seasonality based on the relative popularity of certain sports at different parts of the year. As a result, unfavorable seasonal conditions could have a material adverse effect on our business, financial condition and results of operations.

Our business is particularly sensitive to energy prices and a rise in energy prices could harm our operating results.

We are a large consumer of electricity and other energy and, therefore, higher energy prices may have an adverse effect on our results of operations. Accordingly, increases in energy costs may have a negative impact on our operating results. Additionally, higher electricity and gasoline prices that affect our customers may result in reduced visitation to our properties and a reduction in our revenues. We may be indirectly impacted by regulatory requirements aimed at reducing the impacts of climate change directed at up-stream utility providers, as we could experience potentially higher utility, fuel and transportation costs.

Expectations relating to environmental, social and governance considerations expose us to potential liabilities, reputational harm and other unforeseen adverse effects on our business.

Many governments, regulators, investors, employees, customers and other stakeholders are increasingly focused on environmental, social and governance and sustainability considerations relating to businesses, including climate change and greenhouse gas emissions, data privacy, artificial intelligence, human capital and diversity, equity and inclusion. We make statements about goals and initiatives through information provided on our website, press statements and other communications. Responding to these considerations and implementation of these goals and initiatives involves risks and uncertainties and requires ongoing investments. The success of our goals and initiatives may be impacted by factors that are outside our control. In addition, some stakeholders may disagree with our goals and initiatives and the focus and views of stakeholders may change and evolve over time and vary depending on the jurisdictions in which we operate. Any failure, or perceived failure, by us to achieve our goals, further our initiatives, adhere to our public statements, comply with federal, state or international environmental, social and governance laws and regulations, or meet evolving and varied stakeholder expectations and views could materially adversely affect our business, financial condition and results of operations.

Our insurance and self-insurance programs may not be adequate to cover future claims.

Although we maintain insurance that we believe is customary and appropriate for our business, we cannot assure that such insurance programs will be available or adequate to cover all losses and damage to which our business or our assets might be subjected. We use a combination of insurance and self-insurance to provide for potential liabilities, including employee healthcare benefits, up to certain stop-loss amounts which limit our exposure above the amounts we have self-insured. We estimate the liabilities and required reserves associated with the risks we retain. Any such estimates and actuarial projection of losses is subject to a considerable degree of variability. If actual losses incurred are greater than those anticipated, our reserves may be insufficient and additional costs could be recorded in our consolidated financial statements. If we suffer a substantial loss that exceeds our self-insurance reserves, and any excess insurance coverage, the loss and attendant expenses could harm our business, financial condition or results of operations. The lack of adequate insurance for certain types or levels of risk could expose us to significant losses in the event that a catastrophe occurred for which we are uninsured or underinsured. Any losses we incur that are not adequately covered by insurance may decrease our future operating income, require us to find replacements or repairs for destroyed property and reduce the funds available for payments of our obligations. We renew our insurance policies on an annual basis. The cost of coverage may become so high that we may need to further reduce our policy limits, further increase our deductibles or agree to certain exclusions from our coverage.

We may be unable to protect our intellectual property rights.

We develop intellectual property to differentiate our retail casinos and interactive products from our competitors. Our brands and technology constitute key business assets. In order to protect our brands, technology and other creative output, we rely on a combination of trademarks, copyright, patents, trade secrets and contract law to establish and protect our proprietary rights. For example, the Bally's and Bally brand are protected by approximately 170 trademark registrations and applications in the U.S. and foreign jurisdictions. While we take action to protect our intellectual property rights, there is always a risk that (i) our proprietary rights become invalidated or unenforceable, (ii) we are unsuccessful in obtaining trademark or patent registrations and (iii) we are unsuccessful in our enforcement efforts and, therefore, unable to prevent what we consider to be misuse of our intellectual property assets. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Finally, third parties may independently develop similar brands and technologies which would negatively impact the value of our intellectual property.

Our results of operations and financial condition could be adversely affected by the occurrence of natural disasters, such as hurricanes, or other catastrophic events, including war, terrorism and public health crises such as the COVID-19 pandemic. In addition, results could be adversely impacted by other events beyond our control, including travel disruptions.

Natural disasters, such as major hurricanes, typhoons, tornados, floods, fires and earthquakes, could adversely affect our business and operating results. Hurricanes are common in the areas in which our Mississippi and Louisiana properties are located, and the severity of such natural disasters is unpredictable.

Catastrophic events, such as terrorist attacks and global and regional conflicts (e.g., the wars in Ukraine and Iran), have had a negative effect on travel and leisure expenditures, including lodging, gaming (in some jurisdictions) and tourism. These events can also lead to unstable market and economic conditions and have additional global consequences. We cannot accurately predict the extent to which such events may affect us, directly or indirectly, in the future.

Public health crises may also significantly impact our business. For example, the global spread of the COVID-19 pandemic, which began in early 2020, resulted in governments, public institutions and other organizations imposing or recommending, and businesses and individuals implementing, restrictions on various activities or other actions to combat its spread, such as restrictions and bans on travel or transportation, stay-at-home directives, requirements that individuals wear masks or other face coverings, limitations on the size of gatherings, closures of work facilities, schools, public buildings and businesses, cancellation of events, including sporting events, concerts, conferences and meetings and quarantines and lock-downs. The pandemic and its consequences dramatically reduced travel and demand for hotel rooms and other casino resort amenities, which had a negative impact on our results in 2020 and 2021. There are no assurances that future pandemics or other public health crises will not cause similar disruptions that existed in 2020 and 2021.

In addition, other events beyond our control, such as travel disruptions impacting the ability of people to travel to our casino properties, could impact our business. For example, the closure of Washington Bridge in Rhode Island has impacted foot traffic at our Rhode Island properties, particularly Bally's Twin River.

There can be no assurance that we will be able to obtain or choose to purchase any insurance coverage with respect to occurrences of catastrophic events, such as those described above. If there is a prolonged disruption at our facilities due to natural disasters, terrorist attacks, wars, public health crises or other catastrophic events, our results of operations and financial condition would be adversely affected.

Cybersecurity and Technology Risks

We rely on information technology and other systems and platforms, and any failures, errors, defects or disruptions in our systems or platforms could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technical infrastructure and adversely affect our operating results and growth prospects.

We engage a number of third parties to provide gaming operating systems for the facilities we own. As a result, we rely on such third parties to provide uninterrupted services in order to run our business efficiently and effectively. In the event one of these third parties experiences a disruption in its ability to provide such services (whether due to technological or financial difficulties or power problems), this may result in a material disruption to the wagering activity at the casinos which we own and have a material adverse effect on our business, operating results and financial condition.

If our user base and engagement continue to grow, and the amount and types of offerings continue to grow and evolve, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy our users' needs. Such infrastructure expansion may be complex, and unanticipated delays in completing these projects or availability of components may lead to increased project costs, operational inefficiencies or interruptions in the delivery or degradation of the quality of our offerings. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may only become evident after we have started to fully use the underlying equipment or software, that could further degrade the user experience or increase our costs. As such, we could fail to continue to effectively scale and grow our technical infrastructure to accommodate increased demands. In addition, our business may be subject to interruptions, delays or failures resulting from adverse weather conditions, other natural disasters, power loss, terrorism, cyber-attacks, public health emergencies (such as the coronavirus) or other catastrophic events. Any unscheduled interruption in our technology services is likely to result in an immediate, and possibly substantial, loss of revenues due to a shutdown of our gaming operations, cloud computing and lottery systems.

We believe that if our users have a negative experience with our offerings, or if our brand or reputation is negatively affected, users may be less inclined to continue or resume utilizing our products or recommend our platform to other potential users. As such, a failure or significant interruption in our service would harm our reputation, business and operating results.

We are reliant on the reliability and viability of internet infrastructure, which is out of our control, and the proper functioning of our own network systems.

The growth of internet usage has caused interruptions and delays in processing and transmitting data over the internet. There can be no assurance that internet infrastructure or our own network systems will continue to be able to support the demands placed on them by the continued growth of the internet, the overall online gambling industry or that of our customers. The internet's viability could be affected by delays in the development or adoption of new standards and protocols to handle increased levels of internet activity or by increased government regulation. The introduction of legislation or regulations requiring internet service providers in any jurisdiction to block access to our websites and products may restrict the ability of our customers to access products and services offered by us. Such restrictions, should they be imposed, could have a material adverse effect on our business, financial condition and results of operations.

If critical issues concerning the commercial use of the internet are not favorably resolved (including security, reliability, cost, ease of use, accessibility and quality of service), if the necessary infrastructure is not sufficient or if other technologies and technological devices eclipse the internet as a viable channel, this may negatively affect internet usage, and our business, financial condition and results of operations will be materially adversely affected. Additionally, the increasing presence of viruses and cyber-attacks may affect the viability and infrastructure of the internet and/or the proper functioning of our network systems and could materially adversely affect our business, financial condition and results of operations.

Our business may be harmed from cybersecurity incidents and we may be subject to legal claims if there is loss, disclosure or misappropriation of or access to our customers', business partners' or our own information or other breaches of information security.

We make extensive use of online services and centralized data processing, including through third-party service providers. We have experienced certain cyber-attacks, attempts to breach our systems and other similar incidents. The secure maintenance and transmission of customer information is a critical element of our operations. Our information technology and other systems, or those of service providers and business partners, that maintain and transmit customer or employee information may be compromised by a malicious third-party penetration of our network security, or that of a third-party service provider or business partner or impacted by intentional or unintentional actions or inactions by our employees, or those of a third-party service provider or business partner. As a result, our customers' or employee's information may be lost, disclosed, accessed, or taken without our customers' or employees' consent.

In addition, third-party service providers and other business partners process and maintain proprietary business information and data related to our employees, customers, suppliers and other business partners. Our information technology and other systems that maintain and transmit this information, or those of service providers or business partners, may also be compromised by a malicious third-party penetration of our network security or that of a third-party service provider or business partner, or impacted by intentional or unintentional actions or inactions by our employees or those of a third-party service provider or business partner. As a result, our business information or customer, supplier and other business partner data may be lost, disclosed, accessed or taken without consent.

Any such loss, disclosure, or misappropriation of, or access to, customers' or business partners' information or other breach of our information security can result in legal claims or legal proceedings, including regulatory investigations and actions, may have a serious impact on our reputation and may adversely affect our business, operating results and financial condition. Furthermore, the loss, disclosure or misappropriation of our business information may adversely affect our reputation, business, operating results, and financial condition.

We may use AI in our business, and challenges with properly managing its use could result in reputational harm, competitive harm and legal liability, and could have adverse effects on our business, operating results, and financial condition.

We may incorporate AI solutions into our business, and we may leverage AI, including generative AI, into our business operations. Our competitors or other third parties, like third-party distribution channels, may incorporate AI into their products more quickly or more successfully than we do, which could impair our ability to compete effectively and could adversely affect our business, operating results, and financial condition. In addition, there are significant risks in using AI, and there can be no assurance that the use of AI will enhance our business or be beneficial to our business operations, including our efficiency or our profitability.

Additionally, if our AI applications, or the AI applications of third parties, are based on data, algorithms or other inputs that are flawed, or if our AI applications, or the AI applications of third parties, assist us in producing content, analyses or recommendations that are, or are alleged to be, deficient, inaccurate or biased, our business, results of operations and financial conditions may be adversely affected. The increased use of AI applications generally has resulted in, and may in the future result in, cybersecurity incidents that implicate the personal data of end users of such applications. Any such cybersecurity incidents related to our own use of AI applications may increase our cybersecurity risks, as well as the cybersecurity risks of third parties, which could adversely affect our reputation and results of operations. AI also presents emerging ethical issues, and if our use of AI becomes controversial, we may experience brand, reputational or competitive harm, or legal liability. The rapid evolution of AI, including the potential regulation of AI by governmental or other regulatory agencies, will require significant resources to develop, test and implement AI ethically and to minimize any unintended, harmful impacts.

Financing Risks

Our debt agreements and the Regulatory Agreement contain restrictive covenants that may limit our operating flexibility.

Our current debt agreements and the Regulatory Agreement include, and our future debt agreements and regulatory agreements will likely include numerous financial and other covenants, imposing financial and operating restrictions on our business. Our ability to comply with these provisions may be affected by general economic conditions, industry conditions and other events beyond our control. There can be no assurance that we will be able to comply with these covenants. The failure to comply with a financial covenant or other restriction contained in the agreements governing our indebtedness or in the Regulatory Agreement may result in an event of default under such agreements or sanctions or fines under the Regulatory Agreement. An event of default under our debt agreements could result in acceleration of some or all the applicable indebtedness as well as other indebtedness of ours and the inability to borrow additional funds. We do not have, and cannot be certain we would be able to obtain, sufficient funds to repay any such indebtedness if it is accelerated. Restrictions in our debt agreements or in the Regulatory Agreement might affect our ability to operate our business, might limit our ability to take advantage of potential business opportunities as they arise and might adversely affect the conduct of our current business, including by restricting our ability to finance future operations and capital needs and limiting our ability to engage in other business activities.

Our existing and future indebtedness may limit our operating and financial flexibility.

As of December 31, 2025, we had approximately $4.94 billion of total indebtedness outstanding consisting of $1.47 billion outstanding under our term loan facility (the "Term Loan") pursuant to the terms of a credit agreement we entered into on October 1, 2021 (the "Credit Agreement") with Deutsche Bank AG New York Branch, as administrative agent and collateral agent, and the lenders party thereto, and $1.5 billion in aggregate principal amount of outstanding 5.625% senior notes due 2029 and 5.875% senior notes due 2031. As of December 31, 2025, we had $588.1 million available under our revolving credit facility (the "Revolving Credit Facility" or "Revolver" and, together with the Term Loan, the "Credit Facility"). On February 11, 2026, we issued $1.1 billion Term Loans and repaid the previously outstanding $1.47 billion Term Loan. This indebtedness may have important negative consequences for us, including:

- limiting our ability to satisfy obligations;
- increasing vulnerability to general adverse economic and industry conditions;
- limiting flexibility in planning for, or reacting to, changes in our businesses and the markets in which we conduct business;
- increasing vulnerability to, and limiting our ability to react to, changing market conditions, changes in industry and economic downturns;
- limiting our ability to obtain additional financing to fund working capital requirements, capital expenditures, debt service, general corporate or other obligations;
- subjecting us to a number of restrictive covenants that, among other things, limit our ability to pay dividends and distributions, make acquisitions and dispositions, borrow additional funds and make capital expenditures and other investments;
- limiting our ability to use operating cash flow in other areas of our business because we must dedicate a significant portion of these funds to make principal and/or interest payments on outstanding debt;
- exposing us to interest rate risk due to the variable interest rate on borrowings under our Credit Facility;
- causing our failure to comply with the financial and restrictive covenants contained in our current or future indebtedness, which could cause a default under that indebtedness (and other indebtedness of ours) and which, if not cured or waived, could adversely affect us; and
- affecting our ability to renew gaming and other licenses necessary to conduct our business.

Though we have significant amounts of indebtedness outstanding, as of December 31, 2025, we have the ability to borrow the remaining amount available under our Revolving Credit Facility and may issue or incur additional indebtedness to fund our operations, including as necessary to execute on our growth strategy. Further, we may incur other liabilities that do not constitute indebtedness under the Credit Facility. The risks that we face based on our outstanding indebtedness may intensify if we incur additional indebtedness or financing obligations in the future.

Servicing our indebtedness and funding our other obligations requires a significant amount of cash, and our ability to generate sufficient cash depends on many factors, some of which will be beyond our control.

Our ability to make payments on and refinance our indebtedness and to fund our operations and capital expenditures depends upon our ability to generate cash flow and secure financing in the future. Our ability to generate future cash flow depends, among other things, upon:

- general economic conditions;
- competition;
- legislative and regulatory factors affecting our operations and businesses; and
- our future operating performance.

Some of these factors will be beyond our control. There can be no assurance that our business will generate cash flow from operations, or that future debt or equity financings will be available to us to enable us to pay our indebtedness or to fund other needs. If our operating results and available cash are insufficient to meet our debt service obligations, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them, and these proceeds may not be adequate to meet any debt service obligations then due. The inability to generate cash flow could result in us needing to refinance all or a portion of our indebtedness on or before maturity, including through the issuance of additional debt or equity securities. If needed, there can be no assurance that we will be able to refinance any of our indebtedness on favorable terms, or at all. Any inability to generate sufficient cash flow or refinance our indebtedness on favorable terms could adversely affect our financial condition.

Our variable rate indebtedness exposes us to interest rate volatility, which could cause our debt service obligations to increase significantly.

Borrowings under our Credit Facility are at variable rates of interest, such as the Secured Overnight Financing Rate ("SOFR"), and expose us to interest rate volatility. If interest rates increase, our debt service obligations on certain of our variable rate indebtedness will increase even though the amount borrowed remains the same.

A market downturn may negatively impact our access to financing.

A downturn in the financial markets or market volatility could negatively impact our ability to access capital and financing (including financing necessary for acquisitions or to refinance our existing indebtedness) on acceptable terms and prices, that we would otherwise need in connection with the operation of our business.

Risks Related to our Common Stock

The market price of our common stock could fluctuate significantly.

There have been and are periods of time when the US securities markets have experienced significant price fluctuations. These price fluctuations may be day-to-day or they may last for extended periods of time. Significant price fluctuations in the securities markets as a whole have caused, and may continue to cause, the market price of our common stock to be volatile and subject to wide fluctuations. The trading volume of our common stock may fluctuate and cause significant price variations to occur. Additional factors that could cause fluctuations in, or adversely affect, our stock price or trading volume include:

- general market and economic conditions, including market conditions in the gaming and hotel industries;
- actual or expected variations in quarterly operating results;
- differences between actual operating results and those expected by investors and analysts;
- sales of our common stock by current shareholders seeking liquidity in the public market;
- changes in recommendations by securities analysts;
- operations and stock performance of competitors;
- accounting charges, including charges relating to the impairment of goodwill;
- significant acquisitions or strategic alliances by us or by competitors;
- sales of our common stock by our directors and officers or significant investors; and
- recruitment or departure of key personnel.

There can be no assurance that the stock price of our common stock will not fluctuate or decline significantly in the future. In addition, the stock market in general can experience considerable price and volume fluctuations that may be unrelated to our performance.

Our largest shareholder owns a majority of our outstanding common stock, which could limit the ability of other shareholders to influence corporate matters.

Standard General, our largest shareholder, beneficially owned 67.1% of our outstanding common stock as of February 28, 2026 and, therefore, is able to control the outcome of matters submitted to our stockholders for approval. Standard General's Managing Partner and Chief Investment Officer serves as the Executive Chairman of our Board. This concentrated control may limit or preclude your ability to influence corporate matters.

We are a "controlled company" within the meaning of the corporate governance standards of NYSE. As a result, we qualify for exemptions from certain corporate governance standards and our shareholders do not have the same protections afforded to shareholders of companies that are subject to such requirements.

Standard General owns more than 50% of the total voting power of our outstanding common stock and we are a "controlled company" under NYSE corporate governance standards. As a controlled company, we are not required by NYSE, for continued listing of our common stock, to (i) have a majority of our board of directors consist of independent directors, (ii) maintain a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities or (iii) maintain a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities. For so long as we qualify as a "controlled company," we may rely on some or all of these exemptions from NYSE listing requirements, subject to the provisions set forth in our Sixth Amended and Restated Certificate of Incorporation. In accordance with these exemptions, we have elected not to comply with certain corporate governance requirements. Specifically, we no longer have a Nominating and Governance Committee composed of entirely independent directors.

Accordingly, our shareholders do not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements and the ability of our independent directors to influence our business policies and affairs may be reduced. As a result, our status as a "controlled company" could make our common stock less attractive to some investors or could otherwise harm our common stock price.

We are not paying dividends and any decision to do so in the future will be at the discretion of our Board.

The timing, declaration, amount, and payment of any future dividends will be at the discretion of our Board and will depend upon, among other factors, our earnings, cash requirements, financial condition, requirements to comply with the covenants under our debt agreements and the Regulatory Agreement, legal considerations and other factors that our Board deems relevant. If we do not pay cash dividends on our common stock in the future, then the return on an investment in our common stock will depend upon our future stock price and other forms of returning capital. There is no guarantee that our common stock will maintain its value or appreciate in value.

We are a holding company and will depend on our subsidiaries for dividends, distributions and other payments.

We are structured as a holding company, a legal entity separate and distinct from our subsidiaries. Our only significant asset is the capital stock or other equity interests of our operating subsidiaries. As a holding company, we will conduct all of our business through our subsidiaries. Consequently, our principal source of cash flow will be dividends and distributions from our subsidiaries. Our right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

We have established policies and processes for assessing, identifying, and managing material risks from cybersecurity threats, and have integrated these processes into our overall risk management systems and practices. We routinely assess material risks from cybersecurity threats, including any potential unauthorized attack on, or use of, our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information stored therein.

Our security incident response framework classifies potential incidents by risk levels, and we prioritize our incident mitigation and impact evaluation efforts based on those risk classifications or security incident categories, while focusing on maintaining the resiliency of our systems. The risk assessments support the identification of reasonably foreseeable internal and external risks, the likelihood of occurrence and any potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, controls, and other safeguards in place to manage such risks.

Following these risk assessments, we design, implement, and maintain reasonable safeguards to minimize the identified risks; reasonably address any identified gaps in existing safeguards; update existing safeguards as necessary; and monitor the effectiveness of our controls. Some of the other steps we have taken to detect, identify, assess, classify, and attempt to mitigate cybersecurity risks include:

- Adopting and periodically reviewing and updating information security and privacy policies;
- Conducting targeted audits and penetration tests throughout the year, using both internal and external resources;
- Complying with the Payment Card Industry Data Security Standard (PCI-DSS);
- Implementing an Information Security Management System (ISMS) that is designed to generally align with the requirements of the ISO 27001 standard;
- Implementing a Privacy Information Management System (PIMS) that is designed to align with the requirements of the ISO 27701 standard;
- Engaging an experienced third party to independently evaluate our information security systems on a regular basis;
- Adopting a vendor risk management program, which includes receiving the results of cybersecurity evaluations conducted on certain vendors engaged in high-risk data processing;
- Providing security and data protection training and awareness to our employees, contractors and key partners with access to sensitive information and systems; and
- Maintaining cyber liability insurance.

Although certain of our systems are designed to align with requirements of ISO 27701, this does not mean that we will meet any particular technical standards, specifications, or requirements, but rather we use ISO 27701 and other cybersecurity standards as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

At this time, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. For additional information regarding risks from cybersecurity threats, please refer to Item 1A *"Risk Factors -Cybersecurity, Data Privacy and Technology Risks.*

Governance

Cybersecurity and data protection are integrated into our overall risk management and oversight framework. Our Board of Directors periodically receives reports from our committees, cybersecurity management, external professional advisors, and other relevant Company personnel regarding various types of risks faced by the Company and the Company's risk mitigation efforts related thereto, including cybersecurity risks and related mitigation efforts.

The Board also receives presentations from management regarding trends in cybersecurity risks and risk mitigation initiatives and plans, including briefings on recent breaches at other companies and key takeaways and lessons learned that are applicable to our business. The Board will also periodically review key cybersecurity and data privacy related benchmarks for the Company.

Management's Responsibilities

In the event we identify a potential cybersecurity issue, we have defined procedures for responding to such issues, including procedures that address when and how to engage with Company management, our Board of Directors, other stakeholders, and law enforcement when responding to such issues.

We have a dedicated management team overseeing our cybersecurity initiatives, led by our Chief Information Officer, our Vice President and Global Data Privacy Officer, and our Vice President of Cybersecurity. Our Chief Information Officer has over 25 years' experience overseeing and managing information technology teams and complex IT systems, and our Vice President of Cybersecurity has over 15 years' experience developing and managing cybersecurity functions and strategies. Our Vice President of Global Data Privacy is a recognized leader in the industry with over 7 years' experience in managing global data privacy programs.

Our cybersecurity management team regularly meets with industry trust groups, senior executives and other team members to provide oversight with respect to our cybersecurity risk detection, identification, assessment, classification, and mitigation efforts.

The Company has a dedicated Security Forum and a Data Protection Committee comprising members from our senior leadership that convene on a regular basis to receive updates from our committees, cybersecurity management, external professional advisors, and other relevant Company personnel about the Cybersecurity and Privacy programs we have in place; discuss and assess material risks and planned risk mitigation, incidents and planned remediation efforts, trends observed, consider cybersecurity-related proposals, and review and adopt changes in cybersecurity policies.

ITEM 2.   PROPERTIES

The properties managed/owned by Bally's as of December 31, 2025, as shown in the table below:

Property	Location	Property Type	Built/ Acquired	Gaming Square Footage	Reportable Segment
Bally's Twin River Lincoln Casino Resort[1][5]	Lincoln, RI	Casino and Resort	2004	188,070	Casinos & Resorts
Bally's Arapahoe Park	Aurora, CO	Racetrack/OTB Site	2004	—	Casinos & Resorts
Hard Rock Hotel & Casino Biloxi[1][3]	Biloxi, MS	Casino and Resort	2014	50,984	Casinos & Resorts
Bally's Tiverton Casino & Hotel[1][3]	Tiverton, RI	Casino and Hotel	2018	33,840	Casinos & Resorts
Bally's Dover Casino Resort[1][3]	Dover, DE	Casino, Resort and Raceway	2019	92,067	Casinos & Resorts
Bally's Black Hawk[1][2][3]	Black Hawk, CO	Three Casinos	2020	34,632	Casinos & Resorts
Bally's Kansas City Casino[1][3]	Kansas City, MO	Casino	2020	50,000	Casinos & Resorts
Bally's Vicksburg Casino[1]	Vicksburg, MS	Casino and Hotel	2020	32,608	Casinos & Resorts
Bally's Atlantic City Casino Resort[1]	Atlantic City, NJ	Casino and Resort	2020	81,614	Casinos & Resorts
Bally's Shreveport Casino & Hotel[1][3]	Shreveport, LA	Casino and Hotel	2020	30,000	Casinos & Resorts
Bally's Lake Tahoe Casino Resort	Lake Tahoe, NV	Casino and Resort	2021	46,665	Casinos & Resorts
Bally's Evansville Casino & Hotel[1][3]	Evansville, IN	Casino and Hotel	2021	46,265	Casinos & Resorts
Bally's Quad Cities Casino & Hotel[1][3]	Rock Island, IL	Casino and Hotel	2021	42,300	Casinos & Resorts
Bally's Chicago Casino[4]	Chicago, IL	Casino	2023	34,894	Casinos & Resorts
Bally's Golf Links at Ferry Point	Bronx, NY	Golf Course	2023	—	Casinos & Resorts
Bally's Newcastle	Newcastle, United Kingdom	Casino	2024	3,733	Bally's Intralot B2C
The Queen Baton Rouge[3]	Baton Rouge, LA	Casino	2025	31,056	Casinos & Resorts
Bally's Baton Rouge Casino and Hotel[3]	Baton Rouge, LA	Casino and Hotel	2025	25,000	Casinos & Resorts
Casino Queen Marquette[3]	Marquette, IA	Casino	2025	17,514	Casinos & Resorts
DraftKings at Casino Queen[3]	East St. Louis, IL	Casino and Hotel	2025	40,000	Casinos & Resorts

(1) The properties noted above are required to be mortgaged under and are encumbered under our Credit Agreement.
(2) These properties include Bally's Black Hawk North Casino, Bally's Black Hawk West Casino and Bally's Black Hawk East Casino.
(3) Properties leased from GLPI. Refer to Note 15 "Leases" for further information.
(4) Temporary casino facility while permanent casino resort is constructed. Site of future permanent casino resort is leased from GLPI.
(5) On February 11, 2026, the Company completed the previously announced sale-leaseback to GLPI.

As of December 31, 2025, Bally's had approximately 630,000 square feet of office space, including corporate headquarters located in Providence, Rhode Island. Our Bally's Intralot B2B businesses operate primarily in leased office space located in Greece, the US and Australia while our Bally's Intralot B2C businesses operate primarily in leased office space located in the UK, US, Canada, Estonia, Gibraltar and Isle of Man. Bally's also has rights to 35 acres of developable land in Las Vegas, NV at the site of the former Tropicana Las Vegas.

ITEM 3.   LEGAL PROCEEDINGS

We are party to various legal proceedings which have arisen in the normal course of our business. Such proceedings can be costly, time consuming and unpredictable and, therefore, no assurance can be given that the final outcome of such proceedings will not materially impact our consolidated financial condition or results of operations. While we maintain insurance coverage that we believe is adequate to mitigate the risks of such proceedings, no assurance can be given that the amount or scope of existing insurance coverage will be sufficient to cover losses arising from such matters. Estimated losses are accrued for these proceedings when the loss is probable and can be estimated. The current liability for the estimated losses associated with these proceedings is not material to our consolidated financial condition and those estimated losses are not expected to have a material impact on our results of operations.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Our Common Stock

Our common stock is listed on the NYSE under the symbol "BALY."

Stock Performance Graph

The performance graph below compares the cumulative total return on our common stock to the cumulative total return of the Standard & Poor's 500 Stock Index ("S&P 500") and the Dow Jones US Gambling Index. The performance graph assumes that $100 was invested on December 31, 2020 in each of our common stock, the S&P 500 and the Dow Jones US Gambling Index, and that all dividends were reinvested. The stock price performance shown in this graph is neither necessarily indicative of, nor intended to suggest, future stock price performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Bally's Corporation, the S&P 500 Index and the Dow Jones US Gambling Index

*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Dividend Policy

We do not currently intend to pay any dividends on our common stock in the foreseeable future. Any future determinations relating to our dividend policies will be made at the discretion of our Board and will depend on conditions then existing, including our financial condition, results of operations, contractual restrictions, capital and regulatory requirements and other factors our Board may deem relevant.

Holders

At February 28, 2026, there were 6 holders of record of our common stock, although we believe there are a larger number of beneficial owners of our common stock because many shares are held by brokers and other institutions on behalf of shareholders. Standard General, our largest shareholder, beneficially owned 67.1% of our outstanding common stock as of February 28, 2026.

Issuer Purchases of Equity Securities

On June 14, 2019, we announced that the Board approved a capital return program (the "Capital Return Program") under which we may expend a total of up to $250 million for a share repurchase program and payment of dividends. On February 10, 2020, and October 4, 2021, the Board approved an additional $100 million and $350 million for stock repurchases and payment of dividends, respectively. As of December 31, 2025, $95.5 million was available for use under the Capital Return Program.

Share repurchases under publicly announced programs may be effected in various ways, which could include open-market or private repurchase transactions, accelerated share repurchase programs, tender offers or other transactions. The amount, timing and terms of any capital transactions will be determined based on prevailing market conditions and other factors and may be suspended or discontinued at any time. There is no fixed time period to complete the capital returns.

During the fourth quarter of 2025, the Company did not make any repurchases of equity securities.

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this Annual Report on Form 10-K. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report on Form 10-K, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review Item 1A. "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in this Annual Report on Form 10-K for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Executive Overview

Our strategic initiatives in 2025 continued to advance our transformation into a more diversified, digitally enabled, and globally scaled gaming and entertainment company.

- Portfolio Expansion: Completed the Merger with Standard General and Queen Casino, adding four regional properties to our Casinos & Resorts portfolio and strengthening our US market presence.

- Strategic Transformation: Completed the multi-stage combination with Intralot, creating a unified global footprint and strengthening both our B2B and B2C capabilities.

- International Growth: Invested A$200 million for a significant economic interest in The Star, expanding our global reach.

- Bally's Chicago: Completed the initial public offering and private placements of Bally's Chicago Inc. and advanced construction of the permanent casino supported by enhanced data-driven customer engagement.

- Major Developments: Announced planned development for an integrated resort and Major League Baseball stadium at the former Tropicana Las Vegas site and secured a New York downstate commercial casino license for our anticipated Bally's Bronx integrated resort.

Together, we believe these steps continue to position the Company for sustainable long-term growth across our land-based and interactive platforms, united under a single, leading brand.

Business Development Projects

Our business development projects are summarized above in "Our Strategy and Business Developments" section above and in Note 7 "Business Combinations" to our consolidated financial statements presented in Part II, Item 8 of this Annual Report on Form 10-K.

Macroeconomic and Other Factors

Our business is subject to risks caused by global economic challenges, including those caused by public health crises such as the COVID-19 pandemic, the impact of global and regional conflicts, rising inflation, rising interest rates and supply-chain disruptions, that can cause economic uncertainty and volatility. These challenges can negatively impact discretionary consumer spending and could result in a reduction in visitors to our properties, including those that stay in our hotels, or discretionary spending by our customers on entertainment and leisure activities. In addition, inflation generally affects our business by increasing our cost of labor. In periods of sustained inflation, it may be difficult to effectively control such increases to our costs and retain key personnel.

Key Performance Indicators

The key performance indicator used in managing our business is consolidated Adjusted EBITDA and segment Adjusted EBITDAR which are non-GAAP measures. Adjusted EBITDA is defined as earnings, or loss, for the Company, or where noted its reporting segments, before, in each case, interest expense, net of interest income, provision (benefit) for income taxes, depreciation and amortization, non-operating (income) expense, acquisition and other transaction related costs, share-based compensation and certain other gains or losses as well as, when presented for our reporting segments, an adjustment related to the allocation of corporate cost among segments. Segment Adjusted EBITDAR is Adjusted EBITDA (as defined above) for the Company's reportable segments, plus rent expense associated with triple net operating leases with GLPI for the real estate assets used in the operation of the Bally's casinos and the assumption of the lease for real estate and land underlying the operations of the Bally's Lake Tahoe property.

We use consolidated Adjusted EBITDA and segment Adjusted EBITDAR to analyze the performance of our business and they are used as determining factors for performance-based compensation for members of our management team. We use consolidated Adjusted EBITDA and segment Adjusted EBITDAR when evaluating operating performance because we believe that the inclusion or exclusion of certain recurring and non-recurring items is necessary to provide a more fulsome understanding of our core operating results and as a means to evaluate period-to-period performance. Also, we present consolidated Adjusted EBITDA and segment Adjusted EBITDAR because they are used by some investors and creditors as indicators of the strength and performance of ongoing business operations, including our ability to service debt, and to fund capital expenditures, acquisitions and operations. These calculations are commonly used as a basis for investors, analysts and credit rating agencies to evaluate and compare operating performance and value companies within our industry. Consolidated Adjusted EBITDA and segment Adjusted EBITDAR information is presented because management believes that they are commonly used measures of performance in the gaming industry and that they are considered by many to be key indicators of our operating results.

Consolidated Adjusted EBITDAR is used outside of our financial statements solely as a valuation metric. Consolidated Adjusted EBITDAR is defined as consolidated Adjusted EBITDA plus rent expense associated with triple net operating leases. Consolidated Adjusted EBITDAR is an additional metric used by analysts in valuing gaming companies subject to triple net leases since it eliminates the effects of variability in leasing methods and capital structures. This metric is included as supplemental disclosure because (i) we believe Consolidated Adjusted EBITDAR is used by gaming operator analysts and investors to determine the equity value of gaming operators and (ii) financial analysts refer to Consolidated Adjusted EBITDAR when valuing our business. We believe Consolidated Adjusted EBITDAR is useful for equity valuation purposes because (i) its calculation isolates the effects of financing real estate, and (ii) using a multiple of Consolidated Adjusted EBITDAR to calculate enterprise value allows for an adjustment to the balance sheet to recognize estimated liabilities arising from operating leases related to real estate.

Consolidated Adjusted EBITDA and segment Adjusted EBITDAR should not be construed as alternatives to net income, the most directly comparable GAAP measure, as indicators of our performance. In addition, consolidated Adjusted EBITDA and segment Adjusted EBITDAR as used by us may not be defined in the same manner as other companies in our industry, and, as a result, may not be comparable to similarly titled non-GAAP financial measures of other companies. Consolidated Adjusted EBITDAR should not be viewed as a measure of overall operating performance or considered in isolation or as an alternative to net income, because it excludes the rent expense associated with our triple net operating leases with GLPI and the lease for real estate and land underlying the operations of the Bally's Lake Tahoe property.

Results of Operations

The following table presents, for the periods indicated, certain revenue and income items:

(In millions)	Successor Period from February 8, 2025 to December 31, 2025	Predecessor Period from January 1, 2025 to February 7, 2025	Year Ended December 31, 2024
Total revenue	$ 2,436.2	$ 220.5	$ 2,450.5
Loss from operations	(277.7)	(20.8)	(258.3)
Net loss	(665.5)	(51.0)	(567.8)

The following table presents, for the periods indicated, certain income and expense items expressed as a percentage of total revenue:

	Successor Period from February 8, 2025 to December 31, 2025	Predecessor Period from January 1, 2025 to February 7, 2025	Year Ended December 31, 2024
Total revenue	100.0 %	100.0 %	100.0 %
Gaming and non-gaming expenses	45.0 %	47.4 %	45.8 %
General and administrative	47.0 %	51.9 %	42.6 %
Gain on sale-leaseback, net	— %	— %	(3.5)%
Impairment charges	7.5 %	— %	10.2 %
Depreciation and amortization	12.0 %	10.1 %	15.5 %
Total operating costs and expenses	111.4 %	109.4 %	110.5 %
Loss from operations	(11.4)%	(9.4)%	(10.5)%
Other (expense) income:			
Interest expense, net	(15.0)%	(12.3)%	(11.8)%
Other non-operating income (expense), net	1.0 %	(1.1)%	(0.2)%
Total other expense, net	(14.0)%	(13.4)%	(12.0)%
Loss before income taxes	(25.4)%	(22.8)%	(22.5)%
Provision for income taxes	2.0 %	0.3 %	0.6 %
Net loss	(27.3)%	(23.1)%	(23.2)%

_____
Note: Amounts in table may not subtotal due to rounding.

Segment Information

During the first quarter of 2025, the Company moved a component of the North America Interactive operating segment into a separate operating segment, which is reported in the Corporate & Other category. In the fourth quarter of 2025, the Company further updated its operating and reportable segments in connection with the Intralot Transaction. These changes were made to better align with the Company's strategic growth initiatives and how its chief operating decision maker evaluates performance and allocation resource. As a result, the Company determined it has four operating and reportable segments: Casinos & Resorts, Bally's Intralot B2B, Bally's Intralot B2C and North America Interactive. Prior period reportable segment results and related disclosures have been conformed to reflect the Company's current reportable segments. Refer to "Our Operating Structure" in Part I, Item 1 "Business" of this Annual Report on Form 10-K and Note 20 "Segment Reporting" to our consolidated financial statements presented in Part II, Item 8 of this Annual Report on Form 10-K for additional information on our segment reporting structure.

The following table sets forth certain financial information associated with results of operations. Non-gaming revenue includes hotel, food and beverage, technology services, licensing and retail, entertainment and other revenue. Non-gaming expenses include hotel, food and beverage, technology services, licensing and retail, entertainment and other expenses.

| (In thousands, except percentages) | Successor | | Predecessor | |
	Period from February 8, 2025 to December 31, 2025	Period from January 1, 2025 to February 7, 2025	Year Ended December 31, 2024
Revenue:			
Gaming			
Casinos & Resorts	$ 1,072,888	$ 95,984	$ 1,008,361
Bally's Intralot B2B	—	—	—
Bally's Intralot B2C	749,651	74,849	893,756
North America Interactive	166,915	14,934	149,551
Corporate & Other	—	—	—
Total Gaming revenue	1,989,454	185,767	2,051,668
Non-gaming			
Casinos & Resorts	309,550	28,315	354,752
Bally's Intralot B2B	97,354	3,720	6,861
Bally's Intralot B2C	3,345	416	8,876
North America Interactive	29,395	2,007	20,766
Corporate & Other	7,091	273	7,555
Total Non-gaming revenue	446,735	34,731	398,810
Total revenue	$ 2,436,189	$ 220,498	$ 2,450,478
Operating costs and expenses:			
Gaming			
Casinos & Resorts	$ 408,089	$ 37,637	$ 380,019
Bally's Intralot B2B	—	—	—
Bally's Intralot B2C	326,024	33,335	403,949
North America Interactive	150,518	17,022	150,095
Corporate & Other	—	—	—
Total Gaming expenses	884,631	87,994	934,063
Non-gaming			
Casinos & Resorts	161,008	16,240	174,228
Bally's Intralot B2B	36,056	—	—
Bally's Intralot B2C	1,178	16	5,608
North America Interactive	11,899	68	1,385
Corporate & Other	564	202	7,867
Total Non-gaming expenses	210,705	16,526	189,088
General and administrative			
Casinos & Resorts	740,738	75,197	791,316
Bally's Intralot B2B	48,261	—	—
Bally's Intralot B2C	196,773	16,834	198,560
North America Interactive	42,076	5,637	54,244
Corporate & Other	115,969	16,733	(634)
Total General and administrative	$ 1,143,817	$ 114,401	$ 1,043,486
Margins:			
Gaming expenses as a percentage of Gaming revenue	44 %	47 %	46 %
Non-gaming expenses as a percentage of Non-gaming revenue	47 %	48 %	47 %
General and administrative as a percentage of Total revenue	47 %	52 %	43 %

The predecessor period from January 1, 2025 to February 7, 2025 and successor period from February 8, 2025 to December 31, 2025, compared to the year ended December 31, 2024.

Total revenue

Our total revenue consisted of the following:

(in thousands)	Successor Period from February 8, 2025 to December 31, 2025	Predecessor Period from January 1, 2025 to February 7, 2025	Year Ended December 31, 2024
Gaming	$ 1,989,454	$ 185,767	$ 2,051,668
Hotel	119,409	11,006	148,693
Food and beverage	125,877	11,304	135,213
Technology Services	64,369	—	—
Licensing	20,880	3,720	6,861
Retail, entertainment and other	116,200	8,701	108,043
Total revenue	$ 2,436,189	$ 220,498	$ 2,450,478

Total revenue for the Predecessor period from January 1, 2025 to February 7, 2025 and the Successor period from February 8, 2025 to December 31, 2025 increased 8.4%, from $2.5 billion for the year ended December 31, 2024 (Predecessor). Increases in total revenue from the year ended December 31, 2024 are primarily driven by the revenue additions from Queen, beginning on February 8, 2025, and the Intralot entities, beginning October 8, 2025, contributing $216.0 million and $98.2 million, respectively, to the Successor period from February 8, 2025 to December 31, 2025. These increases were partially offset by a $170.1 million decrease in revenue from our previous markets associated with the sale of the Carved-Out Business in the fourth quarter of 2024.

Gaming and non-gaming expenses

During the Predecessor period from January 1, 2025 to February 7, 2025 and the Successor period from February 8, 2025 to December 31, 2025, gaming and non-gaming expenses grew proportionally relative to total revenue. The expenses for the year ended December 31, 2024 (Predecessor) amounted to $1.1 billion. This growth in expense compared to the prior year is primarily due to the changes in revenue year over year.

General and administrative

General and administrative expense for the Predecessor period from January 1, 2025 to February 7, 2025 and the Successor period from February 8, 2025 to December 31, 2025 compared to the year ended December 31, 2024 (Predecessor), increased 20.6% or $214.7 million, from $1.0 billion. These increases in the year to date comparable periods were mainly attributable to additional costs for the Queen properties and Intralot entities of $91.7 million and $54.6 million, respectively, costs incurred in connection with the Merger Agreement and Intralot Transaction of $33.9 million and $40.5 million, respectively, and a $17.1 million provision for credit loss on long-term note receivable related to the Carved-Out Business. These increases were partially offset by the Loss on disposal of business of $27.8 million recorded in the prior year related to the sale of the Carved-Out Business in the fourth quarter of 2024.

Impairment charges

In the Successor period from February 8, 2025 to December 31, 2025, we recorded total impairment charges of $181.6 million which included $109.1 million and $72.5 million impairment charges in the Bally's Intralot B2B segment related to its intangible assets and goodwill, respectively, due to declining projected cash flows within its licensing business.

Depreciation and amortization

Depreciation and amortization expense for the Predecessor period from January 1, 2025 to February 7, 2025 and the Successor period from February 8, 2025 to December 31, 2025 decreased $64.1 million from $379.5 million compared to the Predecessor year ended December 31, 2024. Changes year over year are primarily due to the closure of our Tropicana Las Vegas property in the first quarter of 2024, which caused the Company to record $80.1 million of accelerated depreciation in the prior year, partially offset by a $22.8 million increase in expense from the Intralot entities in the fourth quarter of 2025.

Loss from operations

Loss from operations for the Predecessor period from January 1, 2025 to February 7, 2025 and the Successor period from February 8, 2025 to December 31, 2025 increased $40.1 million compared to the Predecessor year ended December 31, 2024. These increased losses were primarily due to the incremental increase in Merger and Acquisition and integration costs of $106.1 million, partially offset by the decrease in impairment charges of $67.3 million.

Other (expense) income

Total Other expense, net for the Predecessor period from January 1, 2025 to February 7, 2025 and the Successor period from February 8, 2025 to December 31, 2025 increased $75.7 million compared to the Predecessor year ended December 31, 2024. These increases were primarily due to the $93.1 million loss on debt extinguishment recorded in the Successor period from February 8, 2025 to December 31, 2025, increased interest expense from to higher borrowings and related interest rates year-over-year and increased foreign exchange losses, partially offset by increased fair value gains of $219.0 million recorded in the Successor period on the Company's fair value option assets.

Provision for income taxes

The Company recorded a provision for income taxes of $47.6 million, $0.7 million, and $15.3 million during the period from February 8, 2025 to December 31, 2025 (Successor), period from January 1, 2025 to February 7, 2025 (Predecessor), and the year ended December 31, 2024 (Predecessor), respectively. The effective tax rate was (7.70)%, (1.32)%, and (2.76)%, respectively, for these same periods. The effective tax rates during the successor periods in the 2025 calendar year differed from the US federal statutory rate of 21%, creating a provision for income tax on the Company's Loss before income taxes, largely due to an increase in the valuation allowance and the negative rate differential driven by the increased impairment charges within our foreign entities.

Net loss and loss per share

Net loss for the Predecessor period from January 1, 2025 to February 7, 2025 and the Successor period from February 8, 2025 to December 31, 2025 was $51.0 million and $650.1 million, respectively. Net loss for the Predecessor year ended December 31, 2024 was $567.8 million. These changes were all primarily attributable to the factors noted above.

Adjusted EBITDA and Adjusted EBITDAR by Segment

The following table presents segment Adjusted EBITDAR, which is our reportable segment GAAP measure and our primary measure for profit or loss for our reportable segments, and reconciles Adjusted EBITDAR on a consolidated basis to net loss. The Other category is included in the following tables in order to reconcile the segment information to the Company's consolidated financial statements.

	Successor	Predecessor	
(in thousands)	Period from February 8, 2025 to December 31, 2025	Period from January 1, 2025 to February 7, 2025	Year Ended December 31, 2024
Adjusted EBITDAR:			
Casinos & Resorts	$ 370,774	$ 23,554	$ 370,518
Bally's Intralot B2B	34,769	3,720	6,861
Bally's Intralot B2C	297,788	25,220	329,599
North America Interactive	(5,007)	(5,661)	(27,498)
Corporate & Other	(61,087)	(6,774)	(64,950)
Total	637,237	40,059	614,530
Rent expense associated with triple net operating leases[1]	(159,228)	(15,669)	(118,919)
Adjusted EBITDA	478,009	24,390	495,611
Interest expense, net of interest income	(365,233)	(27,229)	(289,629)
(Benefit) provision for income taxes	(47,564)	(664)	(15,252)
Depreciation and amortization	(293,118)	(22,343)	(379,544)
Non-operating expense, net[2]	50,041	(3,525)	(25,608)
Foreign exchange (gain) loss	(34,768)	194	10,271
Transaction costs[3]	(100,488)	(5,106)	(41,060)
Restructuring charges[4]	—	—	(17,921)
Tropicana Las Vegas demolition and closure costs[5]	(28,332)	(2,605)	(59,838)
Share-based compensation	(31,111)	(1,954)	(14,752)
Gain on sale-leaseback, net[6]	—	—	86,254
Loss on disposal of business[7]	—	—	(27,796)
Impairment charges[8]	(181,620)	—	(248,879)
Merger Agreement and Intralot Transaction costs[9]	(63,161)	(11,233)	(14,808)
Payment Service Provider write-off[10]	—	—	(6,333)
Other[11]	(48,194)	(949)	(18,470)
Net loss	$ (665,539)	$ (51,024)	$ (567,754)

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(1) Consists of the operating lease components contained within our triple net leases with GLPI for the real estate assets used in the operations of certain Casinos & Resorts properties, and the triple net lease associated with the real estate and land underlying the operations of the Bally's Lake Tahoe facility.

(2) Non-operating expense, net includes: (i) change in value of performance warrants, (ii) loss on extinguishment of debt, (iii) non-operating items of equity method investments and fair value option assets, and (iv) other (income) expense, net.

(3) Includes acquisition, integration and other transaction related costs, as well as financing costs incurred in connection with the Company's sale lease-back transactions.

(4) Restructuring charges representing the severance and employee related benefits related to the announced Interactive business restructuring initiatives and the closure of the Company's Tropicana Las Vegas property on April 2, 2024 (Predecessor).

(5) Demolition and closure costs associated with the Tropicana Las Vegas property which is part of the plan to redevelop the site with a state-of-the-art integrated resort and ballpark. As part of the binding term sheet, GLPI has reimbursed the Company for its demolition expenses and had increased rent to reflect the additional funding.

(6) Gain on sale-leaseback, net is related to Bally's Kansas City, Bally's Shreveport and the Company's Bally's Chicago project during the year ended December 31, 2024 (Predecessor).

(7) Loss on disposal of business of $27.8 million recorded in 2024 (Predecessor) related to the sale of its interactive business in Asia and certain other international markets in its Bally's Intralot B2C reportable segment in the fourth quarter of 2024 (Predecessor).

(8) Impairment charges in the Successor period from February 8, 2025 to December 31, 2025 includes $109.1 million and $72.5 million impairment charges in the Bally's Intralot B2B segment related to its intangible assets and goodwill, respectively. Impairment charges for 2024 includes $125.9 million and $71.6 million impairment charges in the Bally's Intralot B2B segment related to its intangible assets and goodwill, respectively, $12.8 million impairment charges in the Bally's Intralot B2C segment related to certain other long-lived assets, as well as $38.6 million of impairment charges on gaming licenses in connection with our Casinos & Resorts reportable segment.

(9) Costs incurred in connection with the Company's Merger with Standard General and Intralot Transaction

(10) In the third quarter of 2024 (Predecessor), the Company recorded a $6.3 million charge to reduce amounts due from payment service providers ("PSP") due to a circumstance whereby the payment processer for certain online sports wagering deposits failed to capture and settle funds with patrons of the Company. The Company was not able to recover the full amount due from the payment service provider, resulting in a write down to the recoverable amount. In addition to amounts recovered, the Company received $5.1 million from the PSP as a signing bonus for entering into an extension agreement.

(11) Other includes the following items in the Successor period from February 8, 2025 to December 31, 2025: (i) a provision for credit loss of $17.1 million related on the term loan receivable related to the sale of the Carved-Out Business in 2024, (ii) reorganization costs in connection with the Merger, Intralot acquisition and other restructuring initiatives of $15.3 million, (iii) Oracle ERP non-capitalizable implementation costs of $8.5 million, and (iv) other individually de minimis expenses. Other includes non-routine, individually de minimis, expenses in the Predecessor period from January 1, 2025 to February 7, 2025. For the year ended December 31, 2024, other includes: (i) non-routine legal expenses, contract termination charges, and settlement costs for matters outside the normal course of business, (ii) storm related insurance and business interruption recoveries, and (iii) other individually de minimis expenses.

Liquidity and Capital Resources

Overview

We are a holding company. Our ability to fund our obligations depends on existing cash on hand, cash flow from our subsidiaries and our ability to raise capital. Our primary sources of liquidity and capital resources have been cash on hand, cash flow from operations, borrowings under our Revolving Credit Facility (as defined herein) and proceeds from the issuance of debt and equity securities. We assess liquidity in terms of the ability to generate cash or obtain financing in order to fund operating, investing and debt service requirements. Our primary ongoing cash requirements include the funding of operations, capital expenditures, acquisitions and other investments in line with our business strategy and debt repayment obligations and interest payments. Our strategy has been to maintain moderate leverage and substantial capital resources in order to take advantage of opportunities, to invest in our businesses and acquire properties at what we believe to be attractive valuations. As such, we have continued to invest in our land-based casino business and build on our interactive/iGaming business. We believe that existing cash balances, operating cash flows and availability under our Revolving Credit Facility, as explained below, will be sufficient to meet funding needs for operating, capital expenditure and debt service purposes.

Cash Flows Summary

	Successor	Predecessor	
	Period from February 8, 2025 to December 31, 2025	**Period from January 1, 2025 to February 7, 2025**	**Year Ended December 31, 2024**
(In thousands)			
Net cash (used in) provided by operating activities	$ (11,014)	$ (80,186)	$ 113,999
Net cash provided by (used in) investing activities	1,842,289	(17,697)	97,835
Net cash (used in) provided by financing activities	(1,141,191)	97,988	(287,840)
Effect of foreign currency on cash and cash equivalents	(14,300)	(457)	(8,002)
Net change in cash and cash equivalents and restricted cash	675,784	(352)	(84,008)
Cash and cash equivalents and restricted cash, beginning of period	230,902	231,254	315,262
Cash and cash equivalents and restricted cash, end of period	$ 906,686	$ 230,902	$ 231,254

Operating Activities

Net cash used in operating activities for the Predecessor period from January 1, 2025 to February 7, 2025 and the Successor period from February 8, 2025 to December 31, 2025 was $91.2 million compared to $114.0 million net cash provided by operating activities for the year ended December 31, 2024 (Predecessor). The increase in cash used was primarily driven by increased net losses in the Successor period from February 8, 2025 to December 31, 2025 and the predecessor period from January 1, 2025 to February 7, 2025 of $148.8 million, coupled with the changes in working capital.

Investing Activities

Net cash provided by investing activities for the Successor period from February 8, 2025 to December 31, 2025 of $1.8 billion and cash used in investing for the Predecessor period from January 1, 2025 to February 7, 2025 of $17.7 million, compared to $97.8 million of cash used in investing for the Year Ended December 31, 2024 (Predecessor) was driven primarily by net cash acquired from acquisitions of $2.1 billion, offset by cash paid for the Star Investment of $127.6 million and capital expenditures of $167.9 million.

Financing Activities

Net cash used in financing activities for the Successor period from February 8, 2025 to December 31, 2025 of $1.1 billion and cash provided by financing for the Predecessor period from January 1, 2025 to February 7, 2025 of $98.0 million, compared to $287.8 million of cash used in financing for the Year Ended December 31, 2024 (Predecessor) was driven primarily by repayments of long term debt of $1.9 billion and share repurchases of $416.2 million, offset by issuances of long term debt of $1.3 billion

Capital Return Program

As of December 31, 2025 (Successor), there was $95.5 million available for use under the Capital Return Program, subject to limitations in our regulatory and debt agreements. Future share repurchases may be effected in various ways, which could include open-market or private repurchase transactions, accelerated stock repurchase programs, tender offers or other transactions. The amount, timing and terms of any return of capital transaction will be determined based on prevailing market conditions and other factors. There is no fixed time period to complete share repurchases.

We did not pay cash dividends during the period from February 8, 2025 to December 31, 2025 (Successor) or period from January 1, 2025 to February 7, 2025 (Predecessor), nor do we currently intend to pay any dividends on our common stock in the foreseeable future. Any future determinations relating to our dividend policies will be made at the discretion of our Board and will depend on conditions then existing, including our financial condition, results of operations, contractual restrictions, capital and regulatory requirements and other factors our Board may deem relevant.

Debt and Lease Obligations

Unsecured Notes

On August 20, 2021, we issued $750.0 million aggregate principal amount of 5.625% senior notes due 2029 and $750.0 million aggregate principal amount of 5.875% senior notes due 2031. On October 1, 2021, upon the closing of the Gamesys acquisition, we assumed the issuer's obligation under the unsecured notes.

The indenture contains covenants that limit the ability of the Company and its restricted subsidiaries to, among other things, (i) incur additional indebtedness, (ii) pay dividends on or make distributions in respect of capital stock or make certain other restricted payments or investments, (iii) enter into certain transactions with affiliates, (iv) sell or otherwise dispose of assets, (v) create or incur liens and (vi) merge, consolidate or sell all or substantially all of the Company's assets. These covenants are subject to exceptions and qualifications set forth in the indenture.

<u>2028 Notes</u>

In connection with the closing of the Merger on February 7, 2025, we entered into a note purchase agreement and issued $500 million in aggregate principal amount of first lien senior secured notes due October 2, 2028, at an annual interest rate of 11%, payable quarterly (the "2028 Notes"). These notes were guaranteed by the same restricted subsidiaries that guarantee the credit facilities under the Credit Agreement (as defined below) and secured by the same collateral securing the credit facilities under the Credit Agreement. The note purchase agreement mandated redemption offers in certain situations, such as asset sales and unpermitted debt issuances, with specific redemption premiums applicable within the first two years. After two years, notes can be redeemed at par. The note purchase agreement also included covenants limiting, among other things additional indebtedness, dividend payments, asset sales, investments, and liens, subject to certain exceptions and qualifications. In October 2025, the Company paid down the entire $500 million outstanding on its 2028 Notes as further described below.

<u>Credit Facility</u>

On October 1, 2021, the Company and certain of its subsidiaries entered into a credit agreement (the "Credit Agreement") with Deutsche Bank AG New York Branch, as administrative agent (in such capacity, the "Administrative Agent") and collateral agent (in such capacity, the "Collateral Agent"), and the other lenders party thereto, providing for a senior secured term loan facility in an initial aggregate principal amount of $1.945 billion (the "Term Loan Facility"), which was scheduled to mature in 2028, and a senior secured revolving credit facility in an initial aggregate principal amount of $620.0 million (the "Revolving Credit Facility"), which had an initial maturity date in 2026.

In September 2025, the Company executed a Third Amendment to the Credit Agreement ("Amendment No. 3" and the Credit Agreement, as so amended, the "Amended Credit Agreement"), by and among the Company, the subsidiaries of the Company party thereto as guarantors, the lenders party thereto, the Administrative Agent and the Collateral agent, and an Incremental Joinder Agreement (the "Incremental Joinder Agreement") with Jefferies Finance LLC and the Administrative Agent. The Incremental Joinder Agreement increased the available commitments under the Revolving Credit Facility by $50 million to $670 million. Amendment No. 3 and the Incremental Joinder Agreement collectively extended the maturity date of a portion of the Revolving Credit Facility and updated certain covenants and pricing provisions for the Revolving Credit Facility.

Following the effectiveness of Amendment No. 3 and the Incremental Joinder Agreement which occurred on January 6, 2026, a portion of the Revolving Credit Facility will mature in 2028, while the remaining portion will continue to mature on its originally scheduled maturity date in 2026. Amendment No. 3 and the Amended Credit Agreement also provide for reductions in revolving commitments and related prepayments if specified transactions are completed. The Revolving Credit Facility will continue to bear interest, at the Company's option, at a SOFR-based or base-rate benchmark plus an applicable margin determined by the Company's consolidated total-leverage ratio. The credit facilities under the Amended Credit Agreement continue to be guaranteed by the Company's restricted subsidiaries (subject to customary exceptions) and secured by a first-priority lien on substantially all of the assets of the Company and such guarantors. Amendment No. 3 also refined the financial maintenance covenant applicable to the revolving lenders and reduced the utilization threshold at which the covenant becomes effective to 25%.

The Amended Credit Agreement allows the Company to increase the size of the Term Loan Facility or request one or more incremental term loan facilities or increase commitments under the Revolving Credit Facility or add one or more incremental revolving facilities in an aggregate amount not to exceed the greater of $325 million and 50% of the Company's consolidated EBITDA for the most recent four-quarter period plus or minus certain amounts as specified in the Amended Credit Agreement, including an unlimited amount subject to compliance with specified financial ratios.

The Amended Credit Agreement contains covenants that limit the ability of the Company and its restricted subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments, sell assets, make certain investments, and grant liens. These covenants are subject to exceptions and qualifications set forth in the Amended Credit Agreement. The Revolving Credit Facility also includes certain financial covenants the Company is required to maintain throughout the term of the Revolving Credit Facility. These financial covenants include a provision whereby, in the event borrowings under the Revolving Credit Facility exceed 25% of the total revolving commitment, the Company is required to maintain a first lien secured indebtedness to Adjusted EBITDA ratio of 4.00 to 1.00. As of December 31, 2025 (Successor), the Company was in compliance with all applicable covenants as in effect as of such date.

With proceeds from the Transaction Agreement, the Company paid down $500.0 million of its secured indebtedness, applied pro rata across its 2028 Notes and Term Loan Facility. Subsequently, the Company satisfied the remaining principal balance of its 2028 Notes with an additional payment of $395.0 million, and incurred and paid a make-whole payment pursuant to the note purchase agreement. Additionally, the Company repaid all outstanding amounts under the Revolving Credit Facility.

The Company is a party to certain currency swaps which synthetically convert $500 million of its Term Loan Facility to an equivalent fixed-rate Euro-denominated instrument, due October 2028, with a weighted average fixed interest rate of approximately 6.69% per annum. The Company is also a party to additional currency swaps to synthetically convert $200 million, notional, of its floating rate Term Loan Facility, to an equivalent GBP-denominated floating rate instrument, due October 2026. Additionally, as part of the Company's risk management program to manage its overall interest rate exposure, the Company has entered into a series of interest rate contracts in a notional aggregate amount of $1.00 billion, to further manage the Company's exposure to interest rate movements associated with the Company's variable rate Term Loan Facility through its synthetic conversion to fixed rate debt. The tenor of these contracts were matched with the maturity of the Term Loan Facility tranche maturing on October 1, 2028.

Intralot Greek Retail Bond

On February 27, 2024, Intralot established a common bond loan program (the "Intralot Greek Retail Bond") for the issuance of up to €130.0 million aggregate principal amount of bonds, with a minimum issuance of €120.0 million The bonds admitted to trading on the Fixed Income Securities category of the Regulated Market of the Athens Stock Exchange. As of December 31, 2025 (Successor), €130.0 million aggregate principal amount ($152.7 million) was outstanding under the Intralot Greek Retail Bond.

The bonds bear interest at a fixed annual percentage of 6.00% per annum, which will remain fixed throughout the duration of the bond loan. The interest is payable semi-annually. The Intralot Greek Retail Bond matures February 27, 2029, at which time the Intralot is obliged to repay the principal in full, together with outstanding accrued interest and any other amounts payable.

The Intralot Greek Retail Bond is an unsecured obligation of Intralot, with the benefit of a first-priority pledge over a designated bond loan collateral account. The bonds rank pari passu with the claims of all other unsecured creditors of Intralot, with the exception of claims that have a statutory privilege. The Intralot Greek Retail Bond is not guaranteed by any of Intralot's subsidiaries.

Intralot may not redeem the bonds prior to the expiration of the second interest period following the issue date. Thereafter, Intralot may redeem all or a portion of the bonds, subject to a minimum redemption amount of €15.0 million and a requirement that at least €50.0 million in aggregate principal amount remain outstanding after any partial redemption. Early redemption is subject to the payment of applicable premiums.

In the event of a change of control each bondholder has the right to require Intralot to repurchase of part or all of such bondholder's bonds at a price equal to 101% of the nominal value, plus accrued and unpaid interest and any additional amounts.

Intralot Greek Senior Facilities Agreement

On October 3, 2025, Intralot Capital Luxembourg S.A. ("Intralot Capital"), a wholly owned subsidiary of Intralot, entered into a Senior Facilities Agreement (the "Intralot Greek Term Loan") with Alpha Bank S.A., Optima Bank S.A., Piraeus Bank S.A., CrediaBank S.A. and other parties, providing for an amortizing euro-denominated term loan facility in an aggregate amount up to €270.0 million of which Intralot has drawn €200.0 million as of December 31, 2025 (Successor).

The Intralot Greek Term Loan bears interest at a rate equal to 7.0% per annum. Interest periods may be selected in accordance with the agreement terms. The Intralot Greek Term Loan requires semi-annual principal repayments plus accrued interest through the maturity date of October 8, 2029.

The Intralot Greek Term Loan is secured on a pari passu basis with other senior secured indebtedness, subject to an intercreditor agreement.

Intralot British Pound Term Loan

On September 18, 2025, Intralot Capital entered into a Senior Facilities Agreement (the "Intralot British Term Loan") with various lenders and agents, providing for a settling-denominated term loan facility in an aggregate principal amount of £400.0 million. As of December 31, 2025 (Successor), £400.0 million ($538.7 million) was outstanding under the Intralot British Term Loan.

The Intralot British Term Loan bears interest at a rate equal to SONIA (Sterling Overnight Index Average) plus a margin of 5.5%. Interest periods may be one, three, or six months, or such other periods as agreed among the parties. The Borrower pays accrued interest on the last day of each interest period.

The Intralot British Term Loan is secured by first-ranking security interests, including pledges over shares in the obligors and material subsidiaries and, in certain jurisdictions, security over substantially all assets of the obligors. The Intralot British Term Loan matures on October 8, 2031.

Intralot Fixed and Floating Interest Rate Bonds

On September 30, 2025, Intralot Capital issued €600.0 million aggregate principal amount of 6.750% Senior Secured Fixed Rate Notes due 2031 (the "Intralot Fixed Rate Notes") and €300.0 million aggregate principal amount of Senior Secured Floating Rate Notes due 2031 (the "Intralot Floating Rate Notes" and, together with the Intralot Fixed Rate Notes, the "Intralot Notes"), pursuant to an indenture dated September 30, 2025 (the "Intralot Indenture") among Intralot Capital, Intralot as guarantor, and The Law Debenture Trust Corporation p.l.c., as trustee. As of December 31, 2025 (Successor), the full €900.0 million aggregate principal amount ($1.1 billion) of the Intralot Notes was outstanding.

The Intralot Fixed Rate Notes bear interest at a fixed rate of 6.750% per annum, payable semi-annually on April 15 and October 15 of each year, commencing on April 15, 2026. The Intralot Floating Rate Notes bear interest at a rate per annum, reset quarterly, equal to three-month EURIBOR (subject to a 0% floor) plus 4.500%, payable quarterly on February 28, May 31, August 31 and November 30 in each year, commencing on February 28, 2026. The Intralot Notes mature on October 15, 2031.

The Intralot Notes are senior secured obligations of Intralot Capital, secured by first-ranking security interests (to the extent legally possible) over the share of obligors and material subsidiaries, structural intercompany receivables, and to the extent customary in the applicable jurisdiction, substantially all assets of the obligors. Enforcement of security is subject to an intercreditor agreement, and the Intralot Notes may share collateral on a pari passu or junior basis with other permitted indebtedness as described in the Intralot Indenture.

The Intralot Notes are unconditionally guaranteed, jointly and severally, by Intralot and future guarantors that are required to become a guarantor under the Intralot Indenture. The guarantees are subject to customary limitations under applicable law.

The Intralot Fixed Rate Notes may be redeemed at the option of Intralot Capital, in whole or in part, at any time on or after October 15, 2027, at determined redemption prices over time, plus accrued and unpaid interest. Prior to October 15, 2027, Intralot Capital may redeem the Intralot Fixed Rate Notes at a premium, which is the greater of (a) 1% of the outstanding principal amount and (b) the present value of the redemption price at October 15, 2027 plus all required interest payments through that date, computed using a discount rate equal to the Bund Rate plus 0.005 basis points, over the outstanding principal amount.

The Intralot Floating Rate Notes may be redeemed at the option of Intralot Capital at any time on or after October 15, 2026, at a redemption price equal to 100.0% of the principal amount redeemed plus accrued and unpaid interest.

In addition, prior to October 15, 2027 (in the case of Intralot Fixed Rate Notes) or October 15, 2026 (in the case of Intralot Floating Rate Notes), Intralot Capital may redeem up to 40% of the aggregate principal amount of the Intralot Notes with the net cash proceeds of certain equity offerings at a redemption price equal to 106.750% (in the case of Intralot Fixed Rate Notes) of the principal amount plus accrued and unpaid interest, subject to certain conditions, including that at least 50% of the original aggregate principal amount of the Intralot Notes must remain outstanding immediately after each such redemption.

The Intralot Notes are not convertible into equity securities of Intralot Capital or any other entity.

Intralot Super Senior Revolving Credit Facility

On October 3, 2025, Intralot Capital entered into a Super Senior Revolving Credit Facility Agreement (the "Intralot RCF Agreement") with various lenders and agents, providing for revolving credit commitments in an aggregate principal amount equal to the greater of €190.0 million and 40.0% of Intralot's four-quarter consolidated EBITDA. The facility may be utilized by way of revolving loans, letters of credit, or ancillary facilities. The minimum utilization amount is €0.5 million for euro-denominated borrowings.

The Intralot RCF Agreement initially bears interest at the applicable reference rate plus a margin of 4.50% per annum, subject to future leverage-based adjustments ranging from 4.75% to 3.75% based on Intralot's senior secured net leverage ratio.

Intralot Capital pays a commitment fee equal to 30% of the applicable margin on unused commitments, payable quarterly in arrears. Letter of credit fees are equal to the applicable margin for revolving loans, plus a fronting fee of 0.125% per annum. The facility matures on July 1, 2030.

New Term Loan Facility

On February 11, 2026, the Company entered into a new $1.1 billion term loan credit facility due 2031 (the "Term Loans"). The Term Loans were provided by funds managed by Ares Management Credit, King Street Capital Management, and TPG Credit. The Term Loans are secured by substantially all material assets of the Company and its wholly owned subsidiaries, subject to customary exceptions and exclusions.

Term Loan Facility and Revolving Credit Facility Repayments

On February 11, 2026, the Company repaid in full the outstanding balance under its Term Loan Facility, resulting in cash payments of $1.48 billion. Additionally, in February 2026, the Company paid down $448.0 million of amounts outstanding under its Revolving Credit Facility, which had been drawn in January 2026 to fund the New York gaming license fee. In accordance with Amendment No. 3, following the closing of the Bally's Twin River sale-leaseback, the Company's commitments under its Revolving Credit Facility were reduced by 22.5%.

Refer to Note 14 "Long-Term Debt" in Item 8 of this Annual Report on Form 10-K for further information.

Operating leases

The Company is committed under various operating lease agreements for real estate and property used in operations. Minimum rent payable under operating leases was $3.41 billion as of December 31, 2025 (Successor), of which $236.9 million is due within the next twelve months. Refer to Note 15 "Leases" in Item 8 of this Annual Report on Form 10-K for further information.

GLPI leases

As of December 31, 2025 (Successor), the Company leases certain properties from GLPI under two separate master lease agreements, the "Master Lease," and the "Master Lease No. 2." The Company's Bally's Evansville, Bally's Dover, Bally's Quad Cities, Bally's Black Hawk, Bally's Tiverton and Hard Rock Biloxi properties are leased under the terms of the "Master Lease" which requires combined initial minimum annual payments of $101.5 million. The Company's Bally's Kansas City and Bally's Shreveport properties are leased under the terms of the "Master Lease No. 2" which requires combined initial minimum annual payments of $32.2 million. Both leases have an initial term of 15 years and include four, five-year options to renew and are subject to a minimum 1% annual escalation or greater escalation dependent on the consumer price index ("CPI").

Following the Merger, the Company also has a master lease agreement through Queen with GLPI, the "Queen Master Lease", with The Queen Baton Rouge, Bally's Baton Rouge Casino and Hotel, Casino Queen Marquette and DraftKings at Casino Queen properties originally being leased under the terms of the Queen Master Lease, which required combined initial minimum annual payments of $31.7 million. The Queen Master Lease has an initial term of 15 years and includes four, five-year options to renew and is subject to annual escalation. Effective July 1, 2025, the DraftKings at Casino Queen and The Queen Baton Rouge properties were transferred to Master Lease No. 2 and the associated annual payments of $28.9 million was reallocated from the Casino Queen Master Lease to Master Lease No. 2. This was treated as a lease modification event where lease payments were reallocated across components of the Master Lease No. 2 on a relative fair value basis and the right of use assets and lease liabilities were remeasured.

In addition to the properties under the master leases explained above, the Company also entered into a lease with GLPI for the land associated with Tropicana Las Vegas. This lease has an initial term of 50 years, with the possibility of extending up to 99 years through renewal options, and requires initial minimum annual payments of $10.5 million, subject to minimum 1% annual escalation or greater escalation dependent on CPI. In 2024, the Company modified the lease and GLPI paid $48.6 million to the Company to fund the demolition of the building at the Tropicana Las Vegas site in exchange for increasing initial annual payments by $4.1 million, subject to a minimum 1% annual increase or greater based on CPI, for a total modified initial minimum annual payment of $14.6 million.

On July 17, 2025, the Company entered into the Chicago MLA, as described in Note 15 "Leases" in Item 8 of this Annual Report on Form 10-K, with GLP, that amended the existing ground lease for the property on which the Company plans to develop its Permanent Facility and a development agreement with GLP pursuant to which GLP has committed to advance up to $940 million for the payment of hard costs used to construct the Permanent Facility in exchange for increasing the amount of rent payable to GLP under the Chicago MLA.

The Chicago MLA has an initial term of 15 years and includes four, five-year options to renew and is subject to annual escalation. Annual rent under the Chicago MLA is $20 million, with additional rent equal to 8.5% of the GLP Development Advances that are granted to the Company. The amended and restated ground lease was considered a lease termination in the third quarter due to the Company ceasing to control the use of the land effective upon signing of the Chicago MLA. As a result of the termination, the right of use asset and lease liability were derecognized, and a $0.5 million gain on lease termination was recorded. Effective with the signing of the Development Agreement, the Company reclassified construction in process to Accounts Receivable related to assets for which title has transferred to GLP and the Company expects to receive funding. Additionally, to the extent costs exceed the amount to be reimbursed by GLP, such costs are considered prepaid rent, which will be added to the associated operating lease right of use asset once the lease commences. As of December 31, 2025 (Successor), the construction receivable balance was $63.2 million, classified within Accounts receivable, net, and the prepaid rent balance was $175.8 million, classified within Other assets. The Company incurred a loss on sale of assets to GLP of $8.7 million during the third quarter of 2025 related to construction costs previously capitalized that were determined not to represent prepaid rent. This loss is classified within General and administrative on the Consolidated Statement of Operations. During the fourth quarter of 2025, the Company received reimbursements from GLP totaling $201.6 million.

On February 11, 2026, the Company completed the previously announced sale-leaseback of its Bally's Twin River property to GLP for total consideration of $700 million, with initial annual rent of $56 million. Following the sale-leaseback, Bally's Twin River is leased under the terms of Master Lease No. 2.

The Star Entertainment Group Investment

On April 7, 2025, the Company entered into a Binding Term Sheet with The Star, an ASX-listed company, to invest up to A$300.0 million in a multi-tranche issuance of convertible notes and subordinated debt (the "Investment"). On April 8, 2025, The Star announced a commitment from its largest shareholder, Investment Holdings Pty, to subscribe for A$100.0 million of the Investment, reducing the Company's commitment to A$200.0 million. During the second quarter of 2025 (Successor), the Company funded A$133.3 million, consisting of Tranche 1A convertible notes of A$22.2 million (the "Convertible Notes") and subordinated debt with a principal amount of A$111.1 million (the "Subordinated Notes"). Additionally, on May 23, 2025, the Company and The Star entered into a Subscription Agreement and a Subordination Deed Poll in favor of certain of The Star's senior lenders. During the fourth quarter of 2025 (Successor), the remainder of the Company's A$66.7 million commitment was funded in the form of subordinated debt. Additionally, upon the Company's receipt of regulatory approval of the Investment in the fourth quarter of 2025 (Successor), the Subordinated Notes settled into Convertible Notes on a cashless basis. Subsequently, the Company converted the principal amount of the Convertible Notes into 2.5 billion ordinary shares of The Star at a conversion price of A$0.08 per share, giving the Company a 37.7% equity interest in The Star. As of December 31, 2025 (Successor) the Company accounts for its investment in The Star as an equity method investment under the fair value option of ASC 825, *Financial Instruments*.

Capital Expenditures

Capital expenditures are accounted for as either project, maintenance or capitalized software expenditures. Project capital expenditures are for fixed asset additions that expand an existing facility or create a new facility. Maintenance capital expenditures are expenditures to replace existing fixed assets with a useful life greater than one year that are obsolete, worn out or no longer cost effective to repair, along with spending on other small projects that do not fit into the project category. Capitalized software expenditures relate to the creation, production and preparation of software for use in our online gaming operations.

During the period from February 8, 2025 to December 31, 2025 (Successor) and period from January 1, 2025 to February 7, 2025 (Predecessor), capital expenditures were $346.1 million and $16.4 million, compared to $199.8 million during the year ended December 31, 2024 (Predecessor). In 2025 successor and predecessor reporting periods, we continued our spending on our planned projects and maintenance at our casino properties, the most significant being our future Bally's Chicago permanent facility. Through the Chicago MLA and Queen Master Lease, the Company has received reimbursement for capital expenditures during the period from February 8, 2025 to December 31, 2025 (Successor) of $269.2 million for qualifying capital expenditures related to the Bally's Chicago permanent facility and renovations at Bally's Baton Rouge Casino and Hotel. We expect that capital expenditures, outside of the construction of the Bally's Chicago permanent facility and the development of the New York City casino and Las Vegas project, will be relatively flat in 2026 compared to 2025 as we continue our focus on generating cash flows to invest in long-term growth opportunities for the entire Bally's portfolio.

Bally's Twin River - In connection with our partnership with IGT, we have committed to invest $100 million in Bally's Twin River over the term of our master contract, ending in 2043, with Rhode Island to expand the property and add additional amenities along with other capital improvements. Approximately $40.5 million of the committed investment remains as of December 31, 2025 (Successor).

Bally's Chicago - In connection with the host community agreement with the City of Chicago to develop, Bally's Chicago Operating Company, LLC (the "Developer"), a majority owned subsidiary of the Company, has committed to develop a destination casino resort, to be named Bally's Chicago, in downtown Chicago, Illinois and pay an annual fixed host community impact fees of $4.0 million. The project also provides the Company with the exclusive right to operate a temporary casino, which commenced operations on September 9, 2023 (Predecessor) at the Medinah Temple, for up to three years while the permanent casino resort is constructed. To date, we have spent approximately $481.3 million related to the construction and development of our permanent casino and resort, which is expected to open to the public in 2026. We expect future funding of the permanent casino construction to be financed through the Chicago MLA agreement noted above and the Company's capital resources.

Additionally, in connection with the host community agreement, the Company provided the City of Chicago with a performance guaranty whereby the Company agreed to have and maintain available financial resources in an amount reasonably sufficient to allow the Developer to complete its obligations under the host community agreement. In addition, upon notice from the City of Chicago that the Developer has failed to perform various obligations under the host community agreement, the Company has indemnified the City of Chicago against any and all liability, claim or reasonable and documented expense the City of Chicago may suffer or incur by reason of any nonperformance of any of the Developer's obligations.

In furtherance of these obligations, the host community agreement requires us to spend at least $1.34 billion on the design, construction and outfitting of our temporary casino and our permanent resort and casino. The actual cost of the development may exceed this minimum capital investment requirement. In addition, land acquisition costs and financing costs, among other types of costs, do not count towards satisfying such minimum expenditure.

Bally's New York - In November 2025, we entered into a Conveyance Agreement with the City of New York where the City agreed to (i) dispose of certain parkland property interests to Bally's New York (the "Development Parcel"), (ii) alienate certain parkland in order to grant Bally's New York a non-exclusive easement over such lands for purposes of accessing the Development Parcel and (iii) discontinue certain lands as parkland and alienate and transfer jurisdiction of such lands to the City's Department of Transportation for use as public roadways (the "Ring Road Parcel") to facilitate access to the Development Parcel and so the Development Parcel may be used by the Company for a gaming facility.

The closing of the transactions contemplated by the Conveyance Agreement was contingent upon, among other things, (i) Bally's New York's agreement to make certain capital improvements to Bally's Golf Links with a fair market value of approximately $161 million and (b) to deliver security instruments to the City to secure the performance and completion of such capital improvements, (ii) the Company being awarded a downstate gaming facility license from the New York State Gaming Commission, (iii) payment by Bally's New York to the City's Department of Parks & Recreation of an administrative fee in the amount of $1 million, (iv) Bally's New York's agreement to pay for all costs and expenses for the development and mapping of the Ring Road Parcel and (v) Bally's New York's payment of real property transfer taxes with respect to the transactions contemplated by the Conveyance Agreement.

New York Gaming License Commitments

In December 2025, the Company was awarded one of New York State's three downstate commercial casino licenses for its planned Bally's Bronx project, requiring the Company to pay a $500 million license fee, which was paid in the first quarter of 2026, as well as post a bond or cash deposit equal to 5% of the total project investment. The Company must also implement its community benefit commitments, including periodic public reporting, and engage an independent Compliance Monitoring Team approved by the New York State Gaming Commission to oversee regulatory, anti-money-laundering, and community-benefit compliance. Additionally, in February 2026, the Company paid $115 million of the $125 million in total contingent consideration due to the seller of Bally's Golf Links.

Other Contractual Obligations

Sponsorship Commitments - The Company has entered into several sponsorship agreements with various professional sports leagues and teams, allowing the Company use of official league marks for branding and promotions, among other rights. As of December 31, 2025 (Successor), obligations related to these agreements were $114.9 million, with contracts extending through 2036.

<u>Interactive Technology Partnerships</u> - The Company has certain multi-year agreements with its various market access and content providers, as well as its online sports betting platform partners, that require the Company to pay variable fees based on revenue, with minimum annual guarantees. As of December 31, 2025 (Successor), the cumulative minimum obligation committed in these agreements is approximately $32.1 million, extending through 2029.

Critical Accounting Estimates

The preparation of our consolidated financial statements in accordance with US GAAP requires us to make estimates and apply judgments that affect reported amounts. These estimates and judgments are based on past events and/or expectations of future outcomes. Actual results may differ from our estimates. We discuss our significant accounting policies used in preparing the financial statements in Note 2 of our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K. The following is a summary of our critical accounting estimates and how they are applied in preparation of our consolidated financial statements.

Valuation of Intangible Assets Acquired in Business Combinations

Intangible assets consist primarily of gaming licenses, trade names, developed technology and customer lists which have all been obtained through business combinations.

Gaming licenses obtained through business combinations are generally recorded at their fair values through purchase accounting using the Greenfield Method under the income approach. This method estimates isolated income that is properly attributable to a license based on modeling a hypothetical start-up company going into business without any other assets than the gaming license being valued and building a new casino with similar utility to the existing casino. Using this method, the valuation of the gaming license is dependent upon significant estimates such as projected revenues and cash flows, estimated construction costs, duration of that construction, pre-opening expenses and appropriate discounting. Gaming licenses accounted for as asset acquisitions are valued at cost.

Trade names obtained through business combinations are valued using the relief-from-royalty method under the income approach. This method estimates the cost savings that accrue to the owner of an intangible asset who would otherwise have to pay royalties or license fees on revenues earned through the use of the asset. As such, the value of a trade name acquired through a business combination is dependent upon estimates such as projected revenues, selection of an appropriate hypothetical royalty rate and appropriate discounting. Trade names accounted for as asset acquisitions are valued at cost.

Developed technology is obtained through business combinations and is recorded at fair value through purchase accounting using the Multi-Period Excess Earnings Method under the income approach. The principle behind this method is that the value of an intangible asset is equal to the present value of the incremental after tax cash flows attributable only to the subject intangible asset after deducting Contributory Asset Charges ("CACs"). The principle behind a CAC is that an intangible asset 'rents' or 'leases' from a hypothetical third party all the assets it requires to produce the cash flows resulting from its development, that each project rents only those assets it needs and not the ones that it does not need, and that each project pays the owner of the assets a fair return on the value of the rented assets. Under this method, the valuation of developed technology is dependent on estimates such as projected revenues and cash flows, CAC and appropriate discounting.

Certain trade names are considered to be indefinite lived based on future expectations of continuing to brand our corporate name and certain properties and online operations under the Bally's trade name indefinitely. Intangible assets not subject to amortization are reviewed for impairment annually as of October 1 and between annual test dates whenever events or changes in circumstances may indicate that the carrying amount of the related asset may not be recoverable.

For its finite-lived intangible assets, we establish a useful life upon initial recognition based on the period over which the asset is expected to contribute to the future cash flows of the Company and periodically evaluates the remaining useful lives to determine whether events and circumstances warrant a revision to the remaining amortization period. Finite-lived intangible assets are amortized over their remaining useful lives in a pattern in which the economic benefits of the intangible asset are consumed, which is generally on a straight-line basis.

Valuation and Subsequent Measurement of Goodwill

Assessing goodwill for impairment is a process that involves significant judgment and requires a qualitative and quantitative analysis with many assumptions which fluctuate based on our business. We review goodwill at least annually and between annual test dates if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. We have elected to perform our annual tests for indications of impairment as of the first day of the fourth quarter of each year. The evaluation of goodwill requires the use of estimates about future operating results of each reporting unit and asset to determine the estimated fair value of the reporting unit. The Company must make various assumptions and estimates in performing its impairment testing, including assumptions and estimates about future cash flows. Changes in estimates and assumptions used in estimating future cash flows could produce significantly different results. If our ongoing estimates of future cash flows are not met, we may have to record impairment charges in future periods.

When assessing goodwill for impairment, first, qualitative factors are assessed to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. A qualitative impairment assessment involves analyzing relevant events and circumstances, with greater weight assigned to events and circumstances that most affect the fair value or the carrying amounts of a reporting unit's assets. Items that are generally considered include, but are not limited to, the following: macroeconomic conditions, industry and market conditions and overall financial performance. If the results of the qualitative assessment are not conclusive, a quantitative goodwill test is performed. For the quantitative goodwill impairment test, we estimate the fair value of the reporting unit using both income and market-based approaches. Specifically, the Company applies the discounted cash flow ("DCF") model under the income approach and the guideline public company method under the market approach and weighs the results of the two valuation methodologies based on the facts and circumstances surrounding the reporting unit. For the DCF model, we rely on the present value of expected future cash flows, including terminal value, utilizing a market-based weighted average cost of capital ("WACC") determined separately for the reporting unit as of the valuation date. The determination of fair value under the DCF model involves the use of significant estimates and assumptions, including revenue growth rates driven by future gaming activity, operating margins, capital expenditures, working capital requirements, tax rates, terminal growth rates, and discount rates. For the market approach, we utilize a comparison of the reporting unit to comparable publicly-traded companies and transactions and, based on the observed earnings multiples, ultimately selects multiples to apply to the reporting unit. We then compare the fair value of our reporting units to the carrying amounts. If the carrying amount of the reporting unit exceeds the fair value, an impairment is recorded equal to the amount of the excess (not to exceed the amount of goodwill allocated to the reporting unit).

Assumptions and estimates about future cash flow levels and multiples by individual reporting units are complex and subjective. The Company continuously monitors for events and circumstances that could negatively impact the key assumptions in determining the fair value of its reporting units, including long-term revenue growth projections, profitability, discount rates, external factors, such as industry, market and macro-economic conditions, and internal factors, such as changes in the Company's business strategy, which may re-allocate capital and resources to different or new opportunities but, in turn, may be to the detriment of an individual reporting unit.

The Company completed its annual assessment for goodwill impairment as of October 1, 2025 (Successor), which resulted in impairment charges to goodwill of $72.5 million related to a reporting unit within the Bally's Intralot B2B segment due to declining projected cash flows in the Company's licensing revenues. The fair value was determined through a discounted cash flow approach. The valuation utilized level 3 inputs including projected cash flows, a market-based WACC of 25% and a long term growth rate of 2%. The most sensitive inputs to the estimated fair value of the reporting unit were the discount rate and terminal growth rate. A hypothetical 100 basis point increase in the WACC or a 100 basis point decline in the terminal growth rate would have resulted in incremental impairment charges of $1.5 million and $0.4 million, respectively. Material changes in these estimates could occur and result in additional impairment in future periods.

Subsequent to the annual test, the Company identified a triggering event in affecting its International Interactive reporting unit within its Bally's Intralot B2C segment due to the announced increase of the remote gaming duty tax in the UK from 21% to 40%, effective in April 2026. The Company performed a quantitative impairment test for a reporting unit within its Bally's Intralot B2C segment. The estimated fair value of the reporting unit was determined through a combination of a discounted cash flow model and market-based approach, which utilized inputs including future cash flow projections for the reporting units, terminal growth rates of 3%, and discount rates of 12.0%. Goodwill associated with this reporting unit was $1.5 billion at December 31, 2025 (Successor). The result of this assessment did not result in any impairment as fair value exceeded carrying value by 82%. The most sensitive inputs to the estimated fair value of the reporting unit were the discount rate and terminal growth rate. A hypothetical 100 basis point increase in the WACC or a 100 basis point decline in the terminal growth rate would not have resulted in any impairment charge. Material changes in these estimates could occur and result in additional impairment in future periods.

Income Taxes

We prepare our income tax provision in accordance with Accounting Standards Codification ("ASC") 740, *Income Taxes.* Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the rate change is enacted. A valuation allowance is required when it is "more likely than not" that all or a portion of the deferred tax assets will not be realized. The consolidated financial statements reflect expected future tax consequences of uncertain tax positions presuming the taxing authorities' full knowledge of the position and all relevant facts. We assessed our deferred tax liabilities arising from taxable temporary differences and concluded such liabilities are not a sufficient source of income for the realization of deferred tax assets, including indefinite life taxable temporary differences which offset, subject to limitation, deferred tax assets with unlimited carryovers, such as the Section 163(j) interest limitation. Accordingly, the Company's valuation allowance of $275.1 million reflects increases of $127.9 million and $8.7 million recorded during the period from February 8, 2025 to December 31, 2025 and period from January 1, 2025 to February 7, 2025, respectively. Additionally, the Company's change in valuation allowance compared to the balance at December 31, 2024 (Predecessor), included $36.3 million of purchase price allocation adjustments related to the Intralot Transaction and Merger during the period from February 8, 2025 to December 31, 2025 (Successor).

The allocation of shared costs and intangible assets among our subsidiaries in various US domestic, state and international jurisdictions is an estimate based on the principles of IRC Section 482, 1060 and 338 which is a critical estimate in the computation of US and international tax provisions.

The interpretation of the IRC regulations related to the Tax Cuts and Jobs Acts, as it pertains to Section 163(j), is a critical estimate in the computation of US federal taxes, and conforming states.

Recently Issued Accounting Pronouncements

For a discussion of recently issued financial accounting standards, refer to Note 5 "Recently Issued Accounting Pronouncements," of Part II. Item 8 of this Annual Report on Form 10-K for further detail.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates. We are exposed to changes in interest rates primarily from variable rate long-term debt arrangements and foreign currency risk attributable to our operations outside of the US Inflation generally affects us by increasing our cost of labor. Bally's does not believe that inflation had a material effect on our business, financial condition or results of operations during the period from February 8, 2025 to December 31, 2025 (Successor), the period from January 1, 2025 to February 7, 2025 (Predecessor) or the year ended December 31, 2024 (Predecessor).

Interest Rate Risk

As of December 31, 2025 (Successor), interest on borrowings under our credit facility was subject to fluctuation based on changes in short-term interest rates. On December 31, 2025 (Successor), we had $2.36 billion of variable rate debt outstanding under our Term Loan, Intralot British Term Loan, Intralot Floating Rate Notes and Revolving Credit Facilities and $1.49 billion of unsecured senior notes. Based upon a sensitivity analysis of our debt levels on December 31, 2025 (Successor), a hypothetical increase of 1% in the effective interest rate would cause an increase in interest expense of approximately $23.6 million over the next twelve months while a decrease of 1% in the effective interest rate, not to exceed the interest rate floor, would cause a decrease in interest expense of approximately $23.6 million over the same period.

We evaluate our exposure to market risk by monitoring interest rates in the marketplace and we have utilized derivative financial instruments to help manage this risk. As part of the Company's risk management and hedging program, the Company utilizes interest rate swaps and collars used to hedge and offset, respectively, the variable interest rates on the credit facility as described in Note 11, "Derivative Instruments" to our consolidated financial statements presented in Part II, Item 8 of this Annual Report on Form 10-K.

We have not historically utilized derivative financial instruments for trading purposes. We do not believe that fluctuations in interest rates had a material effect on our business, financial condition or results of operations during the period from February 8, 2025 to December 31, 2025 (Successor), the period from January 1, 2025 to February 7, 2025 (Predecessor) or year ended December 31, 2024 (Predecessor).

Foreign Currency Risk

We are exposed to fluctuations in currency exchange rates as a result of our net investments and operations in countries other than the US. A vast majority of our revenues are from the UK market and are conducted in GBP and are therefore susceptible to any movements in exchange rates between the GBP and USD. Foreign currency transaction losses for the period from February 8, 2025 to December 31, 2025 (Successor) and gains for the period from January 1, 2025 to February 7, 2025 (Predecessor) were $34.8 million and $0.2 million, respectively, compared to foreign currency transaction gains for the year ended December 31, 2024 (Predecessor) of $10.3 million. Movements in currency exchange rates could impact the translation of assets and liabilities of these foreign operations which are translated at the exchange rate in effect on the balance sheet date. We have utilized derivative financial instruments, such as cross currency swaps, as well as economic hedges or forward currency exchange rate contracts, to manage the impact of currency exchange rate fluctuations on earnings and cash flows.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements listed below are filed as part of this Annual Report on Form 10-K.


INDEX TO FINANCIAL STATEMENTS


The accompanying audited consolidated financial statements of Bally's Corporation (and together with its subsidiaries, the "Company" or "Bally's") have been prepared in accordance with the instructions to Form 10-K and Regulation S-X and include all information and footnote disclosures necessary for complete financial statements in conformity with accounting principles generally accepted in the US ("US GAAP"). Financial statement schedules have been omitted because they are not applicable, or the required information is included in the consolidated financial statements or the notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Bally's Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bally's Corporation and subsidiaries (the "Company") as of December 31, 2025 (successor) and 2024 (predecessor), the related consolidated statements of comprehensive loss, stockholders' equity (deficit), and cash flows for the periods from February 8, 2025 to December 31, 2025 (successor), from January 1, 2025 to February 7, 2025 (predecessor), and for the year ended December 31, 2024 (predecessor), and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 (successor) and 2024 (predecessor), and the results of its operations and its cash flows for the periods from February 8, 2025 to December 31, 2025 (successor), from January 1, 2025 to February 7, 2025 (predecessor), and for the year ended December 31, 2024 (predecessor), in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025 (successor), based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 23, 2026, expressed an adverse opinion on the Company's internal control over financial reporting because of a material weakness.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill – International Interactive Reporting Unit – Refer to Notes 2 and 10 to the financial statements

Critical Audit Matter Description

The Company's goodwill is tested annually for impairment, or more frequently if indicators of impairment exist, by comparing the fair value of the respective reporting units to their carrying value. The Company determines the fair value of its reporting units in consideration of the income-based and market-based approaches. The key inputs in determining the fair value of the International Interactive reporting unit include expected cash flows and projected financial results, including forecasted revenues (collectively the "International Interactive forecasts"), the selection of the discount rate, and market multiples. As of December 31, 2025, the value of the International Interactive reporting unit goodwill is $1.5 billion.

The Company's fair value determination of its International Interactive reporting unit required management to make significant estimates and assumptions of International Interactive forecasts, discount rates, and market multiples. Therefore, performing audit procedures to evaluate the reasonableness of these estimates and assumptions involved a high degree of auditor judgment and increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the International Interactive forecasts, discount rates, and market multiples used by management to estimate the fair value of the International Interactive reporting unit included the following, among others:

- We tested the effectiveness of controls over determining the fair value of the Company's International Interactive reporting unit, including controls over the International Interactive forecasts and the selection of discount rates and market multiples.
- We evaluated management's ability to accurately project the International Interactive forecasts by performing a retrospective review of actual results to management's historical forecasts.
- We evaluated the reasonableness of management's projected International Interactive forecasts by:
  - Comparing the International Interactive forecasts to information included in the Company's communications to the Board of Directors, industry reports, and analyst reports for the Company and certain of its peer companies;
  - Comparing the International Interactive forecasts to historical financial results;
  - Evaluating the impact of changes in the regulatory environment on management's forecasts;
  - Conducting inquiries with management; and
  - Evaluating whether the International Interactive forecasts were consistent with evidence obtained in other areas of the audit.
- With the assistance of our fair value specialists, we evaluated the reasonableness of the International Interactive discount rate and market multiples by:
  - Testing the inputs underlying the determination of the discount rate and testing the mathematical accuracy of the calculation;
  - Developing a range of independent estimates and comparing those to the discount rate selected by management;
  - Testing the source information underlying the determination of the market multiples; and
  - Developing a range of independent estimates and comparing those to the market multiples selected by management.

Business Combination – Merger – Refer to Notes 1, 2, and 7 to the financial statements

Critical Audit Matter Description

On February 7, 2025, the Company completed the Merger with SG Parent LLC, ("Parent"), The Queen Casino & Entertainment, Inc., ("Queen"), and as a result of the transactions, at closing, Parent and its affiliates beneficially owned 73.8% of the issued and outstanding Company common stock.

The Merger between the Company and Queen was accounted for as a transaction between entities under common control in accordance with ASC Topic 805, Business Combinations ("ASC 805"), in which the accounting acquirer (Parent and its affiliates) obtained control of the Company. The Company has elected to push down its Parent's basis in its net assets into its financial statements, and as a result, the net assets of the Predecessor were measured and recognized at their fair values as of the acquisition date and were combined with those of Queen at Queen's historical carrying amounts and are presented on a combined basis.

The fair value of the Merger consideration was $955.6 million which was allocated to the assets acquired and liabilities assumed based on their respective fair values, including the fair value of the operating segments and reporting units, gaming licenses, customer relationships, developed technology, trade names and Intellectual property license.

The fair value determination of these intangible assets requires management to make significant estimates and assumptions related to expected cash flows and projected financial results, including forecasted revenues (collectively the "Merger forecasts"), and the selection of the discount rate. Changes to these assumptions could result in a significant impact on the recognition of the acquired gaming licenses, customer relationships, developed technology, trade name and intellectual property license intangible assets, and the determination of goodwill. Therefore, performing audit procedures to evaluate the reasonableness of these assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

Business Combination – Intralot S.A. – Refer to Notes 1 and 7 to the financial statements

Critical Audit Matter Description

On October 8, 2025, Intralot S.A. ("Intralot") completed the acquisition of the Company's issued and outstanding capital stock of Bally's Holdings Limited, ("Bally's International Interactive") and combined it with Intralot's global lottery and gaming operations (the "Intralot Transaction").

The Intralot Transaction consideration comprised of €1.530 billion ($1.8 billion) cash paid by Intralot, and 873.7 million newly issued Intralot shares to the Company. Following the Intralot Transaction, the Company became the majority shareholder of Intralot with an aggregate 57.9% interest. As the Company obtained a controlling financial interest in Intralot as a result of the Intralot Transaction, the Company is deemed the accounting acquirer of Intralot for purposes of financial reporting. Accordingly, the Intralot Transaction will be accounted for as a business combination under ASC 805.

The consideration for the purchase accounting is approximately $1.60 billion, consisting of (i) the fair value of the Intralot shares issued to the Company on the closing date, and (ii) the fair value of Bally's previously held equity interest in Intralot. The remaining 42.1% of Intralot's equity interests held by third parties will be reflected as a noncontrolling interest of the Company in the equity section of its consolidated balance sheet in accordance with ASC 805. The preliminary fair value of the noncontrolling interest on the closing date was $1.1 billion, based on Intralot's share price on the closing date and the control premium.

The fair value of consideration was allocated to the assets acquired and liabilities assumed based on their respective fair values, including the fair value of the synergies, developed technology, trade names, backlog, and customer relationship.

The fair value determination of these intangible assets requires management to make significant estimates and assumptions related to expected cash flows and projected financial results, including forecasted revenues (collectively the "Intralot forecasts"), and the selection of the discount rate. Changes to these assumptions could result in a significant impact on the recognition of the acquired developed technology, trade names, backlog and customer relationship intangible assets and the determination of goodwill. Therefore, performing audit procedures to evaluate the reasonableness of these assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matters Were Addressed in the Audit

Our audit procedures related to the Merger forecasts and Intralot forecasts (collectively forecasts") and the selection of the discount rates used by management to determine the fair value of the acquired intangible assets and the assigned goodwill included the following, among others:

- We tested the effectiveness of controls over the valuation of the operating segments, reporting units, and intangible assets, including management's controls over the forecasts and the selection of the discount rate used.
- We evaluated the assumptions and estimates included in the forecasts by:
  - Comparing the forecasts to information included in the Company's communications to the Board of Directors, industry reports, and analyst reports for the Company and certain of its peer companies;
  - Comparing the forecasts to historical financial results;
  - Conducting inquiries with management; and
  - Evaluating whether the forecasts were consistent with evidence obtained in other areas of the audit.
- With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rate by:
  - Testing the inputs underlying the determination of the discount rate and testing the mathematical accuracy of the calculation.
  - Developing a range of independent estimates and comparing those to the discount rate selected by management.

/s/ Deloitte & Touche LLP

New York, New York
March 23, 2026

We have served as the Company's auditor since 2015.

BALLY'S CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	Successor	Predecessor
	December 31, 2025	December 31, 2024
Assets		
Cash and cash equivalents	$ 798,423	$ 171,233
Restricted cash	108,263	60,021
Accounts receivable, net	193,951	55,486
Inventory	55,842	19,317
Tax receivable	30,706	26,345
Prepaid expenses and other current assets	159,609	115,471
Total current assets	1,346,794	447,873
Property and equipment, net	1,063,739	630,702
Right of use assets, net	1,767,792	1,544,936
Goodwill	3,432,893	1,799,944
Intangible assets, net	3,000,983	1,307,343
Deferred tax asset	12,482	2,309
Other assets	605,693	127,030
Total assets	$ 11,230,376	$ 5,860,137
Liabilities and Stockholders' Equity		
Current portion of long-term debt	$ 37,344	$ 19,450
Current portion of lease liabilities	104,647	65,827
Accounts payable	196,890	85,771
Accrued income taxes	20,374	25,468
Accrued and other current liabilities	1,327,799	481,292
Total current liabilities	1,687,054	677,808
Long-term debt, net	4,463,313	3,299,323
Long-term portion of lease liabilities	1,829,190	1,554,479
Deferred tax liability	553,513	118,214
Other long-term liabilities	152,476	179,411
Total liabilities	8,685,546	5,829,235
Commitments and contingencies (Note 19)		
Stockholders' equity:		
Common stock ($0.01 par value; 200,000,000 shares authorized; 48,524,809 (Successor) and 40,787,007 (Predecessor) shares issued; 48,524,809 (Successor) and 40,787,007 (Predecessor) shares outstanding)	484	408
Preferred stock ($0.01 par value; 10,000,000 shares authorized; no shares outstanding)	—	—
Additional paid-in-capital	1,574,827	1,414,410
Accumulated deficit	(650,074)	(1,123,649)
Accumulated other comprehensive income (loss)	69,421	(260,267)
Total Bally's Corporation stockholders' equity	994,658	30,902
Non-controlling interest	1,550,172	—
Total stockholders' equity	2,544,830	30,902
Total liabilities and stockholders' equity	$ 11,230,376	$ 5,860,137

The accompanying notes are an integral part of these consolidated financial statements.

BALLY'S CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Successor	Predecessor	
	Period from February 8, 2025 to December 31, 2025	**Period from January 1, 2025 to February 7, 2025**	**Year Ended December 31, 2024**
Revenue:			
Gaming	$ 1,989,454	$ 185,767	$ 2,051,668
Non-gaming	446,735	34,731	398,810
Total revenue	2,436,189	220,498	2,450,478
Operating (income) costs and expenses:			
Gaming	884,631	87,994	934,063
Non-gaming	210,705	16,526	189,088
General and administrative	1,143,817	114,401	1,043,486
Impairment charges	181,620	—	248,879
Gain on sale-leaseback, net	—	—	(86,254)
Depreciation and amortization	293,118	22,343	379,544
Total operating costs and expenses	2,713,891	241,264	2,708,806
Loss from operations	(277,702)	(20,766)	(258,328)
Other (expense) income:			
Interest expense, net	(365,233)	(27,229)	(289,629)
Other non-operating income (expense), net	24,960	(2,365)	(4,545)
Total other expense, net	(340,273)	(29,594)	(294,174)
Loss before income taxes	(617,975)	(50,360)	(552,502)
Provision for income taxes	47,564	664	15,252
Net loss	(665,539)	(51,024)	(567,754)
Less: Net loss attributable to non-controlling interests	(15,465)	—	—
Net loss attributable to Bally's Corporation	$ (650,074)	$ (51,024)	$ (567,754)
Basic and diluted loss per share	$ (10.73)	$ (1.05)	$ (11.71)
Weighted average common shares outstanding, basic and diluted	60,556,906	48,742,859	48,468,887

The accompanying notes are an integral part of these consolidated financial statements.

BALLY'S CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Successor	Predecessor	
	Period from February 8, 2025 to December 31, 2025	**Period from January 1, 2025 to February 7, 2025**	**Year Ended December 31, 2024**
Net loss	$ (665,539)	$ (51,024)	$ (567,754)
Other comprehensive income (loss):			
Foreign currency translation adjustments, net of tax	127,835	(13,097)	(84,542)
Defined benefit pension plan adjustments, net of tax	18	—	860
Net unrealized derivative gain (loss) on cash flow hedges, net of tax	(16,729)	968	3,057
Net unrealized derivative gain (loss) on net investment hedges, net of tax	(40,435)	2,686	29,916
Other comprehensive income (loss)	70,689	(9,443)	(50,709)
Total comprehensive loss	(594,850)	(60,467)	(618,463)
Comprehensive loss attributable to non-controlling interest	(1,268)	—	—
Comprehensive loss attributable to Bally's Corporation	$ (593,582)	$ (60,467)	$ (618,463)

The accompanying notes are an integral part of these consolidated financial statements.

BALLY'S CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands, except shares)

Predecessor

	Common Stock		Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Loss	Non-controlling Interest	Total Stockholders' Equity (Deficit)
	Shares Outstanding	Amount						
Balance as of December 31, 2023 (Predecessor)	39,973,202	$ 400	$1,400,479	$ —	$ (555,895)	$ (209,558)	$ 428	$ 635,854
Issuance of restricted stock and other stock awards	723,990	7	(2,821)	—	—	—	—	(2,814)
Share-based compensation	—	—	14,752	—	—	—	—	14,752
Settlement of consideration	81,190	1	(178)	—	—	—	—	(177)
Acquired non-controlling interest	8,625	—	428	—	—	—	(428)	—
Other	—	—	1,750	—	—	—	—	1,750
Other comprehensive loss	—	—	—	—	—	(50,709)	—	(50,709)
Net loss	—	—	—	—	(567,754)	—	—	(567,754)
Balance as of December 31, 2024 (Predecessor)	40,787,007	408	1,414,410	—	(1,123,649)	(260,267)	—	30,902
Issuance of restricted stock and other stock awards	19,660	—	(76)	—	—	—	—	(76)
Share-based compensation	—	—	1,954	—	—	—	—	1,954
Other comprehensive loss	—	—	—	—	—	(9,443)	—	(9,443)
Net loss	—	—	—	—	(51,024)	—	—	(51,024)
Balance as of February 7, 2025 (Predecessor)	40,806,667	$ 408	$1,416,288	$ —	$ (1,174,673)	$ (269,710)	$ —	$ (27,687)

Successor

	Common Stock		Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Income	Non-controlling Interest	Total Stockholders' Equity (Deficit)
	Shares Outstanding	Amount						
Balance as of February 8, 2025 (Successor)	71,258,763	$ 712	$1,171,824	$ —	$ —	$ —	$ —	$ 1,172,536
Issuance of restricted stock and other stock awards	70,430	—	(11,887)	—	—	—	—	(11,887)
Share-based compensation - equity awards	—	—	31,111	—	—	—	—	31,111
Bally's Chicago Issuance	—	—	—	—	—	—	3,639	3,639
Share repurchases	(22,804,384)	(228)	(420,114)	—	—	—	—	(420,342)
Purchase of Bally's Intralot	—	—	1,324,107	—	—	—	1,063,663	2,387,770
Recognition of non-controlling interest in Bally's International Interactive	—	—	(534,324)	—	—	—	534,324	—
Purchase of incremental Intralot shares	—	—	15,424	—	—	—	(37,257)	(21,833)
Other	—	—	(1,314)	—	—	—	—	(1,314)
Other comprehensive income	—	—	—	—	—	69,421	1,268	70,689
Net loss	—	—	—	—	(650,074)	—	(15,465)	(665,539)
Balance as of December 31, 2025 (Successor	48,524,809	$ 484	$1,574,827	$ —	$ (650,074)	$ 69,421	$1,550,172	$ 2,544,830

The accompanying notes are an integral part of these consolidated financial statements.

BALLY'S CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Successor Period from February 8, 2025 to December 31, 2025	Predecessor Period from January 1, 2025 to February 7, 2025	Year Ended December 31, 2024
Cash flows from operating activities:			
Net loss	$ (665,539)	$ (51,024)	$ (567,754)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	293,118	22,343	379,544
Non-cash amortization of right of use assets	82,015	7,228	58,727
Share-based compensation	31,111	1,954	14,752
Impairment charges	181,620	—	248,879
Non-cash amortization of debt discounts, debt issuance costs and fair value adjustments	77,282	1,004	11,707
Loss on extinguishment of debt	93,120	—	—
Gain on sale-leaseback, net	—	—	(86,254)
Loss on disposal of business	—	—	27,796
Deferred income taxes	4,665	(3,010)	23,947
Change in fair value of fair value option assets	(218,950)	—	—
Loss from equity method investments	3,264	594	1,850
Change in value of performance warrants	—	1,180	13,965
Change in contingent consideration payable	63,176	786	1,343
Foreign exchange loss (gain)	34,768	(194)	(10,271)
Other operating activities	35,436	1,545	15,371
Changes in current operating assets and liabilities	(26,100)	(62,592)	(19,603)
Net cash used in (provided by) operating activities	(11,014)	(80,186)	113,999
Cash flows from investing activities:			
Cash paid for acquisitions, net of cash acquired	2,117,529	—	(788)
Proceeds from sale-leaseback transactions	—	—	388,000
Cash paid for shares in Intralot	(13,799)	—	—
Cash paid for The Star Investment	(127,629)	—	—
Capital expenditures	(167,869)	(16,424)	(199,827)
Proceeds from sale of property and equipment to GLPI	68,816	—	—
Cash paid for capitalized software	(35,468)	(2,315)	(44,864)
Cash and cash equivalents transferred in sale of business	—	—	(4,178)
Restricted cash transferred in sale of business	—	—	(37,541)
Acquisition of gaming licenses	(3,002)	—	(2,508)
Other investing activities	3,711	1,042	(459)
Net cash provided by (used in) investing activities	1,842,289	(17,697)	97,835
Cash flows from financing activities:			
Issuance of long-term debt	1,330,000	97,000	440,000
Repayments of long-term debt	(1,938,818)	(10,000)	(794,450)
Debt prepayment premium	(37,842)	—	—
Deferred payables, net	(41,437)	11,064	73,709
Payment of financing fees	(21,326)	—	—
Share repurchases	(416,180)	—	—
Purchase of incremental Intralot shares	(21,833)	—	—
Bally's Chicago Inc. share issuance	18,132	—	—
Other financing activities	(11,887)	(76)	(7,099)
Net cash (used in) provided by financing activities	(1,141,191)	97,988	(287,840)
Effect of foreign currency on cash and cash equivalents	(14,300)	(457)	(8,002)
Net change in cash and cash equivalents and restricted cash	675,784	(352)	(84,008)
Cash and cash equivalents and restricted cash, beginning of period	230,902	231,254	315,262
Cash and cash equivalents and restricted cash, end of period	$ 906,686	$ 230,902	$ 231,254

(in thousands)	Successor Period from February 8, 2025 to December 31, 2025	Predecessor Period from January 1, 2025 to February 7, 2025	Year Ended December 31, 2024
Supplemental disclosure of cash flow information:			
Cash paid for interest, net of amounts capitalized	$ 340,739	$ 39,069	$ 314,245
Non-cash investing and financing activities:			
Unpaid property and equipment	$ 23,963	$ 15,772	$ 20,256
Unpaid capitalized software	1,904	6,158	5,419
Consideration for purchase of Intralot	1,604,756	—	—
Non-controlling interest acquired	1,063,663	—	(428)
Consideration issued for the Company Merger	955,647	—	—
Consideration issued for the Queen Merger	555,751	—	—
Initial recognition of Bally's International Interactive non-controlling interest	(534,324)	—	—
Unpaid New York gaming license fee	500,000	—	—
Intralot shares received as settlement of loan receivable	46,905	—	—
Consideration receivable from sale of assets	3,474	—	—
Sale of business in exchange for note receivable	—	—	32,868
Investment in GLP Capital, L.P.	—	—	6,837

(in thousands)	Successor Period from February 8, 2025 to December 31, 2025	Predecessor Period from January 1, 2025 to February 7, 2025	Year Ended December 31, 2024
Reconciliation of cash and cash equivalents and restricted cash:			
Cash and cash equivalents	$ 798,423	$ 173,549	$ 171,233
Restricted cash	108,263	57,353	60,021
Total cash and cash equivalents and restricted cash	$ 906,686	$ 230,902	$ 231,254

The accompanying notes are an integral part of these consolidated financial statements.

1.   GENERAL INFORMATION

Bally's Corporation (the "Company," or "Bally's") is a global gaming, hospitality and entertainment company with casinos and resorts and online gaming ("iGaming") businesses. As of December 31, 2025 (Successor), the Company owns and manages the following properties within its Casinos & Resorts reportable segment:

Casinos and Resorts	Location	Type	Built/ Acquired
Bally's Twin River Lincoln Casino Resort ("Bally's Twin River")	Lincoln, Rhode Island	Casino and Resort	2004
Bally's Arapahoe Park	Aurora, Colorado	Racetrack/OTB Site	2004
Hard Rock Hotel & Casino Biloxi ("Hard Rock Biloxi")[2]	Biloxi, Mississippi	Casino and Resort	2014
Bally's Tiverton Casino & Hotel ("Bally's Tiverton")[2]	Tiverton, Rhode Island	Casino and Hotel	2018
Bally's Dover Casino Resort ("Bally's Dover")[2]	Dover, Delaware	Casino, Resort and Raceway	2019
Bally's Black Hawk[1][2]	Black Hawk, Colorado	Three Casinos	2020
Bally's Kansas City Casino ("Bally's Kansas City")[2]	Kansas City, Missouri	Casino	2020
Bally's Vicksburg Casino ("Bally's Vicksburg")	Vicksburg, Mississippi	Casino and Hotel	2020
Bally's Atlantic City Casino Resort ("Bally's Atlantic City")	Atlantic City, New Jersey	Casino and Resort	2020
Bally's Shreveport Casino & Hotel ("Bally's Shreveport")[2]	Shreveport, Louisiana	Casino and Hotel	2020
Bally's Lake Tahoe Casino Resort ("Bally's Lake Tahoe")	Lake Tahoe, Nevada	Casino and Resort	2021
Bally's Evansville Casino & Hotel ("Bally's Evansville")[2]	Evansville, Indiana	Casino and Hotel	2021
Bally's Quad Cities Casino & Hotel ("Bally's Quad Cities")[2]	Rock Island, Illinois	Casino and Hotel	2021
Bally's Chicago Casino ("Bally's Chicago")[3]	Chicago, Illinois	Casino	2023
Bally's Golf Links at Ferry Point ("Bally's Golf Links")	Bronx, New York	Golf Course	2023
The Queen Baton Rouge[2]	Baton Rouge, Louisiana	Casino	2025
Bally's Baton Rouge Casino and Hotel ("Bally's Baton Rouge")[2]	Baton Rouge, Louisiana	Casino and Hotel	2025
Casino Queen Marquette[2]	Marquette, Iowa	Casino	2025
DraftKings at Casino Queen[2]	East St. Louis, Illinois	Casino and Hotel	2025

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(1) Includes Bally's Black Hawk North Casino, Bally's Black Hawk West Casino and Bally's Black Hawk East Casino.
(2) Properties leased from Gaming and Leisure Properties, Inc. ("GLPI"). Refer to Note 15 "Leases" for further information.
(3) Temporary casino facility as permanent casino resort is constructed. Site of future permanent casino resort is leased from GLPI.

The Company's Bally's Intralot B2B reportable segment includes Intralot's global business-to-business ("B2B") operations and licensing revenue generating operations. Intralot was acquired by the Company in the fourth quarter of 2025. Refer to "Acquisition of Intralot" subsection below for further information.

The Company's Bally's Intralot B2C reportable segment includes the Company's business-to-consumer ("B2C") gaming operations in international jurisdictions and one casino property, Bally's Newcastle, in the UK.

The North America Interactive reportable segment includes a portfolio of sports betting and iGaming offerings in the United States and Canada.

Agreement and Plan of Merger

On February 7, 2025, the Company completed the previously announced transactions under the Agreement and Plan of Merger (as amended, the "Merger Agreement") with SG Parent LLC, a Delaware limited liability company ("Parent"), The Queen Casino & Entertainment, Inc., a Delaware corporation and affiliate of Parent ("Queen"), Epsilon Sub I, Inc., a Delaware corporation and wholly owned subsidiary of the Company ("Merger Sub I"), Epsilon Sub II, Inc., a Delaware corporation and wholly owned subsidiary of the Company ("Merger Sub II", and together with the Company and Merger Sub I, the "Company Parties"), and, solely for purposes of specified provisions thereof, SG CQ Gaming LLC, a Delaware limited liability company ("SG Gaming" and together with Parent and Queen, the "Buyer Parties"). On February 7, 2025, as a result of the transactions, Parent and its affiliates beneficially owned 73.8% of the issued and outstanding Company common stock.

Pursuant to the Merger Agreement, (i) SG Gaming contributed to the Company all shares of common stock of Queen that it owned (the "Queen Share Contribution") in exchange for 26,909,895 shares of common stock of the Company ("Company Common Stock") based on a 2.4536890595 share exchange ratio, (ii) the Company issued approximately 3,542,201 shares of Company Common Stock to the other stockholders of Queen, (iii) immediately thereafter, Merger Sub I merged into the Company (the "Company Merger"), with the Company surviving the Company Merger and (iv) immediately thereafter, Merger Sub II merged into Queen (the "Queen Merger," and together with the Company Merger, the "Merger"), with Queen surviving the Queen Merger as a direct, wholly owned subsidiary of the Company.

At the effective time of the Merger, each share of the Company's Common Stock issued and outstanding (other than shares of common stock owned by (i) the Company or any of its wholly owned subsidiaries, (ii) Parent or any of Parent's affiliates, (iii) by holders exercising statutory appraisal rights; (iv) by SG Gaming following the Queen Share Contribution; or (v) by holders who have elected to have such shares remain issued and outstanding following the Company Merger (a "Rolling Share Election")) were converted into the right to receive cash consideration equal to $18.25 per share of common stock (the "Per Share Price"). Each holder of shares of Company Common Stock (other than the Company or its subsidiaries) had the option to make a Rolling Share Election.

Concurrently with the Merger Agreement, the Company and Parent entered into support agreements with Standard RI Ltd. ("SRL") (the "SG Support Agreement"), SBG Gaming, LLC, a designated subsidiary of Sinclair ("SBG") (the "SBG Support Agreement"), and Noel Hayden (the "Hayden Support Agreement"), collectively known as the "Support Agreements". The Support Agreements obligated the parties to vote their respective shares in favor of the Merger Agreement and related transactions, and to make a Rolling Share Election for their shares, including those acquired through options or warrants. Additionally, under the SBG Support Agreement, SBG agreed to waive its right to the options it previously acquired under a Framework Agreement originally entered into in 2020 (the "Framework Agreement"), upon completion of the Merger, and in exchange, the Company issued SBG warrants to purchase 384,536 shares of the Company's common stock under substantially similar terms to the Penny Warrants issued to SBG under the Framework Agreement. In connection with the Merger, as of February 7, 2025, all outstanding Performance Warrants became immediately exercisable at a price of $0.01 per share.

Acquisition of Intralot

In 2025, following the Queen Merger, the Company held an investment in Bally's Intralot S.A. ("Intralot"), which was accounted for as an equity method investment under the fair value option. The total initial investment represented approximately 26.86% of Intralot's outstanding shares. As part of this investment structure, the Company held a €25.0 million delayed draw term loan receivable from a third-party investment holding company, the repayment of which was contractually tied to the delivery of Intralot shares. During the three months ended June 30, 2025 (Successor), the Company settled this outstanding delayed draw term loan by receiving 34.3 million shares of Intralot in full satisfaction of the loan, consistent with the fair value model that estimated repayment based on the value of Intralot shares. In addition, on June 30, 2025, the Company purchased 4.8 million additional Intralot shares for €1.06 per share. These transactions collectively triggered a mandatory tender offer for the remaining outstanding shares of Intralot. During the three months ended September 30, 2025 (Successor), the mandatory tender offer was completed, and the Company's acquired an additional 6.1 million shares of Intralot, increasing its ownership to 34.35% of Intralot's outstanding shares prior to the transaction described below.

On October 8, 2025 (the "Intralot Closing Date"), the Company completed the previously announced acquisition under the transaction agreement (the "Transaction Agreement") of Intralot, pursuant to which Intralot agreed to acquire Bally's International Interactive through a combined cash-and-equity transaction. Pursuant to the Transaction Agreement, (i) Intralot paid the Company $1.8 billion in cash and issued approximately 873.7 million new shares in exchange for all of the issued and outstanding capital stock of Bally's Holdings Limited which held Bally's International Interactive, (ii) the Company's ownership of Intralot increased to a controlling 57.9% interest through the issuance of equity to the Company's consolidated subsidiary Premier Entertainment Sub, LLC via PE Sub Holdings LLC, an indirect wholly owned subsidiary of the Company, making the Company the majority shareholder of Intralot (the "Intralot Transaction").

As a result of obtaining a controlling financial interest in Intralot, the Company retained control of Bally's International Interactive, via Bally's Holdings Limited, throughout the transaction. On the Intralot Closing Date, legal ownership of Bally's Holdings Limited transferred from Premier Entertainment Sub to Intralot; however, Bally's Corporation simultaneously obtained control of Intralot. Accordingly, Bally's maintained control of Bally's International Interactive, and as a result, the transfer of Bally's International Interactive was accounted for as an equity transaction with the initial recognition of a 42.1% non-controlling interest, and no gain or loss was recognized in earnings.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and include the accounts of the Company, its majority-owned subsidiaries and entities the Company identifies as variable interest entities ("VIEs"), of which the Company is determined to be the primary beneficiary. All intercompany balances and transactions have been eliminated in consolidation. Any prior year amounts have been reclassified to conform to the current year's presentation. The financial statements of our foreign subsidiaries are translated into US Dollars ("USD") using exchange rates in effect at period-end for assets and liabilities and average exchange rates during each reporting period for results of operations. Adjustments resulting from financial statement translations are reflected as a separate component of accumulated other comprehensive income (loss). Foreign currency transaction gains and losses are included in net income (loss).

As described in Note 1, "General Information", the Company completed the Merger with Queen on February 7, 2025 (the "Closing"), with Queen surviving the Merger as a wholly-owned subsidiary of the Company. The Parent and its affiliates maintained a controlling financial interest, as defined by ASC 810, *Consolidation*, in Queen before and after the Merger, and in the Company upon consummation of the Merger. The Merger with Queen was accounted for as a transaction between entities under common control because the Parent and its affiliates contributed a wholly owned subsidiary into the Company, which became a controlled subsidiary of the Parent and its affiliates upon consummation of the merger. The Company has elected to push down its Parent's basis in its net assets into its consolidated financial statements, and as a result, unless the context otherwise requires, the "Company," for periods prior to the Closing refers to Bally's ("Predecessor"), and for the periods after the Closing refers to the combined Company of Bally's and Queen ("Successor" or the "Company"). As a result of the Merger, the results of operations, financial position and cash flows of the Predecessor and the Successor are not directly comparable. As Bally's was deemed to be the predecessor entity, the historical financial statements of Bally's became the historical financial statements of the combined Company, upon the consummation of the Merger. As a result, the financial statements included in this report reflect (i) the historical operating results of Bally's prior to the Merger and (ii) the combined results of the Company following the Closing. The accompanying consolidated financial statements include a Predecessor period, which includes the period through February 7, 2025 concurrent with the Merger, and a Successor period from February 8, 2025 through December 31, 2025. A black line between the Successor and Predecessor periods has been placed in the consolidated financial statements and in the tables to the notes to the consolidated financial statements to highlight the lack of comparability between these two periods.

Certain adjustments have been made to Queen's historical carrying values to conform accounting policies with the Company, with any such adjustments being recorded to equity. The preliminary purchase price of Queen is estimated based on the fair value of all existing and outstanding shares of Queen that were exchanged for shares of Company common stock, with the net effect of the transaction being charged to equity.

The preliminary purchase price of Queen and adjustment to equity resulting from the merger consists of the following:

(in thousands, except share and per share data)	**Amount**
Queen common stock outstanding on February 7, 2025	10,967,117
Per share ratio	2.45
Equivalent Bally's common stock to be issued	26,909,895
Bally's common stock issued to settle Queen's outstanding warrant and restricted stock awards	3,542,201
Total Bally's shares issued for Queen shares outstanding	30,452,096
Share price per Merger Agreement	$ 18.25
Total purchase price	$ 555,751
Less: Queen net assets assumed	217,027
Equity adjustment associated with the Queen merger	$ 338,724

For the period from February 8, 2025 to December 31, 2025 (Successor), revenue and net income from Queen was $216.0 million and $30.8 million, respectively.

The Star Entertainment Group Investment

On April 7, 2025 (Successor), the Company entered into a Binding Term Sheet with The Star Entertainment Group Limited ("The Star"), an ASX-listed company, to invest up to A$300.0 million in a multi-tranche issuance of convertible notes and subordinated debt (the "Investment"). On April 8, 2025 (Successor), The Star announced a commitment from its largest shareholder, Investment Holdings Pty, to subscribe for A$100.0 million of the Investment, reducing the Company's commitment to A$200.0 million. On April 9, 2025 (Successor), the Company funded A$66.7 million, consisting of Tranche 1A convertible notes of A$22.2 million ("the Convertible Notes") and subordinated debt with a principal amount of A$44.4 million. Additionally, on May 23, 2025 (Successor), the Company and The Star entered into a Subscription Agreement and a Subordination Deed Poll in favor of certain The Star's senior lenders.

Following shareholder approval, the Company funded an additional principal amount of A$66.7 million in subordinated debt on June 27, 2025 (Successor) and the remainder of the Company's A$66.7 million commitment (the "Forward Obligation") in subordinated debt (together with the A$44.4 million and A$66.7 million, the "Subordinated Notes") on October 9, 2025 (Successor). Both the Convertible Notes and Subordinated Notes matured on July 2, 2029, and bore interest at an annual rate of 9%, paid in-kind and compounded quarterly.

These investments were accounted for as debt securities under ASC 320, *Investments - Debt Securities*, for which the Company had elected the fair value option allowed by ASC 825, *Financial Instruments*. Under the fair value option, the investment is remeasured at fair value at each reporting period, with changes in fair value included within Other non-operating income (expense), net. During the period from February 8, 2025 to December 31, 2025 (Successor), the Company recognized $3.9 million of interest income from the Star Investment, which it has elected to present as part of the total change in fair value. The Company measures fair value using a binomial lattice model as well as a discounted cash flow model, classified within Level 3 of the hierarchy. Inputs to the valuation approach include the stock price and credit rating of The Star, volatility of 45%, recovery rate of 10%, risk free rate of 3.6%, and the Company's estimate of the probability of default.

During the fourth quarter of 2025, following all required regulatory approvals and pursuant to the terms of the Subscription Agreement, The Star issued Tranche 2 convertible notes. Using the principal value of the Subordinated Notes as payment, the Company effectively swapped the Subordinated Notes for Tranche 2 convertible notes. On November 28, 2025 (Successor), the Company converted the principal amount of the outstanding convertible notes into 2.5 billion ordinary shares of The Star at a conversion price of A$0.08 per share, giving the Company a 37.7% equity interest in The Star. The Company accounts for its equity interest in The Star as an equity method investment under the fair value option.

Equity Method Investments

In 2025, following the Queen Merger, the Company had an investment in Intralot. The total initial investment represented approximately 26.86% of the outstanding shares of Intralot. During the fourth quarter of 2025, the Company acquired a controlling financial interest in Intralot as described in Note 1, "General Information" and will account for the Intralot Transaction as a business combination (refer to Note 7 "Business Combinations" for further information). Prior to the Intralot Transaction, the Company accounted for its shares as an equity method investment under the fair value option.

The Company also has other investments in unconsolidated subsidiaries, which are accounted for using equity method accounting. The Company records its share of net income or loss and changes in fair value for equity method investments accounted for under the fair value option within "Other non-operating income (expense), net" in the consolidated statements of operations. Refer to Note 4 "Consolidated Financial Information" for further information.

Variable Interest Entities

The Company evaluates entities for which control is achieved through means other than voting rights to determine if it is the primary beneficiary of a VIE. An entity is a VIE if it has any of the following characteristics (i) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support (ii) equity holders, as a group, lack the characteristics of a controlling financial interest or (iii) the entity is structured with non-substantive voting rights. The primary beneficiary of the VIE is generally the entity that has (a) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (b) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The Company consolidates its investment in a VIE when it determines that it is its primary beneficiary.

In determining whether it is the primary beneficiary of the VIE, the Company considers qualitative and quantitative factors, including, but not limited to which activities most significantly impact the VIE's economic performance and which party controls such activities and significance of the Company's investment and other means of participation in the VIE's expected profits/losses. Significant judgments related to these determinations include estimates about the current and future fair values and performance of assets held by these VIEs and general market conditions.

The Company may change its original assessment of a VIE upon subsequent events such as the modification of contractual arrangements that affect the characteristics or adequacy of the entity's equity investments at risk and the disposition of all or a portion of an interest held by the primary beneficiary. The Company performs this analysis on an ongoing basis.

Related Parties

The Company evaluates related parties pursuant to ASC 850, *Related Party Disclosures* ("ASC 850"). Related parties include VIE entities, shareholders of significant subsidiaries, key management personnel of the Company, and equity method investments held by the Company. Refer to Note 3 "Related Party Transactions" for further information.

Non-controlling interest

As described in Note 1, "General Information," on October 8, 2025 the Company acquired a controlling financial interest in Intralot. In connection with the transaction, Bally's International Interactive, a wholly owned subsidiary, was contributed to Intralot. As a result, the Company consolidates Intralot and its subsidiaries, including Bally's International Interactive, and the equity interests in Intralot held by third parties are reflected as a noncontrolling interest in the Company's Consolidated Statements of Stockholders' Equity. The non-controlling interest recognized at the Intralot Closing Date represents (i) the fair value of the equity interests in Intralot held by third parties, which is based on Intralot's closing share price as of that date and (ii) the carrying value of the noncontrolling interests attributable to Bally's International Interactive. As of December 31, 2025 (Successor), third parties held approximately 41.2% of the outstanding equity interests in Intralot. Net loss attributable to non-controlling interest was $9.2 million for the period from February 8, 2025 to December 31, 2025 (Successor).

During the first quarter of 2025, Bally's Chicago, Inc., a consolidated subsidiary of the Company, successfully completed a private placement, whereby shares of Class A-1, A-2, A-3 and A-4 were issued to third parties for total consideration of $12.4 million, net of $0.8 million of issuance costs. Additionally, on August 14, 2025 (Successor), Bally's Chicago, Inc. completed its public offering and concurrent private placement, whereby additional shares of Class A-1, A-2, A-3 and A-4 were issued for total consideration of $5.8 million, net of $0.3 million of issuance costs. As of December 31, 2025 (Successor), the Company's non-controlling interest in Bally's Chicago, Inc. is 10.5%. Net loss attributable to non-controlling interest was $6.3 million for the period from February 8, 2025 to December 31, 2025 period from February 8, 2025 to December 31, 2025 (Successor).

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with US GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates and judgments including those related to contingent value rights, the allowance for credit losses, valuation of goodwill and intangible assets, recoverability and useful lives of tangible and intangible long-lived assets, accruals for potential liabilities related to any lawsuits or claims brought against the Company, fair value of financial instruments, capitalized software development costs, stock compensation and valuation allowances for deferred tax assets. The Company bases its estimates and judgments on historical experience and other relevant factors impacting the carrying value of assets and liabilities. Actual results may differ from these estimates.

Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents includes cash balances and highly liquid investments with an original maturity of three months or less. Restricted cash includes player deposits, payment service provider deposits, cash collateral in connection with amounts previously due to the Chicago Tribune, and VLT and table games related cash payable to certain states where we operate, which are unavailable for the Company's use.

Concentrations of Credit Risk

The Company's financial instruments which potentially expose the Company to concentrations of credit risk consisted of cash and cash equivalents and trade receivables. The Company maintains cash with financial institutions in excess of federally insured limits, however, management believes the credit risk is mitigated by the quality of the institutions holding such deposits.

Accounts Receivable, Net

Accounts receivable, net consists of the following:

(in thousands)	Successor December 31, 2025		Predecessor December 31, 2024
Amounts due from GLPI[1]	$	63,172	$ —
Non-gaming receivables		93,698	27,803
Gaming receivables		24,392	20,700
Accounts due from Rhode Island and Delaware[2]		14,101	14,135
Accounts receivable		195,363	62,638
Less: Allowance for credit losses		(1,412)	(7,152)
Accounts receivable, net	$	193,951	$ 55,486

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(1) Represents amounts due from GLPI related to the development of the Company's future permanent casino resort in Chicago. Refer to Note 15 "Leases" for further information.

(2) Represents the Company's share of VLT and table games revenue for Bally's Twin River and Bally's Tiverton due from the State of Rhode Island and for Bally's Dover from the State of Delaware.

An allowance for credit losses is determined to reduce the Company's receivables for amounts that may not be collected. The allowance is estimated based on historical collection experience, current economic and business conditions and forecasts that affect the collectability and review of individual customer accounts and any other known information. Activity for the allowance for credit losses is as follows (in thousands):

Allowance for credit losses as of December 31, 2023 (Predecessor)	$	6,048
Charged to expense		1,990
Deductions		(886)
Allowance for credit losses as of December 31, 2024 (Predecessor)		7,152
Charged to expense		96
Deductions		(129)
Allowance for credit losses as of February 7, 2025 (Predecessor)	$	7,119
Allowance for credit losses as of February 8, 2025 (Successor)	$	—
Charged to expense		3,655
Deductions		(2,243)
Allowance for credit losses as of December 31, 2025 (Successor)	$	1,412

Inventory

Inventory is stated at the lower of cost or net realizable value on either a first-in, first-out or weighted average cost basis and consists primarily of food, beverage, promotional items, other supplies and technology hardware and terminals used in the Company's consumer lottery business.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and impairment losses, if applicable. Expenditures for renewals and betterments that extend the life or value of an asset are capitalized and expenditures for repairs and maintenance are charged to expense as incurred. The costs and related accumulated depreciation applicable to assets sold or disposed of are removed from the balance sheet accounts and the resulting gains or losses are reflected in the consolidated statements of operations. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets or the related lease term, if any, as follows:

	Years
Land improvements	10-20
Building and improvements	2-50
Equipment	2-10
Furniture and fixtures	2-10

Development costs directly associated with the acquisition, development and construction of a project are capitalized as a cost of the project during the periods in which activities necessary to prepare the property for its intended use are in progress. Interest costs associated with major construction projects are capitalized as part of the cost of the constructed assets. When no debt is incurred specifically for a project, interest is capitalized on amounts expended for the project using the weighted average cost of borrowing. Capitalization of interest ceases when the project (or discernible portions of the project) is substantially complete. If substantially all of the construction activities of a project are suspended, capitalization of interest will cease until such activities are resumed. The Company recorded capitalized interest of $4.8 million, $0.8 million, and $8.0 million during the period from February 8, 2025 to December 31, 2025 (Successor), the period from January 1, 2025 to February 7, 2025 (Predecessor), and the year ended December 31, 2024 (Predecessor), respectively. Refer to Note 15 "Leases" for further information on capitalized interest in connection with the Company's Bally's Chicago permanent casino development.

Leases

The Company determines if a contract is or contains a lease at the contract inception date or the date on which a modification of an existing contract occurs. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. Control over the use of the identified asset means the lessee has both (i) the right to obtain substantially all of the economic benefits from the use of the identified asset throughout the period of use and (ii) the right to direct the use of the identified asset.

Upon adoption of ASC 842, *Leases*, ("ASC 842") the Company elected to account for lease and non-lease components as a single component for all classes of underlying assets. Additionally, the Company elected to not recognize short-term leases (defined as leases that are less than 12 months and do not contain purchase options) within the consolidated balance sheets.

The Company recognizes a lease liability for the present value of lease payments at the lease commencement date using its incremental borrowing rate commensurate with the lease term based on information available at the commencement date unless the rate implicit in the lease is readily determinable.

Certain of the Company's leases include renewal options and escalation clauses; renewal options are included in the calculation of the lease liabilities and right of use assets when the Company determines it is reasonably certain to exercise the options. Variable expenses generally represent the Company's share of the landlord's operating expenses and consumer price index ("CPI") increases. Rent expense associated with the Company's long and short term leases and their associated variable expenses are reported in total operating costs and expenses within the consolidated statements of operations.

Goodwill

Goodwill consists of the excess of acquisition costs over the fair value of net assets acquired in business combinations. Goodwill is not amortized, but is reviewed for impairment annually as of October 1st, or when events or changes in the business environment indicate that the carrying value of the reporting unit may exceed its fair value, by comparing the fair value of each reporting unit to its carrying value, including goodwill.

When assessing goodwill for impairment, first, qualitative factors are assessed to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Items that are considered in the qualitative assessment include, but are not limited to, the following: macroeconomic conditions, industry and market conditions and overall financial performance. If the results of the qualitative assessment indicate it is more likely than not that a reporting unit's carrying value exceeds its fair value, or if the Company elects to bypass the qualitative assessment, a quantitative goodwill test is performed.

Intangible Assets

The Company's intangible assets primarily consist of customer relationships, developed technology, internally developed software, gaming licenses, backlog and trade names.

For its finite-lived intangible assets, the Company establishes a useful life upon initial recognition based on the period over which the asset is expected to contribute to the future cash flows of the Company and periodically evaluates the remaining useful lives to determine whether events and circumstances warrant a revision to the remaining amortization period. Finite-lived intangible assets are amortized over their remaining useful lives in a pattern in which the economic benefits of the intangible asset are consumed, which is generally on a straight-line basis. The Company reviews the carrying amount of its finite-lived intangible assets for possible impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Should events and circumstances indicate finite-lived intangible assets may not be recoverable, the Company performs a test for recoverability whereby estimated undiscounted cash flows are compared to the carrying values of the assets. Should the estimated undiscounted cash flows exceed the carrying value, no impairments are recorded. If the undiscounted cash flows do not exceed the carrying values, an impairment is recorded based on the fair value of the asset.

Customer Relationships - The Company considers customer relationships to be finite-lived intangible assets, which are amortized over their estimated useful lives, and are recognized as the result of a business combination.

Developed Technology - Developed technology relates to the design and development of sports betting and casino gaming software and online gaming products acquired through business combinations. Developed technology is considered to be a finite-lived intangible asset, which are amortized over their estimated useful lives.

Internally Developed Software - Software that is developed for internal use is accounted for pursuant to ASC 350-40, *Intangibles, Goodwill and Other - Internal-Use Software*. Qualifying costs incurred to develop internal-use software are capitalized when (i) the preliminary project stage is completed, (ii) management has authorized further funding for the completion of the project and (iii) it is probable that the project will be completed and perform as intended. These capitalized costs include compensation for employees who develop internal-use software and external costs related to development of internal use software. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Once placed into service, internally developed software is amortized on a straight-line basis over its estimated useful life, which is generally five years. All other expenditures, including those incurred in order to maintain an intangible asset's current level of performance, are expensed as incurred.

Gaming Licenses - Gaming licenses obtained through business combinations are generally recorded at their fair values through purchase accounting using the Greenfield Method under the income approach. Gaming licenses accounted for as asset acquisitions are valued at cost. The Company considers its gaming licenses to be finite lived intangibles assets, amortized over the individual license's estimated useful life, which is determined by various factors such as the regulatory life of the license, costs to renew, and whether the real property assets used to operate the license are subject to a long term lease.

Trade Names - Certain trade names are classified as finite-lived based on expectations of future use and are amortized over their estimated useful lives. The Company also has certain trade names, which are considered to be indefinite lived based on future expectations of continuing to brand its corporate name and certain properties and online gaming operations under the Bally's trade name indefinitely. Intangible assets not subject to amortization are reviewed for impairment annually as of October 1 and between annual test dates whenever events or changes in circumstances may indicate that the carrying amount of the related asset may exceed its fair value.

Backlog - Represents the estimated fair value of contracted customer orders and committed future sales that existed but were not yet fulfilled as of the acquisition date. The valuation includes only revenues that are contractually agreed to and specifically identifiable at the acquisition date and excludes assumptions about renewals, future sales beyond the contracted period, or expected synergies.

Refer to Note 10 "Goodwill and Intangible Assets" for further information.

Long-lived Assets

The Company reviews its long-lived assets, other than goodwill and intangible assets not subject to amortization, for indicators of impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If an asset is still under development, the analysis includes the remaining construction costs. If the carrying value of the asset exceeds the expected undiscounted future cash flows generated by the asset, the asset is written down to its estimated fair value and an impairment loss is recognized.

Interest Expense, Net

Interest expense, net is comprised of interest costs for the Company's debt, amortization of debt issuance costs, debt discounts and fair value adjustments, interest costs associated with the Company's deferred payable arrangements, net of interest income earned on the note receivable (refer to Note 3 "Related Party Transactions"), amounts capitalized for construction projects, realized changes in fair value relating to interest rate derivative contracts designated as cash flow hedges, and lease payments associated with the Company's financing obligation during the year ended December 31, 2023 (Predecessor).

Deferred Payables

In order to execute its strategy of improving working capital efficiency, the Company will, from time to time, participate in trade finance or deferred payable initiatives, including programs that may extend trade terms with certain suppliers or vendors. In certain cases, where the Company is not able to extend payment terms directly with suppliers or vendors, the Company will consider deferred payable solutions that simulate such trade term extensions. These solutions generally involve entering into exchange agreements with intermediary institutions who will make payment to the supplier or vendor within the original terms on behalf of the Company, in exchange for a new bill with terms that conforms to the Company's payment policy of net 90 days. The Company will then pay the new bill to the intermediary institutions, inclusive of any embedded premium, which the Company records as "Interest expense, net," within three months or less.

During the period from February 8, 2025 to December 31, 2025 (Successor), the period from January 1, 2025 to February 7, 2025 (Predecessor) and the year ended 2024 (Predecessor), the Company borrowed $272.1 million, $79.6 million and $239.1 million, respectively, under these deferred payable arrangements and repaid $313.6 million, $68.5 million and $165.4 million, respectively. For the period from February 8, 2025 to December 31, 2025 (Successor), the period from January 1, 2025 to February 7, 2025 (Predecessor) and the years ended 2024 (Predecessor), the Company incurred $8.7 million, 0.5 million, and $6.4 million of interest expense, respectively, under these arrangements. Amounts outstanding under these deferred payable arrangements were $47.0 million and 72.8 million as of December 31, 2025 (Successor) and December 31, 2024 (Predecessor), respectively, and are included in "Accrued and other current liabilities" on the consolidated balance sheets. All outstanding deferred payable arrangements as of December 31, 2025 (Successor) were held by Bally's International Interactive.

Debt Issuance Costs, Debt Discounts and Fair Value Adjustments

Debt issuance costs and debt discounts incurred by the Company in connection with obtaining and amending financing, and fair value adjustments in connection with business combinations have been included as a component of the carrying amount of debt in the consolidated balance sheets. Debt issuance costs and debt discounts are amortized over the contractual term of the debt to interest expense. Debt issuance costs of the revolving credit facility are amortized on a straight-line basis, while all other debt issuance costs, debt discounts and fair value adjustments are amortized using the effective interest method. Amortization of debt issuance costs, debt discounts and fair value adjustments included in "Interest expense" in the consolidated statements of operations was $77.3 million, $1.0 million, and $11.7 million for the period from February 8, 2025 to December 31, 2025 (Successor), the period from January 1, 2025 to February 7, 2025 (Predecessor), and the year ended December 31, 2024 (Predecessor), respectively.

Self-Insurance Reserves

The Company is self-insured for employee medical insurance coverage, general liability and workers' compensation up to certain stop-loss amounts. Self-insurance liabilities are estimated based on the Company's claims experience using actuarial methods to estimate the future cost of claims and related expenses that have been reported but not settled and that have been incurred but not yet reported. The self-insurance liabilities are included in "Accrued and other current liabilities" in the consolidated balance sheets and were $32.8 million and $23.9 million as of December 31, 2025 (Successor) and 2024 (Predecessor), respectively.

Defined Contribution Plans

The Company operates defined contribution plans covering its non-union employees and certain union employees. The plans allow for employee salary deferrals, which are matched at the Company's discretion. Total employer contribution expense attributable to defined contribution plans was $5.1 million, $1.0 million, and $10.3 million for the period from February 8, 2025 to December 31, 2025 (Successor), the period from January 1, 2025 to February 7, 2025 (Predecessor), and the year ended December 31, 2024 (Predecessor), respectively.

Share-Based Compensation

The Company accounts for its share-based compensation in accordance with ASC 718, *Compensation - Stock Compensation* ("ASC 718"). The Company has one share-based employee compensation plan, which is described more fully in Note 16 "Equity Plans." Share-based compensation consists of stock options, time-based restricted stock units ("RSUs"), restricted stock awards ("RSAs") and performance-based restricted stock units ("PSUs"). The grant date closing price per share of the Company's stock is used to estimate the fair value of RSUs and RSAs. Stock options are granted at exercise prices equal to the fair market value of the Company's stock at the dates of grant. The Company recognizes share-based compensation expense on a straight-line basis over the requisite service period of the individual grants. PSUs vest, when and if earned, in accordance with the terms of the related PSU award agreements. The Company recognizes share-based compensation expense based on the target number of shares of common stock that may be earned pursuant to the award and the Company's stock price on the date of grant and subsequently adjusts expense based on actual and forecasted performance compared to planned targets. Forfeitures are recognized as reductions to share-based compensation when they occur.

Strategic Partnership - Sinclair Broadcast Group

In 2020, the Company and Sinclair Broadcast Group, Inc. ("Sinclair") entered into the Framework Agreement, providing for a long-term strategic relationship between Sinclair and the Company. Under the Framework Agreement, the Company issued to Sinclair warrants to purchase up to 4,915,726 shares of the Company at an exercise price of $0.01 per share ("the Penny Warrants"), a warrant to purchase up to 3,279,337 shares of the Company at an exercise price of $0.01 per share, subject to the achievement of various performance metrics (the "Performance Warrants"), and an option to purchase up to 1,639,669 additional shares, in four tranches with purchase prices ranging from $30.00 to $45.00 per share, exercisable over a seven-year period beginning in November 2024 (the "Options"). Additionally, the Company is required to share 60% of the tax benefits it realizes from the Penny Warrants, Options, Performance Warrants and other related payments. Changes in the estimate of the tax benefit to be realized and tax rates in effect at the time, among other changes, were treated as an adjustment to the intangible asset.

In connection with the Queen merger, as of February 7, 2025, all outstanding Performance Warrants became immediately exercisable at a price of $0.01 per share and the Options were returned to the Company in exchange for 384,536 penny warrants. The Performance Warrants were reclassified from liability to equity as of February 7, 2025. Refer to Note 12 "Fair Value Measurements" for more information.

Bally's Chicago Service Agreements

The Company is party to various agreements relating to the operations of certain services at the Company's Bally's Chicago Casino facilities, including a long-term management agreement with a provider to operate and manage certain hospitality services at its permanent casino and resort upon opening. The Company expects to receive $50.0 million towards the construction and build out of certain casino facilities related to such services, payable in installments over 2 years, subject to certain conditions precedent (the "Bally's Chicago Construction Investments"). Under the aforementioned hospitality services agreement, the Company received $4.4 million of Bally's Chicago Construction Investments in the third quarter of 2025. The Bally's Chicago Construction Investments are recorded in "Other long-term liabilities" and will be amortized as a reduction of Non-gaming operating costs and expenses over the contract term upon commencement of operations at the permanent casino and resort. Upon commencement of the management services, the Company will pay a management fee and a share of net receipts to the providers, as applicable, which will be recognized as Non-gaming operating costs and expenses as incurred.

Revenue

The Company accounts for revenue earned from contracts with customers under ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). The Company generates revenue from six principal sources: gaming (which includes retail gaming, online gaming, consumer lottery, sports betting and racing), hotel, food and beverage, licensing, technology services and retail, entertainment and other. Refer to Note 6 "Revenue Recognition" for further information.

Gaming Expenses

Gaming expenses include, among other things, payroll costs and expenses associated with the operation of VLTs, slots and table games, including gaming taxes payable to jurisdictions in which the Company operates outside of Rhode Island and Delaware, and certain marketing costs directly associated with the Company's iGaming products and services. Gaming expenses also include racing expenses comprised of payroll costs, off track betting ("OTB") commissions and other expenses associated with the operation of live racing and simulcasting.

Advertising Expenses

The Company expenses advertising costs as incurred. Advertising expenses, including production and agency fees of campaigns, for the period from February 8, 2025 to December 31, 2025 (Successor), the period from January 1, 2025 to February 7, 2025 (Predecessor) and the year ended December 31, 2024 (Predecessor), was $12.9 million, $0.9 million, and $12.2 million, respectively. The above advertising expenses are included in "General and administrative" on the consolidated statements of operations. Additionally, the Company incurred certain advertising and marketing costs directly associated with the Company's iGaming products and services of $121.1 million, $12.6 million, and $170.1 million during the period from February 8, 2025 to December 31, 2025 (Successor), the period from January 1, 2025 to February 7, 2025 (Predecessor) and the year ended December 31, 2024 (Predecessor), respectively. These costs are included within Gaming expenses in the consolidated statements of operations.

Income Taxes

The Company prepares its income tax provision in accordance with ASC 740, *Income Taxes*. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the rate change is enacted. A valuation allowance is required when it is "more likely than not" that all or a portion of the deferred taxes will not be realized. The consolidated financial statements reflect expected future tax consequences of uncertain tax positions presuming the taxing authorities' full knowledge of the position and all relevant facts.

Loss Per Share

Basic loss per common share is calculated in accordance with ASC 260, *Earnings Per Share*, which requires entities that have issued securities other than common stock that participate in dividends with common stock ("participating securities") to apply the two-class method to compute basic loss per common share. The two-class method is an earnings allocation method under which basic loss per common share is calculated for each class of common stock and participating security as if all such earnings had been distributed during the period. To calculate basic loss per share, the earnings allocated to common shares is divided by the weighted average number of common shares outstanding, contingently issuable warrants and RSUs, RSAs and PSUs for which no future service is required as a condition to the delivery of the underlying common stock (collectively, basic shares).

Foreign Currency

The Company's functional currency is the US Dollar ("USD"). Foreign subsidiaries with a functional currency other than USD translate assets and liabilities at current exchange rates at the end of the reporting periods, while income and expense accounts are translated at average exchange rates for the respective periods. Translation adjustments resulting from this process are recorded to other comprehensive income (loss). Gains or losses from foreign currency remeasurements that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in "Other non-operating income (expense), net" on the consolidated statements of operations.

Comprehensive Income (Loss)

Comprehensive income (loss) includes changes in equity that result from transactions and economic events from non-owner sources. Comprehensive income (loss) consists of net income (loss), changes in defined benefit pension plan, net of tax, foreign currency translation adjustments, net of tax and unrealized gains (losses) relating to cash flow and net investment hedges, net of tax.

Treasury Stock

The Company records the repurchase of shares of common stock at cost based on the settlement date of the transaction. These shares are classified as treasury stock, which is a reduction to stockholders' equity. Treasury stock is included in authorized and issued shares but excluded from outstanding shares.

Business Combinations

The Company accounts for its acquisitions in accordance with ASC 805, *Business Combinations* ("ASC 805"). The Company initially allocates the purchase price of an acquisition to the assets acquired and liabilities assumed based on their estimated fair values, with any excess of consideration transferred recorded as goodwill. If the estimated fair value of net assets acquired and liabilities assumed exceeds the purchase price, the Company records a gain on bargain purchase in earnings in the period of acquisition. The results of operations of acquisitions are included in the consolidated financial statements from their respective dates of acquisition. Costs incurred to complete the business combination such as investment banking, legal and other professional fees are not considered part of consideration and are charged to general and administrative expense as they are incurred.

Segments

Operating segments are identified as components of an enterprise that engage in business activities from which it recognizes revenues and expenses, and for which discrete financial information is available and regularly reviewed by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance.

Fair Value Measurements

Fair value is determined using the principles of ASC 820, *Fair Value Measurement*. Fair value is described as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes and defines the inputs to valuation techniques as follows:

- Level 1: Observable quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2: Inputs are observable for the asset or liability either directly or through corroboration with observable market data.
- Level 3: Unobservable inputs.

The inputs used to measure the fair value of an asset or a liability are categorized within levels of the fair value hierarchy. The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the measurement.

Derivative Instruments Designated as Hedging Instruments

Cross Currency Swaps - The Company uses fixed-to-fixed cross-currency swap agreements to hedge its exposure to adverse foreign currency exchange rate movements for its foreign operations. The Company has elected the spot method for designating these contracts as net investment hedges. These derivative arrangements qualified as net investment hedges under ASC 815 through the date of the Intralot transaction, with the gain or loss resulting from changes in the spot value of the derivative reported in other comprehensive income (loss) with amounts reclassified out of other comprehensive income (loss) into earnings when the hedged net investment is either sold or substantially liquidated. Refer to Note 11 "Derivative Instruments" for further information.

Interest Rate Contracts - The Company uses interest rate derivatives to hedge its exposure to variability in cash flows on its floating-rate debt to add stability to interest expense and manage its exposure to interest rate movements. The Company's interest rate swaps and collars are designated as cash flow hedges under ASC 815, with changes in the fair value reported in other comprehensive income (loss) and reclassified into "Interest expense, net" in the consolidated statements of operations in the same period in which the hedged interest payments associated with the Company's borrowings are recorded. Refer to Note 11 "Derivative Instruments" for further information.

3.   RELATED PARTY TRANSACTIONS

Disposition of Carved-Out Business

In the fourth quarter of 2024, the Company completed the sale of portions of its international interactive business in Asia and certain other international markets in its Bally's Intralot B2C reportable segment (the "Carved-Out Business") to a company (the "Buyer") formed by members of management of the Carved-Out Business for total consideration of $32.9 million, which consisted of a €30 million seven-year term note, subject to applicable interest. The disposition includes the Company's interest in various contracts with Breckenridge Curacao B.V. ("Breckenridge"), which was previously determined to be a VIE and was consolidated by the Company. The Company disposed of net assets of approximately $56.2 million, which include the previously consolidated net assets of Breckenridge, and released foreign currency translation adjustments of $4.7 million. Additionally, the Company held a net investment hedge on the net investment in the foreign operations sold and thus released $9.1 million of accumulated other comprehensive income as a result of de-designating the hedge as of the disposal date. The Company recorded a pre-tax loss of approximately $27.8 million upon the sale, which is included in "General and administrative" in the consolidated statements of operations for the year ended December 31, 2024 (Predecessor). The net assets disposed of consisted primarily of goodwill of $20.7 million, and working capital including cash and cash equivalents of $4.2 million and restricted cash of $37.5 million, which consists of player related funds and funds held with payment service providers, net of liabilities.

Additionally in connection with the disposition, the Company acquired penny warrants that represent a 19.99% fully diluted equity interest in the Carved-Out Business, for approximately $1.9 million, which as a result is an unconsolidated entity accounted for under the equity method and is considered to be a related party under ASC 850.

Ownership of certain intellectual property previously owned by Bally's and used by the Carved-Out Business has been transferred into an independent trust ("the Trust"). The Trust licenses the use of such intellectual property to the Carved-Out Business under a commercial license arrangement, with licensing fees paid to the Trust by the Buyer for a term of five years (subject to annual automatic extension) based on net gaming revenues of the Carved-Out Business. Any proceeds generated from the Trust property are distributed to the Company by the Trust and are recognized as licensing revenue and included in "Non-gaming revenue" in the consolidated statements of operations, as development of iGaming capabilities remains a core part of Bally's strategy.

Licensing revenue recognized by the Company was $19.3 million, $3.7 million, and $6.9 million during the period from February 8, 2025 to December 31, 2025 (Successor), the period from January 1, 2025 to February 7, 2025 (Predecessor), and the year ended December 31, 2024 (Predecessor), respectively.

During the period from February 8, 2025 to December 31, 2025, the Company recorded a provision for credit loss of $17.1 million, reducing the net carrying value of the seven-year term note to $17.1 million, included in Other assets within the consolidated balance sheets, as of December 31, 2025 (Successor). The carrying value of the loan receivable was $31.2 million as of December 31, 2024 (Predecessor) recorded in Other Assets.

The Company recorded interest income on the seven-year term note of $2.7 million, $0.3 million and $0.5 million included within Interest expense, net in the consolidated statements of operations during the period from February 8, 2025 to December 31, 2025 (Successor), the period from January 1, 2025 to February 7, 2025 (Predecessor) and the year ended December 31, 2024 (Predecessor), respectively. Receivables from this equity method investee are included in Accounts receivable, net and were $6.1 million and $1.1 million as of December 31, 2025 (Successor) and December 31, 2024 (Predecessor), respectively.

Variable Interest Entities

Management has concluded that the Trust established in connection with the aforementioned disposal of the Carved-Out Business, is a VIE that will be consolidated based on the applicable criterion. Additionally, in connection with the acquisition of a controlling interest in Intralot during the fourth quarter of 2025, the Company evaluated the variable interests held by Intralot and concluded that DC09 LLC and Royal Highgate Ltd. are VIEs for which the Company is the primary beneficiary. As a result, these entities are consolidated in the Company's consolidated financial statements.

As of December 31, 2025 (Successor) and 2024 (Predecessor), consolidated VIEs had total assets of $60.8 million and $263.9 million, respectively, and total liabilities of $18.6 million and $27.9 million, respectively. Consolidated VIEs had total revenues of $19.3 million, $3.7 million and $169.8 million for the period from February 8, 2025 to December 31, 2025 (Successor), the period from January 1, 2025 to February 7, 2025 (Predecessor) and the year ended December 31, 2024 (Predecessor), respectively.

4. CONSOLIDATED FINANCIAL INFORMATION

General and Administrative Expense

Amounts included in General and administrative were as follows:

	Successor	Predecessor	
	Period from February 8, 2025 to December 31, 2025	**Period from January 1, 2025 to February 7, 2025**	**Year Ended December 31, 2024**
(in thousands)			
Advertising, general and administrative[1]	$ 994,557	$ 100,969	$ 976,153
Acquisition and integration	109,509	2,199	24,729
Merger costs[2]	22,677	11,233	14,808
Provision for credit loss on long-term note receivable[3]	17,074	—	—
Loss on disposal of business[3]	—	—	27,796
Total general and administrative	$ 1,143,817	$ 114,401	$ 1,043,486

_____

(1) For the year ended December 31, 2024 (Predecessor), includes $20.0 million of employee-related severance costs within the Company's Casinos & Resorts reportable segment related to the closure of its Tropicana Las Vegas casino on April 4, 2024. There was no restructuring liability as of December 31, 2025 (Successor) and December 31, 2024 (Predecessor) on the consolidated balance sheets.
(2) Refer to Note 1 "General Information" for further information.
(3) Refer to Note 3 "Related Party Transactions" for further information.

Other Non-Operating Income (Expense)

Amounts included in Other non-operating income (expense), net were as follows:

	Successor	Predecessor	
	Period from February 8, 2025 to December 31, 2025	**Period from January 1, 2025 to February 7, 2025**	**Year Ended December 31, 2024**
(in thousands)			
Gain on fair value of fair value option assets	$ 218,950	$ —	$ —
Change in value of contingent consideration	(63,176)	(786)	(1,343)
Net income (loss) from equity method investments	(3,264)	(594)	(1,850)
Change in value of performance warrants	—	(1,180)	(13,965)
Foreign exchange (loss) gain	(34,768)	194	10,271
Loss on extinguishment of debt	(93,120)	—	—
Other, net	338	1	2,342
Total other non-operating income (expense), net	$ 24,960	$ (2,365)	$ (4,545)

Interest Expense, Net

Amounts included in Interest expense, net were as follows:

	Successor	Predecessor	
	Period from February 8, 2025 to December 31, 2025	**Period from January 1, 2025 to February 7, 2025**	**Year Ended December 31, 2024**
(in thousands)			
Interest income	$ 8,340	$ (1)	$ 20,718
Interest expense	(373,573)	(27,228)	(310,347)
Total interest expense, net	$ (365,233)	$ (27,229)	$ (289,629)

5.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Standards Implemented

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740) - Improvements to Income Tax Disclosures*. The amendments in this update enhance the transparency and decision usefulness of income tax disclosures. This update will be effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-09 prospectively as of December 31, 2025. Refer to Note 18 "Income Taxes" for further information.

Standards to Be Implemented

In October 2023, the FASB issued ASU 2023-06, *Disclosure Improvements - Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*. The amendments in this update align the requirements in the ASC to the Securities and Exchange Commission's ("SEC") regulations. The effective date for each amended topic in the ASC is the date on which the SEC's removal of the related disclosure requirement from Regulation S-X or Regulation S-K becomes effective. If by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective. Early adoption is prohibited. The Company is currently in the process of evaluating the impact of this amendment on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. The amendments in this update require disclosure of certain costs and expenses on an interim and annual basis in the notes to the financial statements. This update will be effective for fiscal years beginning after December 15, 2026, and interim reporting periods in fiscal years beginning after December 15, 2027, with early adoption permitted. The disclosures required under the guidance can be applied either prospectively to financial statements issued for reporting periods after the effective date or retrospectively to any or all periods presented in the financial statements. The Company is currently evaluating the impact that this guidance will have on its financial statement disclosures.

In May 2025, the FASB issued ASU 2025-03, *Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity*. The amendments in this update revise the requirements for determining the accounting acquirer for a transaction effected primarily by exchanging equity interests in which the legal acquiree is a VIE that meets the definition of a business. The amendments require that an entity consider the same factors that are currently required for determining which entity is the accounting acquirer in other acquisition transactions. The amendments in this update will be effective for fiscal years beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact that this guidance will have on its financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments—Credit Losses (Topic 326)*. The amendments clarify guidance related to Topic 326 for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers, and allowing for a practical expedient that assumes that current conditions as of the balance sheet do not change for the remaining life of the asset. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is evaluating the impact of the adoption of Update 2025-05 to the consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, *Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40)*. The amendments in this update are intended to simplify the capitalization guidance by removing all references to software development project stages so that the guidance is neutral to different software development methods. The amendments in this update are effective for annual reporting periods after December 15, 2027. The Company is currently evaluating the impact that this guidance will have on its financial statements and related disclosures.

In November 2025, the FASB issued ASU 2025-09, *Derivatives and Hedging (Topic 815): Improvements to Hedge Accounting*. The amendments in this update address stakeholder concerns and intend to more closely align hedge accounting with the economics of an entity's risk management activities. The amendments are effective for fiscal years beginning after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact that this guidance will have on its financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-11, *Interim Reporting (Topic 270): Narrow-Scope Improvements*. The amendments in this update are intended to improve the clarity and navigability of interim reporting guidance and specify when it applies. The ASU addresses the form and content of interim financial statements, adds a consolidated list of required interim disclosures from other Codification topics, and establishes a principle requiring disclosure of events occurring after the end of the last annual reporting period that have a material impact on the entity. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact that this guidance will have on its financial statements and related disclosures.

6.   REVENUE RECOGNITION

The Company recognizes revenue in accordance with ASC 606, which requires the revenue to be recognized when a performance obligation is satisfied by transferring the control of promised goods or services and is measured at the transaction price or the amount of consideration that the Company expects to receive through satisfaction of the identified performance obligations.

The Company generates revenue from six principal sources: (1) gaming (which includes retail gaming, online gaming, consumer lottery, sports betting and racing), (2) hotel, (3) food and beverage, (4) licensing, (5) technology services and (6) retail, entertainment and other.

Sales tax and other taxes collected on behalf of governmental authorities are accounted for on a net basis and are not included in revenue or operating expenses.

Gaming Revenue

Performance Obligations

Retail gaming service contracts involving our land-based casinos, each have an obligation to honor the outcome of a wager and to pay out an amount equal to the stated odds, including the return of the initial wager, if the customer receives a winning hand. These elements of honoring the outcome of the hand of play and generating a payout are considered one performance obligation, with an additional performance obligation for those customers earning incentives under the Company's player loyalty program.

Online gaming and sports betting represent a single performance obligation for the Company to operate contests or games and award prizes or payouts to users based on results of the arrangement. For certain state-authorized sports betting contracts, the Company operates and manages wagering services as an agent of the applicable government authority. Additionally, the use of incentives across the online gaming products create future customer rights and are a separate performance obligation.

Racing revenue is earned through advance deposit wagering, which consists of patrons wagering through an advance deposit account. Each wagering contract contains a single performance obligation.

Consumer lottery revenue is earned from jurisdictions where the Company has a license from the applicable government authority to operate games to provide game management services. Each consumer lottery contract contains a single performance obligation to stand ready to operate games and lotteries in the specific jurisdiction.

Transaction Price

The Company applies a practical expedient to account for its gaming contracts on a portfolio basis as such wagers have similar characteristics and the Company reasonably expects the impact on the consolidated financial statements of applying the revenue recognition guidance to the portfolio would not differ materially from the application of an individual wagering contract. The transaction price for a retail gaming, online gaming or sports betting wagering contract is the difference between wins and losses, not the total amount wagered. In addition, in the event of a multi-stage contest, the Company will allocate transaction price ratably from contest start to the contest's final stage.

The transaction price for racing operations, inclusive of live racing events conducted at the Company's racing facilities, is the commission received from the pari-mutuel pool less contractual fees and obligations, primarily consisting of purse funding requirements, simulcasting fees, tote fees and certain pari-mutuel taxes that are directly related to the racing operations.

For purposes of allocating the transaction price in a wagering contract between the wagering performance obligation and the obligation associated with incentives earned under loyalty programs, the Company allocates an amount to the loyalty program contract liability based on the stand-alone selling price of the incentive earned. The performance obligation related to loyalty program incentives are deferred and recognized as revenue upon redemption by the customer.

For certain consumer lottery contracts, payments to the applicable government authority for the license to operate are not considered consideration payable to a customer under ASC 606. Accordingly, such payments are recognized as operating expenses and are not presented as a reduction of revenue.

Revenue Recognition

The allocated revenue for retail gaming wagers is recognized when the wagering occurs as all such wagers settle immediately. Online gaming revenue is recognized at the point in time when the player completes a gaming session and payout occurs. Sports betting involves a player wagering money on an outcome or series of outcomes. If a player wins the wager, the Company pays the player a pre-determined amount known as fixed odds, and its revenue is recognized as total wagers net of payouts made and incentives awarded to players. Racing revenue includes several of our casinos and resorts' share of wagering from live racing and the import of simulcast signals, and is recognized upon completion of the wager based upon an established take-out percentage. Consumer lottery revenue is recognized as tickets are sold and the variability is resolved.

Certain operations within the Company's Casinos & Resorts and North America Interactive reportable segment act as an agent in operating gaming services on behalf of the state in which they are licensed. At these respective casino properties, gaming revenue is recognized when the wager is settled, which is when the customer has received the benefits of the Company's gaming services and the Company has a present right to payment. The Company recorded revenue from its operations in these states on a net basis, which represents the percentage share entitled to the Company. Additionally, certain operations within the Company's B2C reportable segment act as an agent in providing virtual sports betting services on behalf of the applicable government authority. The Company collects wagers from players, remits net proceeds to the applicable government authority after payment of prizes, and retains a commission. As the Company does not control the underlying wagering activity, revenue is recognized on a net basis in an amount equal to the commission to which the Company is entitled. Revenue is recognized over time as wagering activity occurs and the outcome of the underlying bets is resolved.

Non-gaming Revenue

Performance Obligations

Hotel, food and beverage, licensing, and retail, entertainment and other services have been determined to be separate, stand-alone performance obligations and revenue is recognized as the good or service is transferred at the point in time of the transaction.

Technology services contracts involve the Company using its software to provide services related to customers' lottery, VLT, and sports betting operations. The Company will also provide related hardware and support services. Technology services contracts can contain multiple performance obligations, including a performance obligation to stand ready to provide access to the software throughout the contract term and distinct performance obligations for sales of related hardware and implementation, customization, maintenance, and technical support services.

Transaction Price

The transaction price for hotel, food and beverage, licensing, and retail, entertainment and other, is the net amount collected from the customer for such goods and services or under the license agreement. The estimated standalone selling price of hotel rooms is determined based on observable prices. The standalone selling price of these goods and services are determined based upon the actual retail prices charged to customers for those items.

The transaction price for technology services contracts is primarily variable and is generally based on either (i) a monthly fee per enrolled machine, (ii) a percentage of gross revenue, or (iii) a percentage of net drop, which represents total amounts wagered less winnings and payouts to players.

Revenue Recognition

Hotel revenue is recognized when the customer obtains control through occupancy of the room over their stay at the hotel. Advance deposits for hotel rooms are recorded as liabilities until revenue recognition criteria are met. Food, beverage and retail revenues are recognized at the time the goods are sold from Company-operated outlets. Licensing revenue is recognized under the sales-and usage-based royalty exception available in ASC 606 for licenses of intellectual property whereby revenue is recognized in the period that the underlying sale or usage occurs as the fees due to the Company are contingent and based on the customer's usage of the intellectual property. Technology services revenues from the use of the Company's software to provide services to customers are recognized over time as the variability is resolved. Other revenue includes cancellation fees for hotel and meeting space services, which are recognized upon cancellation by the customer, and golf revenues from the Company's operations of Bally's Golf Links, which are recognized at the time of sale. Additionally, other revenue includes market access and business-to-business service revenue generated by the Bally's Intralot B2B and North America Interactive reportable segments, which is recognized at the time the goods are sold or the service is provided, and are included in Non-gaming revenue within our consolidated statements of operations.

The following table provides a disaggregation of total revenue by segment (in thousands):

	Casinos & Resorts	Bally's Intralot B2B	Bally's Intralot B2C	North America Interactive	Corporate & Other	Total
Period from February 8, 2025 to December 31, 2025 (Successor)						
Gaming	$ 1,072,888	$ —	$ 749,651	$ 166,915	$ —	$ 1,989,454
Non-gaming:						
Hotel	119,409	—	—	—	—	119,409
Food and beverage	125,877	—	—	—	—	125,877
Licensing	—	20,880	—	—	—	20,880
Technology Services	—	64,369	—	—	—	64,369
Retail, entertainment and other	64,264	12,105	3,345	29,395	7,091	116,200
Total non-gaming revenue	309,550	97,354	3,345	29,395	7,091	446,735
Total revenue	$ 1,382,438	$ 97,354	$ 752,996	$ 196,310	$ 7,091	$ 2,436,189
Period from January 1, 2025 to February 7, 2025 (Predecessor)						
Gaming	$ 95,984	$ —	$ 74,849	$ 14,934	$ —	$ 185,767
Non-gaming:						
Hotel	11,006	—	—	—	—	11,006
Food and beverage	11,304	—	—	—	—	11,304
Licensing	—	3,720	—	—	—	3,720
Retail, entertainment and other	6,005	—	416	2,007	273	8,701
Total non-gaming revenue	28,315	3,720	416	2,007	273	34,731
Total revenue	$ 124,299	$ 3,720	$ 75,265	$ 16,941	$ 273	$ 220,498
Year ended December 31, 2024 (Predecessor)						
Gaming	$ 1,008,361	$ —	$ 893,756	$ 149,551	$ —	$ 2,051,668
Non-gaming:						
Hotel	148,693	—	—	—	—	148,693
Food and beverage	134,853	—	360	—	—	135,213
Licensing	—	6,861	—	—	—	6,861
Retail, entertainment and other	71,206	—	8,516	20,766	7,555	108,043
Total non-gaming revenue	354,752	6,861	8,876	20,766	7,555	398,810
Total revenue	$ 1,363,113	$ 6,861	$ 902,632	$ 170,317	$ 7,555	$ 2,450,478

Contract Assets and Contract Related Liabilities

The Company's receivables related to contracts with customers are primarily comprised of marker balances, interactive platform business-to-business service receivables, other amounts due from gaming activities, amounts due for hotel stays and amounts due from tracks and OTB locations. The Company's receivables related to contracts with customers were $57.5 million and $41.3 million as of December 31, 2025 (Successor) and 2024 (Predecessor), respectively.

The Company has the following liabilities related to contracts with customers: liabilities for loyalty programs, advance deposits made for goods and services yet to be provided and unpaid wagers. All of the contract liabilities are short-term in nature and are included in "Accrued and other current liabilities" in the consolidated balance sheet.

Loyalty program incentives earned by customers are typically redeemed within one year from when they are earned and expire if a customer's account is inactive for more than 12 months; therefore, the majority of these incentives outstanding at the end of a period will either be redeemed or expire within the next 12 months.

Advance deposits are typically interactive player deposits and customer deposits for future banquet events, hotel room reservations, and gift cards. The Company holds restricted cash for interactive player deposits and records a corresponding withdrawal liability.

Unpaid wagers include the Company's outstanding chip liability and unpaid slot, pari-mutuel and sports betting tickets.

Liabilities related to contracts with customers as of December 31, 2025 (Successor) and 2024 (Predecessor) were as follows:

	Successor	Predecessor
	December 31, 2025	December 31, 2024
Unpaid wagers	$ 60,238	$ 32,992
Advanced deposits from customers	27,512	26,141
Loyalty programs	10,519	12,167
Total	$ 98,269	$ 71,300

The Company recognized $21.0 million, $2.2 million, and $30.5 million of revenue related to loyalty program redemptions for the period from February 8, 2025 to December 31, 2025 (Successor), the period from January 1, 2025 to February 7, 2025 (Predecessor) and the year ended December 31, 2024 (Predecessor), respectively.

7.   BUSINESS COMBINATIONS

Intralot Transaction

As described in Note 1 "General Information", the Company completed the Intralot Transaction on October 8, 2025, with the Company obtaining a controlling financial interest in Intralot and retaining control of Bally's International Interactive. The transaction with Intralot was accounted for as a business combination in accordance with ASC 805, with the Company as the accounting acquirer.

Intralot is a global gaming technology and services company that provides integrated lottery systems, sports betting solutions and interactive gaming platforms to state-licensed gaming operators worldwide. The Intralot Transaction expands the Company's international gaming and technology footprint, enhances its digital and sports betting capabilities, and strengthens its position as a vertically integrated gaming and entertainment operator, which aligns with the Company's broader strategic initiatives.

The preliminary fair value of the transaction consideration for the Company's 57.9% interest in Intralot as of the Closing Date was approximately $1.6 billion, which represents the fair value of Intralot shares issued to the Company plus the Company's pre-existing investment in Intralot of approximately $280.6 million as of the Intralot Closing Date. As disclosed in Note 2, "Summary of Significant Accounting Policies," the Company's previous investment in Intralot was accounted for as an equity method investment under the fair value option and was adjusted to fair value immediately prior to closing of the transaction.

The preliminary allocation of the purchase price is as follows:

	As of October 8, 2025
	Preliminary as of
(in thousands)	**December 31, 2025**
Cash and cash equivalents	$ 2,054,955
Restricted cash	41,341
Other current assets	143,403
Property and equipment	87,769
Right of use assets	20,486
Intangible assets	828,235
Other assets	39,349
Total current liabilities	(150,097)
Lease liabilities	(18,211)
Long-term debt	(1,982,214)
Other long-term liabilities	(159,822)
Non-controlling interest	(1,063,664)
Goodwill	1,763,226
Total fair value of net assets acquired	$ 1,604,756

The purchase consideration has been allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based upon their preliminary estimated fair values as of the acquisition date, with the excess of the purchase consideration over the aggregate net fair values recorded as goodwill, which is not deductible for tax purposes. Qualitative factors that contribute to the recognition of goodwill include an organized workforce and expected synergies from future cost savings and revenue driven by the integration of Bally's intellectual property into Intralot's product offerings as well as cross selling product offerings of Intralot and Bally's International Interactive into existing and new markets. Goodwill has been assigned to the segments expected to benefit from the transaction on a relative fair value basis, which includes $977.3 million and $785.9 million to the Bally's Intralot B2B and Bally's Intralot B2C segments, respectively. The Non-controlling interest was initially measured at its fair value based on the trading price of Intralot stock on the date of closing. Certain adjustments have been made to Intralot's historical carrying values to conform accounting policies with the Company, including IFRS to US GAAP conversion adjustments, with any such adjustments recorded to equity.

The Company recorded intangible assets based on estimates of fair value which consisted of the following:

	Valuation Approach	Estimated Useful Life (in years)	Estimated Fair Value
Developed technology	Relief from royalty method	13	$ 258,568
Intralot trade name	Relief from royalty method	13	61,390
Customer relationships	Multi-period excess earnings method	22	213,220
Backlog	Multi-period excess earnings method	8	295,057
Total fair value of intangible assets			$ 828,235

The valuation of intangible assets was determined using an income approach methodology including the multi-period excess earnings method and the relief from royalty method. Level 3 inputs used in estimating future cash flows included terminal growth rates of 3%, a royalty rate of 1.5% for the Intralot trade name and 15.0% for other acquired intangibles, discount rates between 7.5% and 8.5%, and operating cash flows. The projected future cash flows are discounted to present value using an appropriate discount rate. As of December 31, 2025 (Successor), the Company is in the process of completing its valuation of tangible and intangible assets and the allocation of the purchase price to net assets, including the allocation of goodwill to reporting units, which will be completed once the valuation process has been finalized.

The Company incurred $40.5 million of transaction-related expenses for the period from February 8, 2025 to December 31, 2025 (Successor) in connection with the transaction primarily related to legal and professional fees, which have been included within "General and administrative" in the consolidated statements of operations.

Since the Acquisition Date, revenue and net loss of Intralot attributable to Bally's of $98.2 million and $37.5 million, respectively, have been included within the accompanying consolidated statement of income for the period from February 8, 2025 to December 31, 2025 (Successor).

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information is presented to illustrate the estimated effects of the transaction as if the transaction had occurred on January 1, 2024:

	Year Ended December 31,	
(in thousands)	2025	2024
Pro forma revenue	$ 2,958,027	$ 2,867,048
Pro forma net loss	$ (720,051)	$ (587,595)

The pro forma amounts include the historical operating results of the Company and Intralot prior to the acquisition, with adjustments directly attributable to the transaction including amortization expense of intangible assets, debt amortization expense and interest expenses. The unaudited pro forma financial information is not necessarily indicative of the results of operations that actually would have been achieved had the transaction been consummated as of the dates indicated, nor is it indicative of any future results. In addition, the unaudited pro forma financial information does not reflect the expected realization of any synergies or cost savings associated with the transaction.

Merger with Queen Casino & Entertainment, Inc.

The Merger between the Company and Queen was accounted for as a transaction between entities under common control in accordance with ASC 805, in which the accounting acquirer (Parent and its affiliates) obtained control of the Company. As described in Note 2, "Summary of Significant Accounting Policies", the Company has elected to push down its Parent's basis in its net assets into its financial statements, and as a result, the net assets of the Predecessor were measured and recognized at their fair values as of the acquisition date and were combined with those of Queen at Queen's historical carrying amounts and are presented on a combined basis. The following disclosures relate to the Company's election to apply push down and show the effect of the change in control.

The fair value of the Merger consideration was $955.6 million, which represents 52,364,192 total shares outstanding prior to the Merger multiplied by the Merger value of $18.25 per share. Immediately following the transaction, the Company repurchased 22,804,384 shares at a price of 18.25 for a total repurchase price of $416.2 million.

The preliminary and final allocation of the purchase price is as follows:

	As of February 7, 2025		
(in thousands)	Preliminary as of February 7, 2025	Year to Date Adjustments	Final as of December 31, 2025
Cash and cash equivalents	$ 173,550	$ —	$ 173,550
Restricted cash	57,352	—	57,352
Other current assets	210,447	—	210,447
Property and equipment	1,065,486	(4,745)	1,060,741
Right of use assets	1,692,346	17,215	1,709,561
Goodwill	1,555,354	55,838	1,611,192
Intangible assets	1,866,963	(47,542)	1,819,421
Other assets	131,457	(10,570)	120,887
Total current liabilities	(548,702)	(19,200)	(567,902)
Lease liabilities	(1,823,153)	(17,215)	(1,840,368)
Long-term debt	(2,914,688)	—	(2,914,688)
Other long-term liabilities	(510,765)	26,219	(484,546)
Net assets acquired	$ 955,647	$ —	$ 955,647

The purchase consideration has been allocated to the tangible and identifiable intangible assets and liabilities based upon their estimated fair values as of the acquisition date, with the excess of the purchase consideration over the aggregate net fair values recorded as goodwill, which is not deductible for tax purposes. Accounts receivable, other assets, current liabilities and inventories were stated at their historical carrying value, which approximates fair value given the short-term nature of these assets and liabilities. The estimate of fair value for property and equipment and owned real property was based on an assessment of the assets' condition as well as an evaluation of the current market value of such assets. The fair value of leasehold interests were estimated based on evaluating contractual rent payments relative to market rent giving consideration to the Company's capitalization rates and rent coverage ratios, under the income method or by estimating the fee simple value and estimated rate of return, depending on the nature of the underlying leasehold interest. In connection with remeasuring the Company's lease liabilities, unfavorable off-market components of $130.8 million were recognized as a decrease to the Company's right of use assets, and will be amortized as a reduction of lease expense on a straight line basis over the remaining lease term.

The Company recorded intangible assets based on estimates of fair value which consisted of the following:

	Valuation Approach	Estimated Useful Life (in years)	Estimated Fair Value
Gaming licenses	Greenfield/Replacement Cost method	2-18	$ 716,998
Customer relationships	Multi-Period Excess Earnings/ Replacement Cost method	1-7	348,034
Developed technology	Relief from royalty method	5	252,700
Trade names	Relief from royalty method	12	74,600
Intellectual property license	Relief from royalty method	7	141,000
Other amortizing intangibles	Various methods	1-22	8,089
Indefinite lived trade name	Relief from royalty method	Indefinite	278,000
Total fair value of intangible assets			$ 1,819,421

The valuation of intangible assets was determined using income approach methodologies including the Greenfield method, multi-period excess earnings method, relief from royalty method, and the replacement cost method. Level 3 inputs used in estimating future cash flows included terminal growth rates of 3%, royalty rates between 2% and 19%, discount rates between 11% and 15%, operating cash flows, estimated construction costs, and pre-opening expenses, among others. The projected future cash flows are discounted to present value using an appropriate discount rate. As of December 31, 2025 (Successor), the Company has finalized its valuation of tangible and intangible assets and the allocation of the purchase price to the assets acquired and liabilities assumed.

The Company incurred $22.7 million, $11.2 million and $14.8 million of transaction-related expenses for the period from February 8, 2025 to December 31, 2025 (Successor), the period from January 1, 2025 to February 7, 2025 (Predecessor), and the year ended December 31, 2024 (Predecessor), respectively. Transaction-related expenses were incurred in connection with the Merger and are primarily related to legal and professional fees, which have been included within "General and administrative" in the consolidated statements of operations.

8.   PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of December 31, 2025 (Successor) and 2024 (Predecessor), prepaid expenses and other assets was comprised of the following:

(in thousands)	Successor December 31, 2025		Predecessor December 31, 2024	
Services and license agreements	$	26,732	$	43,141
Taxes and licenses		44,161		18,988
Prepaid marketing		13,516		11,952
Prepaid insurance		14,866		3,341
Short term derivative assets		3,975		5,359
Short term notes receivable		14,730		17,342
Other		41,629		15,348
Total prepaid expenses and other current assets	$	159,609	$	115,471

9.   PROPERTY AND EQUIPMENT

As of December 31, 2025 (Successor) and 2024 (Predecessor), property and equipment, net was comprised of the following:

(in thousands)	Successor December 31, 2025		Predecessor December 31, 2024	
Land and improvements	$	98,527	$	49,553
Building and improvements		712,236		370,086
Equipment		265,357		280,946
Furniture and fixtures		54,146		64,109
Construction in process[1]		27,621		149,906
Total property and equipment		1,157,887		914,600
Less: Accumulated depreciation		(94,148)		(283,898)
Property and equipment, net	$	1,063,739	$	630,702

---

(1) Refer to Note 15 "Leases" for further information on the Company's reclassification of its construction in process related to the construction of its permanent casino resort in Chicago in connection with the signing of the Chicago MLA.

Depreciation expense relating to property and equipment for the period from February 8, 2025 to December 31, 2025 (Successor), the period from January 1, 2025 to February 7, 2025 (Predecessor) and the year ended 2024 (Predecessor) was $73.6 million, $7.6 million, and $158.0 million, respectively.

10.   GOODWILL AND INTANGIBLE ASSETS

2025 Annual Impairment Assessment

As of October 1, 2025 (Successor), the Company performed its annual impairment assessment of goodwill and long lived assets for all reporting units and asset groups. Each individual property within the Casinos & Resorts operating segment is determined to be its own reporting unit and asset group. The reporting unit for the North America Interactive operating segment is the operating segment. The reporting units for the Bally's Intralot B2C and Bally's Intralot B2B operating segments are grouped at the geographical level.

The Company performed a quantitative test of a reporting unit and a long lived asset group within its Bally's Intralot B2B operating segment due to declining projected cash flows in its licensing business. The carrying value of the reporting unit and asset group exceeded their respective fair values, resulting in an impairment charge of $181.6 million. The goodwill within the reporting unit was impaired by $72.5 million, and the fair value was determined through a discounted cash flow approach. The valuation utilized level 3 inputs including projected cash flows, a market-based weighted average cost of capital ("WACC") of 25% and a long term growth rate of 2%. The long lived assets within the group consisted of a licensing asset, which was impaired by $109.1 million. The fair value of the asset group was determined using a relief from royalty method, which is a discounted cash flow approach and utilized level three inputs including projected cash flows, a royalty rate of 19%, a WACC of 23%, and the Company's estimates for probability of continuing use of the licensing asset.

For four indefinite lived gaming licenses in the Casinos & Resorts segment, the Company determined the useful life was no longer indefinite, and the useful life was updated to be finite lived. In accordance with ASC 350, upon re-assessing the assets as finite lived, an impairment test was performed. The Company valued the gaming licenses using the Greenfield Method under the income approach which estimates the fair value of the gaming license using a discounted cash flow model assuming the Company built a new casino with similar utility to that of the existing casino. Level 3 inputs to the valuation include estimating projected revenues and operating cash flows, including terminal growth rates of 2%, estimated construction costs, and pre-opening expenses and are discounted at a WACC of 10% for four licenses. The fair values of the four gaming licenses exceeded their respective carrying values and no impairment was recorded.

For all other reporting units, indefinite lived intangible assets and long lived asset groups, the Company performed a qualitative analysis for the annual assessment of goodwill (commonly referred to as "Step Zero"). From a qualitative perspective, in evaluating whether it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, relevant events and circumstances are taken into account, with greater weight assigned to events and circumstances that most affect the fair value or the carrying amounts of its assets. Items that were considered included, but were not limited to, the following: macroeconomic conditions, industry and market conditions and overall financial performance, and the most recent quantitative assessment performed for the reporting unit. After assessing these and other factors, the Company determined that it was more likely than not that the fair value of the reporting units subject to the qualitative assessment exceeded their carrying amounts as of October 1, 2025 (Successor). If future results vary significantly from current estimates and related projections, the Company may be required to record impairment charges.

2025 Interim Impairment

During the fourth quarter of 2025, the UK announced an increase of the remote gaming duty tax from 21% to 40%, effective in April 2026. As a result of this announcement, the Company identified a triggering event to assess impairment at a reporting unit within its Bally's Intralot B2C operating segment and performed a quantitative test for impairment. The estimated fair value of the reporting unit was determined through a combination of a discounted cash flow model and market-based approach, which utilized inputs including future cash flow projections for the reporting units, terminal growth rates of 3%, and discount rates of 12.0%. The result of this assessment did not result in any impairment as fair value exceeded carrying value. If future results significantly vary from current estimates and related projections, the Company may be required to record impairment.

2024 Annual Impairment Assessment

As of October 1, 2024 (Predecessor), the Company performed its annual impairment assessment of goodwill and long lived assets for all reporting units and asset groups. Each individual property within the Casinos & Resorts operating segment is determined to be its own reporting unit and asset group. The reporting units for the North America Interactive and Bally's Intralot B2C operating segments are the operating segments.

The Company performed a quantitative test of goodwill for its Bally's Intralot B2C reporting unit and one reporting unit within the Casinos & Resorts operating segment and determined that the fair value of the reporting units exceeded their respective carrying amounts and thus, there was no impairment. The estimated fair value of the reporting units were determined through a combination of a discounted cash flow model and market-based approach, which utilized Level 3 inputs including future cash flow projections for the reporting units, terminal growth rates of 3% and discount rates of 15% and 11%. If future results significantly vary from current estimates and related projections, the Company may be required to record impairment charges.

For the North America Interactive reporting unit and all other reporting units within the Casinos & Resorts segment with goodwill, the Company performed a qualitative analysis for the annual assessment of goodwill (commonly referred to as "Step Zero"). From a qualitative perspective, in evaluating whether it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, relevant events and circumstances are taken into account, with greater weight assigned to events and circumstances that most affect the fair value or the carrying amounts of its assets. Items that were considered included, but were not limited to, the following: macroeconomic conditions, industry and market conditions and overall financial performance, and the most recent quantitative assessment performed for the reporting unit. After assessing these and other factors, the Company determined that it was more likely than not that the fair value of the reporting units subject to the qualitative assessment exceeded their carrying amounts as of October 1, 2024 (Predecessor). If future results vary significantly from current estimates and related projections, the Company may be required to record impairment charges.

For four indefinite lived gaming licenses in the Casinos & Resorts segment, the Company determined it had an indicator of impairment based on declines in actual or projected results compared to those projected when the gaming licenses were originally valued at acquisition. The Company valued the gaming licenses using the Greenfield Method under the income approach which estimates the fair value of the gaming license using a discounted cash flow model assuming the Company built a new casino with similar utility to that of the existing casino. Level 3 inputs to the valuation include estimating projected revenues and operating cash flows, including terminal growth rates between 2% and 3%, estimated construction costs, and pre-opening expenses and is discounted at a market-based WACC, which was between 10% and 11% for three licenses. The fair values of three of the four gaming licenses were below their respective carrying values and the Company recorded a combined impairment loss of $38.6 million. The fair value of the fourth gaming license exceeded its carrying value.

For all other indefinite lived intangible assets, the Company performed a qualitative assessment of impairment and determined that it was more likely than not that the fair values of all assets exceed their carrying values as of October 1, 2024 (Predecessor). If future results vary significantly from current estimates and related projections, the Company may be required to record impairment charges.

2024 Interim Impairment

During the fourth quarter of 2024 (Predecessor), the Company divested a component within the Bally's Intralot B2B operating segment (refer to Note 3 "Related Party Transactions" for further information). As a result of this divestiture, the Company allocated goodwill on a relative fair value basis to the divested component which also triggered the need for an interim impairment assessment. The Company estimated the fair value of the reporting units using both income and market-based approaches. Specifically, the Company applied the discounted cash flow ("DCF") method under the income approach. The Company relied on the present value of expected future cash flows, including terminal value, utilizing a market-based WACC determined separately for the reporting unit as of the valuation date. The determination of fair value under the DCF method involved the use of significant Level 3 inputs and assumptions, including revenue growth rates driven by expected future activity, operating margins, capital expenditures, working capital requirements, tax rates, terminal growth rates of 3%, and a discount rate of 16%. The fair value of the reporting unit exceeded its carrying value and thus no impairment was recorded. The Company allocated $20.7 million to the component that was divested, which was subsequently de-recognized.

As a result of this divestiture, the Company identified a triggering event related to a long lived asset group within its Bally's Intralot B2B operating segment. The triggering event was the result of the expected future cash flows of the asset group being below the carrying value of the long lived assets and therefore, a quantitative impairment analysis was performed. The fair value of the intangible assets were determined using a relief from royalty method, which utilized Level 3 inputs and was exceeded by the carrying value, indicating an impairment. Inputs to the valuation included revenue projections derived from the intangible assets, a discount rate of 16% and royalty rates between 3% and 12%. As a result of the analysis, the Company recorded an aggregate $197.5 million impairment charge in its Bally's Intralot B2B operating segment. The Company allocated the loss first to intangible assets, in the amount of $125.9 million, and then the residual of $71.6 million to goodwill. These charges are recorded within "Impairment charges" in the consolidated statements of operations.

The change in carrying value of goodwill by reportable segment for the period from February 8, 2025 to December 31, 2025 (Successor), the period from January 1, 2025 to February 7, 2025 (Predecessor) and the year ended December 31, 2024 (Predecessor) is as follows:

(in thousands)	Casinos & Resorts[3][4]	Bally's Intralot B2B	Bally's Intralot B2C	North America Interactive	Corporate & Other	Total
Goodwill as of December 31, 2023 (Predecessor)[1][3]	$ 313,493	$ —	$ 1,586,590	$ 35,720	$ —	$ 1,935,803
Goodwill from current year business combinations	—	—	1,176	—	—	1,176
Effect of foreign exchange	—	(3,390)	(40,810)	(334)	—	(44,534)
Purchase accounting adjustments on prior year business combinations	(208)	—	—	—	—	(208)
Current year divestiture	—	—	(20,657)	—	—	(20,657)
Reporting unit re-allocation	—	158,733	(158,733)	—	—	—
Impairment charges	—	(71,636)	—	—	—	(71,636)
Goodwill as of December 31, 2024 (Predecessor)[1][2][4]	313,285	83,707	1,367,566	35,386	—	1,799,944
Effect of foreign exchange	—	(97)	(11,171)	—	—	(11,268)
Goodwill as of February 7, 2025 (Predecessor)[1][2][4]	$ 313,285	$ 83,610	$ 1,356,395	$ 35,386	$ —	$ 1,788,676
Goodwill as of February 8, 2025 (Successor)	$ 612,191	$ 86,008	$ 630,252	$ 56,845	$ 205,352	$ 1,590,648
Goodwill from current period business combinations	—	977,338	785,888	—	—	1,763,226
Current year measurement period adjustments	7,922	(21,219)	20,875	324	47,936	55,838
Goodwill measurement period segment re-allocation	21,942	11,416	235,834	(57,169)	(212,023)	—
Impairment charges	—	(72,497)	—	—	—	(72,497)
Effect of foreign exchange	—	13,133	82,545	—	—	95,678
Goodwill as of December 31, 2025 (Successor)[5][6]	$ 642,055	$ 994,179	$ 1,755,394	$ —	$ 41,265	$ 3,432,893

(1) Amounts are shown net of accumulated goodwill impairment charges of $5.4 million and $140.4 million for Casinos & Resorts and North America Interactive, respectively.
(2) Amounts are shown net of accumulated goodwill impairment charges of $71.6 million for Bally's Intralot B2B.
(3) As of December 31, 2023 (Predecessor), amounts shown include $50.4 million of goodwill associated with reporting units with negative carrying value.
(4) As of February 7, 2025 (Predecessor) and December 31, 2024 (Predecessor), amounts shown include $59.2 million of goodwill associated with reporting units with negative carrying value.
(5) As of December 31, 2025 (Successor), amounts shown include $115.8 million of goodwill associated with reporting units with negative carrying value.
(6) Amounts are shown net of accumulated goodwill impairment charges of $73.3 million for Bally's Intralot B2B.

The change in intangible assets, net for the period from February 8, 2025 to December 31, 2025 (Successor), the period from January 1, 2025 to February 7, 2025 (Predecessor) and the year ended December 31, 2024 (Predecessor) is as follows (in thousands):

Intangible assets, net as of December 31, 2023 (Predecessor)	$	1,871,428
Derecognition of Commercial rights - Sinclair		(202,572)
Effect of foreign exchange		(24,871)
Impairment charges		(164,486)
Capitalized software		48,392
Other intangibles acquired		3,059
Intangible assets disposed		(2,074)
Less: Amortization of intangible assets		(221,533)
Intangible assets, net as of December 31, 2024 (Predecessor)		1,307,343
Effect of foreign exchange		(3,662)
Capitalized software		3,054
Less: Amortization of intangible assets		(14,765)
Intangible assets, net as of February 7, 2025 (Predecessor)	$	1,291,970
Intangible assets, net as of February 8, 2025 (Successor)	$	1,941,245
Additions from current year business combinations		828,235
Measurement period adjustments		(47,542)
Impairment charges		(109,123)
Additions in current period[1]		503,813
Capitalized software		31,214
Effect of foreign exchange		72,664
Less: Amortization of intangible assets		(219,523)
Intangible assets, net as of December 31, 2025 (Successor)	$	3,000,983

(1) Amount includes $500.0 million acquisition of New York gaming license. Refer to Note 19 "Commitments and Contingencies" for further information.

The Company's identifiable intangible assets consist of the following:

(in thousands, except years)	Weighted average remaining life (in years)	December 31, 2025 (Successor)		
		Gross Carrying Amount	Accumulated Amortization	Net
Amortizable intangible assets:				
Gaming licenses	14.4	$ 1,279,780	$ (43,882)	$ 1,235,898
Customer relationships	11.0	588,320	(91,471)	496,849
Developed technology	8.7	535,530	(53,724)	481,806
Backlog	7.8	297,551	(8,554)	288,997
Trade names	11.8	144,801	(8,628)	136,173
Licensing asset	6.1	34,902	(1,384)	33,518
Internally developed software	4.1	31,214	(1,351)	29,863
Other	9.6	25,412	(5,533)	19,879
Total amortizable intangible assets		2,937,510	(214,527)	2,722,983
Intangible assets not subject to amortization:				
Trade names	Indefinite	278,000	—	278,000
Total unamortizable intangible assets		278,000	—	278,000
Total intangible assets, net		$ 3,215,510	$ (214,527)	$ 3,000,983

(in thousands, except years)	Weighted average remaining life (in years)	December 31, 2024 (Predecessor)		
		Gross Carrying Amount	Accumulated Amortization	Net
Amortizable intangible assets:				
Customer relationships	4.1	$ 660,005	$ (272,333)	$ 387,672
Developed technology	5.1	210,712	(70,073)	140,639
Internally developed software	3.7	105,284	(26,791)	78,493
Gaming licenses	5.6	47,797	(19,864)	27,933
Trade names	7.0	31,723	(18,032)	13,691
Hard Rock license	22.5	8,000	(2,545)	5,455
Other	9.6	11,473	(4,918)	6,555
Total amortizable intangible assets		1,074,994	(414,556)	660,438
Intangible assets not subject to amortization:				
Gaming licenses	Indefinite	546,908	—	546,908
Trade Names	Indefinite	98,784	—	98,784
Other	Indefinite	1,213	—	1,213
Total unamortizable intangible assets		646,905	—	646,905
Total intangible assets, net		$ 1,721,899	$ (414,556)	$ 1,307,343

Amortization of intangible assets was approximately $219.5 million, $14.8 million, and $221.5 million for the period from February 8, 2025 to December 31, 2025 (Successor), the period from January 1, 2025 to February 7, 2025 (Predecessor) and the year ended December 31, 2024 (Predecessor), respectively.

Refer to Note 7 "Business Combinations" for further information about the goodwill and intangible balances added from business combinations. Refer to Note 2 "Summary of Significant Accounting Policies" for intangible assets added through the Framework Agreement.

The following table shows the remaining amortization expense associated with finite lived intangible assets as of December 31, 2025 (Successor):

(in thousands)	
2026	$ 329,948
2027	328,863
2028	308,473
2029	237,569
2030	178,430
Thereafter	1,339,700
	$ 2,722,983

11. DERIVATIVE INSTRUMENTS

The Company utilizes derivative instruments in order to mitigate interest rate and currency exchange rate risk in accordance with its financial risk and liability management policy.

During the year ended December 31, 2024 (Predecessor), the Company settled $500.0 million of notional interest rate collars and received $3.9 million in termination payments, reflecting the fair value on the settlement date. The fair value on the settlement date is recorded as a component of accumulated other comprehensive income (loss), which will be reclassified into "Interest expense, net" in the consolidated statements of operations in the same period in which the hedged interest payments associated with the Company's borrowings are recorded. Additionally, the Company simultaneously entered into a series of interest rate contracts in a notional aggregate amount of $1.00 billion, to further manage the Company's exposure to interest rate movements associated with the Company's variable rate Term Loan Facility through its synthetic conversion to fixed rate debt. The tenor of these contracts were matched with the maturity of the Term Loan Facility tranche maturing on October 1, 2028.

Additionally, the Company is a party to a series of interest rate contracts and cross currency swap derivative transactions with multiple bank counterparties in order to synthetically convert a notional aggregate amount of $500.0 million of the Company's USD denominated variable rate Term Loan Facility, as disclosed in Note 14 "Long-Term Debt," into fixed rate debt over five years and $200 million of the Term Loan Facility, to an equivalent GBP denominated floating rate instrument over three years. These contracts mature in October 2028 and 2026, respectively.

Cross Currency Swaps

Net Investment Hedges - The Company is exposed to fluctuations in foreign exchange rates on investments it holds in its European foreign entities. The Company uses fixed and fixed-cross-currency swaps to hedge its exposure to changes in the foreign exchange rate on its foreign investment in Europe and their exposure to changes in the EUR-GBP exchange rate. Currency forward agreements involve fixing the USD-EUR exchange rate for delivery of a specified amount of foreign currency on a specified date. The currency forward agreements are typically cash settled in USD for their fair value at or close to their settlement date. Cross-currency swaps involve the receipt of functional-currency-fixed-rate amounts from a counterparty in exchange for the Company making foreign-currency-fixed-rate payments over the life of the agreement. These derivative arrangements qualified as net investment hedges under ASC 815, with the gain or loss resulting from changes in the spot value of the derivative reported in other comprehensive income (loss). Amounts are reclassified out of other comprehensive income (loss) into earnings when the hedged net investment is either sold or substantially liquidated. Additionally, the accrual of foreign currency and USD denominated coupons are recognized in "Interest expense, net" in the consolidated statements of operations.

Economic Hedges - During the fourth quarter of 2024 (Predecessor), as a result of the sale of the Carved-Out Business, the Company de-designated its EUR-GBP cross currency swaps as net investment hedges and began recording changes in fair value of the derivative and the accrual of foreign currency and USD denominated coupons through earnings reported in Other non-operating income (expense), net in the consolidated statements of operations. At the time of de-designation, the total amount of accumulated other comprehensive loss was $9.1 million and was recorded as part of Loss on disposal of business in General and administrative expenses in the consolidated statements of operations. Refer to Note 3 "Related Party Transactions," Note 12 "Fair Value Measurements" and Note 17 "Stockholders' Equity" for further information.

During the fourth quarter of 2025 (Successor), concurrent with the Intralot Transaction, the Company de-designated its USD-GBP cross currency swaps as net investment hedges and began recording changes in fair value of the derivative and the accrual of foreign currency and USD denominated coupons through earnings reported in Other non-operating income (expense), net in the consolidated statements of operations. Refer to Note 1 "General Information" and Note 7 "Business Combinations" for further information.

The following tables summarize the Company's cross currency swap arrangements as of December 31, 2024 (Predecessor). The Company did not have any cross currency swap arrangements designated as hedging instruments as of December 31, 2025 (Successor).

	December 31, 2025 (Successor)			December 31, 2024 (Predecessor)		
(in thousands)	Hedge Designation	Notional Sold	Notional Purchased	Hedge Designation	Notional Sold	Notional Purchased
Cross currency swaps	Economic Hedge	€ 461,595	£ 387,531	Economic Hedge	€ 461,595	£ 387,531
Cross currency swaps	Economic Hedge	£ 546,759	$ 700,000	Net Investment Hedge	£ 546,759	$ 700,000

Cash Flow Hedges

Interest Rate Contracts - The Company's objectives in using interest rate derivatives are to hedge its exposure to variability in cash flows on a portion of its floating-rate debt, to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish these objectives, the Company primarily uses interest rate swaps and collars as part of its financial risk and liability management policy. The Company's interest rate swaps and collars are designated as cash flow hedges under ASC 815. The changes in the fair value of these instruments are recorded as a component of accumulated other comprehensive income (loss) and reclassified into "Interest expense, net" in the consolidated statements of operations in the same period in which the hedged interest payments associated with the Company's borrowings are recorded. Refer to Note 12 "Fair Value Measurements" and Note 17 "Stockholders' Equity" for further information.

As of December 31, 2025 (Successor) and December 31, 2024 (Predecessor), the Company's cash flow hedges included interest rate swaps of $1.5 billion, respectively. Refer to Note 12 "Fair Value Measurements" for further information.

Foreign Exchange Forward Contracts

During the third quarter of 2025, the Company entered into a series of foreign exchange forward contracts (the "Deal Contingent FX Forwards") to hedge the EUR cash proceeds to be received in connection with the sale of its international interactive business to Intralot. The Company agreed to sell total notional amounts of €1.00 billion and buy USD at fixed exchange rates between 1.16489 and 1.18390. The Deal Contingent FX Forwards do not qualify for hedge accounting treatment and are therefore carried at fair value with gains or losses recorded to Other non-operating income (expense), net. Refer to Note 12 "Fair Value Measurements" for further information. The Deal Contingent FX Forwards settled upon completion of the deal with Intralot in October 2025.

12. FAIR VALUE MEASUREMENTS

The following tables summarize the Company's assets and liabilities measured at fair value on a recurring basis. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There were no assets and liabilities measured at fair value on a nonrecurring basis.

| | | Successor | | |
| | | December 31, 2025 | | |
(in thousands)	Balance Sheet Location	Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents	Cash and cash equivalents	$ 798,423	$ —	$ —
Restricted cash	Restricted cash	108,263	—	—
Investment in GLPI partnership	Other assets	—	18,946	—
Investment in The Star	Other assets	301,285	—	—
Derivative assets not designated as hedging instruments:				
Cross currency swaps	Prepaid expenses and other current assets	—	3,975	—
Cross currency swaps	Other assets	—	1,111	—
Total derivative assets at fair value		—	5,086	—
Total assets		$ 1,207,971	$ 24,032	$ —
Liabilities:				
Contingent consideration	Accrued and other current liabilities	$ —	$ —	$ 115,000
Contingent consideration	Other long-term liabilities	—	—	8,885
Derivative liabilities not designated as hedging instruments:				
Cross currency swaps	Accrued and other current liabilities	—	17,643	—
Cross currency swaps	Other long-term liabilities	—	51,716	—
Derivative liabilities designated as hedging instruments:				
Interest rate contracts	Accrued and other current liabilities	—	9,166	—
Interest rate contracts	Other long-term liabilities	—	29,854	—
Total derivative liabilities at fair value		—	108,379	—
Total liabilities		$ —	$ 108,379	$ 123,885

(in thousands)	Balance Sheet Location	Predecessor December 31, 2024 Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents	Cash and cash equivalents	$ 171,233	$ —	$ —
Restricted cash	Restricted cash	60,021	—	—
Investment in GLPI partnership	Other assets	—	20,418	—
Derivative assets not designated as hedging instruments				
Cross currency swaps	Prepaid expenses and other current assets	—	4,871	—
Cross currency swaps	Other assets	—	615	—
Derivative assets designated as hedging instruments:				
Interest rate contracts	Prepaid expenses and other current assets	—	340	—
Interest rate contracts	Other assets	—	336	—
Cross currency swaps	Prepaid expenses and other current assets	—	148	—
Cross currency swaps	Other assets	—	13,181	—
Total derivative assets at fair value		—	19,491	—
Total assets		$ 231,254	$ 39,909	$ —
Liabilities:				
Contingent consideration	Other long-term liabilities	$ —	$ —	$ 59,923
Derivatives not designated as hedging instruments:				
Sinclair Performance Warrants	Other long-term liabilities	—	—	58,668
Cross currency swaps	Other long-term liabilities	—	11,174	—
Derivative liabilities designated as hedging instruments:				
Interest rate contracts	Accrued and other current liabilities	—	1,855	—
Interest rate contracts	Other long-term liabilities	—	13,372	—
Cross currency swaps	Accrued and other current liabilities	—	1,189	—
Cross currency swaps	Other long-term liabilities	—	1,624	—
Total derivative liabilities at fair value		—	29,214	58,668
Total liabilities		$ —	$ 29,214	$ 118,591

There were no transfers made among the three levels in the fair value hierarchy for the period from February 8, 2025 to December 31, 2025 (Successor), period from January 1, 2025 to February 7, 2025 (Predecessor) and year ended December 31, 2024 (Predecessor).

The following table summarizes the changes in fair value of the Company's Level 3 assets and liabilities:

(in thousands)		Sinclair Performance Warrant Liability		Contingent Consideration Liability
Balance as of December 31, 2023 (Predecessor)	$	44,703	$	58,580
Change in fair value		13,965		1,343
Balance as of December 31, 2024 (Predecessor)		58,668		59,923
Change in fair value		1,180		786
Balance as of February 7, 2025 (Predecessor)	$	59,848	$	60,709
Balance as of February 8, 2025 (Successor)	$	—	$	60,709
Change in fair value		—		63,176
Balance as of December 31, 2025 (Successor)	$	—	$	123,885

The gains (losses) recognized in the consolidated statements of operations for derivative instruments are as follows:

(in thousands)	Consolidated Statements of Operations Location	Successor Period from February 8, 2025 to December 31, 2025		Predecessor Period from January 1, 2025 to February 7, 2025		Year Ended December 31, 2024
Derivatives not designated as hedging instruments						
Deal Contingent FX Forwards	Other non-operating income (expense), net	$ (774)	$	—	$	—
Sinclair Performance Warrants	Other non-operating income (expense), net	—		(1,180)		(13,965)
Cross currency swaps[1]	Other non-operating income (expense), net	11,696		50		(9,078)
Derivatives designated as hedging instruments						
Interest rate contracts	Interest expense, net	$ 4,422	$	(105)	$	(11,031)
Cross currency swaps	Interest expense, net	2,063		7		(3,658)

_____
(1) Amounts during the year ended December 31, 2024 (Predecessor), as a result of the Company's de-designation of its EUR-GBP cross currency swaps as net investment hedges, are included in General and administrative.

Derivative Instruments

The fair values of interest rate contracts and cross currency swap assets and liabilities are classified within Level 2 of the fair value hierarchy as the valuation inputs are based on estimates using currency spot and forward rates and standard pricing models that consider the value of future cash flows as of the balance sheet date, discounted to a present value using discount factors that match both the time to maturity and currency of the underlying instruments. These standard pricing models utilize inputs that are derived from or corroborated by observable market data such as interest rate yield curves as well as currency spot and forward rates. When designated as hedging instruments, changes in the fair value of these contracts are reported as a component of other comprehensive income (loss). When not designated as hedging instruments, changes in fair value of these contracts are reported within Other non-operating income (expense), net in the consolidated statements of operations.

Sinclair Performance Warrants

Sinclair Performance Warrants were accounted for as a derivative instrument classified as a liability within Level 3 of the hierarchy through February 7, 2025 (Predecessor) as the warrants are not traded in active markets and are subject to certain assumptions and estimates made by management related to the probability of meeting performance milestones. These assumptions and the probability of meeting performance targets may have a significant impact on the value of the warrant. The Performance Warrants were valued using an option pricing model, considering the Company's estimated probabilities of achieving the performance milestones for each tranche. Inputs to this valuation approach include volatility between 40% and 67%, risk free rates between 3.84% and 4.79%, the Company's common stock price for each period and expected terms between 1.5 and 6.3 years. In connection with the Queen Merger, as of February 7, 2025, all outstanding Performance Warrants became immediately exercisable at a price of $0.01 per share and were reclassified out of liabilities and into equity and are no longer measured at fair value. The fair value is recorded within "Other long-term liabilities" of the consolidated balance sheets as of December 31, 2024 (Predecessor).

Contingent consideration

In connection with the acquisition of Bally's Golf Links on September 12, 2023 (Predecessor), the purchase price included future cash payments totaling up to $125 million to the seller, based upon future events, which were uncertain at the time of acquisition. The Company recorded contingent consideration at fair value as a liability on the acquisition date, which was subsequently remeasured at each reporting date within "Other, non-operating expenses, net" in the consolidated statements of operations. The contingent consideration was valued at $59.9 million as of December 31, 2024 (Predecessor) and $123.9 million as of December 31, 2025 (Successor). As of December 31, 2024 (Predecessor), Level 3 inputs to this valuation approach included the Company's estimated probabilities of achieving the conditions for payment, expected terms between 1.5 and 3 years, and discount rates between 7.2% and 7.8%. As of December 31, 2025 (Successor), the contingency related to $115 million of the $125 million total payments was resolved and is payable in 2026. As such, that contingency was marked to its fair value of $115 million and is classified as a current liability.

Fair Value Option Equity Method Investments

The Company has long-term investments in unconsolidated entities which it accounts for under the equity method of accounting. The Company has elected the fair value option allowed by ASC 825, with respect to these investments. Under the fair value option, the investments are remeasured at fair value at each reporting period through earnings. The Company measures fair value using quoted prices in active markets that are classified within Level 1 of the hierarchy, with changes to fair value included within Other non-operating (expense) income, net of the consolidated statements of operations.

Investment in GLPI Partnership

The Company holds a limited partnership interest in GLP Capital, L.P. ("GLP"), the operating partnership of GLPI. The investment is reported at fair value based on Level 2 inputs, with changes to fair value included within "Other non-operating income (expense), net" in the consolidated statements of operations.

Long-term debt

The fair value of the Company's Term Loan Facility and senior notes are estimated based on quoted prices in active markets and are classified as Level 1 measurements. The fair value of the Revolving Credit Facility approximates its carrying amount as it is revolving, variable rate debt, and is also classified as a Level 1 measurement. In the table below, the carrying amounts of the Company's long-term debt is net of debt issuance costs, debt discounts and fair value adjustments. Refer to Note 14 "Long-Term Debt" for further information.

(in thousands)	Successor December 31, 2025 Carrying Amount	Successor December 31, 2025 Fair Value	Predecessor December 31, 2024 Carrying Amount	Predecessor December 31, 2024 Fair Value
Term Loan Facility	$ 1,408,953	$ 1,458,438	$ 1,858,800	$ 1,792,804
Intralot British Term Loan	537,234	519,315	—	—
Intralot Greek Term Loan	234,962	230,370	—	—
Intralot 6.00% Retail Bond due 2029	157,214	155,022	—	—
5.625% Senior Notes due 2029	580,494	562,500	738,517	587,813
5.875% Senior Notes due 2031	517,458	484,181	721,456	535,631
Intralot 6.75% Senior Secured Notes due 2031	708,787	699,706	—	—
Intralot Supplemental Indenture	2,436	2,436	—	—
Intralot Floating Rate Senior Notes due 2031	353,119	347,858	—	—

13.   ACCRUED AND OTHER CURRENT LIABILITIES

As of December 31, 2025 (Successor) and 2024 (Predecessor), accrued and other current liabilities consisted of the following:

(in thousands)	Successor December 31, 2025	Predecessor December 31, 2024
New York gaming license fee	$ 500,000	$ —
Gaming liabilities	232,804	187,233
Contingent consideration	115,000	—
Compensation	82,352	66,356
Interest payable	87,081	60,792
Insurance reserve	32,829	23,898
Other	277,733	143,013
Total accrued and other current liabilities	$ 1,327,799	$ 481,292

14. LONG-TERM DEBT

As of December 31, 2025 (Successor) and 2024 (Predecessor), long-term debt consisted of the following:

(in thousands)	Successor December 31, 2025	Predecessor December 31, 2024
Term Loan Facility[1]	$ 1,472,594	$ 1,886,650
Intralot British Term Loan	538,720	—
Intralot Greek Term Loan	234,962	—
Revolving Credit Facility	—	—
Intralot 6.00% Greek Retail Bond due 2029	152,726	—
Fixed Rate Senior Notes:		
5.625% Senior Notes due 2029	750,000	750,000
5.875% Senior Notes due 2031	735,000	735,000
Intralot 6.75% Senior Secured Notes due 2031	704,886	—
Intralot Floating Rate Senior Notes due 2031[2]	352,443	—
Intralot Supplemental Indenture	2,436	—
Less: Unamortized original issue discount	—	(19,760)
Less: Unamortized deferred financing fees	—	(33,117)
Less: Unamortized fair value adjustment[3]	(443,110)	—
Long-term debt, including current portion	4,500,657	3,318,773
Less: Current portion of Term Loan, Intralot Greek Term Loan and Revolving Credit Facility	(37,344)	(19,450)
Long-term debt, net of discount and deferred financing fees; excluding current portion	$ 4,463,313	$ 3,299,323

_____

(1) The Company has a series of interest rate derivatives to synthetically convert $1.0 billion notional of the Company's variable rate Term Loan Facility into fixed rate debt, and a series of cross currency swap derivatives to synthetically convert $500.0 million and $200 million notional of the Company's USD denominated Term Loan Facility into fixed rate EUR and GBP denominated debt, respectively, through its maturity in 2028. Refer to Note 11 "Derivative Instruments" for further information.

(2) At December 31, 2025 the interest rate of the Floating Rate Senior Notes was 6.526%.

(3) Represents adjustment to recognize the Company's existing debt at fair value in the Company Merger, calculated as the difference between the fair value of the Company's term loan facility and unsecured notes, estimated based on quoted prices in active markets as of the Closing Date, and the respective ending principal balances as of February 7, 2025. The adjustment is amortized through Interest expense, net using the effective interest method.

2028 Notes

In connection with the closing of the Merger on February 7, 2025, the Company entered into a note purchase agreement and issued $500.0 million in aggregate principal amount of first lien senior secured notes due 2028 (the "2028 Notes") at an annual interest rate of 11%, payable in cash quarterly in arrears, beginning on April 1, 2025.

On October 8, 2025, the Company paid in full the entire $500.0 million principal balance of its 2028 Notes through a mandatory redemption of $105.4 million and an optional redemption of $394.6 million plus a make-whole payment pursuant to the note agreement. In connection with the repayment, the Company paid a total of $540.4 million, including accrued interest. The Company recorded a loss on debt extinguishment of $57.4 million during the fourth quarter of 2025, which was comprised of the make whole payment and the acceleration of unamortized debt issuance costs and debt discount, within Other non-operating income (expense), net in the consolidated statements of operations for the period from February 8, 2025 to December 31, 2025 (Successor).

In connection with the Merger, the Company settled the pre-existing debt of Queen and recorded a loss on extinguishment of debt of $17.4 million, recorded within "Other non-operating income (expense), net" in the consolidated statements of operations for the period from February 8, 2025 to December 31, 2025 (Successor).

Unsecured Notes

On August 20, 2021, two unrestricted subsidiaries (together, the "Escrow Issuers") of the Company issued $750.0 million aggregate principal amount of 5.625% senior notes due 2029 (the "2029 Notes") and $750.0 million aggregate principal amount of 5.875% senior notes due 2031 (the "2031 Notes" and, together with the 2029 Notes, the "Senior Notes"). The Senior Notes were issued pursuant to an indenture, dated as of August 20, 2021, among the Escrow Issuers and U.S. Bank National Association, as trustee. Certain of the net proceeds from the Senior Notes offering were placed in escrow accounts for use in connection with the Gamesys acquisition. On October 1, 2021, upon the closing of the Gamesys acquisition, the Company assumed the issuer obligation under the Senior Notes. The Senior Notes are guaranteed, jointly and severally, by each of the Company's restricted subsidiaries that guarantees the Company's obligations under its Credit Agreement (as defined below).

The 2029 Notes mature on September 1, 2029 and the 2031 Notes mature on September 1, 2031. Interest is payable on the Senior Notes in cash semi-annually on March 1 and September 1 of each year, beginning on March 1, 2022.

The Company may redeem some or all of the 2031 Notes at any time prior to September 1, 2026, at prices equal to 100% of the principal amount of the 2031 Notes to be redeemed plus certain "make-whole" premiums, plus accrued and unpaid interest. The Company may redeem some or all of the Senior Notes at any time on or after September 1, 2024, in the case of the 2029 Notes, and September 1, 2026, in the case of the 2031 Notes, at certain redemption prices set forth in the indenture plus accrued and unpaid interest.

The indenture contains covenants that limit the ability of the Company and its restricted subsidiaries to, among other things, (1) incur additional indebtedness, (2) pay dividends on or make distributions in respect of capital stock or make certain other restricted payments or investments, (3) enter into certain transactions with affiliates, (4) sell or otherwise dispose of assets, (5) create or incur liens and (6) merge, consolidate or sell all or substantially all of the Company's assets. These covenants are subject to exceptions and qualifications set forth in the indenture.

Credit Facility

On October 1, 2021, the Company and certain of its subsidiaries entered into a credit agreement (the "Credit Agreement") with Deutsche Bank AG New York Branch, as administrative agent and collateral agent, and the other lenders party thereto, providing for senior secured financing of up to $2.565 billion, consisting of a senior secured term loan facility in an aggregate principal amount of $1.945 billion (the "Term Loan Facility"), which will mature in 2028, and a senior secured revolving credit facility in an aggregate principal amount of $620.0 million (the "Revolving Credit Facility"), which will mature in 2026.

The credit facilities allow the Company to increase the size of the Term Loan Facility or request one or more incremental term loan facilities or increase commitments under the Revolving Credit Facility or add one or more incremental revolving facilities in an aggregate amount not to exceed the greater of $650.0 million and 100% of the Company's consolidated EBITDA for the most recent four-quarter period plus or minus certain amounts as specified in the Credit Agreement, including an unlimited amount subject to compliance with a consolidated total secured net leverage ratio as set out in the Credit Agreement.

The credit facilities are guaranteed by the Company's restricted subsidiaries, subject to certain exceptions, and secured by a first-priority lien on substantially all of the Company's and each of the guarantors' assets, subject to certain exceptions.

As of June 30, 2023, with the discontinuation of the LIBOR reference rate, borrowings under the credit facilities bear interest at a rate equal to, at the Company's option, either (1) the term Secured Overnight Financing Rate ("SOFR"), adjusted for certain additional costs and subject to a floor of 0.50% in the case of term loans and 0.00% in the case of revolving loans or (2) a base rate determined by reference to the greatest of (a) the federal funds rate plus 0.50%, (b) the prime rate, (c) the one-month SOFR rate plus 1.00%, (d) solely in the case of term loans, 1.50% and (e) solely in the case of revolving loans, 1.00%, in each case of clauses (1) and (2), plus an applicable margin. In addition, on a quarterly basis, the Company is required to pay each lender under the Revolving Credit Facility a 0.50% or 0.375% commitment fee in respect of commitments under the Revolving Credit Facility, with the applicable commitment fee determined based on the Company's total net leverage ratio.

The credit facilities contain covenants that limit the ability of the Company and its restricted subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments, sell assets, make certain investments and grant liens. These covenants are subject to exceptions and qualifications set forth in the Credit Agreement. The Revolving Credit Facility contains a financial covenant regarding a maximum first lien net leverage ratio that applies when borrowings under the Revolving Credit Facility exceed 30% of the total revolving commitment. As of December 31, 2025 (Successor), the Company was in compliance with its covenants under the Credit Agreement.

In September 2025, the Company executed a Third Amendment to the Credit Agreement ("Amendment No. 3") and an Incremental Joinder Agreement that collectively extended and increased the revolving credit facility and updated certain covenants and pricing provisions. Following the effectiveness of these amendments, which was subject to regulatory approvals and obtained in January 2026, a portion of the revolving credit facility will mature in 2028, while the remaining portion will mature in 2026. The amendments also provide for reductions in revolving commitments and related prepayments if specified transactions are completed. The revolving credit facility will continue to bear interest, at the Company's option, at a SOFR-based or base-rate benchmark plus an applicable margin determined by the Company's consolidated total-leverage ratio. The Credit Facilities continue to be guaranteed by the Company's restricted subsidiaries (subject to customary exceptions) and secured by a first-priority lien on substantially all of the assets of the Company and such guarantors. Amendment No. 3 also refined the financial maintenance covenant applicable to the revolving lenders and reduced the utilization threshold at which the covenant becomes effective to 25%.

On October 10, 2025, the Company partially repaid a portion of the Term Loan Facility, paying $401.5 million in cash for a $394.6 million reduction in principal and $6.9 million settlement of accrued interest, and recognized a $18.3 million loss on extinguishment of debt.

In an effort to mitigate the interest rate risk associated with the Company's variable rate credit facilities, the Company utilizes interest rate and cross currency swap derivative instruments. Refer to Note 11 "Derivative Instruments" for further information.

Intralot Debt Assumed at Fair Value

In connection with the Intralot Transaction, the Company assumed Intralot's debt in an aggregate principal amount of $1.97 billion, which was recorded at fair value of $1.98 billion. The fair value adjustment of $7.8 million, representing the difference between the aggregate principal amount and the acquisition-date fair value, is being amortized in interest expense over the weight-average remaining life of the assumed debt using the effective interest method. For the period from February 8, 2025 to December 31, 2025, (Successor), amortization of the fair value adjustment recognized in interest expense was $0.4 million. Refer to Note 7 "Business Combinations" for further information.

Intralot Greek Retail Bond

On February 27, 2024, Intralot established a common bond loan program (the "Intralot Greek Retail Bond") for the issuance of up to €130.0 million aggregate principal amount of bonds, with a minimum issuance of €120.0 million The bonds admitted to trading on the Fixed Income Securities category of the Regulated Market of the Athens Stock Exchange. As of December 31, 2025 (Successor), €130.0 million aggregate principal amount ($152.7 million) was outstanding under the Intralot Greek Retail Bond.

The bonds bear interest at a fixed annual percentage of 6.00% per annum, which will remain fixed throughout the duration of the bond loan. The interest is payable semi-annually. The Intralot Greek Retail Bond matures February 27, 2029, at which time the Intralot is obliged to repay the principal in full, together with outstanding accrued interest and any other amounts payable.

The Intralot Greek Retail Bond is an unsecured obligation of Intralot, with the benefit of a first-priority pledge over a designated bond loan collateral account. The bonds rank pari passu with the claims of all other unsecured creditors of Intralot, with the exception of claims that have a statutory privilege. The Intralot Greek Retail Bond is not guaranteed by any of Intralot's subsidiaries.

Intralot may not redeem the bonds prior to the expiration of the second interest period following the issue date. Thereafter, Intralot may redeem all or a portion of the bonds, subject to a minimum redemption amount of €15.0 million and a requirement that at least €50.0 million in aggregate principal amount remain outstanding after any partial redemption. Early redemption is subject to the payment of applicable premiums.

In the event of a change of control each bondholder has the right to require Intralot to repurchase of part or all of such bondholder's bonds at a price equal to 101% of the nominal value, plus accrued and unpaid interest and any additional amounts.

Intralot Greek Senior Facilities Agreement

On October 3, 2025, Intralot Capital Luxembourg S.A. ("Intralot Capital"), a wholly owned indirect subsidiary of the Company, entered into a Senior Facilities Agreement (the "Intralot Greek Term Loan") with Alpha Bank S.A., Optima Bank S.A., Piraeus Bank S.A., CrediaBank S.A. and other parties, providing for an amortizing euro-denominated term loan facility in an aggregate amount up to €270.0 million of which Intralot has drawn €200.0 million as of December 31, 2025 (Successor).

The Intralot Greek Term Loan bears interest at a rate equal to 7.0% per annum. Interest periods may be selected in accordance with the agreement terms. The Intralot Greek Term Loan requires semi-annual principal repayments plus accrued interest through the maturity date of October 8, 2029. Subject to an intercreditor agreement, Intralot Greek Term Loan caries the same security priority as other senior secured obligations.

Intralot British Pound Term Loan

Intralot Capital is a party to a Senior Facilities Agreement (the "Intralot British Term Loan") with various lenders and agents, providing for a settling-denominated term loan facility in an aggregate principal amount of £400.0 million. As of December 31, 2025 (Successor), £400.0 million ($538.7 million) was outstanding under the Intralot British Term Loan.

The Intralot British Term Loan bears interest at a rate equal to SONIA (Sterling Overnight Index Average) plus a margin of 5.5%. Interest periods may be one, three, or six months, or such other periods as agreed among the parties. The Borrower pays accrued interest on the last day of each interest period.

The Intralot British Term Loan is secured by first-ranking security interests, including pledges of shares in Intralot Capital and material subsidiaries of Intralot and, in certain jurisdictions, security over substantially all assets of the obligors. The Intralot British Term Loan matures on October 8, 2031.

Intralot Fixed and Floating Interest Rate Bonds

Intralot Capital has issued €600.0 million aggregate principal amount of 6.750% Senior Secured Fixed Rate Notes due 2031 (the "Intralot Fixed Rate Notes") and €300.0 million aggregate principal amount of Senior Secured Floating Rate Notes due 2031 (the "Intralot Floating Rate Notes" and, together with the Intralot Fixed Rate Notes, the "Intralot Notes"), pursuant to an indenture dated September 30, 2025 (the "Intralot Indenture") among Intralot Capital, Intralot, and its subsidiaries, as guarantor, and The Law Debenture Trust Corporation p.l.c., as trustee. As of December 31, 2025 (Successor), the full €900.0 million aggregate principal amount ($1.1 billion) of the Intralot Notes was outstanding.

The Intralot Fixed Rate Notes bear interest at a fixed rate of 6.750% per annum, payable semi-annually, commencing on April 15, 2026. The Intralot Floating Rate Notes bear interest at a rate per annum, reset quarterly, equal to three-month EURIBOR (subject to a 0% floor) plus 4.500%, payable quarterly, commencing on February 28, 2026. The Intralot Notes mature on October 15, 2031.

The Intralot Notes are senior secured obligations of Intralot Capital, secured by first-ranking security interests (to the extent legally possible) over the share of obligors and material subsidiaries, structural intercompany receivables, and to the extent customary in the applicable jurisdiction, substantially all assets of the obligors. Enforcement of security is subject to an intercreditor agreement, and the Intralot Notes may share collateral on an equal ranking or junior basis with other permitted indebtedness as described in the Intralot Indenture.

The Intralot Notes are unconditionally guaranteed, jointly and severally, by Intralot and future guarantors that is required to become a guarantor under the Intralot Indenture. The guarantees are subject to customary limitations under applicable law.

The Intralot Fixed Rate Notes may be redeemed at the option of Intralot Capital, in whole or in part, at any time on or after October 15, 2027, at determined redemption prices over time, plus accrued and unpaid interest. Prior to October 15, 2027, Intralot Capital may redeem the Intralot Fixed Rate Notes at a premium, which is the greater of (a) 1% of the outstanding principal amount and (b) the present value of the redemption price at October 15, 2027 plus all required interest payments through that date, computed using a discount rate equal to the Bund Rate plus 50 basis points, over the outstanding principal amount.

The Intralot Floating Rate Notes may be redeemed at the option of Intralot Capital at any time on or after October 15, 2026, at a redemption price equal to 100.0% of the principal amount redeemed plus accrued and unpaid interest.

In addition, prior to October 15, 2027 (in the case of Intralot Fixed Rate Notes) or October 15, 2026 (in the case of Intralot Floating Rate Notes), Intralot Capital may redeem up to 40% of the aggregate principal amount of the Intralot Notes with the net cash proceeds of certain equity offerings at a redemption price equal to 106.750% (in the case of Intralot Fixed Rate Notes) of the principal amount plus accrued and unpaid interest, subject to certain conditions, including that at least 50% of the original aggregate principal amount of the Intralot Notes must remain outstanding immediately after each such redemption.

The Intralot Notes are not convertible into equity securities of Intralot Capital or any other entity.

Intralot Super Senior Revolving Credit Facility

Intralot Capital is a party to a Super Senior Revolving Credit Facility Agreement (the "Intralot RCF Agreement") with various lenders and agents, providing for revolving credit commitments in an aggregate principal amount equal to the greater of €190.0 million and 40.0% of Intralot's four-quarter consolidated EBITDA. The facility may be utilized by way of revolving loans, letters of credit, or ancillary facilities. The minimum utilization amount is €0.5 million for euro-denominated borrowings.

The Intralot RCF Agreement initially bears interest at the applicable reference rate plus a margin of 4.50% per annum, subject to future leverage-based adjustments ranging from 4.75% to 3.75% based on Intralot's senior secured net leverage ratio.

Intralot Capital pays a commitment fee equal to 30% of the applicable margin on unused commitments, payable quarterly in arrears. Letter of credit fees are equal to the applicable margin for revolving loans, plus a fronting fee of 0.125% per annum. The facility matures on July 1, 2030.

As of December 31, 2025 (Successor), the Company had no borrowing outstanding under the Intralot RCF Agreement, no letters of credit outstanding, and €190.0 million of unused commitments available.

The Intralot RCF Agreement is subject to mandatory prepayment upon a change of control and customer conditions precedent to borrowing. The Intralot RCF Agreement contains customary covenants, including limitations on incurring additional indebtedness and issuance of disqualified stock and preferred stock; restricted payments; liens; asset sales; transactions with affiliates; and reporting requirements. The financial covenants include the maintenance of a senior secured net leverage ratio, tested quarterly, as well as a total net leverage ratio not exceeding 4.75:1.00.

The Intralot Indenture and the Company's credit agreements contain customary restrictive covenants, including limitations on incurring additional indebtedness and the issuance of disqualified stock and preferred stock, restricted payments, liens, asset sales, and transactions with affiliates; and reporting requirements.

If the Intralot Notes or facilities obtain investment grade ratings from two rating agencies and no default has occurred and is continuing, certain of these covenants will be suspended. Upon a reversion date (when the instruments no longer maintain investment grade ratings from two rating agencies), the suspended covenants will be reinstated with respect to future events. The Company's debt agreements contain customary cross-default and cross-acceleration provisions.

As of December 31, 2025 (Successor), the Company was in compliance with all covenants under its debt agreements and there were no defaults in principal, interest, sinking fund, or redemption provisions with respect to any of its outstanding indebtedness. No waivers of acceleration or covenant violations were in effect as of December 31, 2025 (Successor).

Debt Maturities

As of December 31, 2025 (Successor), the contractual annual principal maturities of long-term debt, including the Revolving Credit Facility, are as follows:

(in thousands)

2026	$ 37,344
2027	66,442
2028	1,492,434
2029	1,014,333
2030	—
Thereafter	2,333,214
	$ 4,943,767

15.   LEASES

Operating Leases

The Company is committed under various operating lease agreements for real estate and property used in operations. Certain leases include various renewal options which are included in the lease term when the Company has determined it is reasonably certain of exercising the options. Certain of these leases include percentage rent payments based on property revenues and/or rent escalation provisions determined by increases in the CPI. These percentage rent and escalation provisions are treated as variable lease payments and recognized as lease expense in the period in which the obligation for those payments are incurred. Discount rates used to determine the present value of the lease payments are based on the Company's incremental borrowing rate commensurate with the term of the lease.

The Company had total operating lease liabilities of $1.93 billion and $1.62 billion as of December 31, 2025 (Successor) and 2024 (Predecessor), respectively, and right of use assets of $1.77 billion and $1.54 billion as of December 31, 2025 (Successor) and 2024 (Predecessor), respectively, which were included in the consolidated balance sheets.

GLPI Leases

As of December 31, 2025 (Successor), the Company leases certain properties from GLPI under two separate master lease agreements, the "Master Lease," and the "Master Lease No. 2." The Company's Bally's Evansville, Bally's Dover, Bally's Quad Cities, Bally's Black Hawk, Bally's Tiverton and Hard Rock Biloxi properties are leased under the terms of the "Master Lease" which requires combined initial minimum annual payments of $101.5 million. The Company's Bally's Kansas City and Bally's Shreveport properties are leased under the terms of the "Master Lease No. 2" which requires combined initial minimum annual payments of $32.2 million. All components of the Master Lease and Master Lease No. 2 are accounted for as operating leases within the provisions of ASC 842, over the lease term or until a re-assessment event occurs. Both leases have an initial term of 15 years and include four, five-year options to renew and are subject to a minimum 1% annual escalation or greater escalation dependent on CPI. The renewal options are not reasonably certain of exercise as of December 31, 2025 (Successor).

Following the Merger, as of June 20, 2025 (Successor), the Company also has a master lease agreement through Queen with GLPI, the "Queen Master Lease", with The Queen Baton Rouge, Bally's Baton Rouge Casino and Hotel, Casino Queen Marquette and DraftKings at Casino Queen properties originally being leased under the terms of the Queen Master Lease, which required initial combined minimum annual payments of $31.7 million. All components of the Queen Master Lease are accounted for as operating leases within the provisions of ASC 842, over the lease term or until a re-assessment event occurs. The Queen Master Lease has an initial term of 15 years and includes four, five-year options to renew and is subject to annual escalation. The renewal options are not reasonably certain of exercise as of December 31, 2025 (Successor).

Effective July 1, 2025 (Successor), the DraftKings at Casino Queen and The Queen Baton Rouge properties were transferred to Master Lease No. 2 and the associated annual payments of $28.9 million were reallocated from the Casino Queen Master Lease to Master Lease No. 2. This was treated as a lease modification event where lease payments were reallocated across components of the Master Lease No. 2 on a relative fair value basis and the right of use assets and lease liabilities were remeasured.

In addition to the properties under the master leases explained above, the Company leases land associated with Tropicana Las Vegas under a ground lease established with GLPI in 2022. This lease has an initial term of 50 years, with the possibility of extending up to 99 years through renewal options, and requires initial minimum annual payments of $10.5 million, subject to minimum 1% annual escalation or greater escalation dependent on CPI. In 2024, the Company modified the lease and GLPI paid $48.6 million to the Company to fund the demolition of the building at the Tropicana Las Vegas site in exchange for increasing initial annual payments by $4.1 million, subject to a minimum 1% annual increase or greater based on CPI, for a total modified initial minimum annual payment of $14.6 million. The lease modification did not change the lease classification. As of December 31, 2025 (Successor), the renewal options are not considered reasonably certain to be exercised.

On July 17, 2025, the Company entered into a new master lease agreement with GLP (the "Chicago MLA"), that amended the existing ground lease for the property on which the Company plans to develop its Permanent Facility and a development agreement with GLP (the "Chicago Development Agreement") pursuant to which GLP has committed to advance up to $940 million (the "GLP Development Advances") for the payment of hard costs used to construct the Permanent Facility in exchange for increasing the amount of rent payable to GLP under the Chicago MLA.

The Chicago MLA has an initial term of 15 years and includes four, five-year options to renew and is subject to annual escalation. Annual rent under the Chicago MLA is $20 million, with additional rent equal to 8.5% of the GLP Development Advances that are granted to the Company. The amended and restated ground lease was considered a lease termination in the third quarter due to the Company ceasing to control the use of the land effective upon signing of the Chicago MLA. As a result of the termination, the right of use asset and lease liability were derecognized, and a $0.5 million gain on lease termination was recorded. Under the Development Agreement, as construction occurs, the Company will recognize a construction receivable on the consolidated balance sheets due from the GLP. To the extent costs exceed the amount to be reimbursed by GLP, such costs are considered prepaid rent, which will be added to the associated operating lease right of use asset once the lease commences. As of December 31, 2025 (Successor), the construction receivable balance was $63.2 million, classified within Accounts receivable, net, and the prepaid rent balance was $175.8 million, classified within Other assets. In addition, the Company incurred a loss on sale of assets to GLP of $8.7 million during the third quarter of 2025 related to construction costs previously capitalized that were determined not to represent prepaid rent, including capitalized interest of $4.8 million. This loss is classified within General and administrative on the Consolidated Statement of Operations. During the fourth quarter of 2025, the Company received reimbursements from GLP of $201.6 million.

Components of the Company's lease costs were as follows:

| | Successor | Predecessor | |
| | Period from February 8, 2025 to December 31, 2025 | Period from January 1, 2025 to February 7, 2025 | Year Ended December 31, 2024 |
(in thousands)			
Operating lease expense[1]			
Operating lease cost	$ 208,377	$ 21,714	$ 157,829
Variable lease cost	8,873	1,238	12,121
Operating lease expense	217,250	22,952	169,950
Short-term lease expense	21,925	2,393	22,871
Total operating lease expense	$ 239,175	$ 25,345	$ 192,821
Gain on sale lease-back, net[2][3]	$ —	$ —	$ 86,254

(1) Included within "General and administrative" in the Consolidated Statements of Operations
(2) Included within "Gain on sale-leaseback, net" in the Consolidated Statements of Operations.
(3) Gain on sale-leaseback, net includes a gain of $26.4 million and $209.8 million from the termination of the previous right of use assets and lease liabilities and difference in the transaction price and the derecognition of assets, respectively, related to Bally's Kansas City and Bally's Shreveport, as well as a loss of $150.0 million as a result of the lease modification of the land underlying the Company's Bally's Chicago project during the year ended December 31, 2024 (Predecessor).

Supplemental cash flow and other information related to operating leases are as follows:

| | Successor | Predecessor | |
| | Period from February 8, 2025 to December 31, 2025 | Period from January 1, 2025 to February 7, 2025 | Year Ended December 31, 2024 |
(in thousands)			
Cash paid for amounts included in the lease liability - operating cash flows from operating leases	$ 195,915	$ 30,843	$ 145,891
Right of use assets obtained in exchange for operating lease liabilities	129,273	—	495,747
Derecognition of operating leases	(259,607)	—	—
Derecognition of financing obligation	—	—	(200,000)

| | Successor | Predecessor |
	December 31, 2025	December 31, 2024
Weighted average remaining lease term	15.6 years	26.2 years
Weighted average discount rate	7.3 %	8.5 %

As of December 31, 2025 (Successor), future minimum lease payments under noncancelable operating leases are as follows:

(in thousands)		
2026	$	236,872
2027		230,118
2028		229,308
2029		229,933
2030		231,032
Thereafter		2,255,078
Total lease payments		3,412,341
Less: present value discount		(1,478,504)
Lease obligations[1]	$	1,933,837

_____

(1) Total lease obligations exclude future minimum lease payments under the Chicago MLA, which has not yet commenced as of December 31, 2025 (Successor).

Lease Transactions

On February 11, 2026, the Company completed the previously announced sale-leaseback of its Bally's Twin River property to GLP for total consideration of $700 million, with initial annual rent of $56 million. Following the sale-leaseback, Bally's Twin River is leased under the terms of Master Lease No. 2.

Lessor

The Company leases its hotel rooms to patrons. Hotel leasing arrangements vary in duration, but are short-term in nature. Additionally, the Company leases lottery equipment to government lottery commissions in conjunction with providing related operations, maintenance, and support services. These arrangements are priced either as (i) a fixed fee per machine per period or (ii) a variable fee based on a percentage of the lottery organization's gross ticket sales.

The Company records lessor revenue in "Non-gaming revenue" within the consolidated statements of operations. For the period from February 8, 2025 to December 31, 2025 (Successor), the period from January 1, 2025 to February 7, 2025 (Predecessor) and the year ended December 31, 2024 (Predecessor), the Company recognized $119.4 million, $11.0 million and $148.7 million of lessor revenues.

16.   EQUITY PLANS

Equity Incentive Plans

As of December 31, 2025 (Successor), the Company has one equity incentive plan: the Bally's Corporation 2021 Equity Incentive Plan ("2021 Incentive Plan"). The 2021 Incentive Plan was approved by shareholders at its 2021 Annual Meeting of Shareholders effective May 18, 2021. The 2021 Incentive Plan provides for the grant of stock options, RSAs, RSUs, PSUs and other awards (including those with performance-based vesting criteria) (collectively, "restricted awards" to employees, directors or consultants of the Company. As of December 31, 2025 (Successor), 1.0 million shares were available for grant under the 2021 Incentive Plan.

As a result of the Merger described in Note 1, "General Information", all outstanding restricted stock awards granted under the Queen Casino's Amended and Restated 2023 Equity Incentive Plan were cancelled and converted into restricted stock awards under the Company's 2021 Incentive Plan. The conversion was based on an exchange ratio set forth in the Merger Agreement and resulted in the issuance of 1,754,410 restricted awards.

Share-Based Compensation

The Company recognized total share-based compensation expense of $31.1 million, $2.0 million and $14.8 million for the period from February 8, 2025 to December 31, 2025 (Successor), the period from January 1, 2025 to February 7, 2025 (Predecessor) and the year ended December 31, 2024 (Predecessor), respectively. The total income tax benefit for share-based compensation arrangements was $8.1 million, $0.5 million and $3.9 million, for the period from February 8, 2025 to December 31, 2025 (Successor), the period from January 1, 2025 to February 7, 2025 (Predecessor) and the year ended December 31, 2024 (Predecessor), respectively.

As of December 31, 2025 (Successor), there was $4.8 million of unrecognized compensation cost related to outstanding share-based compensation arrangements (including RSA, RSU and PSU arrangements and stock options) which is expected to be recognized over a weighted average period of 1.2 years.

Restricted Stock Units and Performance-Based Restricted Stock Units

Under the 2021 Incentive Plan, RSUs and PSUs have been awarded to eligible employees, members of the Company's senior management and certain members of its Board of Directors. Each RSU and PSU represents the right to receive one share of the Company's common stock. RSUs generally vest in one-third increments over a three year period and compensation cost is recognized over the respective service periods based on the grant date fair value. PSUs generally vest over a three year period depending on the individual award agreement and become eligible for vesting upon attainment of performance objectives for the performance period. The number of PSUs that may become eligible for vesting varies and is dependent upon whether the performance targets are met, partially met or exceeded each year. The fair value of RSUs and PSUs is based on the Company's common stock price as of the grant date.

The following summary presents information of equity-classified RSU and PSU activity for the period from February 8, 2025 to December 31, 2025 (Successor) and period from January 1, 2025 to February 7, 2025 (Predecessor):

	Restricted Stock Units	Performance Stock Units	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2024 (Predecessor)	981,340	326,155	$ 15.85
Granted	—	—	—
Vested	(11,148)	—	22.10
Forfeited	(7,811)	—	14.45
Outstanding at February 7, 2025 (Predecessor)	962,381	326,155	$ 15.80
Outstanding at February 8, 2025 (Successor)	962,381	326,155	$ 15.80
Granted	1,407,245	443,383	14.66
Vested	(1,555,300)	(363,960)	16.54
Forfeited	(90,309)	(100,054)	15.24
Outstanding at December 31, 2025 (Successor)	724,017	305,524	$ 12.49

The total intrinsic value of RSUs vested was $27.1 million, $0.2 million, and $6.9 million, for the period from February 8, 2025 to December 31, 2025 (Successor), the period from January 1, 2025 to February 7, 2025 (Predecessor) and the year ended December 31, 2024 (Predecessor), respectively.

For PSU awards, performance objectives for each year are established no later than 90 days following the start of the year. As the performance targets have not yet been established for the PSUs that are eligible to be earned in 2026 or later, a grant date has not yet been established for those awards in accordance with ASC 718. The grant date for the 2025 (Successor) and 2024 (Predecessor) performance periods have been established and based upon achievement of the performance criteria for the calendar years ended December 31, 2025 (Successor) and 2024 (Predecessor), 305,524 and 326,155 PSUs, respectively, became eligible for vesting.

Stock Options

During the fourth quarter of 2025 (Successor), the Company granted equity-classified stock options under the 2021 Incentive Plan. The stock options vest in three equal annual installments, half of which are based on continuous service with the Company and half of which are based on the achievement of applicable performance criteria for each of the years ended December 31, 2026, 2027 and 2028.

There were no stock options outstanding for the period ending February 7, 2025 (Predecessor). The following summary presents information of stock options activity for the period from February 8, 2025 to December 31, 2025 (Successor):

	Stock Options		Weighted Average Grant Date Fair Value
Outstanding at February 8, 2025 (Successor)	—	$	—
Granted	1,567,500		5.32
Outstanding at December 31, 2025 (Successor)	1,567,500	$	5.32

The following table summarizes the Company's stock options outstanding as of December 31, 2025 (Successor):

	Options Outstanding		
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 18.25	1,567,500	2.0 years	$ 18.25

As of December 31, 2025 (Successor), no options were exercisable and the options outstanding had no intrinsic value.

17. STOCKHOLDERS' EQUITY

Capital Return Program

The Company has a Board of Directors approved capital return program under which the Company may expend a total of up to $700 million for share repurchases and payment of dividends. Future share repurchases may be effected in various ways, which could include open-market or private repurchase transactions, accelerated stock repurchase programs, tender offers or other transactions. The amount, timing and terms of any return of capital transaction will be determined based on prevailing market conditions and other factors. There is no fixed time period to complete share repurchases. As of December 31, 2025 (Successor), $95.5 million was available for use under the capital return program.

There was no repurchase activity during the period from February 8, 2025 to December 31, 2025 (Successor), period from January 1, 2025 to February 7, 2025 (Predecessor) or year ended December 31, 2024 (Predecessor).

No cash dividends were paid during the period from February 8, 2025 to December 31, 2025 (Successor), period from January 1, 2025 to February 7, 2025 (Predecessor) or year ended December 31, 2024 (Predecessor). As of December 31, 2025 (Successor), the Company does not intend to pay dividends on its common stock for the foreseeable future. Any future determinations regarding the Company's dividend policies will be at the discretion of the Board and will depend on then-current conditions, including the Company's financial condition, results of operations, contractual restrictions, capital and regulatory requirements and other factors the Board deems relevant.

Preferred Stock

The Company has authorized the issuance of up to 10 million shares of $0.01 par value preferred stock. As of December 31, 2025 (Successor) and 2024 (Predecessor), no shares of preferred stock have been issued.

Shares Outstanding

As of December 31, 2025 (Successor), the Company had 48,524,809 common shares issued and outstanding. The Company issued warrants, options and other contingent consideration in acquisitions and strategic partnerships that are expected to result in the issuance of common shares in future periods resulting from the exercise of warrants and options or the achievement of certain performance targets. These incremental shares are summarized below:

Penny Warrants (Note 2)	11,619,725
Outstanding awards under Equity Incentive Plans (Note 16)	2,597,041
	14,216,766

Accumulated Other Comprehensive Loss

The following table reflects the change in accumulated other comprehensive loss by component:

	Predecessor				
(in thousands)	**Foreign Currency Translation Adjustment[1]**	**Benefit Plans**	**Cash Flow Hedges**	**Net Investment Hedges[2]**	**Total**
Accumulated other comprehensive (loss) income at December 31, 2023 (Predecessor)	$ (177,203)	$ 886	$ (11,246)	$ (21,995)	$ (209,558)
Other comprehensive (loss) income before reclassifications	(79,853)	1,172	16,003	24,843	(37,835)
Reclassifications from accumulated other comprehensive (loss) income to earnings	(4,689)	—	(11,031)	5,420	(10,300)
Tax effect	—	(312)	(1,915)	(347)	(2,574)
Net current period other comprehensive (loss) income	(84,542)	860	3,057	29,916	(50,709)
Accumulated other comprehensive (loss) income at December 31, 2024 (Predecessor)	(261,745)	1,746	(8,189)	7,921	(260,267)
Other comprehensive (loss) income before reclassifications	(13,097)	—	1,425	3,655	(8,017)
Reclassifications from accumulated other comprehensive (loss) income to earnings	—	—	(105)	7	(98)
Tax effect	—	—	(352)	(976)	(1,328)
Net current period other comprehensive (loss) income	(13,097)	—	968	2,686	(9,443)
Accumulated other comprehensive (loss) income at February 7, 2025 (Predecessor)	$ (274,842)	$ 1,746	$ (7,221)	$ 10,607	$ (269,710)

	Successor				
(in thousands)	**Foreign Currency Translation Adjustment**	**Benefit Plans**	**Cash Flow Hedges[3]**	**Net Investment Hedges**	**Total**
Accumulated other comprehensive income (loss) at February 8, 2025 (Successor)	$ —	$ —	$ —	$ —	$ —
Other comprehensive income (loss) before reclassifications	172,110	18	(27,057)	(56,773)	88,298
Reclassification from accumulated other comprehensive income (loss) to earnings	—	—	4,422	2,063	6,485
Tax effect	(44,275)	—	5,906	14,275	(24,094)
Net current period other comprehensive income (loss)	127,835	18	(16,729)	(40,435)	70,689
Amount attributable to non-controlling interest	(1,268)	—	—	—	(1,268)
Accumulated other comprehensive income (loss) at December 31, 2025 (Successor)	$ 126,567	$ 18	$ (16,729)	$ (40,435)	$ 69,421

(1) Reclassifications from accumulated other comprehensive (loss) income during the year ended December 31, 2024 (Predecessor) to earnings includes the foreign currency translation adjustment of $(4.7) million released related to the Company's sale of the Carved-Out Business (refer to Note 3 "Related Party Transactions" for further information).

(2) Reclassifications from accumulated other comprehensive (loss) income during the year ended December 31, 2024 (Predecessor) to earnings includes $9.1 million released as a result of de-designating a EUR-GBP cross currency swap related to the Company's sale of the Carved-Out Business (refer to Note 3 "Related Party Transactions" for further information).

(3) As of December 31, 2025 (Successor), approximately $16.9 million of existing gains and losses are estimated to be reclassified into earnings within the next 12 months.

18.   INCOME TAXES

The components of income (loss) before taxes are as follows:

	Successor	Predecessor	
	Period from February 8, 2025 to December 31, 2025	**Period from January 1, 2025 to February 7, 2025**	**Year Ended December 31, 2024**
(in thousands)			
Domestic	$ (432,530)	$ (60,066)	$ (456,728)
Foreign	(185,445)	9,706	(95,774)
Total	$ (617,975)	$ (50,360)	$ (552,502)

The components of the provision (benefit) for income taxes are as follows:

	Successor	Predecessor	
	Period from February 8, 2025 to December 31, 2025	**Period from January 1, 2025 to February 7, 2025**	**Year Ended December 31, 2024**
(in thousands)			
Current taxes			
Federal	$ (488)	$ —	$ (3,219)
State	(175)	3	1,390
Foreign	41,959	1,762	(6,866)
	41,296	1,765	(8,695)
Deferred taxes			
Federal	19,928	(367)	(18,326)
State	2,744	(734)	(10,789)
Foreign	(16,404)	—	53,062
	6,268	(1,101)	23,947
Provision for income taxes	$ 47,564	$ 664	$ 15,252

BALLY'S CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the provision for income taxes to the amount computed by applying the 21% US federal income tax rate to income (loss) before income taxes after the adoption of ASU 2023-09 is as follows:

	Successor		Predecessor	
	Period from February 8, 2025 to December 31, 2025		Period from January 1, 2025 to February 7, 2025	
(in thousands, except percentages)	Amount	Percentage	Amount	Percentage
Income tax expense at US Federal Statutory Tax Rate	$ (129,774)	21.0 %	$ (10,576)	21.0 %
State and local income taxes, net of federal effect[1][2]	2,539	(0.4)%	(577)	1.2 %
Foreign tax effects:				
Gibraltar				
Statutory tax rate difference between Gibraltar and United States	25,700	(4.2)%	(39)	0.1 %
Nondeductible expenses and nontaxable income	(1,944)	0.3 %	1,481	(2.9)%
Other	563	(0.1)%	(95)	0.2 %
United Kingdom				
Statutory tax rate difference between the United Kingdom and United States	686	(0.1)%	41	(0.1)%
Changes in valuation allowance	10,357	(1.7)%	134	(0.3)%
Nondeductible expenses and nontaxable income	(20,325)	3.3 %	(520)	1.0 %
Other	4,999	(0.8)%	(1)	— %
Jersey				
Statutory tax rate difference between Jersey and United States	25,329	(4.1)%	(901)	1.8 %
Other	4,709	(0.8)%	(56)	0.1 %
Isle of Man				
Statutory tax rate difference between the Isle of Man and United States	7,702	(1.2)%	(301)	0.6 %
Spain				
Provincial tax rate difference between Ceuta and United States	(7,920)	1.3 %	67	(0.2)%
Greece				
Changes in valuation allowance	8,978	(1.5)%	—	— %
Other	(147)	— %	—	— %
Other foreign jurisdictions	5,813	(0.9)%	(86)	0.2 %
Effect of cross-border tax laws				
Global intangible low-taxed income	(6,742)	1.1 %	2,302	(4.6)%
Subpart F income	3,518	(0.6)%	789	(1.6)%
Other	69	— %	—	— %
Changes in valuation allowances	88,531	(14.3)%	6,392	(12.7)%
Nontaxable or nondeductible items				
Nondeductible transaction costs	11,241	(1.8)%	2,235	(4.4)%
Other	4,416	(0.7)%	356	(0.7)%
Changes in unrecognized tax benefits	(514)	0.1 %	19	— %
Other adjustments				
Current period adjustment to deferred tax liability	8,653	(1.4)%	—	— %
Other	1,127	(0.2)%	—	— %
Effective Tax Rate	$ 47,564	(7.7)%	$ 664	(1.3)%

---

(1) The state and local jurisdictions that contribute to the majority of the tax effect in this category for the period from February 8, 2025 to December 31, 2025 (Successor) include Delaware, Illinois, Louisiana, Mississippi, Missouri, Kansas City (Missouri), and Pennsylvania.

(2) The state and local jurisdictions that contribute to the majority of the tax effect in this category for the period from January 1, 2025 to February 7, 2025 (Predecessor) include Rhode Island, Illinois and Indiana.

A reconciliation of the effective rate to the statutory US federal tax rate before the adoption of ASU 2023-09 is as follows:

	Predecessor
(in thousands)	Year Ended December 31, 2024
Income tax benefit at statutory federal rate	$ (116,025)
State income taxes, net of federal effect	(30,390)
Foreign tax rate adjustment	64,884
Nondeductible professional fees	3,117
Other permanent differences including lobbying expense	(8,906)
Share-based compensation	992
CARES Act	(3,153)
Return to provision adjustments	6,455
Global intangible low-tax income	17,941
Change in uncertain tax positions	681
Change in valuation allowance	79,656
Total provision (benefit) for income taxes	$ 15,252
Effective income tax rate on continuing operations	(2.8)%

Significant components of the Company's deferred income taxes are as follows:

	Successor	Predecessor
(in thousands)	December 31, 2025	December 31, 2024
Deferred tax assets:		
Interest	$ 415,119	$ 283,757
Net operating loss carryforwards	112,748	44,510
Property and equipment	—	26,911
Accrued and other current liabilities	31,693	5,498
Framework Agreement liabilities	6,324	20,344
Share-based compensation	10,529	5,876
Goodwill	12,426	—
Leases	51,153	16,183
Valuation allowance	(275,077)	(234,599)
Total deferred tax assets, net	364,915	168,480
Deferred tax liabilities:		
Land	(13,530)	(4,167)
Property and equipment	(91,875)	—
Change in accounting method	—	(281)
Cumulative translation adjustment	(44,275)	—
RI Joint Venture and GLPI Partnership	(174,647)	(175,614)
Revaluation of instruments	(193,254)	—
Amortizable assets	(388,365)	(104,323)
Total deferred tax liabilities	(905,946)	(284,385)
Net deferred tax liabilities	$ (541,031)	$ (115,905)

The Company does not reinvest undistributed earnings, and accordingly, the Company has determined that no deferred tax liability is required for undistributed foreign earnings as of December 31, 2025 (Successor) and 2024 (Predecessor). In addition, the Company has recorded a deferred tax liability to other comprehensive income related to the translation of the financial statements of foreign subsidiaries as of December 31, 2025 (Successor) and will continue to monitor for future changes.

The Company's deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company will only recognize a deferred tax asset when, based on available evidence, realization is more likely than not. The Company has assessed its deferred tax liabilities arising from taxable temporary differences and has concluded such liabilities are not a sufficient source of income for the realization of deferred tax assets, including indefinite life taxable temporary differences which offset, subject to limitation, deferred tax assets with unlimited carry overs, such as the Section 163(j) interest limitation. Accordingly, a $275.1 million and $234.6 million valuation allowance has been established as of December 31, 2025 (Successor) and 2024 (Predecessor), respectively.

As of December 31, 2025 (Successor) there was $217.3 million of federal net operating carryforwards subject to a section 382 limitation with an unlimited carryforward period, and $590.1 million of state net operating loss carryforwards, which expire at various dates through 2045.

The Internal Revenue Code (IRC) Section 382 provides for a limitation of the annual use of net operating loss and tax credit carryforwards following certain ownership changes (as defined by the IRC Section 382) that limits the Company's ability to utilize these carryforwards prior to expiration. Section 382 can also apply when we acquire subsidiaries with net operating loss carryforwards, as there may be limitations on the use of acquired net operating losses against our taxable income.

From time to time, the Company may be subject to audits covering a variety of tax matters by taxing authorities in any taxing jurisdiction where the Company conducts business. While the Company believes that the tax returns filed and tax positions taken are supportable and accurate, some tax authorities may not agree with the positions taken. As of December 31, 2025 (Successor), there was $20.6 million tax contingency accruals and deferred tax asset reductions for uncertain tax positions, of which $18.1 million would impact the effective tax rate, if recognized. This can give rise to tax uncertainties which, upon audit, may not be resolved in the Company's favor. A reconciliation of the beginning and ending balances of the gross liability for uncertain tax positions is as follows (in thousands):

Uncertain tax position liability at December 31, 2023 (Predecessor)	$ 29,286
Increases related to tax positions taken during the period	(4,462)
Uncertain tax position liability at December 31, 2024 (Predecessor)	24,824
Decreases related to tax positions taken during the period	(19)
Uncertain tax position liability at February 7, 2025 (Predecessor)	$ 24,805
Uncertain tax position liability at February 8, 2025 (Successor)	$ 26,747
Decreases related to tax positions taken during prior periods	(586)
Decreases related to settlements with taxing authorities	(5,539)
Uncertain tax position liability at December 31, 2025 (Successor)	$ 20,622

The Company records interest and penalties related to uncertain tax positions as a component of the income tax provision (benefit). The Company has reserved interest and penalties on uncertain tax positions of $0.8 million as of December 31, 2025 (Successor). The Company has reserved interest and penalties on uncertain tax positions of $1.0 million as of December 31, 2024 (Predecessor). The Company has recorded a $0.2 million benefit for interest on uncertain tax positions on the consolidated statements of operations for the period from February 8, 2025 to December 31, 2025 (Successor). The Company has recorded a $0.3 million provision for interest on uncertain tax positions on the consolidated statements of operations for the year ended December 31, 2024 (Predecessor).

The Company and its subsidiaries file tax returns in several jurisdictions including the US and various US state and foreign jurisdictions. The Company remains subject to examination for US federal income tax purposes for the years ended December 31, 2015 through 2025 (Successor), as a result of a 2020 net operating loss carryback claim. The Company remains subject to examination for state and foreign income tax purposes for the years ended December 31, 2014 through 2025. The Company settled the appeal of its audit by the State of Colorado during the period from February 8, 2025 to December 31, 2025 (Successor). In addition, the disallowance of a loss carryforward generated in a period outside of the normal statute of limitations is generally open until the statute of limitations expires in the year of the utilization of the loss.

Income taxes paid, net of refunds received were as follows:

	Successor
(in thousands)	**Period from February 8, 2025 to December 31, 2025**
US Federal	$ 5,226
US state and local	
New Jersey	(2,742)
Other states	31
Total	(2,711)
Foreign:	
Gibraltar	38,788
United Kingdom	3,548
Spain	2,662
Other foreign jurisdictions	2,601
Total	47,599
Total income taxes paid, net of refunds	$ 50,114

During the period from January 1, 2025 to February 7, 2025 (Predecessor), cash received from income tax refunds was $0.1 million in the State of Delaware.

Cash received from income tax refunds, net of cash paid was $2.2 million during the year ended December 31, 2024 (Predecessor).

19. COMMITMENTS AND CONTINGENCIES

Litigation

The Company is a party to other various legal and administrative proceedings which have arisen in the ordinary course of its business. Estimated losses are accrued for these proceedings when the loss is probable and can be estimated. The current liability for the estimated losses associated with these proceedings is not material to the Company's consolidated financial condition and those estimated losses are not expected to have a material impact on results of operations. Although the Company maintains what it believes is adequate insurance coverage to mitigate the risk of loss pertaining to covered matters, legal and administrative proceedings can be costly, time-consuming and unpredictable.

Although no assurance can be given, the Company does not believe that the final outcome of these matters, including costs to defend itself in such matters, will have a material adverse effect on the company's consolidated financial statements. Further, no assurance can be given that the amount or scope of existing insurance coverage will be sufficient to cover losses arising from such matters.

New York Conveyance Agreement

On November 17, 2025, the Company entered into a Conveyance Agreement (the "Conveyance Agreement") with the City of New York (the "City") and Bally's New York Operating Company, LLC, a Delaware limited liability company and a subsidiary of the Company ("Bally's New York"). Pursuant to the Conveyance Agreement, the City agreed to (i) dispose of certain parkland property interests to Bally's New York (the "Development Parcel"), (ii) alienate certain parkland in order to grant Bally's New York a non-exclusive easement over such lands for purposes of accessing the Development Parcel and (iii) discontinue certain lands as parkland and alienate and transfer jurisdiction of such lands to the City's Department of Transportation for use as public roadways (the "Ring Road Parcel") to facilitate access to the Development Parcel and so the Development Parcel may be used by the Company for a gaming facility.

The closing of the transactions contemplated by the Conveyance Agreement occurred in February 2026 and was contingent upon, among other things, (i) Bally's New York's agreement to (a) make certain capital improvements to Ferry Point Park in the Bronx, NY with a fair market value of approximately $161 million and (b) to deliver security instruments to the City to secure the performance and completion of such capital improvements, (ii) the Company being awarded a downstate gaming facility license from the New York State Gaming Commission, (iii) payment by Bally's New York to the City's Department of Parks & Recreation of an administrative fee in the amount of $1 million, (iv) Bally's New York's agreement to pay for all costs and expenses for the development and mapping of the Ring Road Parcel and (v) Bally's New York's payment of real property transfer taxes with respect to the transactions contemplated by the Conveyance Agreement.

New York Gaming License Commitments

In December 2025, the Company was awarded one of New York State's three downstate commercial casino licenses for its planned Bally's Bronx project, requiring the Company to pay a $500 million license fee, which was paid in the first quarter of 2026, as well as post a bond or cash deposit equal to 5% of the total project investment. The Company must also implement its community benefit commitments, including periodic public reporting, and engage an independent Compliance Monitoring Team approved by the New York State Gaming Commission to oversee regulatory, anti-money-laundering, and community-benefit compliance.

Capital Expenditure Commitments

Bally's Twin River - Pursuant to the terms of the Regulatory Agreement in Rhode Island, the Company is committed to invest $100 million in its Rhode Island properties over the term of the master contract through June 30, 2043, including an expansion and the addition of new amenities at Bally's Twin River. As of December 31, 2025 (Successor), approximately $40.5 million of the commitment remains.

Bally's Chicago - Pursuant to the Host Community Agreement with the City of Chicago, the Company's indirect subsidiary is required to spend at least $1.34 billion on the design, construction and outfitting of the temporary casino and the permanent resort and casino. The actual cost of the development may exceed this minimum capital investment requirement. In addition, land acquisition costs and financing costs, among other types of costs, are not counted toward meeting this requirement. As of December 31, 2025 (Successor), approximately $800.0 million of this commitment remains.

Bally's New York - As noted above pursuant to the Conveyance Agreement, Bally's New York must spend $161 million in capital improvements to Ferry Point Park to be completed within 7 years after closing.

City of Chicago Guaranty

In connection with the Host Community Agreement, entered into by Bally's Chicago Operating Company, LLC (the "Developer"), a wholly-owned indirect subsidiary of the Company, the Company provided the City of Chicago with a performance guaranty whereby the Company agreed to have and maintain available financial resources in an amount reasonably sufficient to allow the Developer to complete its obligations under the Host Community Agreement. In addition, upon notice from the City of Chicago that the Developer has failed to perform various obligations under the Host Community Agreement, the Company has agreed to indemnify the City of Chicago against any and all liability, claim or reasonable and documented expense the City of Chicago may suffer or incur by reason of any nonperformance of any of the Developer's obligations.

Bally's Chicago Casino Fees

Under the Illinois Gambling Act, the Company will be responsible to pay the Illinois Gaming Board a reconciliation fee payment three years after the date operations commenced (in a temporary or permanent facility) in an amount equal to 75% of the adjusted gross receipt ("AGR") for the most lucrative 12-month period of operations, minus the amount equal to the initial payment per gaming position paid.

Performance and other bonds

Certain contracts require the Company to provide a surety bond as a guarantee of performance for the benefit of customers. These bonds give beneficiaries the right to obtain payment and/or performance from the issuer of the bond if certain specified events occur. In the case of performance bonds, such events include the Company's failure to perform its required obligations under the applicable contracts. In general, the Company would only be liable for these guarantees in the event of breach of its obligations and failure to perform under each applicable contract, which the Company determined is not probable. Accordingly, no liability has been recorded as of December 31, 2025 (Successor) and 2024 (Predecessor) related to these bonds.

Sponsorship Commitments

As of December 31, 2025 (Successor), the Company has entered into multiple sponsorship agreements with various professional sports leagues and teams. These agreements commit a total of $114.9 million through 2036 and grant the Company rights to use official league marks for branding and promotions, among other benefits.

Interactive Technology Commitments

The Company has certain multi-year agreements with its various market access and content providers, as well as its online sports betting platform partners, that require the Company to pay variable fees based on revenue, with minimum annual guarantees. As of December 31, 2025 (Successor), the cumulative minimum obligation committed in these agreements is $32.1 million through 2029.

Collective Bargaining Agreements

As of December 31, 2025 (Successor), the Company had approximately 11,700 employees. A large number of our employees at our Casinos & Resorts properties within several US states are represented by a labor union and are subject to collective bargaining agreements with us. As of December 31, 2025 (Successor), the Company had 36 collective bargaining agreements covering approximately 3,679 employees. All collective bargaining agreements are in good standing and most have been renegotiated with terms between three and five years. There can be no assurance that we will be able to extend or enter into replacement agreements. If the Company is able to extend or enter into replacement agreements, there can be no assurance as to whether the terms will be on comparable terms to the existing agreements.

20. SEGMENT REPORTING

During the first quarter of 2025, the Company moved a component of the North America Interactive operating segment into a separate operating segment, which is reported in the Corporate & Other category. In the fourth quarter of 2025, the Company further updated its operating and reportable segments in connection with the Intralot Transaction. These changes were made to better align with the Company's strategic growth initiatives and how its chief operating decision maker evaluates performance and allocates resources. As a result, the Company determined it had four operating and reportable segments: Casinos & Resorts, Bally's Intralot B2B, Bally's Intralot B2C, and North America Interactive. Prior period reportable segment results and related disclosures have been conformed to reflect the Company's current reportable segments.

The Company's four reportable segments as of December 31, 2025 (Successor) include:

Casinos & Resorts - Includes 19 casino and resort properties, one horse racetrack and one golf course.

Bally's Intralot B2B - Includes Intralot's B2B global lottery and technology services operations and the Company's licensing business.

Bally's Intralot B2C - Includes the Company's interactive European gaming operations, Intralot's B2C lottery operations, as well as one casino property, Bally's Newcastle, in the UK.

North America Interactive - A portfolio of sports betting and iGaming offerings in the United States and Canada.

The "Corporate & Other" category includes interest expense, select immaterial operating segments, unallocated corporate operating expenses, and other adjustments, such as the elimination of inter-segment transactions, to reconcile with the Company's consolidated results. This category further accounts for other expenses such as share-based compensation, acquisition and transaction costs, and other non-recurring charges.

The Company's chief operating decision maker is its Executive Committee, consisting of the Chief Executive Officer, President, and Chief Financial Officer. The Company uses consolidated Adjusted EBITDA and segment Adjusted EBITDAR to analyze the performance of its business and they are used as determining factors for performance-based compensation for members of the Company's management team. The Company uses consolidated Adjusted EBITDA and segment Adjusted EBITDAR when evaluating the operating performance of the business because management believes that the inclusion or exclusion of certain recurring and non-recurring items is necessary to provide a more fulsome understanding of the core operating results and as a means to evaluate period-to-period performance.

Management believes segment Adjusted EBITDAR is representative of its ongoing business operations including its ability to service debt and to fund capital expenditures, acquisitions and operations, in addition to it being a commonly used measure of performance in the gaming industry and used by industry analysts to evaluate operations and operating performance.

As of December 31, 2025 (Successor), the Company's operations were predominately in the US and Europe with a less substantive footprint in other countries world-wide. For geographical reporting purposes, revenue generated outside of the US consists primarily of revenue from the UK. Revenue generated from the UK represented approximately 28% and 32% of total revenue, respectively, during the period from February 8, 2025 to December 31, 2025 (Successor) and the period from January 1, 2025 to February 7, 2025 (Predecessor). During the year ended December 31, 2024 (Predecessor), revenue generated outside of the US consisted primarily of revenue from the UK and Japan of approximately 28% and 6% of total revenue, respectively. The Company does not have any revenues from any individual customers that exceed 10% of total reported revenues.

The following table sets forth revenue and Adjusted EBITDAR for the Company's four reportable segments and reconciles Adjusted EBITDAR on a consolidated basis to net loss. The Other category is included in the following tables in order to reconcile the segment information to the Company's consolidated financial statements.

(in thousands)	Successor		Predecessor			
	Period from February 8, 2025 to December 31, 2025		Period from January 1, 2025 to February 7, 2025		Year Ended December 31, 2024	
Revenue						
Casinos & Resorts	$	1,382,438	$	124,299	$	1,363,113
Bally's Intralot B2B		97,354		3,720		6,861
Bally's Intralot B2C		752,996		75,265		902,632
North America Interactive		196,310		16,941		170,317
Corporate & Other		7,091		273		7,555
Total	$	2,436,189	$	220,498	$	2,450,478
Adjusted EBITDAR[1]						
Casinos & Resorts	$	370,774	$	23,554	$	370,518
Bally's Intralot B2B		34,769		3,720		6,861
Bally's Intralot B2C		297,788		25,220		329,599
North America Interactive		(5,007)		(5,661)		(27,498)
Corporate & Other		(61,087)		(6,774)		(64,950)
Total		637,237		40,059		614,530
Operating (expense) income:						
Rent expense associated with triple net operating leases[2]		(159,228)		(15,669)		(118,919)
Depreciation and amortization		(293,118)		(22,343)		(379,544)
Transaction costs		(100,488)		(5,106)		(41,060)
Restructuring		—		—		(17,921)
Tropicana Las Vegas demolition and closure costs		(28,332)		(2,605)		(59,838)
Share-based compensation		(31,111)		(1,954)		(14,752)
Gain on sale-leaseback, net		—		—		86,254
Impairment charges		(181,620)		—		(248,879)
Loss on disposal of business		—		—		(27,796)
Merger Agreement and Intralot Transaction costs[3]		(63,161)		(11,233)		(14,808)
Payment service provider write-off[4]		—		—		(6,333)
Other		(57,881)		(1,915)		(29,262)
Loss from operations		(277,702)		(20,766)		(258,328)
Other income (expense)						
Interest expense, net		(365,233)		(27,229)		(289,629)
Other		24,960		(2,365)		(4,545)
Total other expense, net		(340,273)		(29,594)		(294,174)
Loss before income taxes		(617,975)		(50,360)		(552,502)
Provision for income taxes		(47,564)		(664)		(15,252)
Net loss	$	(665,539)	$	(51,024)	$	(567,754)

---

(1) Adjusted EBITDAR is defined as earnings, or loss, for the Company before interest expense, net of interest income, provision (benefit) for income taxes, depreciation and amortization, non-operating (income) expense, acquisition, integration and restructuring expense, share-based compensation, and certain other gains or losses as well as, when presented for our reporting segments, an adjustment related to the allocation of corporate cost among segments, plus rent expense associated with triple net operating leases.

(2) Consists primarily of the operating lease components contained within certain triple net leases with GLPI. Refer to Note 15 "Leases" for further information.

(3) Costs incurred in connection with the Merger Agreement and Intralot Transaction discussed in Note 1 "General Information."

(4) The Company recorded a $6.3 million charge to reduce amounts due from payment service providers ("PSP") due to a circumstance whereby the payment processer for certain online sports wagering deposits failed to capture and settle funds with patrons of the Company. The Company was not able to recover the full amount due from the payment service provider, resulting in a write down to the recoverable amount. In addition to amounts recovered, the Company received $5.1 million from the PSP as a signing bonus for entering into an extension agreement.

The following table sets forth significant segment expenses and other segment items by reportable segment:

(in thousands)	Casinos & Resorts	Bally's Intralot B2B	Bally's Intralot B2C	North America Interactive
Period from February 8, 2025 to December 31, 2025 (Successor)				
Revenue	$ 1,382,438	$ 97,354	$ 752,996	$ 196,310
Less: segment expenses				
Marketing costs	60,679	1,353	81,914	47,513
Gaming tax	187,963	249	148,120	38,307
Compensation	388,994	25,986	78,014	26,633
Other direct costs	—	5,943	74,549	47,420
Casino property costs	153,110	—	—	—
General and administrative	70,073	16,108	40,415	27,729
Other segment items[1]	150,845	12,946	32,196	13,715
Segment EBITDAR	$ 370,774	$ 34,769	$ 297,788	$ (5,007)
Period from January 1, 2025 to February 7, 2025 (Predecessor)				
Revenue	$ 124,299	$ 3,720	$ 75,265	$ 16,941
Less: segment expenses				
Marketing costs	8,814	—	8,362	5,055
Gaming tax	20,917	—	16,535	6,461
Compensation	41,381	—	8,492	3,213
Other direct costs	—	—	8,183	8,355
Casino property costs	26,653	—	—	—
General and administrative	10,712	—	6,261	2,220
Other Segment Items[1]	(7,732)	—	2,212	(2,702)
Segment EBITDAR	$ 23,554	$ 3,720	$ 25,220	$ (5,661)
Year Ended December 31, 2024 (Predecessor)				
Revenue	$ 1,363,113	$ 6,861	$ 902,632	$ 170,317
Less: segment expenses				
Marketing costs	89,245	—	118,449	51,927
Gaming tax	190,505	—	158,691	48,015
Compensation	393,160	—	97,431	38,057
Other direct costs	—	—	134,192	57,065
Casino property costs	141,218	—	—	—
General and administrative	73,143	—	64,359	22,863
Other segment items[1]	105,324	—	(89)	(20,112)
Segment EBITDAR	$ 370,518	$ 6,861	$ 329,599	$ (27,498)

(1) Other Segment Items primarily includes Gaming and non-gaming expenses within our Casinos & Resorts reportable segment, and certain other immaterial costs and allocations within each of the Company's reportable segments.

(in thousands)	Successor Period from February 8, 2025 to December 31, 2025	Predecessor Period from January 1, 2025 to February 7, 2025	Year Ended December 31, 2024
Capital Expenditures			
Casinos & Resorts	$ 60,783	$ 5,306	$ 60,373
Bally's Intralot B2B	5,360	—	—
Bally's Intralot B2C	5,017	148	706
North America Interactive	818	—	2,147
Corporate & Other[1]	95,891	10,970	136,601
Total	$ 167,869	$ 16,424	$ 199,827

_____

(1) Includes $95.3 million, $11.0 million, and $133.6 million related to our future Bally's Chicago project during the period from February 8, 2025 to December 31, 2025 (Successor), the period from January 1, 2025 to February 7, 2025 (Predecessor) and the year ended December 31, 2024 (Predecessor), respectively.

Total assets are not regularly reviewed for each operating segment when assessing segment performance or allocating resources and accordingly, are not presented.

21.   LOSS PER SHARE

Diluted earnings per share includes the determinants of basic earnings per share and, in addition, reflects the dilutive effect of the common stock deliverable for stock options, using the treasury stock method, and for RSUs, RSAs and PSUs for which future service is required as a condition to the delivery of the underlying common stock.

(in thousands, except per share data)	Successor Period from February 8, 2025 to December 31, 2025	Predecessor Period from January 1, 2025 to February 7, 2025	Year Ended December 31, 2024
Net loss attributable to Bally's Corporation	$ (650,074)	$ (51,024)	$ (567,754)
Weighted average common shares outstanding, basic	60,556,906	48,742,859	48,468,887
Weighted average effect of dilutive securities	—	—	—
Weighted average common shares outstanding, diluted	60,556,906	48,742,859	48,468,887
Basic loss per share	$ (10.73)	$ (1.05)	$ (11.71)
Diluted loss per share	$ (10.73)	$ (1.05)	$ (11.71)
Anti-dilutive shares excluded from the calculation of diluted earnings per share	464,405	5,056,640	5,377,457

The Company has Penny Warrants which participate in dividends with the Company's common stock subject to certain contingencies. In the period in which the contingencies are met, those instruments are participating securities to which income will be allocated using the two-class method. The Penny Warrants were considered exercisable for little to no consideration and are therefore included in basic shares outstanding at their issuance date. Refer to Note 2 "Summary of Significant Accounting Policies" for further information regarding the Framework Agreement.

22.   SUBSEQUENT EVENTS

New Term Loan Facility

On February 11, 2026, the Company entered into a new $1.1 billion term loan credit facility due 2031 (the "Term Loans"). The Term Loans were provided by funds managed by Ares Management Credit, King Street Capital Management, and TPG Credit. The Term Loans are secured by substantially all material assets of the Company and its wholly owned subsidiaries, subject to customary exceptions and exclusions.

Term Loan Facility and Revolving Credit Facility Repayments

On February 11, 2026, the Company repaid in full the outstanding balance under its Term Loan Facility, resulting in cash payments of $1.48 billion. Additionally, in February 2026, the Company paid down $448.0 million of amounts outstanding under its Revolving Credit Facility, which had been drawn in January 2026 to fund the New York gaming license fee.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Management's Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2025, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on this evaluation, our chief executive officer and chief financial officer have concluded that during the period covered by this report, the Company's disclosure controls and procedures were not effective due to a material weakness in the Company's internal control over financial reporting described below.

Notwithstanding the ineffective disclosure controls and procedures as a result of the identified material weakness, our chief executive officer and chief financial officer have concluded that the consolidated financial statements in this Annual Report on Form 10-K present fairly, in all material respects, the Company's financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP).

Deloitte & Touche LLP, the Company's independent registered public accounting firm that audited the Consolidated Financial Statements for the period from February 8, 2025 to December 31, 2025 (Successor) and period from January 1, 2025 to February 7, 2025 (Predecessor), issued an attestation report on the Company's internal control over financial reporting which immediately follows this report.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board, management and other personnel to provide reasonable assurance regarding the reliability of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of its Company's internal control over financial reporting as of December 31, 2025 (Successor). In making this assessment, management used the criteria established in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO framework"). Based on evaluation under the criteria established in the COSO framework, management determined, based upon the existence of the material weakness described below, we did not maintain effective internal control over financial reporting as of December 31, 2025 (Successor).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that a reasonable possibility exists that a material misstatement of our annual or interim financial statements would not be prevented or detected on a timely basis.

Material Weakness Identified

Management has identified a material weakness, in the aggregate, related to the ineffective operation of management review controls over accounting for income taxes and related disclosures.

Management has developed a remediation plan that includes reinforcing procedures for the timely preparation and review of tax provisions and evaluating the structure of its tax department to enable more timely preparation of the tax provision and provide adequate time to review the tax accounts and related disclosures.

Remediation of Previously Identified Material Weaknesses

As disclosed in Part II, Item 9A., "Controls and Procedures," in our Annual Report on Form 10-K for the year ended December 31, 2024 (Predecessor), we identified control deficiencies during 2024 (Predecessor) that constituted a material weakness relating to the lack of segregation of duties over the preparation, review, and recording of journal entries within our Bally's Intralot B2C reportable segment. We reinforced remediation efforts throughout 2024 (Predecessor) and monitored operating effectiveness on a quarterly basis. As of December 31, 2025 (Successor), Management concluded this material weakness was remediated. Specifically, the following plans were implemented and determined to be operating effectively:

- Educated control owners within the Bally's Intralot B2C reportable segment of the appropriate design elements of journal entry controls and enforcing policies requiring independent preparers and reviewers.

- Implemented a new enterprise resource planning ("ERP") system, which enhanced the flow of financial information, improved data management and control and enabled us to remediate segregation of duties over journal entries by systematically requiring an independent preparer and reviewer of each journal entry.

- Enhanced monitoring controls designed to detect and remediate inappropriate segregation of duties over journal entry review and approval.

Changes in Internal Control over Financial Reporting

During the period from February 8, 2025 to December 31, 2025 (Successor) and period from January 1, 2025 to February 7, 2025 (Predecessor), the Company completed its acquisitions of Queen Casino & Entertainment, Inc. and Intralot, collectively (the "Acquired Companies"). Since the Company has not yet fully incorporated the internal controls and procedures of the Acquired Companies into the Company's internal control over financial reporting, management excluded the Acquired Companies from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2025 (Successor). These acquisitions on a combined basis constituted approximately $1.2 billion or 10.4% of the Company's total consolidated assets that were excluded from the scope of Management's assessment, and approximately $314.2 million or 12.6% of the Company's consolidated revenues as of and for the period from February 8, 2025 to December 31, 2025 (Successor).

Other than the material weakness noted above, the remediation of the previously disclosed material weakness, and addition of the Acquired Companies, there has been no change in our internal control over financial reporting that occurred during the quarter ended December 31, 2025 (Predecessor) covered by this Annual Report on Form 10-K that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Bally's Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Bally's Corporation and subsidiaries (the "Company") as of December 31, 2025 (successor), based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2025 (successor), based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of December 31, 2025 (successor), and for the periods from February 8, 2025 to December 31, 2025 (successor) and from January 1, 2025 to February 7, 2025 (predecessor), of the Company and our report dated March 23, 2026, expressed an unqualified opinion on those financial statements.

As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Queen Casino & Entertainment, Inc., ("Queen") and Intralot S.A., and whose financial statements constitute approximately $1.2 billion or 10.4% of the Company's total consolidated assets as of December 31, 2025 (successor), and approximately $314.2 million or 12.6% of the Company's consolidated revenues for the period from February 8, 2025 to December 31, 2025 (successor). Accordingly, our audit did not include the internal control over financial reporting at Queen and Intralot S.A.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment: Management has identified a material weakness, in the aggregate, related to the ineffective operation of management review controls over accounting for income taxes and related disclosures. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of December 31, 2025 (successor), and for the periods from February 8, 2025 to December 31, 2025 (successor) and from January 1, 2025 to February 7, 2025 (predecessor), of the Company, and this report does not affect our report on such financial statements.

/s/ Deloitte & Touche LLP

New York, New York
March 23, 2026

ITEM 9B.   OTHER INFORMATION

During the quarter ended December 31, 2025, none of our officers or directors adopted, modified or terminated any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement," as defined in Item 408(a) of Regulation S-K.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item will be contained in our Definitive Proxy Statement on Schedule 14A for our Annual Meeting of Stockholders to be held on or about May 19, 2026 (the "2026 Proxy Statement") and is incorporated herein by reference.

Insider Trading Policy

The Company has adopted insider trading policies and procedures governing the purchase, sale, and/or other disposition of its securities by the Company, its directors, officers, employees and certain other individuals that the Company believes are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and applicable New York Stock Exchange listing standards. The Company's Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by this item will be contained in the 2026 Proxy Statement and is incorporated herein by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be contained in the 2026 Proxy Statement and is incorporated herein by reference.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item will be contained in the 2026 Proxy Statement and is incorporated herein by reference.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item will be contained in the 2026 Proxy Statement and is incorporated herein by reference.

ITEM 15.   EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

a.   Documents filed as a part of this Annual Report on Form 10-K.

1.   *Financial Statements.* The Financial Statements filed as part of this Annual Report on Form 10-K are listed in the Index to Financial Statements in "Item 8. Financial Statements and Supplementary Data."

2.   *Financial Statement Schedules*. All schedules have been omitted because they are either not required or the information required is included in our consolidated financial statements or the notes thereto included in Item 8 hereof.

3.   *Exhibits.*

Exhibit Number	Description of Exhibit
2.1#	Agreement and Plan of Merger, dated as of July 25, 2024, by and among Parent, Queen, Merger Sub I, Merger Sub II, the Company and, solely for purposes of specified provisions of the Merger Agreement, SG Gaming (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K (File No. 001-38850) filed July 25, 2024)
2.2#	Amendment No. 1 to the Agreement and Plan of Merger, dated as of August 27, 2024, by and among the Company, Parent, Queen, Merger Sub I, Merger Sub II, and, solely for purposes of specified provisions of the Merger Agreement, SG Gaming. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K (File No. 001-38850) filed August 28, 2024)
2.3#	Amendment No. 2 to the Agreement and Plan of Merger, dated as of September 30, 2024, by and among Parent, Queen, Merger Sub I, Merger Sub II, the Company and, solely for purposes of specified provisions of the Merger Agreement, SG Gaming (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K (File No. 001-38850) filed October 1, 2024))
2.4	Transaction Agreement, dated as of July 18, 2025, by and among Bally's Corporation and Intralot S.A. – Integrated Lottery Systems and Services (incorporated by reference to the Company's Form 10-Q (File No. 001-38850) filed on November 12, 2025)
3.1	Sixth Amended and Restated Certificate of Incorporation of Bally's Corporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-38850) filed on February 13, 2025)
3.2	Second Amended and Restated Bylaws of Bally's Corporation (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K (File No. 001-38850) filed February 13, 2025)
4.1	Form of Certificate of Common Stock of Twin River Worldwide Holdings, Inc. (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
4.2	Indenture, dated as of August 20, 2021, among Premier Entertainment Sub, LLC, Premier Entertainment Finance Corp. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-38850) filed on August 20, 2021)
4.3	First Supplemental Indenture, dated as of October 1, 2021, among Premier Entertainment Sub, LLC, Premier Entertainment Finance Corp., the guarantors party thereto and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-38850) filed on October 7, 2021)
4.4	Second Supplemental Indenture, dated as of April 13, 2022, among the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 10-K (File No. 001-38850) filed on March 1, 2023)
4.5	Third Supplemental Indenture, dated as of December 30, 2022, among the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K (File No. 001-38850) filed on March 1, 2023)

Exhibit Number	Description of Exhibit
4.6*	Description of Registrant's Securities
4.7	Form of Warrant (incorporated by reference to Exhibit 4.6 to the Company's Annual Report on Form 10-K (File No. 001-38850) filed on March 10, 2021)
4.8	Form of Option Agreement (incorporated by reference to Exhibit 4.7 to the Company's Annual Report on Form 10-K (File No. 001-38850) filed on March 10, 2021)
10.1	License Agreement, dated May 15, 2003, by and between Hard Rock Hotel Licensing, Inc., Premier Entertainment Biloxi LLC, and Premier Entertainment, LLC (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.2	First Letter Agreement, dated April 4, 2006, by and between Hard Rock Hotel Licensing, Inc., Premier Entertainment Biloxi LLC, and Premier Entertainment, LLC (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.3	First Amendment to Hard Rock License Agreement, dated May 10, 2007, by and between Hard Rock Hotel Licensing, Inc., Premier Entertainment Biloxi LLC, and Premier Entertainment Biloxi LLC (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.4	Second Amendment to Hard Rock License Agreement, dated July 10, 2014, by and between Hard Rock Hotel Licensing, Inc., Premier Entertainment Biloxi LLC, and Premier Entertainment Biloxi LLC, and Twin River Management Group, Inc. (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.5**	Bally's Corporation 2021 Equity Incentive Plan (incorporated by reference to Annex B to the Registrant's Definitive Proxy Statement on Schedule 14A (File No. 001-38850) filed April 8, 2021)
10.6**	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.28 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.7**	Form of Restricted Stock Unit Award Agreement (Performance-Based) (incorporated by reference to Exhibit 10.29 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.8**	Form Restricted Stock Unit Award Agreement (Performance-Based) (incorporated by reference to Exhibit 10.39 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2019 (File No. 001-38850) filed on March 13, 2020)
10.9**	Form Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.40 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2019 (File No. 001-38850) filed on March 13, 2020)
10.10**	Employment Agreement, effective as of March 29, 2016, by and between Twin River Management Group, Inc. and George Papanier (incorporated by reference to Exhibit 10.31 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.11**	Amendment No 1. to Employment Agreement, dated as of January 13, 2020, by and among Twin River Worldwide Holdings, Inc. and George Papanier (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K (File No. 001-38850) filed on January 16, 2020)
10.12**	Amendment No. 2 Employment Agreement, January 20, 2021, by and between Bally's Corporation and George Papanier (incorporated by reference to Exhibit 10.37 to the Company's Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 001-38850) filed on March 10, 2021)
10.13**	Amendment No. 3 to Employment Agreement, dated February 13, 2023, by and between Bally's Corporation and George Papanier (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K (File No. 001-38850) filed on February 13, 2023)

Exhibit Number	Description of Exhibit
10.14**	Employment Agreement, effective July 10, 2013, by and between Twin River Management Group, Inc. and Craig L. Eaton (incorporated by reference to Exhibit 10.41 to the Company's Annual Report on Form 10-K for the year ended December 31, 2019 (File No. 001-38850) filed on March 13, 2020)
10.15**	Employment Agreement, dated May 8, 2023, by and between Bally's Corporation and Marcus Glover (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K (File No. 001-38850) filed May 9, 2023)
10.16**	Form of Robeson Reeves Service Agreement, effective October 1, 2021 (incorporated by reference to Exhibit 10.44 to the Company's Annual Report on Form 10-K (File No. 001-38850) filed on March 1, 2022)
10.17**	Amendment No. 1 to Service Agreement, dated June 1, 2022, by and between Bally's Corporation and Robeson Reeves (incorporated by reference to Exhibit 10.43 to the Company's Annual Report on Form 10-K (File No. 001-38850) filed on March 1, 2023)
10.18**	Amendment No. 2 to Service Agreement, dated February 13, 2023, by and between Bally's Corporation and Robeson Reeves (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K (File No. 001-38850) filed on February 13, 2023)
10.19**	Form of Kim Barker Lee Employment Agreement, effective December 7, 2022 (incorporated by reference to Exhibit 10.45 to the Company's Annual Report on Form 10-K (File No. 001-38850) filed on March 1, 2023)
10.20	Credit Agreement, dated October 1, 2021, among Bally's Corporation, the subsidiary guarantors party thereto, the lenders party thereto and Deutsche Bank AG New York Branch, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-38850) filed on October 7, 2021)
10.21	Amended and Restated Ground Lease, dated July 17, 2025, by and between Bally's Chicago Operating Company, LLC and GLP Capital, L.P. (incorporated by reference to Exhibit 10.20 to the registration statement on Form S-1 filed by Bally's Chicago, Inc. (File No. 333-283772) on August 5, 2025)
10.22	First Amendment to Credit Agreement, dated June 23, 2023, among Bally's Corporation, the subsidiary guarantors party thereto, the lenders party thereto and Deutsche Bank AG New York Branch, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File 001-38850) filed on November 3, 2023)
10.23	Development Agreement, date July 17, 2025, by and between Bally's Chicago Operating Company, LLC and GLP Capital, L.P. (incorporated by reference to Exhibit 10.21 to the registration statement on Form S-1 filed by Bally's Chicago, Inc. (File No. 333-283772) on August 5, 2025)
10.24	Amendment to Credit Agreement, dated as of September 11, 2025, by and among the Company, the subsidiaries of the Company party thereto as guarantors, Deutsche Bank AG New York Branch, as administrative agent and collateral agent, and the lenders party thereto (incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K (File No. 001-38850) filed on September 12, 2025)
10.25	Incremental Joinder Agreement, dated as of September 29, 2025, by and among Jefferies Finance LLC, Bally's Corporation, and Deutsche Bank AG New York Branch (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-38850) filed on September 30, 2025)
10.26	Amended and Restated Regulatory Agreement, dated March 1, 2024, by and among the Rhode Island Department of Business Regulation, the State Lottery Division of the Rhode Island Department of Revenue, Bally's Corporation, Bally's Management Group, LLC, UTGR, LLC, Twin River-Tiverton, LLC, and Bally's RI iCasino, LLC (incorporated by reference to Exhibit 10.48 to the Company's Annual Report on Form 10-K (File No. 001-38850) filed on March 15, 2024)
10.27**	Bally's Corporation 2021 Equity Incentive Plan - Performance Unit Award Agreement (incorporated by reference to Exhibit 10.47 to the Company's Annual Report on Form 10-K (File No. 001-38850) filed on March 1, 2022)
10.28**	Bally's Corporation 2021 Equity Incentive Plan - Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.48 to the Company's Annual Report on Form 10-K (File No. 001-38850) filed on March 1, 2022)

Exhibit Number	Description of Exhibit
10.29	Bally's Corporation Amended and Restated 2021 Equity Incentive Plan (incorporated by reference to Annex A to the Company's Definitive Proxy Statement on Schedule 14A (File No. 001-38850) filed on April 4, 2025.
10.30	Note Purchase Agreement, dated February 7, 2025, by and among the Company, the subsidiaries of the Company party thereto as guarantors, Alter Domus (US) LLC as note agent and collateral agent, and the purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-38850) filed on February 13, 2025)
10.31	Binding Term Sheet, dated as of July 11, 2024, by and among Bally's Corporation and Gaming and Leisure Properties, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-38850) filed on July 12, 2024)
10.32**	Employment Agreement, dated March 10, 2025, by and between Bally's Corporation and Mira Mircheva (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-38850) filed on March 11, 2025)
10.33	Subscription Agreement, dated as of Mary 23, 2025, by and among Bally's Corporation and The Star Entertainment Group Limited (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-38850) filed on August 11, 2025)
10.34	Subordination Deed Poll, dated as of May 23, 2025, by and among Bally's Corporation and The Star Entertainment Group Limited (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (File No. 001-38850) filed on August 11, 2025)
10.35	Binding Term Sheet, dated as of April 7, 2025, by and among Bally's Corporation and The Star Entertainment Group Limited (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-38850) filed on April 11, 2025
10.36	Amended and Restated Ground Lease, dated July 17, 2025, by and between Bally's Chicago Operating Company, LLC and GLP Capital, L.P. (incorporated by reference to Exhibit 10.20 to the registration statement on Form S-1 filed by Bally's Chicago, Inc. (File No. 333-283772) on August 5, 2025)
10.37	Development Agreement, date July 17, 2025, by and between Bally's Chicago Operating Company, LLC and GLP Capital, L.P. (incorporated by reference to Exhibit 10.21 to the registration statement on Form S-1 filed by Bally's Chicago, Inc. (File No. 333-283772) on August 5, 2025)
10.38** *	Bally's Corporation 2021 Equity Incentive Plan - Option Right Award Agreement, dated October 7, 2025, by and between Bally's Corporation and Robeson Reeves
10.39** *	Bally's Corporation 2021 Equity Incentive Plan - Incentive Stock Option Award Agreement, dated October 7, 2025, by and between Bally's Corporation and George Papanier
10.40** *	Amendment No. 5 to Employment Agreement, dated October 7, 2025, by and between Bally's Corporation and George Papanier
10.41** *	Separation Agreement and General Release, dated October 15, 2025, by and between Bally's Corporation and Marcus Glover
10.42** *	Third Amendment to Service Agreement, dated November 1, 2025, by and between Gamesys Group Limited and Robeson Reeves
10.43**	Employment Agreement, dated January 27, 2026, by and between Bally's Management Group, LLC, and Soohyung Kim (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-38850) filed on January 27, 2026)
10.44	Term Loan Credit Agreement, dated February 11, 2026, by and between Bally's Corporation and Ares Agent Services, L.P. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-38850) filed on February 17, 2026)

Exhibit Number	Description of Exhibit
19.1*	Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K (File No. 001-38850) filed on March 17, 2025)
21.1*	Schedule of Subsidiaries
23.1*	Consent of Independent Public Accounting Firm
31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Bally's Corporation Compensation Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K (File No. 001-38850) filed on March 15, 2024)
99.1*	Description of Government Regulations
101.INS	Inline XBRL Instance Document - the instance document does not appear in the interactive data file because XBRL tags are embedded within the inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	The cover page from Bally's Corporation's Annual Report on Form 10-K for the year ended December 31, 2025, formatted in inline XBRL contained in Exhibit 101
#	As permitted under Item 601(a)(5) of Regulation S-K, the exhibits and schedules to this exhibit are omitted from this filing. The Company agrees to furnish a supplemental copy of any omitted exhibit or schedule to the SEC upon its request.
*	Filed herewith.
**	Management contracts or compensatory plans or arrangements.

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 23, 2026.

BALLY'S CORPORATION

By: /s/ VLADIMIRA MIRCHEVA
Vladimira Mircheva
Chief Financial Officer
(Principal Financial and Accounting Officer)

By: /s/ ROBESON M. REEVES
Robeson M. Reeves
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ROBESON M. REEVES Robeson M. Reeves	President, Chief Executive Officer and Director (Principal Executive Officer)	March 23, 2026
/s/ VLADIMIRA MIRCHEVA Vladimira Mircheva	Chief Financial Officer (Principal Financial and Accounting Officer)	March 23, 2026
/s/ SOOHYUNG KIM Soohyung Kim	Executive Chairman	March 23, 2026
/s/ TRACY HARRIS Tracy Harris	Director	March 23, 2026
/s/ GEORGE T. PAPANIER George T. Papanier	Director	March 23, 2026
/s/ JAYMIN B. PATEL Jaymin B. Patel	Director	March 23, 2026
/s/ JEFFREY W. ROLLINS Jeffrey W. Rollins	Director	March 23, 2026
/s/ WANDA Y. WILSON Wanda Y. Wilson	Director	March 23, 2026

Exhibit 21.1

BALLY'S CORPORATION

Subsidiary Name	State or Other Jurisdiction of Incorporation
120 Sports Holdings I, LLC	Delaware
120 Sports LLC	Delaware
Altili Ganyan A.Ş.	Turkey
Association of Volleyball Professionals, LLC	Delaware
AVA Entertainment Limited Partnership	California
Aztar Indiana Gaming Company, LLC	Indiana
Bally's Intralot S.A.	Greece
Bally's (Newcastle) Limited	United Kingdom
Bally's Canada Inc.	Canada -Ontario
Bally's Chicago Holding Company, LLC	Delaware
Bally's Chicago Operating Company, LLC	Delaware
Bally's Chicago, Inc.	Delaware
Bally's Estonia OÜ	Estonia
Bally's Data Analytics Limited	Malta
Bally's Finance Corporation Limited	Malta
Bally's Foundation North America, Inc.	Delaware
Bally's Holding Limited	Jersey
Bally's Holdings UK Limited	Jersey
Bally's Interactive, LLC	Delaware
Bally's Interactive (Stadium) LLC	Delaware
Bally's Interactive Maryland, LLC	Delaware
Bally's International Limited	Malta
Bally's Kansas City, LLC d/b/a Bally's Kansas City Casino	Missouri
Bally's Management Group, LLC	Delaware
Bally's Media, LLC	Delaware
Bally's New York Holding Company, LLC	Delaware
Bally's New York Operating Company, LLC	Delaware
Bally's New York, Inc.	Delaware
Bally's Pennsylvania, LLC	Delaware
Bally's Premier Interactive ULC	Canada -BC
Bally's RI iCasino, LLC	Delaware
Bally's Star Holdings, LLC	Delaware
Bally's Wyoming, LLC	Wyoming
Bally's-Galaxy Acquisition Corp.	Delaware
Bet CQ Iowa LLC	Iowa
Betting Company Cyprus Ltd	Cyprus
Betworks (US) LLC	Nevada
Bilyoner Interaktif Hizmelter A.Ş.	Turkey
Casino Queen Interactive LLC	Delaware
Casino Queen Marquette, LLC	Iowa
Casino Queen, LLC	Illinois
Catfish Queen LLC	Louisiana
Centroplex Centre Convention Hotel, LLC	Louisiana

Subsidiary Name	State or Other Jurisdiction of Incorporation
Chelms, LLC	Cayman Islands
CQ Lottery LLC	Delaware
Cryptologic Operations Limited	Malta
Degree 53 Limited	United Kingdom
Dover Downs, LLC	Delaware
Fantasy Draft Player Funds, LLC	Delaware
Fantasy Draft, LLC	Delaware
Fantasy Sports Shark, LLC d/b/a Monkey Knife Fight	Delaware
Games Spain Operations, S.A.U.	Ceuta
Gamesys Data Analytics Limited	United Kingdom
Gamesys Group (Holdings) Limited	Jersey
Gamesys Group Limited	United Kingdom
Gamesys Jersey Limited	Jersey
Gamesys Limited	United Kingdom
Gamesys Network Limited	Malta
Gamesys Operations Limited	Gibraltar
Gamesys Spain S.A.U.	Ceuta
Gamesys US LLC	Delaware
Gyps Fulvus Limited	Gibraltar
Horses Mouth Limited d/b/a SportCaller	Dublin Ireland
Inteltek Internet A.Ş.	Turkey
Interstate Racing Association, LLC	Colorado
Intraclub Pty Ltd	Australia
Intralot Adriatic d.o.o.	Croatia
Intralot Australia Pty Ltd	Australia
Intralot Benelux B.V.	Netherlands
Intralot Betting Operations (Cyprus) Ltd.	Cyprus
Intralot Brasil Ltda	Brazil
Intralot Business Development Ltd.	Cyprus
Intralot Canada Ltd	Canada
Intralot Capital Luxembourg S.A.	Luxembourg
Intralot Chile Spa	Chile
Intralot Cyprus Global Assets Ltd.	Cyprus
Intralot Finance UK Ltd	United Kingdom
Intralot Gaming Services Pty Ltd	Australia
Intralot Germany GmbH*	Germany
Intralot Global Holdings B.V.	Netherlands
Intralot Global Operations B.V.	Netherlands
Intralot Global Securities B.V.	Netherlands
Intralot Holdings International Ltd.	Cyprus
Intralot Holdings UK Ltd	United Kingdom
Intralot Iberia Holdings S.A.	Spain
Intralot International Ltd.	Cyprus
Intralot Ireland Ltd	Ireland

Subsidiary Name	State or Other Jurisdiction of Incorporation
Intralot Maroc S.A.	Morocco
Intralot Nederland B.V.	Netherlands
Intralot New Zealand Ltd	New Zealand
Intralot Operations Ltd.	Cyprus
Intralot South Africa Ltd.	South Africa
Intralot Tech Single Member S.A.	Greece
Intralot US Holdings B.V.	Netherlands
Intralot US Securities B.V.	Netherlands
Intralot, Inc.	Georgia
Jet Media Limited	Gibraltar
Joker Gaming, LLC d/b/a Live at the bike	California
JPJ Group Holdings Limited	Jersey
JPJ Holding II Limited	Jersey
JPJ Holding Jersey Limited	Jersey
JPJ Jersey Limited	Jersey
JPJ OPS Spain S.A.U.	Ceuta
Lotrom S.A.	Romania
Louisiana Casino Cruises, LLC	Louisiana
Maltco Lotteries Ltd	Malta
MB Development, LLC	Nevada
Mice and Dice Limited	United Kingdom
Mile High USA, LLC	Delaware
Netman Srl	Romania
PE Sub Holdings, LLC	Delaware
PE Sub Intermediate Holdings, LLC	Delaware
Play Spain Casino S.A.U.	Ceuta
Premier Entertainment AC, LLC d/b/a Bally's Atlantic City Hotel and Casino	New Jersey
Premier Entertainment Biloxi LLC	Delaware
Premier Entertainment Black Hawk, LLC d/b/a Bally's Black Hawk North Casino, Bally's Black Hawk West Casino and Bally's Black Hawk East Casino	Colorado
Premier Entertainment Finance Corp	Delaware
Premier Entertainment II, LLC	Delaware
Premier Entertainment III, LLC d/b/a Bally's Dover Casino Resort	Delaware
Premier Entertainment Louisiana I, LLC d/b/a Bally's Shreveport Casino & Hotel	Delaware
Premier Entertainment Parent, LLC	Delaware
Premier Entertainment Shreveport, LLC	Louisiana
Premier Entertainment Sub, LLC	Delaware
Premier Entertainment Tahoe, LLC d/b/a Bally's Lake Tahoe Casino Resort	Nevada
Premier Entertainment Vicksburg, LLC d/b/a Bally's Vicksburg Casino	Delaware
Queen Sportsbook Maryland LLC	Delaware
Racing Associates of Colorado, Ltd.	Colorado
Rhode Island VLT Company LLC	Delaware
Rock Island Foodservice, LLC	Illinois
Royal Highgate Ltd.	Cyprus
Solid Innovations Limited	Gibraltar

Subsidiary Name	State or Other Jurisdiction of Incorporation
Sportsoft Solutions Inc.	Canada
Stockwell Ltd	Isle of Man
Tecno Accion S.A.	Argentina
Tecno Accion Salta S.A.	Argentina
Telescope Digital Inc.	Delaware
Telescope EMEA, S.L.	Spain
Telescope UK, LTD	United Kingdom
The Intertain Group Limited	Canada
The Queen Casino & Entertainment, LLC	Delaware
The Rock Island Boatworks, LLC d/b/a Bally's Quad Cities Casino & Hotel	Illinois
The Shops at Tropicana Las Vegas, LLC	Nevada
TR Black Hawk Promotional Association I	Colorado
Tropicana Las Vegas Hotel and Casino, Inc.	Delaware
Tropicana Las Vegas Intermediate Holdings, Inc.	Delaware
Tropicana Las Vegas, Inc.	Nevada
Twin River-Tiverton, LLC d/b/a Bally's Tiverton Casino & Hotel	Delaware
UTGR, LLC d/b/a Bally's Twin River Lincoln Casino Resort	Delaware
WagerLogic Malta Holding Limited	Malta

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-263437, 333-256435, 333-286460, and 333-288707 on Form S-8, and Registration Statement No. 333-278665 on Form S-3 of our reports dated March 23, 2026, relating to the financial statements of Bally's Corporation and the effectiveness of Bally's Corporation's internal control over financial reporting appearing in this Annual Report on Form 10-K for the year ended December 31, 2025.

/s/ Deloitte & Touche LLP

New York, New York

March 23, 2026

Exhibit 31.1

BALLY'S CORPORATION

CERTIFICATION

I, Robeson M. Reeves, certify that:

1.   I have reviewed this Annual Report on Form 10-K of Bally's Corporation;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 23, 2026   By: /s/ ROBESON M. REEVES
                                                              Robeson M. Reeves
                                                              Chief Executive Officer

Exhibit 31.2

BALLY'S CORPORATION

CERTIFICATION

I, Vladimira Mircheva, certify that:

1. I have reviewed this Annual Report on Form 10-K of Bally's Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 23, 2026   By: /s/ VLADIMIRA MIRCHEVA
                                                     Vladimira Mircheva
                                                     Chief Financial Officer
                                                     (Principal Financial Officer)

Exhibit 32.1

BALLY'S CORPORATION

CERTIFICATION

In connection with the Annual Report of Bally's Corporation (the "Company") on Form 10-K for the year ended December 31, 2025 (the "Report"), as filed with the Securities and Exchange Commission, I, Robeson M. Reeves, Chief Executive Officer of the Company, hereby certify as of the date hereof, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

Date: March 23, 2026

By: /s/ ROBESON M. REEVES

Robeson M. Reeves
Chief Executive Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, except to the extent that the Company specifically incorporates it by reference.

Exhibit 32.2

BALLY'S CORPORATION

CERTIFICATION

In connection with the Annual Report of Bally's Corporation (the "Company") on Form 10-K for the year ended December 31, 2025 (the "Report"), as filed with the Securities and Exchange Commission, I, Vladimira Mircheva, Chief Financial Officer of the Company, hereby certify as of the date hereof, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

Date: March 23, 2026   By: /s/ VLADIMIRA MIRCHEVA
                                         Vladimira Mircheva
                                         Chief Financial Officer
                                         (Principal Financial Officer)

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, except to the extent that the Company specifically incorporates it by reference.

[This page intentionally left blank]

Exhibit 99.1

Description of Governmental Regulations

General

The ownership, operation, and management of our gaming, betting and racing facilities (generically referred to herein as "gaming") are subject to significant regulation under the laws, rules and regulations of each of the jurisdictions in which we operate. Gaming laws and regulations are generally based upon declarations of public policy designed to protect gaming consumers and the viability and integrity of the gaming industry. The continued growth and success of gaming is dependent upon public confidence, and gaming laws protect gaming consumers and the viability and integrity of the gaming industry, including prevention of crime, money laundering, cheating and fraudulent practices. Gaming laws also may be designed to protect and maximize revenues derived through taxes and licensing fees imposed on gaming industry participants, as well as to enhance economic development and tourism. To accomplish these public policy goals, gaming laws establish stringent procedures to ensure that participants in the gaming industry meet certain suitability standards. In addition, gaming laws require gaming industry participants to:

- ensure that unsuitable individuals and organizations have no role in gaming operations;

- establish procedures designed to prevent cheating and fraudulent practices;

- establish and maintain anti-money laundering practices and procedures;

- establish and maintain responsible accounting practices and procedures;

- maintain effective controls over their financial practices, including establishing minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues;

- maintain systems for reliable record keeping;

- file periodic reports with gaming regulators and maintain certain minimum internal controls;

- establish programs to promote responsible gaming; and

- enforce minimum age requirements.

Typically, a regulatory environment is established by statute and underlying regulations and is administered by one or more regulatory agencies with broad discretion to regulate the affairs of owners and other persons with financial interests in gaming operations. Among other things, gaming authorities in the various jurisdictions in which we operate:

- adopt, interpret and enforce gaming laws and regulations;

- impose disciplinary sanctions for violations, including fines and penalties;

- review the character and fitness of participants in gaming operations and make determinations regarding their suitability or qualification for licensure;

- grant licenses for participation in gaming operations;

- issue license conditions and codes of practice;

- collect and review reports and information submitted by participants in gaming operations;

- in the case of Rhode Island and Delaware, collect proceeds from our operations and provide us with commissions based on such proceeds;

- review and approve certain transactions, such as acquisitions or change-of-control transactions of gaming industry participants, securities offerings and debt transactions engaged in by such participants; and

- establish and collect fees and taxes in jurisdictions where applicable.

Any change in or the interpretation of the laws or regulations of a gaming jurisdiction could adversely affect our gaming operations.

Licensing and Suitability Determinations

Gaming laws require us, each of our subsidiaries engaged in gaming operations, certain of our directors, officers and employees, and in some cases, certain of our shareholders and holders of our debt securities, to obtain licenses or findings of suitability from gaming authorities. Licenses or findings of suitability typically require a determination that the applicant qualifies or is suitable to hold the license. Gaming authorities have broad discretion in determining whether an applicant qualifies for licensing or should be deemed suitable. Subject to certain administrative proceeding requirements, the gaming regulators have the authority to deny any application or limit, condition, restrict, revoke or suspend any license, registration, finding of suitability or approval, or fine any person licensed, registered or found suitable or approved. Criteria used in determining whether to grant or renew a license or finding of suitability, while varying between jurisdictions, generally include consideration of factors such as:

- the character, honesty and integrity of the applicant;

- the financial stability, integrity and responsibility of the applicant, including whether the operation is adequately capitalized in the jurisdiction and exhibits the ability to maintain adequate insurance levels;

- the quality of the applicant's casino facilities or online casino offerings;

- the amount of revenue to be derived by the applicable jurisdiction from the operation of the applicant's casino;

- the applicant's practices with respect to minority hiring and training; and

- the effect on competition and general impact on the community.

In evaluating individual applicants, gaming authorities consider the individual's business experience and reputation for good character, the individual's criminal history and the character of those with whom the individual associates.

Some gaming jurisdictions limit the number of licenses granted to operate casinos within the state or territory, and some states or territories limit the number of licenses granted to any one gaming operator. Licenses under gaming laws are generally not transferable without regulatory approval. Licenses in most of the jurisdictions in which we conduct gaming operations are granted for limited durations and require renewal from time to time. There can be no assurance that any of our licenses will be renewed. The failure to renew any of our licenses could adversely affect our gaming operations.

In addition to us and our direct and indirect subsidiaries engaged in gaming operations, gaming authorities may investigate any individual who has a material relationship to or material involvement with any of our entities to determine whether such individual is suitable or should be licensed. Our officers, directors and certain key employees must file applications with the gaming authorities in various jurisdictions to be qualified, licensed, or found suitable. Qualification, licensure and suitability determinations require submission of detailed personal and financial information followed by a thorough investigation. The applicant must pay all the costs of the investigation. Changes in licensed positions must be reported to gaming authorities and in addition to their authority to deny an application for licensure, qualification or a finding of suitability, gaming authorities have jurisdiction to disapprove a change in a corporate position.

If one or more gaming authorities were to find that an officer, director or key employee fails to qualify or is unsuitable for licensing or unsuitable to continue having a relationship with us, we would be required to sever all relationships with such person. In addition, gaming authorities may require us to terminate the employment of any person who refuses to file appropriate applications.

Moreover, in many jurisdictions, certain of our shareholders may be required to undergo a suitability investigation similar to that described above. Many jurisdictions require any person who acquires beneficial ownership of more than a certain percentage of our voting securities, typically 5%, to report the acquisition to gaming authorities, and gaming authorities may require such holders to apply for qualification or a finding of suitability. Most gaming authorities, however, allow an "institutional investor" to apply for a waiver or reduced disclosure obligation. An "institutional investor" is generally defined as an investor acquiring and holding voting securities in the ordinary course of business as an institutional investor for passive investment purposes only, and not for the purpose of causing, directly or indirectly, the election of a member of our board of directors, any change in our corporate charter, bylaws, management, policies or operations, or those of any of our gaming affiliates, or the taking of any other action which gaming authorities find to be inconsistent with holding our voting securities for passive investment purposes only. Even if a waiver or reduced disclosure obligation is granted, an institutional investor generally may not take any action inconsistent with its status when the waiver was granted without once again becoming subject to the foregoing reporting and application obligations.

Generally, any person who fails or refuses to apply for a finding of suitability or a license within the time period mandated by the applicable gaming laws may be denied a license or found unsuitable, as applicable. Any shareholder found unsuitable or denied a license and who holds, directly or indirectly, any beneficial ownership of our voting securities beyond such period of time, as may be prescribed by the applicable gaming authorities, may be guilty of a criminal offense. Pursuant to our bylaws, if a shareholder were to be found by an applicable gaming authority to be an unsuitable person, or if the Board were otherwise to determine that a shareholder is an unsuitable person under applicable gaming laws, then the Company may, subject to compliance with its bylaws, redeem such shareholder's voting securities. In addition, in these circumstances, until such voting securities are owned by suitable shareholders:

- we would not be required or permitted to pay any dividend, payment, distribution or interest with respect to such voting securities,

- the unsuitable shareholder holder would not be entitled to exercise any voting rights in respect of such voting securities,

- we would not pay any remuneration in any form to the holder of such voting securities (other than, if applicable, the redemption price for such securities),

- an unsuitable shareholder may not be engaged as an employee, officer, or director, and may not provide any services to us or any of our subsidiaries, and

- all other rights (including economic and voting rights) of such unsuitable persons in respect of the voting securities would be suspended.

The gaming jurisdictions in which we operate also require that suppliers of certain goods and services to gaming industry participants be licensed or qualified, and require us to purchase and lease gaming equipment, including certain supplies and services, only from licensed or qualified suppliers.

Violations of Gaming Laws

If we or our subsidiaries violate applicable gaming laws, our gaming licenses could be limited, conditioned, suspended or revoked by gaming authorities, and we and any other persons involved could be subject to substantial fines. Further, a supervisor or conservator can be appointed by gaming authorities to operate our gaming properties, or in some jurisdictions, take title to our gaming assets in the jurisdiction, and under certain circumstances, earnings generated during such appointment could be forfeited to the applicable state or territory. Furthermore, violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions. As a result, violations by us of applicable gaming laws could adversely affect our gaming operations.

Some gaming jurisdictions prohibit certain types of political activity by a gaming licensee, its officers, directors and key employees. A violation of such a prohibition may subject the offender to criminal and/or disciplinary action.

Reporting and Recordkeeping Requirements

We are required to submit detailed financial and operating reports and furnish any other information about us or our subsidiaries, as required by various laws and regulations. Under federal law, we must record and submit detailed reports of currency transactions involving more than $10,000 at our casinos and any suspicious activity that may occur at such facilities. Certain jurisdictions require logging, reporting, and/or review of transactions and winning wagers over certain amounts. We are required to maintain a current stock ledger which may be examined by gaming authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to gaming authorities. A failure to make such a disclosure may be grounds for finding the record holder unsuitable. Gaming authorities may require certificates for our securities to bear a legend indicating that the securities are subject to specified gaming laws. In certain jurisdictions, gaming authorities have the power to impose additional restrictions on the holders of our securities at any time.

Review and Approval of Transactions

Substantially all material loans, capital leases, sales of securities and similar financing transactions by us and our subsidiaries must be reported to and in some cases approved by gaming authorities. Neither we nor any of our subsidiaries may make a public offering of securities without the prior approval of certain gaming authorities. Changes in control through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or otherwise are subject to receipt of prior approval of gaming authorities. Entities seeking to acquire control of us or one of our subsidiaries must satisfy gaming authorities with respect to a variety of stringent standards prior to assuming control. Gaming authorities may also require controlling shareholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed as part of the approval process relating to the transaction.

Because of regulatory restrictions, our ability to grant a security interest in any of our gaming assets is limited and subject to receipt of prior approval by certain gaming authorities. A pledge of the stock of a subsidiary holding a gaming license and the foreclosure of such a pledge may be ineffective without the prior approval of gaming authorities in certain jurisdictions. Moreover, our subsidiaries holding gaming licenses may be unable to guarantee a security issued by an affiliated or parent company pursuant to a public offering, or pledge their assets to secure payment of the obligations evidenced by the security issued by an affiliated or parent company, without the prior approval of certain gaming authorities.

Certain jurisdictions require the implementation of a compliance review and reporting system created for the purpose of monitoring our activities related to our continuing qualification. These plans require periodic reports to the regulatory authorities.

License Fees and Gaming Taxes

We pay substantial license fees and taxes in many jurisdictions, including some of the counties, cities and towns in which our operations are conducted, in connection with our gaming operations, computed in various ways depending on the type of gaming or activity involved and the jurisdiction where our operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable with varying frequency. License fees and taxes are based upon such factors as:

- a percentage of the gross gaming revenues received;

- the number of gaming devices and table games operated; and/or

- one-time fees payable upon the initial receipt of license and fees in connection with the renewal of license.

In many jurisdictions, gaming tax rates are graduated, such that they increase as gross gaming revenues increase. Furthermore, tax rates are subject to change, sometimes with little notice, and such changes could have adversely affect our gaming operations. A live entertainment tax is also paid in certain jurisdictions by casino operations where entertainment is provided.

In addition to taxes specifically unique to gaming, we are required to pay all other applicable taxes such as income, sales, use, and property taxes.

Rhode Island Commissions

In Rhode Island, our gaming operations are subject to extensive regulation by the Rhode Island Department of Business Regulation and the Division of Lotteries of the Rhode Island Department of Revenue. Similar to Delaware and unlike the other jurisdictions in which we operate, Rhode Island does not have a traditional tax on gaming operations. The state receives all of the gaming win that comes into our Rhode Island operations and then pays us a percentage of the gaming win. As a result, our revenue from Rhode Island operations reflects only the net amount we are paid of the total gaming win from our Rhode Island casinos. As of December 31, 2025, Bally's Twin River Lincoln Casino Resort is entitled to a 28.85% share of video lottery terminal ("VLT") revenue on the initial 3,002,000 units and a 26.00% share on VLT revenue generated from units in excess of 3,002,000. Bally's Tiverton Casino & Hotel is entitled to receive a percentage of VLT revenue that is equivalent to the percentage received by Bally's Twin River Lincoln Casino Resort. Bally's Twin River Lincoln Casino Resort and Bally's Tiverton Casino & Hotel are entitled to an 83.5% share of table games revenue.

Delaware Commissions

In Delaware, our gaming operations are subject to extensive regulations related to our operations by the Delaware State Lottery Office, Delaware's Department of Safety and Homeland Security, Division of Gaming Enforcement and the Delaware Harness Racing Commission. Similar to the Rhode Island jurisdiction, Delaware does not have a traditional tax on gaming operations. The Delaware State Lottery Office sweeps the win from the casino operations, collects the State's share of the win and the amount due to the vendors under contract with the State who provide the slot machines and associated computer systems, collects the amount allocable to purses for harness horse racing and remits the remainder to us as our commission. As a result, our revenue from Delaware operations reflects only the net amount we are paid of the total gaming win from our Bally's Dover Casino Resort. As of December 31, 2025, Dover Downs was entitled to an approximate 42% share of VLT revenue and 80% share of table games revenue.

Operational Requirements

In most jurisdictions, we are subject to certain requirements and restrictions on how we must conduct our gaming operations. In some states and territories, we are required to give preference to local suppliers and include minority and women-owned businesses in construction projects as well as in general vendor business activity. Similarly, we may be required to give employment preference to minorities, women and in-state residents in certain jurisdictions.

Some gaming jurisdictions also prohibit cash distributions from a gaming operation, except to allow for the payment of taxes, if the distribution would impair the financial viability of the gaming operation. Moreover, many jurisdictions require a gaming operation to maintain insurance and post bonds in amounts determined by the applicable gaming authority. In addition, our ability to conduct certain types of games, introduce new games or move existing games within our facilities may be restricted or subject to regulatory review and approval. Some of our operations are subject to restrictions on the number of gaming positions we may have and the maximum wagers allowed to be placed by our customers.

Our operating properties are also subject to various rules and regulations related to the prevention of financial crimes and combating terrorism, including the U.S. Patriot Act of 2001 and the Bank Secrecy Act. These rules and regulations require us to, among other things, implement policies and procedures related to anti-money laundering, suspicious activities, currency transaction reporting and due diligence on customers. Although we have policies and procedures designed to comply with these rules and regulations, to the extent they are not fully effective or do not meet heightened regulatory standards or expectations, we may be subject to fines, penalties, restrictions on certain activities, reputational harm, or other adverse consequences.

Riverboat Casinos

In addition to all other regulations generally applicable to the gaming industry, certain of our casinos are also subject to regulations applicable to vessels operating on navigable waterways, including regulations of the U.S. Coast Guard, or alternative inspection requirements. These requirements set limits on the operation of the vessel, mandate that it must be operated by a minimum complement of licensed personnel, establish periodic inspections, including the physical inspection of the outside hull, and establish other mechanical and operations rules. In addition, the riverboat casinos may be subject to future U.S. Coast Guard regulations, or alternative security procedures, designed to increase homeland security which could affect some of our properties and require significant expenditures to bring such properties into compliance.

Racetracks

We conduct horse racing operations at our racetracks in Aurora, Colorado and Dover, Delaware and operate additional off-track betting ("OTB") locations throughout Colorado. Regulations governing our horse racing operation in Colorado and Delaware are administered separately from the regulations governing gaming operations, with separate licenses and license fee structures. The racing authorities responsible for regulating our racing operations have broad oversight authority, which may include: annually reviewing and granting racing licenses and racing dates, approving the opening and operation of OTB facilities, approving simulcasting activities, licensing all officers, directors, racing officials and certain other employees of a racing licensee, and approving certain contracts entered into by a racing licensee affecting racing, pari-mutuel wagering, account wagering and OTB operations.

Retail and Online Wagering

We offer retail sports wagering at our casinos, as well as mobile sports wagering and iGaming in several US jurisdictions, and the Canadian province of Ontario. We and our partners are subject to various federal, state and international laws and regulations that affect our retail and mobile sports wagering businesses. Additional laws in any of these areas are likely to be passed in the future, which could impact the ways in which we and our partners are able to offer sports wagering in jurisdictions that permit such activities.

Interactive Business

We are subject to various federal, state and international laws and regulations that affect our interactive business, including those relating to the general operation of online gaming and/or betting in a particular state or territory, anti-money laundering, responsible gaming, anti-bribery, anti-corruption, privacy and security of customer and employee personal information and those relating to the Internet, behavioral tracking, mobile applications, advertising and marketing activities, sweepstakes and contests. Additional laws in all of these areas are likely to be passed in the future, which could result changes to the legal and/or regulatory environment, including more stringent monitoring of customer playing patterns and increased levels of checks, balances and intervention with our customers and in significant limitations on or changes to the ways in which we can collect, use, host, store or transmit the personal information and data of our customers or employees, communicate with our customers, and deliver products and services, or may significantly increase our compliance costs. As new legal and regulatory requirements are introduced and as our business expands to include new uses or collection of data that is subject to privacy or security regulations, our compliance requirements and costs will increase and we may be subject to increased regulatory scrutiny.

Some of our social gaming products and features are based upon traditional casino games, such as slots and table games. Although we do not believe these products and features constitute gambling, it is possible that additional laws or regulations may be passed in the future that would restrict or impose additional requirements on our social gaming products and features.

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